    As filed with the Securities and Exchange Commission on October 12, 2001


                                                  Commission File Nos. 333-61194
                                                                        811-3199

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-4

       REGISTRATION STATEMENT UNDER
        THE SECURITIES ACT OF 1933                              [ ]

       Pre-Effective Amendment No.  1                           [X]
                                   ---

       Post-Effective Amendment No. __                          [ ]

                                       and

       REGISTRATION STATEMENT UNDER
        THE INVESTMENT COMPANY ACT OF 1940                      [ ]

       Amendment No. 70                                         [X]

                    KILICO Variable Annuity Separate Account

                           (Exact Name of Registrant)
                     Kemper Investors Life Insurance Company
                               (Name of Depositor)

               1600 McConnor Parkway, Illinois                        60196
  (Address of Insurance Company's Principal Executive Offices)     (Zip Code)

  Insurance Company's Telephone Number, including Area Code:    (847) 874-40000

                             Debra P. Rezabek, Esq.
                              1600 McConnor Parkway
                           Schaumburg, Illinois 60196
                     (Name and Address of Agent for Service)

                                   Copies To:


           Frank Julian, Esq.                         Joan E. Boros, Esq.
   Kemper Investors Life Insurance Comp          Christopher S. Petito, Esq.
          1600 McConnor Parkway                       Jorden Burt LLP
       Schaumburg, Illinois 60196             1025 Thomas Jefferson Street, N.W.
                                                       Suite 400E
                                                  Washington, D.C. 20007


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

     Title of Securities Being Registered:

Variable portion of group flexible premium fixed, market value adjusted and variable deferred annuity contracts.

     Calculation of Registration Fee under the Securities Act of 1933:
Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              CROSS-REFERENCE SHEET
                    KILICO VARIABLE ANNUITY SEPARATE ACCOUNT

                       Registration Statement on Form N-4

N-4 Item                                                                      Caption in Prospectus
--------                                                                      ---------------------
Part A

         Item 1.      Cover Page..........................................    Facing Page and Outside Front Cover
                                                                              Page of Prospectus
         Item 2.      Definitions.........................................    Definitions
         Item 3.      Synopsis............................................    Summary; Summary of Expenses
         Item 4.      Condensed Financial Information.....................    Not Applicable
         Item 5.      General Description of Registrant, Depositor
                      and Portfolio Companies.............................    KILICO, the Separate Account and
                                                                              the Funds; The MVA and Fixed
                                                                              Account Options; Voting Rights
         Item 6.      Deductions and Expenses.............................    Contract Charges and
                                                                              Expenses
         Item 7.      General Description of Variable Annuity Contracts...    The Contracts
         Item 8.      Annuity Period......................................    The Annuity Period
         Item 9.      Death Benefit.......................................    The Annuity Period; The
                                                                              Accumulation Period

         Item 10.     Purchases and Contract Value........................    KILICO, the Separate Account and
                                                                              the Funds; The MVA and Fixed
                                                                              Account Options; The Contracts
         Item 11.     Redemptions.........................................    The Contracts; The
                                                                              Accumulation Period
         Item 12.     Taxes...............................................    Federal Income Taxes
         Item 13.     Legal Proceedings...................................    Legal Proceedings
         Item 14.     Table of Contents of the Statement of
                      Additional Information..............................    Table of Contents-Statement of
                                                                              Additional Information

N-4 Item                                                                      Caption in SAI
--------                                                                      --------------
Part B

         Item 15.     Cover Page..........................................    Cover Page
         Item 16.     Table of Contents...................................    Table of Contents
         Item 17.     General Information and History.....................    Not Applicable
         Item 18.     Services............................................    Services to the Separate
                                                                              Account

         Item 19.     Purchase of Securities Being Offered................    Not Applicable
         Item 20.     Underwriters........................................    Services to the Separate
                                                                              Account

         Item 21.     Calculation of Performance Data.....................    Performance Information of
                                                                              Subaccounts
         Item 22.     Annuity Payments....................................    Not Applicable
         Item 23.     Financial Statements................................    Financial Statements

Part C

         Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C to this Registration Statement.

            PROSPECTUS FOR KEMPER INVESTORS LIFE INSURANCE COMPANY

--------------------------------------------------------------------------------
INDIVIDUAL AND GROUP FLEXIBLE PREMIUM VARIABLE, MARKET VALUE ADJUSTED AND FIXED
                          DEFERRED ANNUITY CONTRACTS

--------------------------------------------------------------------------------
                                   Issued By
                   KILICO VARIABLE ANNUITY SEPARATE ACCOUNT
                                      and
                    KEMPER INVESTORS LIFE INSURANCE COMPANY

   This Prospectus describes Flexible Premium Variable, Market Value Adjusted and Fixed Deferred Annuity Contracts (the "Contract(s)") offered by Kemper Investors Life Insurance Company ("KILICO"). The Contract is designed to provide annuity benefits for retirement which may or may not qualify for certain federal tax advantages. Depending on particular state requirements, the Contracts may be issued on a group or individual basis. Contracts issued on a group basis are represented by a certificate. Contracts issued on an individual basis are represented by an individual annuity contract. For purposes of this Prospectus, the term "Contract" refers both to certificates and to individual annuity contracts.

   You may allocate purchase payments to one or more of the Subaccount options, the Fixed Account option or the Market Value Adjustment ("MVA") option. The Contract currently offers 41 variable options, each of which is a Subaccount of KILICO Variable Annuity Separate Account. Currently, you may choose among Subaccounts that invest in the following Portfolios or Funds:

 .  The Alger American Fund:
 .  Alger American Balanced
 .  Alger American Leveraged AllCap
 .  Credit Suisse Warburg Pincus Trust:
 .  Credit Suisse Warburg Pincus Trust-Emerging Markets
 .  Credit Suisse Warburg Pincus Trust-Global Post-Venture Capital
 .  Dreyfus Investment Portfolios (Initial Share Class):
 .  MidCap Stock ("Dreyfus I.P. MidCap Stock")
 . The Dreyfus Socially Responsible Growth Fund, Inc. (Initial Share Class) . INVESCO Variable Investment Funds, Inc.:
 .  INVESCO VIF-Utilities Fund
 .  Scudder Variable Series I:
 .  Scudder 21/st/ Century Growth
 .  Scudder Capital Growth
 .  Scudder Global Discovery
 .  Scudder Growth and Income
 .  Scudder Health Sciences
 .  Scudder International
 .  Scudder Variable Series II:
 .  Scudder Aggressive Growth
 .  Scudder Blue Chip
 .  Scudder Contrarian Value
 .  Scudder Global Blue Chip
 .  Scudder Government Securities
 .  Scudder Growth
 .  Scudder High Yield
 .  Scudder International Research
 .  Scudder Investment Grade Bond
 .  Scudder Money Market
 .  Scudder New Europe
 .  Scudder Small Cap Growth
 .  Scudder Small Cap Value
 .  Scudder Strategic Income
 .  Scudder Technology Growth
 .  Scudder Total Return
 .  SVS Dreman Financial Services
 .  SVS Dreman High Return Equity
 .  SVS Dynamic Growth
 .  SVS Focus Value+Growth
 .  SVS Focused Large Cap Growth
 .  SVS Growth And Income
 .  SVS Growth Opportunities
 .  SVS Index 500
 .  SVS Mid-Cap Growth
 .  SVS Strategic Equity
 .  SVS Venture Value

   Subaccounts and Portfolios may be added or deleted in the future. Contract values allocated to any of the Subaccounts vary, reflecting the investment experience of the selected Subaccounts. Contract values allocated to the Fixed Account option or one or more Guarantee Periods of the Market Value Adjustment option accumulate on a fixed basis.
   If you elect the Value Credit rider, we will add a credit of 2% to each of your Purchase Payments made during the first Contract Year and 2% of Contract Value every fifth Contract Anniversary. The expenses for a Contract with a Value Credit rider will be higher than those for a Contract without a Value Credit rider, and in some cases, the amount of a Value Credit may be more than offset by the expenses associated with it. The higher withdrawal charges, charged under the Value Credit rider, could result in a recapture of Value Credits if the Contract is surrendered or annuitized during the first nine Contribution Years following allocation of Purchase Payments.
   The Contracts are not insured by the FDIC. They are obligations of the issuing insurance company and are not a deposit of, or guaranteed by, any bank or savings institution and are subject to risks, including possible loss of principal.
   This Prospectus contains important information about the Contracts that you should know before investing. You should read it before investing and keep it for future reference. We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission. The current SAI has the same date as this Prospectus and is incorporated by reference in this Prospectus. You may obtain a free copy by writing us or calling (847) 874-4000 . A table of contents for the SAI appears on page 85. You may also find this Prospectus and other information about the Separate Account required to be filed with the Securities and Exchange Commission ("SEC") at the SEC's web site at http://www.sec.gov.
   The date of this Prospectus is    , 2001.
   The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                 Page
                                                                 ----
DEFINITIONS.....................................................   1
SUMMARY.........................................................   4
SUMMARY OF EXPENSES.............................................   7
KILICO, THE SEPARATE ACCOUNT AND THE FUNDS......................  16
THE MVA AND FIXED ACCOUNT OPTIONS...............................  21
THE CONTRACTS...................................................  23
CONTRACT CHARGES AND EXPENSES...................................  39
THE ANNUITY PERIOD..............................................  42
FEDERAL INCOME TAXES............................................  47
DISTRIBUTION OF CONTRACTS.......................................  54
VOTING RIGHTS...................................................  54
REPORTS TO CONTRACT OWNERS AND INQUIRIES........................  54
EXPERTS.........................................................  55
LEGAL MATTERS...................................................  55
SPECIAL CONSIDERATIONS..........................................  55
AVAILABLE INFORMATION...........................................  55
BUSINESS........................................................  56
PROPERTIES......................................................  62
LEGAL PROCEEDINGS...............................................  62
SELECTED FINANCIAL DATA.........................................  63
SUPPLEMENT TO MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS INCLUDING SIX MONTHS ENDED
  JUNE 30, 2001.................................................  64
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS.........................................  68
KILICO'S DIRECTORS AND EXECUTIVE OFFICERS.......................  81
EXECUTIVE COMPENSATION..........................................  84
TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION..........  85
FINANCIAL STATEMENTS............................................  85
APPENDICES...................................................... 118

                                  DEFINITIONS

   The following terms, as used in this Prospectus, have the indicated meanings:

   Accumulated Guarantee Period Value--The sum of the Guarantee Period Values.

   Accumulation Period--The period between the Date of Issue and the Annuity
Date.

   Accumulation Unit--An accounting unit of measure used to calculate the value of each Subaccount during the Accumulation Period. Each Subaccount will have an Accumulation Unit for each combination of charges.

   Annuitant--The person during whose lifetime the Annuity is to be paid.

   Annuity Date--The date on which your Contract matures, and we begin to make annuity payments to you. The original Annuity Date you selected in your Contract application is stated in your Contract Schedule.

   Annuity Option--One of several forms in which you may elect to have annuity payments made to you after the Annuity Date.

   Annuity Period--The period starting on the Annuity Date during which we make annuity payments to you.

   Annuity Unit--An accounting unit of measure used to calculate the amount of Variable Annuity payments after the first annuity payment.

   Beneficiary--The person you designate or designated under the Contract to receive any benefits under a Contract upon your death.

   Company ("we", "us", "our", "KILICO")--Kemper Investors Life Insurance Company, Schaumburg, Illinois 60196.

   Contract--A Flexible Premium Variable, Market Value Adjusted and Fixed Deferred Annuity Contract offered on an individual or group basis. Contracts issued on a group basis are represented by a certificate. Contracts issued on an individual basis are represented by an individual annuity contract.

   Contract Anniversary--An anniversary of the Date of Issue.

   Contract Quarter--Periods between quarterly Contract Anniversaries.

   Contract Schedule--The schedule pages appearing at the beginning of your Contract.

   Contract Value--The sum of the Fixed Account Contract Value plus the Separate Account Contract Value, plus the Accumulated Guarantee Period Value.

   Contract Year--A one-year period starting on the Date of Issue and successive Contract Anniversaries.

   Contribution Year--Each one-year period following the date a Purchase Payment is made.

   Date of Issue--The Date of Issue is stated in your Contract Schedule.

   Debt--The principal of any outstanding loan plus any accrued interest. Loans are available under certain Qualified Plans.

   Fixed Account--The General Account of KILICO to which you may allocate all or a portion of Purchase Payments or Contract Value.

   Fixed Account Contract Value--The (1) Purchase Payment allocated or amount transferred to the Fixed Account; plus (2) interest credited; minus (3) withdrawals, previously assessed withdrawal charges and transfers on any Valuation Date.

   Fixed Annuity--An annuity payment plan which does not vary in dollar amount with investment experience.

   Fund(s)--An investment company which provides the Portfolios available for investment by a Subaccount.

   General Account--Our assets other than those allocated to any of our separate accounts.

   Guaranteed Interest Rate--The rate of interest we establish for a given Guarantee Period.

   Guarantee Period--A period of time during which an amount is to be credited with a Guaranteed Interest Rate assuming no partial withdrawal, surrender, or transfer prior to the end of that Guarantee Period. The Guarantee Periods initially offered are stated in your Contract Schedule.

   Guarantee Period Value--The (1) Purchase Payment allocated or amount transferred to a Guarantee Period; plus (2) interest credited; minus (3) withdrawals, previously assessed withdrawal charges and transfers; adjusted for
(4) any applicable Market Value Adjustment previously made.

   Market Adjusted Value--A Guarantee Period Value adjusted by the Market Value Adjustment formula prior to the end of a Guarantee Period.

   Market Value Adjustment--An adjustment of Guarantee Period Values in accordance with the Market Value Adjustment formula that applies to amounts used to purchase an Annuity Option on the Annuity Date, partial or total withdrawals, or transfers prior to the end of the Guarantee Period. The adjustment reflects the change in the value of the Guarantee Period Value due to changes in interest rates since the date the Guarantee Period commenced.

   Non-Qualified Plan Contract--This Contract issued other than as a Qualified Plan Contract.

   Owner, Contract Owner, you, your, yours--The person(s) named as Owner unless later changed as provided in this Contract. When more than one person is named as Owner, the terms, "you," "your," and "yours" mean joint Owners.

   Payee--A recipient of periodic payments under the Contract.

   Portfolio--A series of a Fund with its own objective and policies, which represents shares of beneficial interest in a separate portfolio of securities and other assets.

   Purchase Payment--The dollar amount we receive in U.S. currency to buy the benefits this Contract provides.

   Qualified Plan Contract--A Contract issued under a retirement plan which qualifies for favorable income tax treatment under Sections 401, 403, 408, 408A and 457 of the Internal Revenue Code as amended.

   Separate Account--A unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940 known as the KILICO Variable Annuity Separate Account.

   Separate Account Contract Value--The sum of the Subaccount Values on a Valuation Date.

   Subaccounts--The Separate Account has multiple Subaccounts. Each Subaccount invests all of its assets in a specified Portfolio or Fund.

   Subaccount Value--The value of your interest in each Subaccount.

   Valuation Date--Each business day that we value the assets of the Separate Account. Currently this is each day that the New York Stock Exchange is open for trading.

   Valuation Period--The period that starts at the close of the New York Stock Exchange on a Valuation Date and ends at the close of the New York Stock Exchange on the next succeeding Valuation Date.

   Variable Annuity--An annuity payment plan which varies in dollar amount because of Subaccount investment experience.

   Withdrawal Value--Contract Value, minus any applicable withdrawal charge, plus or minus any applicable Market Value Adjustment, minus any premium tax payable if the Contract is being annuitized.

                                    SUMMARY

   Because this is a summary, it does not contain all of the information that may be important. Read the entire Prospectus before deciding to invest.

   The Contracts provide for investment on a tax-deferred basis and annuity benefits. This Prospectus describes both Non-Qualified Plan and Qualified Plan Contracts. A Contract may not be issued to you on or after your 91st birthday.


   The minimum initial Purchase Payment is $10,000, and the minimum subsequent Purchase Payment will vary depending on whether the Contract is issued as a Qualified or Non-Qualified Plan Contract, and the method of payment. In either case, our prior approval is required for total Purchase Payments over $1,000,000. (See "The Contracts," page 24.) An initial allocation to a Subaccount or Fixed Account must be at least $500. A subsequent allocation to a Subaccount or Fixed Account must be at least $50. Any allocation to a Guarantee Period must be at least $500.



   Variable accumulations and benefits are provided by crediting Purchase Payments to one or more Subaccounts that you select. Each Subaccount invests in one of the following corresponding Portfolios or Funds:


      .  Alger American Balanced

      .  Alger American Leveraged AllCap

      .  Credit Suisse Warburg Pincus Trust-Emerging Markets

      .  Credit Suisse Warburg Pincus Trust-Global Post-Venture Capital

      .  Dreyfus I.P. MidCap Stock (Initial Share Class)

      .  The Dreyfus Socially Responsible Growth Fund, Inc. (Initial Share
         Class)

      .  INVESCO VIF-Utilities Fund

      .  Scudder 21/st/ Century Growth

      .  Scudder Capital Growth

      .  Scudder Global Discovery

      .  Scudder Growth and Income

      .  Scudder Health Sciences

      .  Scudder International

      .  Scudder Aggressive Growth

      .  Scudder Blue Chip

      .  Scudder Contrarian Value

      .  Scudder Global Blue Chip

      .  Scudder Government Securities

      .  Scudder Growth

      .  Scudder High Yield

      .  Scudder International Research

      .  Scudder Investment Grade Bond

      .  Scudder Money Market

      .  Scudder New Europe

      .  Scudder Small Cap Growth

      .  Scudder Small Cap Value

      .  Scudder Strategic Income

      .  Scudder Technology Growth

      .  Scudder Total Return

      .  SVS Dreman Financial Services


      .  SVS Dreman High Return Equity

      .  SVS Dynamic Growth

      .  SVS Focus Value+Growth

      .  SVS Focused Large Cap Growth

      .  SVS Growth And Income

      .  SVS Growth Opportunities

      .  SVS Index 500

      .  SVS Mid-Cap Growth

      .  SVS Strategic Equity

      .  SVS Venture Value


   The Fixed Account provides fixed accumulations and benefits. We guarantee that Purchase Payments allocated to the Fixed Account earn a minimum fixed interest rate of 3%. In our discretion, we may credit interest in excess of 3%. (See "Fixed Account Option," page 22)



   The MVA Option also provides fixed accumulations. The MVA Option may not be available in all states. The MVA Option is only available during the Accumulation Period. You may allocate amounts to one or more initial Guarantee Periods available under the Contract. We may offer additional Guarantee Periods at our discretion. For new contracts, we may limit the number of Guarantee Period options available to three. We calculate the interest credited to the Guarantee Period Value by compounding daily at daily interest rates which would produce at the end of 12 months a result identical to the one produced by applying an annual interest rate. We declare the rate at our sole discretion. We guarantee amounts allocated to the MVA Option at Guaranteed Interest Rates for the Guarantee Periods you select. These guaranteed amounts are subject to any applicable withdrawal charge, Market Value Adjustment or records maintenance charge. We will not change a Guaranteed Interest Rate for the duration of the Guarantee Period. However, Guaranteed Interest Rates for subsequent Guarantee Periods are set at our discretion. At the end of a Guarantee Period, a new Guarantee Period for the same duration starts, unless you timely elect another Guarantee Period. The offering of interests under the Contract relating to the MVA Option is registered under the Securities Act of 1933 ("1933 Act"), but the separate account holding our assets in connection with those interests is not registered under the Investment Company Act of 1940 ("1940 Act"). (See "The MVA Option," page 21)


   You bear the investment risk under the Contracts, unless you allocate your Contract Values to:


      . the MVA Option and are guaranteed to receive the Guaranteed Interest Rate, subject to any market value adjustment, or


      .  the Fixed Option and are guaranteed to earn at least 3% interest.


   Transfers among Subaccounts are permitted before and after annuitization, subject to certain limitations. A transfer from a Guarantee Period is subject to a Market Value Adjustment unless the transfer is effected within 30 days after the end of the applicable Guarantee Period. (See "Transfers During Accumulation Period" and "Transfers During the Annuity Period," pages 28 and 44 respectively.)



   You may withdraw Contract Value subject to withdrawal charges, any applicable Market Value Adjustment, and other specified conditions. If you do not elect the Value Credit rider, the withdrawal charge ranges from 7% of each Purchase Payment during the first Contribution Year to 0% after seven Contribution Years, and after seven Contribution Years no withdrawal charge applies to withdrawal of that Purchase Payment. If the Value Credit rider is elected, the withdrawal charge ranges from 8.5% during the first Contribution Year to 0% after nine Contribution Years, and no withdrawal charge applies after nine Contribution Years. As explained below, certain amounts may be withdrawn free of withdrawal charge. In determining withdrawal charges and free withdrawal amounts, we treat withdrawals as coming from earnings (if any) first, and then from the oldest Purchase Payments first (i.e., first-in, first-out). We will charge all amounts withdrawn and any applicable withdrawal charge against Purchase Payments in the chronological order in which we received them beginning with the initial Purchase Payment. (See "Withdrawals During the Accumulation Period," page 31.) Withdrawals may be subject to income tax, a 10% penalty tax, and other tax consequences. Withdrawals from Qualified Plan Contracts may be limited by the terms of the plan or the Internal Revenue Code, as amended (the "Code"). (See "Federal Income Taxes," page 47.)

   We do not deduct sales charges from Purchase Payments. Each Contract Year, you may make a partial or total withdrawal of the Contract, without withdrawal charge, up to the greatest of:


      . Purchase Payments that are no longer subject to withdrawal charges, minus withdrawals attributable to those Purchase Payments;



      . Your Contract Value, minus any Purchase Payment paid within the prior seven years (nine years for Contracts with the Value Credit rider), plus any withdrawals from Purchase Payments subject to withdrawal charges, including any withdrawal charge; and



      . 10% of Purchase Payments that are subject to withdrawal charges, minus any Purchase Payments subject to a withdrawal charge previously withdrawn, including any withdrawal charges.



   The Contract may be purchased in connection with retirement plans qualifying under Sections 401, 403, 408, 408A and 457 of the Code including the following types of Qualified Plans: IRA's, SEP-IRA's, SIMPLE IRA's, Roth IRA's, HR-10 and Keogh Plans, Pension and Profit-Sharing Plans, Tax-Sheltered Annuities, and Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations. The Contract is also available in connection with non-qualified deferred compensation plans. (See "Taxation of Annuities in General," page 48 and "Qualified Plans," page 51.)



   Loans against your Contract may be taken any time prior to the Annuity Date if your Contract was issued under Sections 401(a) or 403(b) of the Code and your plan permits loans. (See "Contract Loans," page 32.)



   You may examine a Contract and return it to us for a refund during the "free look" period. The length of the free look period will depend on the state in which the Contract is issued. However, it will be at least ten days from the date you receive the Contract. (See "The Contracts," page 23.) In addition, a special free look period applies in some circumstances to Contracts issued as an Individual Retirement Annuity ("IRA"), a Roth IRA or a Simplified Employee Pension.

                              SUMMARY OF EXPENSES


--------------------------------------------------------------------------------

  Contract Owner Transaction Expenses
  Sales Load Imposed on Purchases (as a percentage of purchase payments) None
  Withdrawal Charge (as a percentage of original purchase payments)(1)

                                                         Without    With
                                                          Value    Value
     Contribution Year                                   Credit    Credit
     -----------------                                   -------   ------
     Less than one......................................  7.00%    8.50%
     One but less than two..............................  6.00%    8.50%
     Two but less than three............................  5.00%    8.50%
     Three but less than four...........................  5.00%    8.50%
     Four but less than five............................  4.00%    7.50%
     Five but less than six.............................  3.00%    6.50%
     Six but less than seven............................  2.00%    5.50%
     Seven but less than eight..........................  0.00%    3.50%
     Eight but less than nine...........................  0.00%    1.50%
     Nine and thereafter................................   0.00     0.0%
     Exchange (transfer) Charge.........................             $10(2)
     Annual Contract Fee (Records Maintenance Charge)(3)             $30
     Separate Account Annual Expenses
      (as a percentage of average daily account value)
     Mortality and Expense Risk.........................  1.30%
     Administration.....................................  0.15%
     Total Separate Account Annual Expenses.............  1.45%
     Optional Benefit Annual Expenses
      (as a percentage of average daily account value)
     Guaranteed Retirement Income Benefit Charge........  0.45%(4)
     Earnings Enhanced Death Benefit Charge(5)
      oldest owner attained age 0-80....................  0.25%
      oldest owner attained age 81 and higher...........  0.85%
     Value Credit Rider Charge(6).......................  0.40%
     Total Maximum Optional Benefit Annual Expense......  1.70%

 Commutation Charge(7)

    An amount equal to the difference between the present value of any remaining guaranteed payments (as of the date of calculation) calculated using:

     A. For a fixed annuity option, (i) a discount rate that is equal to the rate assumed in calculating the initial income payment and (ii) the greater of: (a) the ten year treasury constant maturity plus 3%; and
        (b) the rate used to determine the initial payment plus 2%, and

     B. For a variable annuity option, (i) a discount rate that is equal to the assumed investment rate and (ii) the assumed investment rate plus 2%.

 Fund Annual Expenses (After Any Fee Waivers and Expense Reductions)
 (as percentage of each Portfolio's average net assets for the period ended December 31, 2000)

                                                                                         Total
                                                                                        Annual
                                                                   Management  Other   Portfolio
                            Portfolio                                 Fees    Expenses Expenses
                            ---------                              ---------- -------- ---------
Alger American Balanced...........................................   0.75%     0.13%     0.88%
Alger American Leveraged AllCap...................................   0.85%     0.05%     0.90%
Credit Suisse Warburg Pincus Trust-Emerging Markets (8)...........   1.09%     0.31%     1.40%
Credit Suisse Warburg Pincus Trust-Global Post-Venture Capital (8)   1.14%     0.26%     1.40%
Dreyfus I.P. MidCap Stock (13)....................................   0.75%     0.25%     1.00%
The Dreyfus Socially Responsible Growth Fund, Inc.................   0.75%     0.03%     0.78%
INVESCO VIF-Utilities Fund (17)(18)...............................   0.60%     0.62%     1.22%
Scudder 21st Century Growth (11)..................................   0.88%     0.47%     1.35%
Scudder Capital Growth............................................   0.46%     0.03%     0.49%
Scudder Global Discovery (11)(15).................................   0.95%     0.30%     1.25%
Scudder Growth and Income.........................................   0.48%     0.08%     0.56%
Scudder Health Sciences (11)(12)..................................   0.75%     0.20%     0.95%
Scudder International.............................................   0.82%     0.14%     0.96%
Scudder Aggressive Growth (10)(16)................................   0.75%     0.19%     0.94%
Scudder Blue Chip (10)............................................   0.65%     0.06%     0.71%
Scudder Contrarian Value (10).....................................   0.75%     0.05%     0.80%
Scudder Global Blue Chip (10)(15)(16).............................   0.85%     0.71%     1.56%
Scudder Government Securities (16)................................   0.55%     0.05%     0.60%
Scudder Growth....................................................   0.60%     0.05%     0.65%
Scudder High Yield................................................   0.60%     0.08%     0.68%
Scudder International Research....................................   0.75%     0.09%     0.84%
Scudder Investment Grade Bond (10)(16)............................   0.60%     0.07%     0.67%
Scudder Money Market..............................................   0.50%     0.08%     0.58%
Scudder New Europe (10)(15)(16)...................................   0.00%     1.12%     1.12%
Scudder Small Cap Growth..........................................   0.65%     0.07%     0.72%
Scudder Small Cap Value (10)(16)..................................   0.75%     0.06%     0.81%
Scudder Strategic Income (10)(14)(16).............................   0.65%     0.40%     1.05%
Scudder Technology Growth (10)....................................   0.75%     0.07%     0.82%
Scudder Total Return..............................................   0.55%     0.06%     0.61%
SVS Dreman Financial Services (10)(16)............................   0.75%     0.15%     0.90%
SVS Dreman High Return Equity (10)(16)............................   0.75%     0.09%     0.84%
SVS Dynamic Growth (9)(10)........................................   1.00%     0.30%     1.30%
SVS Focus Value+Growth (10).......................................   0.75%     0.06%     0.81%
SVS Focused Large Cap Growth (10)(15)(16).........................   0.95%     0.20%     1.15%
SVS Growth And Income (10)(16)....................................   0.95%     0.14%     1.09%
SVS Growth Opportunities (10).....................................   0.95%     0.11%     1.06%
SVS Index 500 (10)(15)(16)........................................   0.34%     0.21%     0.55%
SVS Mid-Cap Growth (9)(10)........................................   1.00%     0.30%     1.30%
SVS Strategic Equity (9)(10)......................................   0.95%     0.20%     1.15%
SVS Venture Value (9)(10).........................................   0.95%     0.20%     1.15%

(1) A Contract Owner may withdraw up to the greatest of the following each Contract Year without assessment of any charge:

  . Purchase Payments that are no longer subject to withdrawal charges, minus withdrawals attributable to those Purchase Payments;

  . Your Contract Value, minus any Purchase Payment paid within the prior seven years (nine years for Contracts with the Value Credit rider), plus any withdrawals from Purchase Payments subject to withdrawal charges, including any withdrawal charge; and

  . 10% of Purchase Payments that are subject to withdrawal charges minus any Purchase Payments subject to a withdrawal charge previously withdrawn, including any withdrawal charges.

   In certain circumstances we may reduce or waive the withdrawal charge.

 (2)We reserve the right to charge a fee of $10 for each transfer of Contract Value in excess of 12 transfers per Contract Year.


 (3)Applies to Contracts with a Contract Value less than $50,000 on the date of assessment. In certain circumstances we may reduce or waive the annual Records Maintenance Charge.


 (4)The current Guaranteed Retirement Income Benefit Charge is only 0.35% if you elect a ten-year waiting period instead of a seven-year waiting period. We reserve the right to increase these charges for new Contracts.



 (5)The charge for the optional Earnings Enhanced Death Benefit is 0.25% of Contract Value prior to the Contract Anniversary following the oldest Owner's 81/st/ birthday and 0.85% thereafter.



 (6)The charge for the Value Credit rider will be imposed until the 15/th/ Contract Anniversary.





 (7)This Charge only applies to the calculation of lump sum payments with respect to any remaining periodic payments in the certain period under Annuity Options 1, 3, or 5 upon the death of an Annuitant during the Annuity Period or in commutation of remaining annuity payments under those Options. (See "9. Death of Annuitant or Owner" at page 46, and "12. Commutable Annuitization Option" on page 47 below.)



 (8)The expense figures shown are net of certain fee waivers or reductions from the Portfolios' investment adviser and its affiliates based on actual expenses for fiscal year ended December 31, 2000. Without such waivers, Management Fees, Other Expenses and Total Portfolio Annual Expenses for the Portfolios would have been 1.25%, 0.44% and 1.69%, respectively, for the Credit Suisse Warburg Pincus Trust-Emerging Markets Portfolio; and 1.25%, .28% and 1.53%, respectively, for the Credit Suisse Warburg Pincus Trust-Global Post-Venture Capital Portfolio. Fee waivers and expense reimbursements may be discontinued at any time.



 (9)Portfolios became effective and commenced operations on May 1, 2001, therefore other expenses are annualized. Actual expenses may be greater or less than shown.



(10)Pursuant to their respective agreements with Scudder Variable Series II, the investment manager and the accounting agent have agreed, for the one year period commencing on May 1, 2001, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses of the following described Portfolios to the amounts set forth after the Portfolio names: SVS Dynamic Growth (1.30%), SVS Mid-Cap Growth (1.30%), SVS Strategic Equity (1.15%), SVS Venture Value (1.15%), SVS Dreman High Return Equity (0.87%), SVS Focus Value+Growth (0.84%), SVS Focused Large Cap Growth (1.15%), SVS Dreman Financial Services (0.99%), SVS Growth Opportunities (1.15%), SVS Growth And Income (1.15%), Scudder Aggressive Growth (0.95%), Scudder Technology Growth (0.95%), Scudder Contrarian Value (0.80%), Scudder Small Cap Value (0.84%), Scudder Investment Grade Bond (0.80%), Scudder Strategic Income (1.05%), Scudder Blue Chip (0.95%), SVS Index 500 (0.55%), Scudder New Europe (1.12%) and Scudder Global Blue Chip (1.56%). In addition, for Scudder New Europe and Scudder Global Blue Chip, the investment manager has agreed to limit its management fees to 0.70% and 0.85%, respectively of such Portfolios for one year, commencing May 1, 2001.



(11)Pursuant to their respective agreements with Scudder Variable Series I, the investment manager and the accounting agent have agreed, for the one year period commencing on May 1, 2001, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses of the following described Portfolios to the amounts set forth after the Portfolio names: Scudder Global Discovery Portfolio (1.25%), Scudder 21/st/ Century Growth Portfolio (1.50%) and Scudder Health Sciences Portfolio (0.95%).



(12)The Scudder Health Sciences Portfolio became effective and commenced operations May 1, 2001, therefore Other Expenses are annualized. Actual expenses may be greater or less than shown.



(13)The expenses shown are for the Initial Share Class for the fiscal year ended December 31, 2000 and reflect the investment adviser's waiver of fees or reimbursement of expenses for such fiscal year. Without such waivers or reimbursements, the Management Fee, Other Expenses and Total Portfolio Annual Expenses for December 31, 2000 for the Dreyfus I.P. MidCap Stock Portfolio would have been, as a percentage of assets: 0.75%, 0.29% and 1.04%, respectively. For the fiscal year ended December 31, 2000, Dreyfus further reimbursed the Portfolio for other expenses so that the total annual Portfolio operating expenses for the Initial Share Class was 0.98% instead of 1.00%. This additional expense reimbursement was voluntary and the expense information provided in the table has been restated to reflect the amount the fees would have been without such voluntary reimbursement. The Dreyfus Corporation has agreed, until December 31, 2001, to waive receipt of its fees and/or assume the expenses of the Portfolio so that the expenses of the Initial Share Class (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowings) do not exceed 1.00%.

(14)The expense figures shown are net of certain fee waivers or reductions from the investment adviser based on actual expenses for fiscal year ended December 31, 2000. Without such waivers, the Management Fee, Other Expenses and Total Portfolio Annual Expenses for the Scudder Strategic Income Portfolio would have been 0.65%, 0.42% and 1.07%, respectively. Due to a new management agreement, the management fee of Scudder Strategic Income has been restated to 0.65%.

(15)The expense figures shown are net of certain fee waivers or reductions from the Portfolios' investment manager based on actual expenses for fiscal year ended December 31, 2000. Without such waivers, the Management Fee, Other Expenses and Total Portfolio Annual Expenses would have been: 0.98%, 0.30% and 1.28%, respectively, for the Scudder Global Discovery Portfolio; 1.00%, 0.76% and 1.76%, respectively, for the Scudder Global Blue Chip Portfolio; 1.00%, 1.62% and 2.62%, respectively, for the Scudder New Europe Portfolio; 0.44%, 0.43% and 0.87%, respectively, for the SVS Index 500 Portfolio; and 0.95%, 0.36% and 1.31%, respectively, for the SVS Focused Large Cap Growth Portfolio.

(16)"Other Expenses" have been restated to exclude reorganization costs.

(17)The Fund's actual Other Expenses and Total Annual Fund Operating Expenses were lower than the figures shown, because its custodian fees were reduced under an expense offset arrangement.

(18)Certain expenses of the Fund were voluntarily absorbed by INVESCO pursuant to a commitment to the Fund and INVESCO. This commitment may be changed at any time following the consultation of the Board of Directors. Without absorption, the Fund's Management Fees, Other Expenses and Total Annual Fund Operating Expenses were 0.60%, 0.81% and 1.41%, respectively.

   If you surrender or annuitize your Contract, you would pay the following expenses on a $1,000 investment, assuming:

      .  5% annual return on assets,

      .  you did not elect any optional death or income benefit,

      .  you did not elect the Value Credit rider, and

      .  the current level of fund expenses for all years shown.

   The example assumes that any fund expense caps, waivers or reimbursement arrangements described in the footnotes above are in effect for the time periods presented below. The example does not include any taxes or tax penalties you may be required to pay if you surrender your Contract.

                                   EXAMPLE 1

--------------------------------------------------------------------------------

                          Subaccount                           1 year 3 years 5 years 10 years
                          ----------                           ------ ------- ------- --------
Alger American Balanced                                         $87    $118    $ --     $ --
Alger American Leveraged AllCap                                  87     119      --       --
Credit Suisse Warburg Pincus Trust-Emerging Markets              92     134     188      321
Credit Suisse Warburg Pincus Trust-Global Post-Venture Capital   92     134     188      321
Dreyfus I.P. MidCap Stock                                        88     122      --       --
Dreyfus Socially Responsible Growth                              86     115      --       --
INVESCO VIF-Utilities Fund                                       90     129      --       --
Scudder 21/st/ Century Growth                                    92     133      --       --
Scudder Capital Growth                                           83     106     139      228
Scudder Global Discovery                                         91     130     180      306
Scudder Growth and Income                                        83     108     143      236
Scudder Health Sciences                                          87     120
Scudder International                                            88     121     165      277
Scudder Aggressive Growth                                        87     120      --       --
Scudder Blue Chip                                                85     113     151      251
Scudder Contrarian Value                                         86     116     156      261
Scudder Global Blue Chip                                         94     139     196      337
Scudder Government Securities                                    84     109     145      240
Scudder Growth                                                   84     111     148      245
Scudder High Yield                                               85     112     150      248
Scudder International Research                                   86     117     158      265
Scudder Investment Grade Bond                                    85     112     149      247
Scudder Money Market #1 (1)                                      84     109     144      238
Scudder New Europe                                               89     126     173      293
Scudder Small Cap Growth                                         85     113     152      252
Scudder Small Cap Value                                          86     116     157      262
Scudder Strategic Income                                         88     123     169      286
Scudder Technology Growth                                        86     116      --       --
Scudder Total Return                                             84     110     146      241
SVS Dreman Financial Services                                    87     119     161      271
SVS Dreman High Return Equity                                    86     117     158      265
SVS Dynamic Growth                                               91     131      --       --
SVS Focus Value+Growth                                           86     116     157      262
SVS Focused Large Cap Growth                                     89     126      --       --
SVS Growth And Income                                            89     125      --       --
SVS Growth Opportunities                                         89     124      --       --
SVS Index 500                                                    83     108      --       --
SVS Mid-Cap Growth                                               91     131      --       --
SVS Strategic Equity                                             89     126      --       --
SVS Venture Value                                                89     126      --       --

   Same assumptions as Example 1 above, except that you decide not to surrender or annuitize your Contract at the end of each period.

                                   EXAMPLE 2

--------------------------------------------------------------------------------

                          Subaccount                           1 year 3 years 5 years 10 years
                          ----------                           ------ ------- ------- --------
Alger American Balanced                                         $24     $74    $ --     $ --
Alger American Leveraged AllCap                                  24      74      --       --
Credit Suisse Warburg Pincus Trust-Emerging Markets              29      89     152      321
Credit Suisse Warburg Pincus Trust-Global Post-Venture Capital   29      89     152      321
Dreyfus I.P. MidCap Stock                                        25      77      --       --
Dreyfus Socially Responsible Growth                              23      70      --       --
INVESCO VIF-Utilities Fund                                       27      84     143      303
Scudder 21/st/ Century Growth                                    29      88      --       --
Scudder Capital Growth                                           20      61     106      228
Scudder Global Discovery                                         28      85     145      306
Scudder Growth and Income                                        21      64     109      236
Scudder Health Sciences                                          25      76      --       --
Scudder International                                            25      76     130      277
Scudder Aggressive Growth                                        24      75      --       --
Scudder Blue Chip                                                22      68     117      251
Scudder Contrarian Value                                         23      71     122      261
Scudder Global Blue Chip                                         31      94     160      337
Scudder Government Securities                                    21      65     111      240
Scudder Growth                                                   22      66     114      245
Scudder High Yield                                               22      67     115      248
Scudder International Research                                   23      72     124      265
Scudder Investment Grade Bond                                    22      67     115      247
Scudder Money Market #1 (1)                                      21      64     110      238
Scudder New Europe                                               26      81     138      293
Scudder Small Cap Growth                                         22      69     118      252
Scudder Small Cap Value                                          23      71     122      262
Scudder Strategic Income                                         26      79     135      286
Scudder Technology Growth                                        23      72      --       --
Scudder Total Return                                             21      65     112      241
SVS Dreman Financial Services                                    24      74     127      271
SVS Dreman High Return Equity                                    23      72     124      265
SVS Dynamic Growth                                               28      86      --       --
SVS Focus Value+Growth                                           23      71     122      262
SVS Focused Large Cap Growth                                     27      82      --       --
SVS Growth And Income                                            26      80      --       --
SVS Growth Opportunities                                         26      79      --       --
SVS Index 500                                                    21      63      --       --
SVS Mid-Cap Growth                                               28      86      --       --
SVS Strategic Equity                                             27      82      --       --
SVS Venture Value                                                27      82      --       --

--------
(1)Scudder Money Market Subaccount #2 is not shown because it is available only for dollar cost averaging that will deplete your Subaccount Value entirely at least by the end of the first Contribution Year.

   The purpose of the preceding tables is to assist you in understanding the various costs and expenses that an Owner in a Subaccount will bear directly or indirectly. The tables reflect expenses of the Separate Account and the Portfolios or Funds but not the MVA Option. These tables are limited to disclosure with regard to the variable portion of the Contract. See "Contract Charges and Expenses" and "The MVA Option" for more information regarding the various costs and expenses. The Examples should not be considered to be a representation of past or future expenses and do not include the deduction of state premium taxes, which may be assessed before or upon annuitization. Actual expenses may be greater or less than those shown. "Management Fees" and "Other Expenses" in the "SUMMARY OF EXPENSES" for the Portfolios or Funds have been provided by the investment managers or advisers of the Portfolios or Funds, and have not been independently verified. The Examples assume a 5% annual rate of return pursuant to requirements of the Securities and Exchange Commission. This hypothetical rate of return is not intended to be representative of past or future performance of any Subaccount. The Records Maintenance Charge is a single charge, it is not a separate charge for each Subaccount. In addition, the effect of the Records Maintenance Charge has been reflected in the Examples by applying the percentage derived by dividing the total amounts of annual Records Maintenance Charge collected by the total net assets of all the Subaccounts in the Separate Account. See "Contract Charges and Expenses" for more information regarding the various costs and expenses.

   If you surrender or annuitize your Contract, you would pay the following expenses on a $1,000 investment, assuming:


      .  5% annual return on assets,


      . you elect the optional Guaranteed Retirement Income Benefit, assuming a 7 year waiting period with a 0.45% charge,



      .  you elect the optional Value Credit with a 0.40% charge,



      . you elect the optional Earnings Enhanced Death Benefit, assuming oldest Owner attained age of 81 with a 0.85% charge, and


      .  the current level of fund expenses for all years shown.

   The example assumes that any fund expense caps, waivers or reimbursement arrangements described in the footnotes above are in effect for the time periods presented below. The example does not include any taxes or tax penalties you may be required to pay if you surrender your Contract.

                                   EXAMPLE 3

--------------------------------------------------------------------------------

                          Subaccount                           1 year 3 years 5 years 10 years
                          ----------                           ------ ------- ------- --------
Alger American Balanced                                         $116   $202    $ --     $ --
Alger American Leveraged AllCap                                  116    203      --       --
Credit Suisse Warburg Pincus Trust-Emerging Markets              121    217     321      559
Credit Suisse Warburg Pincus Trust-Global Post-Venture Capital   121    217     321      559
Dreyfus I.P. MidCap Stock                                        117    206      --       --
Dreyfus Socially Responsible Growth                              115    199      --       --
INVESCO VIF-Utilities Fund                                       119    212      --       --
Janus Aspen Growth                                               113    196     288      503
Janus Aspen Growth & Income                                      115    199     293      512
Scudder 21/st/ Century Growth                                    120    216      --       --
Scudder Capital Growth                                           112    191     280      489
Scudder Global Discovery                                         119    213     314      548
Scudder Growth and Income                                        112    193     283      495
Scudder Health Sciences                                          116    204      --       --
Scudder International                                            116    205     301      526
Scudder Aggressive Growth                                        116    204      --       --
Scudder Blue Chip                                                114    197     290      506
Scudder Contrarian Value                                         115    200     294      514
Scudder Global Blue Chip                                         123    222     328      571
Scudder Government Securities                                    113    194     285      498
Scudder Growth                                                   113    196     287      502
Scudder High Yield                                               114    197     288      504
Scudder International Research                                   115    201     296      517
Scudder Investment Grade Bond                                    113    196     288      503
Scudder Money Market #1 (1)                                      113    194     284      496
Scudder New Europe                                               118    209     309      538
Scudder Small Cap Growth                                         114    198     290      507
Scudder Small Cap Value                                          115    200     294      514
Scudder Strategic Income                                         117    207     305      533
Scudder Technology Growth                                        115    201      --       --
Scudder Total Return                                             113    194     285      499
SVS Dreman Financial Services                                    116    203     299      521
SVS Dreman High Return Equity                                    115    201     296      517
SVS Dynamic Growth                                               120    215      --       --
SVS Focus Value+Growth                                           115    200     294      514
SVS Focused Large Cap Growth                                     118    210      --       --
SVS Growth And Income                                            118    208      --       --
SVS Growth Opportunities                                         117    208      --       --
SVS Index 500                                                    112    193      --       --
SVS Mid-Cap Growth                                               120    215      --       --
SVS Strategic Equity                                             118    210      --       --
SVS Venture Value                                                118    210      --       --

   Same assumptions as Example 3 above, except that you decide not to surrender or annuitize your Contract at the end of each period.


                                   EXAMPLE 4

--------------------------------------------------------------------------------

                          Subaccount                           1 year 3 years 5 years 10 years
                          ----------                           ------ ------- ------- --------
Alger American Balanced                                         $53    $157    $ --     $ --
Alger American Leveraged AllCap                                  53     158      --       --
Credit Suisse Warburg Pincus Trust-Emerging Markets              58     172     285      559
Credit Suisse Warburg Pincus Trust-Global Post-Venture Capital   58     172     285      559
Dreyfus I.P. MidCap Stock                                        54     161      --       --
Dreyfus Socially Responsible Growth                              52     154      --       --
INVESCO VIF-Utilities Fund                                       56     167      --       --
Janus Aspen Growth                                               50     151     252      503
Janus Aspen Growth & Income                                      52     154     257      512
Scudder 21/st/ Century Growth                                    57     171      --       --
Scudder Capital Growth                                           49     146     244      489
Scudder Global Discovery                                         56     168     278      548
Scudder Growth and Income                                        32      97     165      346
Scudder Health Sciences                                          53     159      --       --
Scudder International                                            53     160     265      526
Scudder Aggressive Growth                                        53     159      --       --
Scudder Blue Chip                                                51     152     254      506
Scudder Contrarian Value                                         52     155     258      514
Scudder Global Blue Chip                                         60     177     292      571
Scudder Government Securities                                    50     149     498      350
Scudder Growth                                                   50     151     251      502
Scudder High Yield                                               51     152     252      504
Scudder International Research                                   52     156     260      517
Scudder Investment Grade Bond                                    50     151     252      503
Scudder Money Market #1 (1)                                      50     149     248      496
Scudder New Europe                                               55     164     272      538
Scudder Small Cap Growth                                         51     153     254      507
Scudder Small Cap Value                                          52     155     258      514
Scudder Strategic Income                                         54     162     269      533
Scudder Technology Growth                                        52     156      --       --
Scudder Total Return                                             50     149     249      499
SVS Dreman Financial Services                                    53     158     262      521
SVS Dreman High Return Equity                                    52     156     260      517
SVS Dynamic Growth                                               57     169      --       --
SVS Focus Value+Growth                                           52     155     258      514
SVS Focused Large Cap Growth                                     55     165      --       --
SVS Growth And Income                                            49     148     247      495
SVS Growth Opportunities                                         54     163      --       --
SVS Index 500                                                    49     148      --       --
SVS Mid-Cap Growth                                               57     169      --       --
SVS Strategic Equity                                             55     165      --       --
SVS Venture Value                                                55     165      --       --

--------
(1)Scudder Money Market Subaccount #2 is not shown because it is available only for dollar cost averaging that will deplete your Subaccount Value entirely at least by the end of the first Contribution Year.




   The purpose of the preceding tables is to assist you in understanding the various costs and expenses that an Owner in a Subaccount will bear directly or indirectly. The tables reflect expenses of the Separate Account and the Portfolios or Funds but not the MVA Option. These tables are limited to disclosure with regard to the variable portion of the Contract. See "Contract Charges and Expenses" and "The MVA Option" for more information regarding the various costs and expenses. The Examples should not be considered to be a representation of past or future expenses and do not include the deduction of state premium taxes, which may be assessed before or upon annuitization. Actual expenses may be greater or less than those shown. "Management Fees" and "Other Expenses" in the "SUMMARY OF EXPENSES" for the Portfolios or Funds have been provided by the investment managers or advisers of the Portfolios or Funds, and have not been independently verified. The Examples assume a 5% annual rate of return pursuant to requirements of the Securities and Exchange Commission. This hypothetical rate of return is not intended to be representative of past or future performance of any Subaccount. The above Examples assume the election of the Guaranteed Retirement Income Benefit, the Value Credit and the Earnings Enhanced Death Benefit. If these features were not elected, the expense figures shown above would be lower. The Records Maintenance Charge is a single charge, it is not a separate charge for each Subaccount. In addition, the effect of the Records Maintenance Charge has been reflected in the Examples by applying the percentage derived by dividing the total amounts of annual Records Maintenance Charge by the total net assets of all the Subaccounts in the Separate Account. See "Contract Charges and Expenses" for more information regarding the various costs and expenses.

                        CONDENSED FINANCIAL INFORMATION

   Since the Contract was first offered as of the date of this Prospectus, no Condensed Financial Information is shown.

                  KILICO, THE SEPARATE ACCOUNT AND THE FUNDS

Kemper Investors Life Insurance Company

   We were organized under the laws of the State of Illinois in 1947 as a stock life insurance company. Our offices are located at 1600 McConnor Parkway, Schaumburg, Illinois 60196. We offer annuity and life insurance products and are admitted to do business in the District of Columbia and all states except New York. We are a wholly-owned subsidiary of Kemper Corporation ("Kemper"), a non-operating holding company. Kemper is a wholly-owned subsidiary of Zurich Group Holding ("ZGH" or "Zurich"), a Swiss holding company, formerly known as Zurich Financial Services. ZGH is wholly-owned by Zurich Financial Services ("ZFS"), a new Swiss holding company. ZFS was formerly Zurich Allied AG, which was merged with Allied Zurich p.l.c. in October 2000.

The Separate Account

   We established the KILICO Variable Annuity Separate Account on May 29, 1981 pursuant to Illinois law. It is a separate investment account used to fund the Contract and other of our variable annuity contracts. The SEC does not supervise the management, investment practices or policies of the Separate Account or KILICO.

   Benefits provided under the Contracts are our obligations. Although the assets in the Separate Account are our property, they are held separately from our other assets. Moreover, the assets equal to the reserves and other liabilities of the Separate Account will not be charged with liabilities arising out of any other business we may conduct. Income, capital gains and capital losses, whether or not realized, from the assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to the income, capital gains and capital losses arising out of any other business we may conduct.

   There are currently 41 Subaccounts available under this Contract, each of which invests exclusively in shares of one of the Portfolios. We may, from time to time, combine or remove Subaccounts and establish additional Subaccounts. In such cases, we may permit you to select other Subaccounts under the Contract. However, the right to select any other Subaccount is limited by the terms and conditions we may impose on such transactions. Not all Subaccounts may be available in all jurisdictions or under all Contracts.

   The Separate Account purchases and redeems Portfolio shares at net asset value. We redeem Portfolio shares as necessary to provide benefits, to deduct Contract charges and to transfer assets from one Subaccount to another as you request. All dividends and capital gains distributions received by the Separate Account from a Portfolio are reinvested in that Portfolio at net asset value and retained as assets of the corresponding Subaccount.

   The Separate Account's financial statements appear in the Statement of Additional Information.

The Funds

   The Separate Account currently invests in the shares of the following open-end management investment companies:

      .  The Alger American Fund

      .  Credit Suisse Warburg Pincus Trust

      .  Dreyfus Investment Portfolios

      .  The Dreyfus Socially Responsible Growth Fund, Inc.

      .  INVESCO Variable Investment Funds, Inc.

      .  Scudder Variable Series I

      .  Scudder Variable Series II

   The Funds provide investment vehicles for variable life insurance and variable annuity contracts and certain qualified retirement plans. Fund shares are sold only to insurance company separate accounts and qualified retirement plans. Fund shares may be sold to separate accounts of other insurance companies, whether or not affiliated with us. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts of companies unaffiliated with us, or for variable life insurance separate accounts, variable annuity separate accounts and qualified retirement plans to invest simultaneously in the Funds' Portfolios. Currently, we do not foresee disadvantages to variable life insurance owners, variable annuity owners or qualified retirement plans. The Funds monitor events for material conflicts between owners and determine what action, if any, should be taken. In addition, if we believe that a Fund's response to any of those events or conflicts insufficiently protects Owners, we will take appropriate action.

   The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.

   The Portfolios are summarized below:

The Alger American Fund

   Alger American Balanced Portfolio seeks current income and long-term capital appreciation.

   Alger American Leveraged AllCap Portfolio seeks long-term capital appreciation.

Credit Suisse Warburg Pincus Trust

   Credit Suisse Warburg Pincus Trust-Emerging Markets Portfolio seeks long-term growth of capital by investing in equity securities of emerging markets.

   Credit Suisse Warburg Pincus Trust-Global Post-Venture Capital Portfolio seeks long-term growth of capital by investing primarily in equity securities of U.S. and foreign companies considered to be in their post-venture-capital stage of development.

Dreyfus Investment Portfolios (Initial Share Class)

   Dreyfus I.P. MidCap Stock seeks to provide investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400(R) Index.*

The Dreyfus Socially Responsible Growth Fund, Inc. (Initial Share Class)

   The Fund's primary goal is to provide capital growth with current income as a secondary goal by investing in common stocks of companies that, in the opinion of the Fund's management, not only meet traditional investment standards, but also conduct their business in a manner that contributes to the enhancement of the quality of life in America.

INVESCO Variable Investment Funds, Inc.

   INVESCO VIF-Utilities Fund seeks capital appreciation and income by investing primarily in companies engaged in the utilities sector.

Scudder Variable Series I

   Scudder 21/st/ Century Growth Portfolio seeks long-term growth of capital by investing primarily in equity securities issued by emerging growth companies.

   Scudder Capital Growth Portfolio seeks to maximize long-term capital growth through a broad and flexible investment program.

   Scudder Global Discovery Portfolio seeks above-average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world.

   Scudder Growth and Income Portfolio seeks long-term growth of capital, current income and growth of income.

   Scudder Health Sciences Portfolio seeks long-term growth of capital by investing primarily in the equity securities of companies in the health care industry.
   Scudder International Portfolio seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments.

Scudder Variable Series II

   Scudder Aggressive Growth Portfolio seeks capital appreciation through the use of aggressive investment techniques.

   Scudder Blue Chip Portfolio seeks long-term capital growth.

   Scudder Contrarian Value Portfolio seeks to achieve a high rate of total return.

   Scudder Global Blue Chip Portfolio seeks growth of capital and of income.

   Scudder Government Securities Portfolio seeks high current income consistent with preservation of capital.

   Scudder Growth Portfolio seeks maximum appreciation of capital.

   Scudder High Yield Portfolio seeks to provide a high level of current income.

   Scudder International Research Portfolio seeks long term capital appreciation.

   Scudder Investment Grade Bond Portfolio seeks high current income.

   Scudder Money Market Portfolio seeks maximum current income to the extent consistent with stability of principal.

   Scudder New Europe Portfolio seeks long-term capital appreciation.

   Scudder Small Cap Growth Portfolio seeks maximum appreciation of investors' capital.

   Scudder Small Cap Value Portfolio seeks long-term capital appreciation.

   Scudder Strategic Income Portfolio seeks high current return.

   Scudder Technology Growth Portfolio seeks growth of capital.

   Scudder Total Return Portfolio seeks high total return, a combination of income and capital appreciation.

   SVS Dreman Financial Services Portfolio seeks long-term capital appreciation.

   SVS Dreman High Return Equity Portfolio seeks to achieve a high rate of total return.

   SVS Dynamic Growth Portfolio seeks long-term capital growth.

   SVS Focus Value+Growth Portfolio seeks growth of capital through a portfolio of growth and value stocks. A secondary objective of the portfolio is the reduction of risk over a full market cycle compared to a portfolio of only growth stocks or only value stocks.

   SVS Focused Large Cap Growth Portfolio seeks growth through long-term capital appreciation.

   SVS Growth And Income Portfolio seeks long-term capital growth and current income.

   SVS Growth Opportunities Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital.

   SVS Index 500 Portfolio seeks returns that, before expenses, correspond to the total return of U.S. common stocks as represented by the Standard & Poor's 500 Composite Stock Price Index.*

   SVS Mid-Cap Growth Portfolio seeks capital appreciation.

   SVS Strategic Equity Portfolio seeks growth of capital.

   SVS Venture Value Portfolio seeks long-term capital growth.

   The Portfolios may not achieve their stated objective. More detailed information, including a description of risks involved in investing in the Portfolios is found in the Funds' prospectuses accompanying this Prospectus and Statements of Additional Information, available from us upon request.

Advisers and Managers

   Fred Alger Management, Inc. ("Alger") serves as the investment adviser for the Alger American Balanced Portfolio and the Alger American Leveraged AllCap Portfolio. Credit Suisse Asset Management, LLC is the investment adviser for the two available Portfolios of the Credit Suisse Warburg Pincus Trust. The Dreyfus Corporation ("Dreyfus") is the investment adviser for the Dreyfus I.P. MidCap Stock Portfolio and The Dreyfus Socially Responsible Growth Fund, Inc. NCM Capital Management Group, Inc. ("NCM") serves as the sub-adviser for The Dreyfus Socially Responsible Growth Fund, Inc. INVESCO Funds Group, Inc. is the investment adviser for the available Portfolio of the INVESCO Variable Investment Funds, Inc. Zurich Scudder Investments, Inc. ("ZSI") is the investment manager for the six available Portfolios of Scudder Variable Series I and the twenty-seven available Portfolios of Scudder Variable Series II. Scudder Investments (U.K.) Limited ("Scudder U.K."), an affiliate of ZSI, is the sub-adviser for the Scudder International Portfolio. Under the terms of the sub-advisory agreement with ZSI, Scudder U.K. renders investment advisory and management services with regard to that portion of these Portfolios' assets as may be allocated by ZSI to Scudder U.K. from time to time for management, including services related to foreign securities, foreign currency transactions and related investments. Dreman Value Management L.L.C. ("DVM") serves as sub-adviser for the SVS Dreman High Return Equity and SVS Dreman Financial Services Portfolios. Under the terms of the sub-advisory agreement between ZSI and DVM for each such Portfolio, DVM manages the day-to-day investment and trading functions for each such Portfolio. Deutsche Asset Management ("DAM") is the sub-adviser for the SVS Index 500 Portfolio. Under the terms of the sub-advisory agreement with ZSI, DAM will handle day-to-day investment and trading functions for the Scudder Index 500 Portfolio. Eagle Asset Management, Inc. ("Eagle") is the sub-adviser for the SVS Focused Large Cap Growth Portfolio. Under the terms of a sub-advisory agreement with ZSI, Eagle will handle day-to-day investment and trading functions for the SVS Focused Large Cap Growth Portfolio under the guidance of ZSI. Janus Capital Corporation ("Janus") serves as the sub-adviser for the SVS Growth Opportunities Portfolio and the SVS Growth And Income Portfolio. Under the terms of sub-advisory agreements with ZSI, Janus will handle day-to-day investment and trading functions for the SVS Growth Opportunities Portfolio and the SVS Growth And Income Portfolio under the guidance of ZSI. The investment advisers are paid fees for their services by the Funds they manage. We may receive compensation from the Funds or the investment advisers of the Funds for services related to the Funds. Such compensation will be consistent with the services rendered or the cost savings resulting from the arrangement.
--------
*  "Standard & Poor's(R)," "S&P(R)," "S&P 500(R)," "S&P MidCap 400(R),"
   "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc. Zurich Scudder Investments, Inc. has been licensed to use such trademarks, as applicable. The Dreyfus I.P. MidCap Stock Portfolio and the SVS Index 500 Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the Portfolios. Additional information may be found in the Portfolio's Statement of Additional Information.

Change of Investments

   If we establish additional Subaccounts, each new Subaccount will invest in a new series of a Fund or in shares of another investment company. We may also substitute other investment companies.

   We reserve the right, subject to compliance with the current law or as it may be changed in the future:

      .  to operate the Separate Account in any form permitted by law;

      . to take any action necessary to comply with or obtain and continue any exemptions from applicable law;

      . to transfer any assets in any Subaccount to another Subaccount or to one or more Separate Accounts, or the General Account, or to add, combine or remove Subaccounts in the Separate Account;

      . to delete the shares of any of the portfolios of a Fund or any other open-end diversified investment company and to substitute, for the Fund shares held in any Subaccount, the shares of another Portfolio of a Fund or the shares of another investment company or any other investment permitted by law; and

      . to change the way we assess charges, but not to increase the aggregate amount above that currently charged to the Separate Account and the Funds in connection with the Contract.

   When required by law, we will obtain your approval of such changes and the approval of any regulatory authority.

Performance Information

   The Separate Account may advertise several types of performance information for the Subaccounts. All Subaccounts may advertise standardized "average annual total return" and nonstandardized "total return." The Scudder High Yield Subaccount, Scudder Investment Grade Bond Subaccount, Scudder Government Securities Subaccount and Scudder Strategic Income Subaccount may also advertise "yield". The Scudder Money Market Subaccount may advertise "yield" and "effective yield." Each of these figures is based upon historical earnings and is not necessarily representative of a Subaccount's future performance.

   Standardized average annual total return and nonstandardized total return calculations measure a Subaccount's net income plus the effect of any realized or unrealized appreciation or depreciation of the Subaccount's underlying investments. Standardized average annual total return will be quoted for periods of at least one year, five years and ten years, if applicable. Nonstandardized total return will be quoted for periods of at least one year, three years, five years and ten years, if applicable. In addition, we will show standardized average annual total return for the life of the Subaccount, meaning the time the underlying Portfolio has been held in the Subaccount. We will show nonstandardized total return for the life of the Portfolio, meaning the time the underlying Portfolio has been in existence. Standardized average annual total return will be current to the most recent calendar quarter. Nonstandardized total return will be current to the most recent calendar month. Standardized average annual total return figures are annualized and, therefore, represent the average annual percentage change in the value of a Subaccount investment over the applicable period. Nonstandardized total return may include annualized and nonannualized (cumulative) figures. Nonannualized figures represent the actual percentage change over the applicable period. However, the staff of the Securities and Exchange Commission has determined that nonstandardized performance that reflects a variable annuity bonus feature must also reflect any applicable withdrawal charge.

   Yield is a measure of the net dividend and interest income earned over a specific one month or 30-day period (seven-day period for the Scudder Money Market Subaccount) expressed as a percentage of the value of the Subaccount's Accumulation Units. Yield is an annualized figure, which means that it is assumed that the Subaccount generates the same level of net income over a one year period, compounded on a semi-annual basis. The effective yield for the Scudder Money Market Subaccount is calculated similarly, but includes the effect of assumed compounding calculated under rules prescribed by the SEC. The Scudder Money Market Subaccount's effective yield will be slightly higher than its yield due to this compounding effect.

   The Subaccounts' units are credited at Accumulation Unit value. The Subaccounts' performance figures and Accumulation Unit values fluctuate. The standardized performance figures reflect the deduction of all expenses and fees, including a prorated portion of the records maintenance charge. Redemptions within the first seven years may be subject to a withdrawal charge that ranges from 7% the first year to 0% after seven years, or if the Value Credit is elected, 8.50% the first year to 0% after nine years. The calculation of yield, current yield and effective yield does not normally reflect the effect of applicable withdrawal charges. In addition, nonstandardized total return figures may not include the effect of all other recurring expenses and fees, including a prorated portion of the records maintenance charge. Nonstandardized total return figures may be higher than if these charges were deducted.

   The Subaccounts may be compared to relevant indices and performance data from independent sources, including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's 500 Stock Index, the Consumer Price Index, the CDA Certificate of Deposit Index, the Salomon Brothers High Grade Corporate Bond Index, the Lehman Brothers Government/Corporate Bond Index, the Merrill Lynch Government/Corporate Master Index, the Lehman Brothers Long Government/Corporate Bond Index, the Lehman Brothers Government/Corporate 1-3 Year Bond Index, the Standard & Poor's Midcap 400 Index, the NASDAQ Composite Index, the Russell 2000 Index and the Morgan Stanley Capital International Europe, Australia, Far East Index. Please note the differences and similarities between the investments which a Subaccount may purchase and the investments measured by the indexes. In particular, it should be noted that the comparative information with regard to the indexes will not reflect the deduction of any Contract charges or fees. Similarly, the indexes are unmanaged and do not reflect the fees and expenses of management and acquisition costs. In addition, certificates of deposit may offer fixed or variable yields and principal is guaranteed and may be insured. The value of the Subaccounts will fluctuate and is not insured.

   From time to time, the Separate Account may quote information from publications such as Morningstar, Inc., The Wall Street Journal, Money Magazine, Forbes, Barron's, Fortune, The Chicago Tribune, USA Today, Institutional Investor, National Underwriter, Selling Life Insurance, Broker World, Registered Representative, Investment Advisor and VARDS.

   Additional information concerning a Subaccount's performance and independent sources is provided in the Statement of Additional Information.

                       THE MVA AND FIXED ACCOUNT OPTIONS

The MVA Option

   You may allocate amounts in the Market Value Adjustment ("MVA") Option to one or more Guarantee Periods with durations of one to ten years during the Accumulation Period, unless otherwise restricted by state law. The MVA Option may not be available in all states. We calculate the interest credited to the Guarantee Period Value by compounding daily at daily interest rates which would produce at the end of 12 months a result identical to the one produced by applying an annual interest rate. At our discretion, we may offer additional Guarantee Periods or limit, for new Contracts, the number of Guarantee Periods available to [three]. At the end of a Guarantee Period, a new Guarantee Period for the same duration starts, unless you timely elect another Guarantee Period. Moreover, interest rates in the Guarantee Periods may vary based on the riders you select.

   The amounts allocated to the MVA Option under the Contracts are invested under the laws regulating our General Account. Assets supporting the amounts allocated to Guarantee Periods are held in a "non-unitized" separate account. However, our General Account assets are available to fund benefits under the Contracts. A non-unitized separate account is a separate account in which you do not participate in the performance of the assets through unit values. The assets of the non-unitized separate account are held as reserves for our guaranteed obligations under the Contracts and other contracts we may issue. The assets of the non-unitized separate account are not chargeable with liabilities arising out of the business conducted by any other separate account or out of any other business we may conduct.

   State insurance laws concerning the nature and quality of investments regulate our General Account investments and any non-unitized separate account investments. These laws generally permit investment in federal, state and municipal obligations, preferred and common stocks, corporate bonds, real estate mortgages, real estate and certain other investments. (See "Management's Discussion and Analysis--INVESTMENTS" and "FINANCIAL STATEMENTS" for information on KILICO's investments.) Our affiliate, Zurich Scudder Investments, Inc. ("ZSI"), manages our General Account.

   We consider the return available on the instruments in which Contract proceeds are invested when establishing Guaranteed Interest Rates. This return is only one of many factors considered in establishing Guaranteed Interest Rates. (See "The Accumulation Period--6. Establishment of Guaranteed Interest Rates.")

   Our investment strategy for the non-unitized separate account is generally to match Guarantee Period liabilities with assets, such as debt instruments. We expect to invest in debt instruments such as:

      . securities issued by the United States Government or its agencies or instrumentalities, which issues may or may not be guaranteed by the United States Government;

      . debt securities which have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. ("Moody's") (Aaa, Aa, A or Baa), Standard & Poor's Corporation ("Standard & Poor's") (AAA, AA, A or BBB), or any other nationally recognized rating service;

      . other debt instruments including issues of or guaranteed by banks or bank holding companies and corporations, which obligations, although not rated by Moody's or Standard & Poor's, are deemed by our management to have an investment quality comparable to securities which may be otherwise purchased; and

      .  options and futures transactions on fixed income securities.

   Our invested assets portfolio as of December 31, 2000, included approximately 83.9 percent in cash, short-term investments and investment grade fixed maturities, 3.2 percent in below investment grade (high risk) bonds, 3.7 percent in mortgage loans and other real estate-related investments and 9.2 percent in all other investments. (See "Management's Discussion and Analysis--INVESTMENTS.")

   We are not obligated to invest the amounts allocated to the MVA Option according to any particular strategy, except as state insurance laws may require. (See "Management's Discussion and Analysis--INVESTMENTS.")

Fixed Account Option

   Amounts allocated or transferred to the Fixed Account are part of our General Account, supporting insurance and annuity obligations. The availability of the Fixed Account Option may be restricted in some states. The offering of interests under the Contract relating to the Fixed Account is not registered under the 1933 Act, and the Fixed Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests therein generally are subject to the provisions of the 1933 or 1940 Acts. We have been advised that the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

   Under the Fixed Account Option, we pay a fixed interest rate for stated periods. This Prospectus describes only the aspects of the Contract involving the Separate Account, unless we refer to fixed accumulation and annuity elements.

   We guarantee that payments allocated to the Fixed Account earn a minimum fixed interest rate of 3%. At our discretion, we may credit interest in excess of 3%. We reserve the right to change the rate of excess interest credited. We also reserve the right to declare different rates of excess interest depending on when amounts are allocated or transferred to the Fixed Account. As a result, amounts at any designated time may be credited with a different rate of excess interest than the rate previously credited to such amounts and to amounts allocated or transferred at any other designated time. Moreover, interest rates in the Fixed Account may vary based on the riders you select.

   The initial interest rate for a Purchase Payment is guaranteed through the end of the Contract Year in which it was received. Succeeding interest rates are guaranteed one Contract Year at a time.

                                 THE CONTRACTS

A. General Information.

   The Contract, whether issued on an individual or group basis, along with any enrollment application attached to the Contract and any endorsements shall constitute the entire contract. We may not contest the Contract after two years from the Date of Issue.

   The Contract must be issued to an Owner before his or her 91/st/ birthday. Further, the Owner may not elect the Value Credit or Guaranteed Retirement Income Benefit ("GRIB") riders on or after his or her 81/st/ birthday or the Earnings Enhanced Death Benefit ("EEDB") rider on or after his or her 91/st/ birthday.

   The Contract does not pay dividends and will not share in our surplus or earnings.

   The minimum initial Purchase Payment is $10,000. The minimum subsequent payment is $500-under a Non-Qualified Plan Contract. However, the minimum subsequent payment is $100 if you authorize us to automatically draw on your bank account and provide us with a voided check. Thereafter, we will draw Purchase Payments from your bank account on a monthly, quarterly, semi-annual or annual basis and apply them according to your initial allocation instructions unless you otherwise instruct us. The minimum subsequent payment is $50 under a Qualified Plan Contract. Our prior approval is required for cumulative Purchase Payments over $1,000,000. Purchase Payments and any applicable Value Credit will be allocated to a Subaccount, Fixed Account or Guarantee Period immediately according to your instructions regardless of the free look period. We reserve the right to waive or modify these limits.

   You may examine your Contract and return it to us for a refund during the free look period. The length of the free look period depends upon the state in which the Contract is issued. The amount of the refund also depends on the state in which the Contract is issued. Generally, the amount of the refund will be one of the following:

      . the Separate Account Contract Value plus Market Adjusted Value on the date we receive the returned Contract plus Purchase Payments allocated to the Fixed Account, without any deduction for withdrawal charges or records maintenance charges; or

      .  the return of Purchase Payments.

   The Value Credit is not part of the amount refunded to you if you cancel your Contract during the free look period. We will retain any market gain on the Value Credit portion and will bear any market loss on the Value Credit portion.

   In addition, a special free look period applies in some circumstances to Contracts issued as IRAs, Roth IRAs or Simplified Employee Pensions.

   Before the Annuity Date and prior to the death of an Owner, you have the exclusive right to exercise every option and right conferred by this Contract. Joint Owners are only permitted in Non-Qualified Plan Contracts.

   You may write to us prior to the distribution of a death benefit or the first annuity payment date to request a change of the Annuity Date. The new Annuity Date must not be earlier than two years from the Date of Issue or beyond the maximum allowable Annuity Date. (See "The Annuity Period.")

   Before the Annuity Date or any distribution of a death benefit, you have the right to cancel or amend your Contract if we agree. Only our president, secretary and assistant secretaries have the power to approve a change or waive any provisions of the Contract. Any such modifications must be in writing. No agent or person other than the officers named has the authority to change or waive the provisions of the Contract. You may exercise every option and right conferred by the Contract including the right of assignment. The Joint Owners must agree to any change if more than one Owner is named.

   The Owner may designate a Joint Annuitant who will become the Annuitant if the Annuitant dies before the Annuity Date. Joint Annuitants are only permitted in Non-Qualified Plan Contracts. If the Joint Annuitant is not alive at the date of the Annuitant's death or if the Joint Annuitant dies within ten days of the Annuitant's death, the Joint Annuitant provision will not apply. If the Annuitant dies and the Joint Annuitant are not named or alive, the youngest Owner becomes the Annuitant.

   No assignment under the Contract is binding unless we receive it in writing. We assume no responsibility for the validity or sufficiency of any assignment. Once filed, the rights of the Owner, Annuitant and Beneficiary are subject to the assignment. Any claim is subject to proof of interest of the assignee. An assignment may subject you to immediate tax liability, possibly including a 10% tax penalty. (See "Tax Treatment of Withdrawals, Loans and Assignments.")

   The provisions of an applicable Qualified Plan may prohibit a change of Beneficiary. Generally, an interest in a Qualified Plan Contract may not be assigned. Further, if this Contract is issued as a Qualified Plan Contract, additional provisions may apply. The rider or amendment to the Contract used to qualify it under the applicable section of the Internal Revenue Code will indicate the extent of change in its provisions.

   Each calendar quarter and Contract Anniversary, we will send you a report showing Purchase Payments received, interest credited, investment experience, and charges made since the last report, as well as any other information required by law. Additionally, confirmations are issued for your financial transactions and credits when paid.

B. The Accumulation Period.

1. Allocation of Purchase Payments.

   All Purchase Payments must be paid to us at our home office or an alternative location we may select. We will notify you and any other interested parties in writing of any alternative location. Purchase Payments received by an agent will begin earning interest only after we receive them.

   You allocate your Purchase Payments to the Subaccount(s), Guarantee Periods, or Fixed Account. The minimum initial allocation to a Subaccount, the Fixed Account or a Guarantee Period is $500. The minimum subsequent allocation to a Subaccount or the Fixed Account is $50. The minimum subsequent allocation to a Guarantee Period is $500. The number of Accumulation Units credited to your Contract when you allocate a Purchase Payment to a Subaccount usually will be based on the Accumulation Unit value next computed after we receive your Purchase Payment (except that the allocation of your initial Purchase Payment to Subaccounts will be at the Accumulation Unit values calculated no later than two days after your application is complete). Similarly, Purchase Payments that you allocate to a Guarantee Period or to the Fixed Account begin earning interest after we receive them (except that initial Purchase Payments so allocated will be credited interest only after we determine to issue the Contract, but no later than the second day after we receive your initial Purchase Payment).

   If we are not provided with information sufficient to establish a Contract or to properly credit the initial Purchase Payment, we will promptly request the necessary information. If the requested information is not furnished within five business days after we receive the initial Purchase Payment, or if we determine that we cannot issue the Contract within the five-day period, we will return the initial Purchase Payment to you, unless you consent to our retaining the Purchase Payment until the application is completed.

   Our "Protect Your Future Program" allows you to choose a Guarantee Period and one or more Portfolios. The percentage allocated to a Guarantee Period will depend on the current interest rate and length of the Guarantee Period chosen. At the end of the Guarantee Period, the Purchase Payment amount in that account will have grown to the full value of the initial Purchase Payment. The balance will be invested in one or more Portfolios. Due to interest rate changes, the amount of the Purchase Payment allocated to a Guarantee Period will not be known until the Contract is actually issued.

   We will issue a Contract without a signed application if:

      . a dealer provides us with application information, electronically or in writing,

      .  we receive the initial Purchase Payment, and

      . you confirm in writing, after the Contract is delivered, that all information provided and in the Contract is correct. Until we receive the written confirmation, your ability to request financial transactions under the Contract will be restricted.

2. Value Credit Rider.

   If you elect the Value Credit rider at the time of application, we will;

      . add a Value Credit to your Contract equal to 2% of each Purchase Payment made in the first Contract Year; and

      . every fifth Contract Anniversary thereafter, add to your Contract 2% of your Contract Value less Debt on that date.

   In order to elect the Value Credit rider, the Contract must be issued to you prior to your 81st birthday. We will allocate the Value Credit in the first Contract Year pro rata among the investment options in which you have an interest in the same proportion as the corresponding Purchase Payment. Value Credits in each fifth Contract anniversary will be allocated pro rata among the investment options in which you have an interest, except that any Value Credit attributable to Guarantee Period Value will be allocated to the Scudder Money Market Subaccount #1.

   If you cancel your Contract during the free look period, the Value Credit will not be included in the refund amount you receive.

   For the first 15 Contract Years, the Contract has a 0.40%, charge that is deducted only if you elect to receive Value Credits. There is no charge for the Value Credit rider after the 15/th/ Contract Year or upon annuitization prior to the 15/th/ Contract Year. We expect to make a profit from this charge. If you elect to receive Value Credits, your withdrawal charge will be higher and will apply for a longer period than would be the case if you do not elect to receive Value Credits. If you make a total withdrawal within one year of a Value Credit awarded during or after the tenth Contract Year, the amount of that Value Credit will be deducted from the proceeds paid upon the total withdrawal. If you make a partial withdrawal within one year of a Value Credit awarded during or after the tenth Contract Year, we will reduce the Value Credit by the same proportion that the partial withdrawal amount bears to the Contract Value and deduct the amount of the reduction from the remaining Contract Value.

   Neither death benefit payouts, annuitization of the Contract nor any withdrawal of Contract Value arising under one of the following circumstances shall constitute a "partial withdrawal" made within one year of a Value Credit during or after the tenth Contract Year:

      . after you have been confined in a skilled health care facility for at least 45 consecutive days and you remain confined at the time of the request;

      . within 45 days following your discharge from a skilled health care facility after a confinement of at least 45 days; or

      . if you become disabled after the Contract is issued and before age sixty-five (65).

   You should carefully consider whether or not the Contract with the Value Credit rider is best for you. Generally this Contract with the Value Credit rider is most suited for those who intend to hold it for more than fifteen Contract Years and whose Purchase Payments during the first Contract Year will comprise most of the Purchase Payments made under the Contract. The withdrawal value of a Contract with a Value Credit rider in some circumstances may be lower than one without a Value Credit rider, because the Value Credit Charge applies for 15 years and the withdrawal charge is higher and applies for a longer period. Thus, the withdrawal value of a Contract with a Value Credit in many instances will be lower while the withdrawal charge applies to a substantial portion of the Contract Value, for example during the first nine Contract Years. This also may occur later in the life of the Contract, if you pay significant additional Purchase Payments after the first Contract Year. Positive investment performance and the Value Credits may in some circumstances outweigh these effects of the higher withdrawal charge. In addition, during the first fifteen Contract Years, the Value Credit Charge may outweigh the positive effect of the Value Credit on Contract Values, particularly if the Contract suffers negative investment performance persistently or in years in which a Value Credit is added.

Finally, if we recapture all or a portion of a Value Credit during the free look period or within one year of paying a Value Credit after the tenth Contract Year, you could be worse off or better off because of the Value Credit, depending upon investment performance.

   The Value Credit is not considered to be "investment in the contract" for federal income tax purposes. (See "Federal Income Taxes.")

3. Employee Program (Friends of Firm Program).

   We may offer a program under which brokers, employees and their immediate families are entitled to receive a Purchase Payment bonus. We will allocate any Employee bonus credit pro rata among the investment options in the same proportion as the corresponding initial Purchase Payment.

   If the Contract is cancelled during the free look period, any Employee bonus will be deducted from any amount refunded to you. We assume all investment risk on the forfeited Employee bonus. If the Employee Program is in effect, an endorsement rider will be added to the Contract. Further, the Value Credit rider will be available to Contracts issued under the Employee Program, and the same rules regarding withdrawal charges, total withdrawals and partial withdrawals during or after the tenth Contract Year will apply.

4. Accumulation Unit Value.

   Each Subaccount has an Accumulation Unit value for each combination of asset-based charges. When Purchase Payments or other amounts are allocated to a Subaccount, a number of units are credited based on the Subaccount's Accumulation Unit value at the end of the Valuation Period during which the allocation is made. When amounts are transferred out of or deducted from a Subaccount, units are cancelled in a similar manner. The Subaccount Value of any Subaccount on any Valuation Date is the number of Accumulation Units held in the Subaccount times the applicable Accumulation Unit value on that Valuation Date.

   The Accumulation Unit value for each Valuation Period is the relevant investment experience factor for that period multiplied by the Accumulation Unit value for the period immediately preceding. The Accumulation Unit values for each Valuation Period are applied to each day in the Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

   Each Subaccount has its own investment experience factor for each combination of charges. The investment experience factor of a Subaccount for a combination of charges for a Valuation Period is determined by dividing a. by
b. and subtracting c. from the result, where:

      a. is the net result of:

         . the net asset value per share of the Portfolio held in the Subaccount determined at the end of the current Valuation Period; plus

         . the per share amount of any dividend or capital gain distributions made by the Portfolio held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

         . a credit or charge for any taxes reserved for the current Valuation Period which we determine have resulted from the investment operations of the Subaccount;

      b. is the net asset value per share of the Portfolio held in the Subaccount determined at the end of the preceding Valuation Period; and

      c. is the factor representing the sum of the Separate Account charges, stated in the Contract Schedule, for the number of days in the Valuation Period.

5. Guarantee Periods.

   You may allocate Purchase Payments to one or more Guarantee Periods with durations of one to ten years. The number of Guarantee Periods available may vary by state. Each Guarantee Period has a Guaranteed Interest Rate which will not change during the Guarantee Period.

   On any Valuation Date, the Guarantee Period Value includes the following:

      . your Purchase Payments or transfers allocated to the Guarantee Period Value at the beginning of its Guarantee Period; plus

      .  interest credited; minus

      .  withdrawals, previously assessed withdrawal charges and transfers;
         minus

      . any applicable portion of the records maintenance charge and charges for other benefits; adjusted for

      .  any applicable Market Value Adjustment previously made.

   On any Valuation Date, the Accumulated Guarantee Period Value is the sum of the Guarantee Period Values.

   We calculate the interest credited to the Guarantee Period Value by compounding daily at daily interest rates which would produce at the end of 12 months a result identical to the one produced by applying an annual interest rate. The interest rate will be reduced for the cost of any riders you have elected.

   An example illustrating how we credit a Guaranteed Interest Rate is provided in Appendix A to this Prospectus.

   At the end of any Guarantee Period, we send written notice of the beginning of a new Guarantee Period. A new Guarantee Period for the same duration starts unless you elect another Guarantee Period or investment option within 30 days after the end of the prior Guarantee Period. You may choose a different Guarantee Period by preauthorized telephone instructions or by giving us written notice. You should not select a new Guarantee Period extending beyond the Annuity Date. The Guarantee Period amount available for annuitization is subject to Market Value Adjustments and may be subject to withdrawal charges. (See "Market Value Adjustment" and "Withdrawal Charge" below.)

   The amount reinvested at the beginning of a new Guarantee Period is the Guarantee Period Value for the Guarantee Period just ended. The Guaranteed Interest Rate in effect when the new Guarantee Period begins applies for the duration of the new Guarantee Period.

   You may call us at 1-800-[621-5001] or write to Kemper Investors Life Insurance Company, Customer Service, at 1600 McConnor Parkway, Schaumburg, Illinois 60196 for the new Guaranteed Interest Rates.

6. Establishment of Guaranteed Interest Rates.

   Any Guarantee Period(s) you initially elect and the interest rate(s) initially credited are specified in your Contract Schedule. The interest rate credited to subsequent Purchase Payments or transfers will be declared at the time a Purchase Payment is received or transfer is made. At the end of a Guarantee Period, we will declare a Guaranteed Interest Rate applicable for the subsequent Guarantee Period. Once established, interest rates are guaranteed for their respective Guarantee Periods.

   Withdrawals of Accumulated Guarantee Period Value may be subject to withdrawal charges and records maintenance charges in addition to a Market Value Adjustment.

   We have no specific formula for establishing the Guaranteed Interest Rates. The determination may be influenced by, but not necessarily correspond to, the current interest rate environment. We may also consider, among other factors, the duration of a Guarantee Period, regulatory and tax requirements, sales commissions and administrative expenses we bear, and general economic trends.

Interest rates are adjusted for the cost of any riders you have elected.

   We make the final determination of the Guaranteed Interest Rates to be declared.

   We cannot predict or guarantee the level of future Guaranteed Interest
Rates.

7. Contract Value.

   On any Valuation Date, Contract Value equals the total of:

      .  the number of Accumulation Units credited to each Subaccount, times

      .  the corresponding Accumulation Unit value for each Subaccount, plus

      .  your Accumulated Guarantee Period Value in the MVA Option, plus

      .  your Fixed Account Contract Value.

8. Change of Ownership, Beneficiary and Annuitant.

   You may change the Owner by written request at any time while the Owner is alive. You must furnish information sufficient to clearly identify the new Owner to us. The change is subject to any existing assignment of this Contract. When we record the effective date for the change, it will be the date the notice was signed except for action taken by us prior to receiving the request. Any change is subject to the payment of any proceeds. We may require you to return your Contract to us for endorsement of a change of ownership. A change of ownership may result in adverse tax consequences. (See "Federal Income Taxes -- 2. Taxation of Partial and Full Withdrawals.")

   A Beneficiary must be designated at the time of application. In the case of joint Owners, the surviving joint Owner is automatically the designated Beneficiary. You may change the Beneficiary if you send us notification in a manner acceptable to us. Changes are subject to the following conditions:

      . prior to the Annuity Date, the Beneficiary change form must be filed while the Owner is alive;

      . after the Annuity Date, the Beneficiary may be changed while the Owner and Annuitant are alive;

      .  this Contract must be in force at the time you file a change form;

      . a change must not be prohibited by the terms of an existing assignment, Beneficiary designation or other restriction;

      . after we receive the change form, it will take effect on the date the change form was signed, however action taken by us before the change form was received will remain in effect; and

      . the request for change must provide information sufficient to clearly identify the new Beneficiary to us.

      . in the case of joint Owners, the designation of a Beneficiary other than the surviving joint Owner will be void.

   We may require you to return this Contract to us for endorsement of a change of Beneficiary.

   The interest of a Beneficiary who dies before the distribution of the death benefit will pass to the other beneficiaries, if any, to share and share alike, unless otherwise provided in the Beneficiary designation. If no Beneficiary survives or is named, the distribution will be made to Your estate when You die.

   The Annuitant is shown in the Contract Schedule. Prior to the Annuity Date, an Annuitant may be replaced or added unless the Owner is a non-natural person. There must be at least one Annuitant at all times. If the Annuitant dies, the youngest Owner will become the new Annuitant unless there is a surviving joint Annuitant or a new Annuitant is otherwise named. Upon the death of an Annuitant prior to the Annuity Date, a death benefit is not paid unless the Owner is a non-natural person. If joint Annuitants are designated, the survivor will become the Annuitant if one of the joint Annuitants dies before the Annuity Date, unless the Owner is a non-natural person. Joint Annuitants are only permitted in Non-Qualified Plan Contracts.

9. Transfers During the Accumulation Period.

   During the Accumulation Period, you may transfer Contract Value among the Subaccounts, the Guarantee Periods and the Fixed Account subject to the following conditions:

      . the minimum amount which may be transferred is $50 for each Subaccount or Fixed Account and $500 for each Guarantee Period or, if smaller, the remaining value in the Subaccount, Fixed Account or Guarantee Period.

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

      . no partial transfer will be made if the remaining Contract Value of the Fixed Account or any Subaccount will be less than $50 or any Guarantee Period will be less than $500, unless the transfer will eliminate your interest in the applicable account;

      . no transfer may be made within seven calendar days of the date on which the first annuity payment is due;

      . any transfer from a Guarantee Period is subject to a Market Value Adjustment unless the transfer is effected within 30 days after the end of the applicable Guarantee Period; and

      . multiple transfers requested on one business day will be counted as one transfer.

      . We reserve the right to restrict transfers for a period of 15 days after each transfer in excess of 12 in a Contract Year. Any transfer request submitted during such a period will not be processed unless resubmitted after the 15-day period.

   We may charge a $10 fee for each transfer in excess of 12 in a Contract Year. However, transfers made pursuant to the Dollar Cost Averaging or Automatic Asset Rebalancing programs do not count toward these 12 transfers for purposes of determining whether the fee will apply or whether the 15-day transfer restriction described above will apply. Because a transfer before the end of a Guarantee Period is subject to a Market Value Adjustment, the amount transferred from the Guarantee Period may be more or less than the requested dollar amount.

   We make transfers pursuant to your written or telephone request specifying in detail both the amount which is to be transferred and the names of the accounts which are affected. We will transfer from the Fixed Account or Guarantee Periods as of the Valuation Date following the date we receive your written or telephone transfer request. Telephone transfers require the proper authorization from us, and all telephone transfer request will be recorded for your protection.

   In the case of transfers from a Subaccount, we will redeem the necessary number of Accumulation Units to achieve the requested dollar amount and then reduce the number of Accumulation Units credited in each Subaccount by the number of Accumulation Units redeemed. The reduction in the number of Accumulation Units is determined based on the Accumulation Unit value at the end of the Valuation Period in which we received your request.

   If a transfer is to be made from a Subaccount, we may suspend the right of transfer:

      . during any period when the New York Stock Exchange is closed other than customary weekend and holiday closings;

      . when trading in the markets normally utilized is restricted, or an emergency exists as determined by the SEC so that disposal of investments or determination of the Accumulation Unit value is not practical; or

      . for such other periods as the SEC by order may permit for the protection of Owners.

   We may defer the payment of a transfer from the Fixed Account or Guarantee Periods, for the period permitted by law. This can never be more than six months after we receive your written or telephone request. During the period of deferral, we will continue to credit interest, at the then current interest rate(s), to the Fixed Account Contract Value and/or each Guarantee Period Value.

   If you authorize a third party to transact transfers on your behalf, we will reallocate the Contract Value pursuant to the third party's instructions. However, we do not offer or participate in any asset allocation program or investment advisory service and we take no responsibility for any third party asset allocation program or investment advisory service. We may suspend or cancel acceptance of a third party's instructions at any time and may restrict the Subaccounts available for transfer under third party authorizations.

   We reserve the right at any time and without notice to any party, to terminate, suspend or modify these or any other transfer rights. Further, we disclaim all liability if we follow in good faith instructions given in accordance with our procedures, including requests for personal identifying information, that are designed to limit unauthorized use of the privilege. Therefore, you bear the risk of loss in the event of a fraudulent telephone transfer.

10. Dollar Cost Averaging Program.

   Under our Dollar Cost Averaging ("DCA") program, a predesignated portion of any Subaccount or Fixed Account option is automatically transferred on a monthly, quarterly, semi-annual or annual basis for a specified duration to any other accounts, except for the Scudder Money Market Subaccount #2, based on your allocation of accounts.

   The theory of a DCA program is that by investing at regular and level increments over time, you will be able to purchase more Accumulation Units when the Accumulation Unit value is relatively low and less Accumulation units when the Accumulation Unit value is relatively high. DCA generally helps reduce the risk of purchasing Accumulation Units when market prices are high and selling when market prices are low. However, participation in the DCA program does not assure you of greater profit from your purchases under the program, nor will it prevent or necessarily reduce losses in a declining market. Moreover, while we refer to this program of periodic transfers generally as Dollar Cost Averaging, periodic transfers from a Subaccount other than a Subaccount (such as the Scudder Money Market Subaccount #2) which maintains a stable net asset value, are less likely to produce the desired effect of the DCA program and may have the effect of reducing the average price of the Subaccount shares being redeemed.

   The Owner may select any day of the month except for the 29/th/, 30/th/ or 31/st/ for the DCA transfers to occur, and if not specified, the transfer will occur on the same day as the Date of Issue. The DCA program is available only during the Accumulation Period. You may enroll any time by completing our Dollar Cost Averaging form. We must receive the enrollment form at least five business days before the first transfer date.

   We will waive the mortality and expense risk charge on the Scudder Money Market Subaccount #2 if you allocate all or a portion of the initial Purchase Payment to that account with the purpose of Dollar Cost Averaging the total allocation into other accounts within one year. If you terminate Dollar Cost Averaging or do not deplete all Subaccount Value in Scudder Money Market Subaccount #2 within one year, we automatically transfer any remaining value in the Scudder Money Market Subaccount #2 to Scudder Money Market Subaccount #1. The Scudder Money Market Subaccount #2 may only be used in a DCA program where DCA transfers are made monthly.

   The minimum transfer amount is $100 per Subaccount or Fixed Account. The total Contract Value in an account at the time Dollar Cost Averaging is elected must be at least equal to the amount designated to be transferred on each transfer date times the duration selected.

   Dollar Cost Averaging ends if:

      .  the number of designated monthly transfers has been completed,

      . Contract Value in the transferring account is insufficient to complete the next transfer; the remaining amount will be transferred,

      . we receive your written termination at least five business days before the next transfer date, or

      .  the Contract is surrendered or annuitized.

   If the Fixed Account balance is at least $10,000, you may elect automatic calendar quarter transfers of interest accrued in the Fixed Account to one or more of the Subaccounts or Guarantee Periods. You may enroll in this program any time by completing our Dollar Cost Averaging form. Transfers are made within five business days of the end of the calendar quarter. We must receive the enrollment form at least ten days before the end of the calendar quarter.

11. Automatic Asset Rebalancing Program.

   Under our Automatic Asset Rebalancing program, transfers among the accounts, except for Guarantee Periods, will automatically be made periodically on a quarterly, semi-annual or annual basis to achieve the Owner's pre-defined asset allocations. Transfers under this program are not subject to the $50 transfer minimum and will not be counted against the 12 transfers permitted in a Contract Year. An election to participate in this plan must be in writing on our form and returned to us.

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

   You may not simultaneously elect both the Dollar Cost Averaging and Automatic Asset Rebalancing programs.

12. Withdrawals During the Accumulation Period.

   During the Accumulation Period, you may make an unlimited number of partial withdrawals or a total withdrawal (also known as a "surrender") from the Contract. Upon surrender, we will pay the Contract Value reduced by any withdrawal charge, Debt, applicable premium taxes, and applicable withholding tax adjusted by any applicable Market Value Adjustment. A partial withdrawal may not exceed the amount available upon surrender. The Market Value Adjustment formula will be applied to the applicable portion of the total value withdrawn unless a withdrawal is effected within 30 days after the end of the applicable Guarantee Period(s). You must return the Contract to us if you elect a total withdrawal. Withdrawals may have tax consequences. (See "Federal Income Taxes.")

   Each Contract Year, you may make a partial or total withdrawal from the Contract without incurring a withdrawal charge, ("partial free withdrawal"), up to the greatest of:

      . Purchase Payments that are no longer subject to withdrawal charges, minus withdrawals attributable to those Purchase Payments;

      . Your Contract Value, minus any Purchase Payment paid within the prior seven years (nine years for Contracts with the Value Credit rider), plus any withdrawals from Purchase Payments subject to withdrawal charges, including any withdrawal charge; and

      . 10% of Purchase Payments that are subject to withdrawal charges, minus any Purchase Payments subject to a withdrawal charge previously withdrawn, including any withdrawal charges.

   The 10% of Contract Value is per Contract Year and is not cumulative for future Contract Years.

   Partial withdrawals are subject to the following conditions:

      . partial withdrawals must be at least $500 or, if smaller, the remaining value in the Fixed Account or a Guarantee Period or Subaccount;

      . no partial withdrawal will be made if the remaining Contract Value of the Fixed Account or any Subaccount will be less than $50 or any-Guarantee Period will be less than $500 unless the withdrawal will eliminate your interest in the applicable account;

      . if an account is not specified for the partial withdrawal, it will be deducted on a pro rata basis from the investment options in which the Owner has an interest;

      . if a partial withdrawal would reduce Contract Value to less than $5,000, the partial withdrawal will be processed as a total withdrawal (surrender of the Contract); and

      . partial withdrawals made within one year of a Value Credit awarded during or after the tenth Contract Year will reduce the Value Credit by the same proportion that the partial withdrawal amount bears to the Contract Value and the amount of the reduction will be deducted from the remaining Contract Value.

   We make withdrawals pursuant to your written or telephone request specifying in detail both the amount which is to be withdrawn and the names of the accounts which are affected. For Non-Qualified Plan Contracts and IRAs telephone transfers require the proper authorization from us, and all telephone transfer request will be recorded for your protection. We will make withdrawals from the Fixed Account or Guarantee Periods as of the Valuation Date following the date we receive your written or telephone withdrawal request.

   In the case of withdrawals from a Subaccount, we will redeem the necessary number of Accumulation Units to achieve the requested dollar amount and then reduce the number of Accumulation Units credited in each Subaccount by the number of Accumulation Units redeemed. The reduction in the number of Accumulation Units is determined based on the Accumulation Unit value at the end of the Valuation Period in which we received your request. We will pay the amount within seven calendar days after we receive the request, except as provided below.

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

   If the withdrawal is to be made from a Subaccount, we may suspend the right of withdrawal, or delay payment beyond seven calendar days;

      . during any period when the New York Stock Exchange is closed other than customary weekend and holiday closings;

      . when trading in the markets normally utilized is restricted, or an emergency exists as determined by the SEC so that disposal of investments or determination of the Accumulation Unit value is not practical; or

      . for such other periods as the SEC by order may permit for the protection of Owners.

   We may defer the payment of a withdrawal from the Fixed Account or Guarantee Periods, for the period permitted by law. This can never be more than six months after we receive your written or telephone request. During the period of deferral, we will continue to credit interest, at the then current interest rate(s), to the Fixed Account Contract Value and/or each Guarantee Period Value.

   Withdrawals of Purchase Payments subject to a withdrawal charge will reduce the Guaranteed Minimum Death Benefit ("GMDB") and Guaranteed Retirement Income Benefit ("GRIB") base dollar for dollar up to 5% of the Purchase Payments in any year and in the proportion that the withdrawal bears to the Contract Value thereafter. For example, if the GMDB is $200,000, the 5% rollup cap is $300,000, the Contract Value is $175,000 and the principal (Purchase Payments) is $150,000, and a withdrawal of $75,000 is taken, the GMDB is then reduced to $114,923 as shown below.

      .  $150,000 Purchase Payments x 5% = $7,500 dollar for dollar reduction;

      . $75,000 withdrawal - $7,500 = $67,500 withdrawal amount after dollar for dollar reduction;

      . $175,000 Contract Value - $7,500 = $167,500 Contract Value amount after dollar for dollar reduction;

      . $67,500/$167,500 = 40.30% ratio of withdrawal to Contract Value after dollar for dollar reduction;

      . $200,000 GMDB - $7,500 = $192,500 GMDB after dollar for dollar reduction;

      . $192,500 x 40.30% = $77,577 of GMDB reduction after dollar for dollar reduction;

      .  $77,577 + $7,500 = $85,077 ;

      .  $200,000 GMDB - $85,077 = $114,923 remaining GMDB

      . 200% x ($150,000 Purchase Payments - $50,000 Purchase Payments withdrawn) = $200,000 new 5% rollup cap after withdrawal.

13. Systematic Withdrawal Plan.

   We offer a Systematic Withdrawal Plan ("SWP") allowing you to pre-authorize periodic withdrawals during the Accumulation Period. You instruct us to withdraw a selected amount, or amounts based on your life expectancy, from the Fixed Account, or from any of the Subaccounts or Guarantee Periods on a monthly, quarterly, semi-annual or annual basis. You may select the day of the month on which the withdrawals will occur, other than the 29/th/, 30/th/, or 31/st/ of the month. The SWP is available when you request a minimum $100 periodic payment. A Market Value Adjustment applies to any withdrawals under the SWP from a Guarantee Period, unless effected within 30 days after that Guarantee Period ends. SWP withdrawals from the Fixed Account are not available in the first Contract Year and are limited to the amount not subject to withdrawal charges. If the amounts distributed under the SWP from the Subaccounts or Guarantee Periods exceed the partial free withdrawal amount, the withdrawal charge is applied on any amounts exceeding the partial free withdrawal amount. Withdrawals taken under the SWP may be subject to the 10% tax penalty on early withdrawals and to income taxes and withholding. If you are interested in SWP, you may obtain an application and information concerning this program and its restrictions from us or your agent. We give 30 days notice if we amend the SWP, and you may terminate the SWP at any time. Withdrawals made pursuant to the SWP will not constitute partial withdrawals for purposes of any pro rata reduction of the Value Credit for partial withdrawals taken within one year of a Value Credit during or after the tenth Contract Year.

14. Contract Loans.

   Loans will not be available for Contracts issued as Non-Qualified Plan Contracts.

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

Qualified Plans under 401(a) and 403(b)

   Loans are available for Contracts issued under Sections 401(a) or 403(b) of the Code and may be taken any time prior to the Annuity Date. The loan rules may differ depending on whether the qualified plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

   The minimum loan amount is $1,000. An Owner may not have more than 4 loans per Contract at any one time. Loans are issued for five-year terms unless used toward the purchase of a principal residence in which case the term may be for 10, 15 or 20 years. Once an Owner has defaulted on a single loan, no further loans will be permitted until the Owner has repaid all existing loans.

   If the current KILICO Contract Value is greater than or equal to $20,000 or the Contract is part of an ERISA qualified plan, the maximum loan permitted under the Contract is the lesser of:

      . 50% of the KILICO vested Contract Value minus the current loan balance; or

      . $50,000 minus the highest loan balance outstanding during the prior 12 months.

     Loans in the prior 12 months from other employer sponsored retirements plan may count against the $50,000 limit and consequently reduce the maximum loan available through your Contract.

   If the current Contract Value is less than $20,000 and is not part of an ERISA qualified plan, the maximum loan permitted under the Contract is the lesser of:

      .  $10,000;

      . 80% of the Contract Value minus the current loan balance and remaining withdrawal charges; or

      . $50,000 minus the highest loan balance outstanding during the prior 12 months.

   For non-ERISA loans under Section 403(b), the loan interest rate is 5.5% per year. For loans issued under ERISA qualified plans, the loan interest rate will vary based on current rates. Interest that is not paid when due is added to the loan and bears interest at the same rate as the loan. While the loan is outstanding, the portion of the General Account Contract Value that equals the Debt will earn interest at a rate 2.5% less than the loan rate.

   Loans must be repaid in substantially equal quarterly payments within 5 years. Loans used to purchase your principal residence may be repaid over 10, 15, or 20 years.

   If a loan payment is not made when due, interest will continue to accrue. On
Section 403(b) Qualified Plan Contracts, to the extent permitted by law, the amount of the defaulted payment plus accrued interest will be deducted from the Contract and paid to us. Any loan payment which is not made when due, plus interest, is treated as a distribution of the entire outstanding loan balance and may be taxable to the borrower, and may be subject to early withdrawal tax penalty.

   If there is an outstanding loan balance when the Contract is surrendered or annuitized, or when a death benefit is paid, the amount payable will be reduced by the amount of the loan outstanding plus accrued interest. Any loans made under a Contract will be subject to Code requirements, our administrative procedures as reflected under our loan agreements, and, if applicable, ERISA.

15. Market Value Adjustment.

   The Market Value Adjustment formula stated below is applicable for both an upward or downward adjustment to a Guarantee Period Value when, prior to the end of a Guarantee Period, that value is:

      .  taken as a total or partial withdrawal;

      .  applied to purchase an Annuity Option; or

      . transferred to another Guarantee Period, the Fixed Account or a Subaccount.

   However, a Market Value Adjustment will not be applied to any Guarantee Period Value transaction effected within 30 days after the end of the applicable Guarantee Period or during the free look period. The Market Value Adjustment applies before the deduction of any withdrawal charges and before deduction of a Value Credit from Contract Value.

   The Market Value Adjustment reflects the relationship between:

      . the currently established interest rate reduced by the cost of any optional rider elected by the Owner ("Current Interest Rate") for a Guarantee Period equal to the remaining length of the Guarantee Period, rounded to the next higher number of complete years, and

      .  the Guaranteed Interest Rate applicable to the amount being withdrawn.

   Generally, if the Guaranteed Interest Rate is the same or lower than the applicable Current Interest Rate, the Market Value Adjustment reduces Market Adjusted Value and results in a lower payment. Thus, if interest rates increase, the withdrawal could be less than the original Purchase Payment or the original amount allocated to a Guarantee Period. Conversely, if the Guaranteed Interest Rate is higher than the applicable Current Interest Rate, the Market Value Adjustment increases Market Adjusted Value and results in a higher payment.

   The Market Value Adjustment (MVA) uses this formula:

      MVA = GPV x {[(1+I)/(1+J)]/ t/365 / - 1}

      Where:

      I is the Guaranteed Interest Rate being credited to the Guarantee Period Value (GPV) subject to the Market Value Adjustment;

      J is the Current Interest Rate declared by us as of the effective date of the application of the Market Value Adjustment, for current allocations to a Guarantee Period the length of which is equal to the balance of the Guarantee Period for the Guarantee Period Value subject to the Market Value Adjustment, rounded to the next higher number of complete years reduced by the cost of any optional rider elected by the Owner; and

      t is the number of days remaining in the Guarantee Period.

   An illustration showing an upward and a downward adjustment is provided in Appendix B to this Prospectus.

16. Guaranteed Minimum Death Benefit.

   We compute the Guaranteed Minimum Death Benefit ("GMDB") at the end of the Valuation Period following our receipt of due proof of death and the return of this Contract. The proof may be a certified death Certificate or any other written proof satisfactory to us.

   The death benefit will be equal to the greatest of the following minus Debt:

       (1)Contract Value;

       (2)the total amount of Purchase Payments, minus any adjustment for withdrawals and withdrawal charges, accumulated at 5.00% per year (not to exceed two times the value of remaining Purchase Payments), to the earlier of the 80th birthday of the oldest owner (85/th/ birthday if the 10 year GRIB is elected) or the date of death, increased by Purchase Payments made from the 80th birthday of the oldest owner (85/th/ birthday if the 10 year GRIB is elected) to the date of death and decreased by any adjustment for withdrawals and withdrawal charges from the 80th birthday of the oldest owner (85/th/ birthday if the 10 year GRIB is elected) to the date of death; or

       (3)the greatest Contract Anniversary value immediately preceding the earlier of the 81st birthday of the oldest owner (86/th/ birthday if the 10 year GRIB is elected) or date of death, increased by Purchase Payments made since the date of the greatest Contract Anniversary value and decreased by any adjustments for withdrawals and withdrawal charges.

   If the Owner is a non-natural person, the GMDB will be based on the age of the oldest Annuitant.

   Remaining Purchase Payments equals total Purchase Payments minus total Purchase Payments withdrawn, including withdrawal charges. For any withdrawal, the amount of Purchase Payments withdrawn is the amount by which the withdrawal, including withdrawal charges, exceeds the earnings in the Contract at the time of the withdrawal. Earnings is the difference between Contract Value and remaining Purchase Payments.

   An adjustment for withdrawal and withdrawal charges is the sum of any amount available as a dollar for dollar reduction, and a proportionate reduction. The maximum dollar for dollar reduction is 5% of the Dollar for Dollar Base, less any prior dollar for dollar withdrawals in the Contract Year. The Dollar for Dollar Base is total premiums less withdrawals assessed a withdrawal charge and less any withdrawal charges. A proportionate reduction is applicable when the withdrawal and any withdrawal charges exceed the maximum dollar for dollar reduction. The proportionate reduction is the amount in (2) or (3), reduced by any dollar for dollar reduction, multiplied by (a) divided by (b), where:

          (a) is the withdrawal plus any withdrawal charges reduced by any dollar for dollar reduction, and

          (b) is the Contract Value, adjusted by any Market Value Adjustment, reduced by any dollar for dollar reduction.

   A death benefit will be paid to the designated Beneficiary upon the death of the Owner during the Accumulation Period. Upon the death of a joint Owner during the Accumulation Period, a death benefit will be paid to the surviving joint Owner.

   If the Owner is not a natural person, we will pay the death benefit upon the death of an Annuitant. We will pay the death benefit to the Beneficiary when we receive due proof of death. We will then have no further obligation under this Contract.

   The death benefit may be paid in a lump sum. This sum may be deferred for up to five years from the date of death. Instead of a lump sum payment, the Beneficiary may elect to have the death benefit distributed as stated in Annuity Option 1 for a period not to exceed the Beneficiary's life expectancy; or Annuity Option 2 or 3 based upon the life expectancy of the Beneficiary as prescribed by federal regulations. The Beneficiary must make this choice within 60 days of the time we receive due proof of death, and distribution must commence within one year of the date of death.

   If the Beneficiary is not a natural person, the Beneficiary must elect that the entire death benefit be distributed within five years of your death. Distribution of the death benefit must start within one year after your death. It may start later if prescribed by federal regulations.

   If this Contract was issued as a Non-Qualified Plan Contract, an IRA or Roth IRA and your spouse is the only primary Beneficiary when you die, your surviving spouse may elect among three Surviving Spouse Options.

Surviving Spouse Option 1--Death Benefit Payout

   Under the first option, the surviving spouse Beneficiary may take the death benefit and terminate the Contract. No withdrawal charges would apply to the death benefit under this option.

Surviving Spouse Option 2--GRIB, EEDB and Value Credit Date Grandfathered, No Step-up in Cash Value

   Under this option, the surviving spouse Beneficiary may elect to be the successor Owner of this Contract by completing the spousal continuation section of the claim form submitted with due proof of your death. Your surviving spouse shall then become the Annuitant if no Annuitant is living at the time of your death. If your surviving spouse elects to become the successor Owner of this Contract on your death, thereby waiving claim to the death benefit otherwise payable, a death benefit will not be paid on your death. By electing to continue the Contract under this option, all rights, benefits and charges under the Contract will remain in-force. Withdrawal charges will continue to apply to the Contract Value and to all future Purchase Payments. Upon the death of your surviving spouse before the Annuity Date, following the date of continuance, a death benefit will be paid and calculated as if your surviving spouse had been the original Owner from the Date of Issue. If Guaranteed Retirement Income Benefit, Earnings Enhanced Death Benefit or Value Credit coverage was effective under your Contract, coverage will continue to remain in effect, and all other rights, benefits and charges will continue. Under this provision, the age of the successor Owner will be used to calculate the GMDB and GRIB values, as well as the EEDB charge. Annuity payments will be determined based on the age of the oldest surviving annuitant.

   Any subsequent spouse of the surviving spouse Beneficiary will not be entitled to continue this Contract upon the death of the surviving spouse Beneficiary.

Surviving Spouse Option 3--Step-up in Cash Value, GRIB and EEDB not
Grandfathered

   Under this option, your surviving spouse Beneficiary may elect to continue coverage under this Contract at a Contract Value adjusted to equal the death benefit amount otherwise payable, subject to the following.

      . The Contract Value will be adjusted to equal the amount of the death benefit. The difference, if any, between the death benefit and the Contract Value one day prior to the date of continuance will be credited to the Scudder Money Market Subaccount #1. The successor Owner may subsequently transfer this amount from the Scudder Money Market Subaccount #1 to other investment options under the Contract.

      . Upon the death of your surviving spouse before the Annuity Date, the amount of the death benefit payable will be determined as if: (1) this Contract was issued on the date of continuance; and (2) the Contract Value on the date of continuance resulted from receipt of an initial Purchase Payment in that amount. The greatest Contract Anniversary value will be based upon anniversary values on or after the date of continuance.

      . Withdrawal charges, if any, will be limited to withdrawals of Purchase Payments made after the date of continuance.

      . Any GRIB, EEDB, or Value Credit rider in effect will terminate as of the date of your death.

      . Your surviving spouse may elect any GRIB, EEDB or Value Credit rider then offered by us. All such riders will be subject to the terms and conditions then in effect at the time of continuance, and all charges and benefits will be calculated as if the coverage was issued to the surviving spouse on the date of continuance and the Contract Value on the date of continuance resulted from receipt of an initial Purchase Payment in that amount.

      . Any subsequent spouse of the surviving spouse Beneficiary will not be entitled to continue this Contract upon the death of the surviving spouse Beneficiary.

17. Earnings Enhanced Death Benefit Rider.

   The Earnings Enhanced Death Benefit is an optional Contract rider. EEDB may be elected if the oldest Owner is 90 years old or younger at the time the Contract is issued. The cost of the EEDB rider is 0.25% of the Contract Value prior to the Contract Anniversary following the oldest Owner's 81/st/ birthday and 0.85% thereafter.

   If elected, the death benefit would be as follows:

      .  the Guaranteed Minimum Death Benefit; plus

      .  the EEDB factor times the lesser of:

        a. remaining principal, or

        b. Contract Value minus remaining principal, but not less than zero.

   The EBDB factor is 0.40 if death occurs prior to the 10/th/ Contract Anniversary, 0.50 if death occurs between the 10/th/ and 15/th/ Contract Anniversaries and 0.70 if death occurs on or after the 15/th/ Contract Anniversary.

   Remaining principal equals total Purchase Payments less total principal withdrawn, including withdrawal charges. For any withdrawal, the amount of principal withdrawn is the amount by which the withdrawal, including withdrawal charges, exceeds the earnings in the Contract at the time of the withdrawal. Earnings, at any given time, is the amount by which the Contract Value exceeds the excess of total Purchase Payments over total withdrawals. Purchase Payments which we receive less than one year prior to death (other than the initial Purchase Payment) are not used in calculating the amount of remaining principal. For purposes of determining EEDB, earnings will not be less than zero.

   The EEDB is calculated prior to the application of the Guaranteed Minimum Death Benefit and includes, if applicable, the Employee Bonus and Value Credit rider.

18. Guaranteed Retirement Income Benefit.


   The Guaranteed Retirement Income Benefit is an optional Contract rider. GRIB provides a guaranteed amount of annuity payments to you for the lifetime of the Annuitant with a certain period upon annuitization as described below. You may elect GRIB on the initial Contract application, if any, or within 30 days after a Contract Anniversary anytime the Contract is in force prior to the oldest Owner's 81/st/ birthday. If elected after the date the Contract was issued, the GRIB benefit and waiting period will begin on the day the election takes effect.



   Within 30 days after the second Contract anniversary or any Contract anniversary thereafter, and prior to your 81/st/ birthday, you are permitted to elect GRIB or replace your existing GRIB rider with any GRIB rider, if any, then currently being offered by us. The new GRIB rider will have the terms, conditions and charges that are then currently being offered. The request to elect or replace your GRIB rider must be received by us within 30 days of your second Contract anniversary or any contract anniversary thereafter. The benefit under the new GRIB rider will be calculated from the current Contract Anniversary.


   GRIB may be exercised only within 30 days after a Contract Anniversary after the end of your seven or ten year waiting period. The waiting period may not extend beyond the Annuity Date.


   The charge for the GRIB rider is 0.45% and 0.35% of the Contract Value, respectively, for the seven and ten year waiting periods. You may terminate your GRIB rider anytime during or after the Contract Anniversary following the end of the applicable waiting period.


   Annuity payments are based on the greater of:

      . the income provided by applying the GRIB base to the guaranteed annuity factors, or

      . the income provided by applying the Contract Value to the current annuity factors.


   The GRIB base is the greatest of the following amounts minus Debt:



       (1)Contract Value, adjusted for any applicable Market Value Adjustment,



       (2)Purchase Payments decreased by any previous adjustment for withdrawals and withdrawal charges, accumulated at 5.00% per year to the earlier of the oldest Owner's 80th birthday (85/th/ birthday if the 10 year GRIB is elected) or the GRIB exercise date (not to exceed two times the value of remaining Purchase Payments), plus the total Purchase Payments made from the oldest Owner's 80/th/ birthday (85/th/ birthday if the 10 year GRIB is elected) to the GRIB exercise date, and decreased by any adjustment for withdrawals and withdrawal charges from the oldest Owner's 80/th/ birthday (85/th/ birthday if the 10 year GRIB is elected) to the GRIB exercise date. If the GRIB rider is elected after the Issue Date or as a result of a Spousal Continuation, the Contract Value on the effective date of the GRIB rider, adjusted for any applicable Market Value Adjustment, will be treated as the initial Purchase Payment for purposes of calculating the GRIB base, or



       (3)the greatest Anniversary Value immediately preceding the earlier of the oldest Owner's 81/st/ birthday (86/th/ birthday if the 10 year GRIB is elected) or the GRIB exercise date, increased by Purchase Payments made since the date of the greatest Anniversary Value and decreased by any adjustment for withdrawals and withdrawal charges.



   If the Owner is a non-natural person, the GRIB value will be based on the age of the oldest Annuitant.



   Remaining Purchase Payments equals total Purchase Payments minus total Purchase Payments withdrawn, including withdrawal charges. For any withdrawal, the amount of Purchase Payments withdrawn is the amount by which the withdrawal, including withdrawal charges, exceeds the earnings in the Contract at the time of the withdrawal. Earnings is the difference between Contract Value and remaining Purchase Payments.



   An adjustment for withdrawal and withdrawal charges is the sum of any amount available as a dollar for dollar reduction, and a proportionate reduction. The maximum dollar for dollar reduction is 5% of the Dollar for Dollar Base, less any prior dollar for dollar withdrawals in the certificate year. The Dollar for Dollar Base is total premiums less withdrawals assessed a withdrawal charge and less any withdrawal charges. A proportionate reduction is applicable when the withdrawal and any withdrawal charges exceed the maximum dollar for dollar reduction. The proportionate reduction is the amount in (2) or (3), reduced by any dollar for dollar reduction, multiplied by (a) divided by (b), where:


      (a) is the withdrawal plus any withdrawal charges reduced by any dollar for dollar reduction, and


      (b) is the Contract Value, adjusted by any Market Value Adjustment, reduced by any dollar for dollar reduction.

   The guaranteed annuity factors are based on the "1983 Table a" individual annuity mortality table developed by the Society of Actuaries, projected using Schedule G to the Year 2015, with interest at 3%. Contracts issued in the state of Montana or in connection with certain employer sponsored employee benefit plans are required to use unisex annuity factors. In such cases, the guaranteed annuity factors will be based on unisex rates.

   Since GRIB is based on conservative actuarial factors, the income guaranteed may often be less than the income provided under the regular provisions of the Contract. If the Contract Value at the then current annuity rates provides a greater initial payment than GRIB, the greater amount will be paid.

   GRIB is paid to you or your designated payee for a 10 year certain period and for the life of a single Annuitant or the lifetimes of two Annuitants thereafter.

   If you elect a GRIB payable for the life of a single Annuitant, or the lifetimes of two Annuitants, the certain period is 10 years. In the case of a single Annuitant, if the Annuitant dies before GRIB has been paid for the certain period, the remaining GRIB payments are paid to the Beneficiary as they fall due. In the case of two Annuitants, the full GRIB payment is payable as long as at least one of the two Annuitants is alive, but no less than 10 years. If both Annuitants die before GRIB has been paid for the certain period, the remaining GRIB payments are paid to the Beneficiary as they fall due. In either case, the Beneficiary may elect to commute the remaining payments of the certain period and receive a lump sum payment of the present value of the remaining payments in the certain period. In determining the amount of the lump sum payment that is available, the present value of the remaining installments in the certain period will be calculated based on the applicable interest rate.

   For a Fixed Annuity Option the applicable interest rate is the greater of:

      a. the ten year treasury constant maturity plus 3%; and

      b. 5%.

   For a Variable Annuity Option the applicable interest rate is the assumed investment rate plus 2%.

   The amount of each payment for purposes of determining the present value of any variable installments will be determined by applying the Annuity Unit value next determined following our receipt of due proof of death.

   In addition to the guaranteed fixed option, GRIB payments are available based on a variable payout. If you elect to receive payments based on a variable payout, your payments are not guaranteed and may be less than the original payment. Payments will vary according to the investment performance of the investment options you select. The assumed investment rate for a variable payout is 3% for the initial payment and 5% for subsequent payments. Because the assumed investment rate for subsequent payments is higher under GRIB (5%) than it is under the standard annuitization provisions (2.5%), positive investment performance will cause annuity payments to increase more under the standard annuity options than under GRIB. As a result, it is possible that notwithstanding a higher initial payment under GRIB, a standard annuity might ultimately pay more total annuity payments, if the initial difference was not too great and the investment performance was sufficiently positive. Accordingly, in deciding whether to exercise the GRIB, you should consider whether the GRIB base is sufficiently greater than the Contract Value to mitigate this possibility. See "The Annuity Period" for additional information on variable payouts.

   GRIB payments are available on a monthly basis. We may make other annuity options available.

   If you exercise the GRIB option to receive guaranteed benefits, you may elect to have payments made under a commutable annuitization option. Under the commutable annuitization option, partial lump sum payments are permitted, subject to the following requirements:

      . At the time you exercise the GRIB option, you must elect the commutable annuitization option in order to be eligible for the lump sum payments.

      . Lump sum payments are available only during the certain period of 10 years.

      . One lump sum payment is available each year following the Annuity date and may not be elected until 13 months following the Annuity Date.

      . You may elect to receive a partial lump sum payment of the present value of the remaining payments in the certain period subject to the restrictions described below. If a partial lump sum payment is elected, the remaining payments in the certain period will be reduced based on the ratio of the amount of the partial withdrawal to the amount of the present value of the remaining installments in the certain period prior to the withdrawal. If the Annuitant is living after the certain period is over, payments will resume without regard to any lump sum payment made during the certain period. Partial lump sum payments are not available after the certain period is over.

      . Each time that a partial lump sum payment is made, we will determine the percentage that the payment represents of the present value of the remaining installments in the certain period. For Non-Qualified Plan Contracts, the sum of these percentages over the life of the Contract cannot exceed 75%. For Qualified Plan Contracts, you may withdraw the entire present value of the remaining installments in the certain period may be made.



      . In determining the amount of the lump sum payment that is available, the present value of the remaining installments in the certain period will be calculated based on the applicable interest rate.



         For a Fixed Annuity Option the applicable interest rate is the greater of:



         a. the ten year treasury constant maturity plus 3%; and



         b. 5%.



        For a Variable Annuity Option the applicable interest rate is the assumed investment rate plus 2%.



   The amount of each payment for purposes of determining the present value of any variable installments wil be the payment next scheduled after the request for commutation is received.


                         CONTRACT CHARGES AND EXPENSES

   We deduct the following charges and expenses:


      .  mortality and expense risk charge,



      .  administrative charge,


      .  records maintenance charge,

      .  withdrawal charge,

      .  Guaranteed Retirement Income Benefit charge, if elected,


      .  Earnings Enhanced Death Benefit charge, if elected,



      .  Value Credit Rider charge, if elected, and



      .  Commutation charge, if applicable.


   Subject to certain expense limitations, you indirectly bear investment management fees and other Portfolio expenses. For Purchase Payments allocated to the Fixed Account or any Guarantee Periods, the applicable credited rates will be reduced to reflect any applicable asset-based charges.

1. Mortality and Expense Risk Charge.


   We assess each Subaccount a daily asset charge for mortality and expense risks at a rate of 1.30% per year. Variable Annuity payments reflect the investment experience of each Subaccount but are not affected by changes in actual mortality experience or by actual expenses we incur.



   The mortality risk we assume arises from two contractual obligations. First, if you die before the Annuity Date, we may, in some cases, pay more than Contract Value. (See "Guaranteed Minimum Death Benefit," and "Earnings Enhanced Death Benefit" above.) Second, when Annuity Options involving life contingencies are selected, we assume the risk that Annuitants will live beyond actuarial life expectancies.


   We also assume an expense risk. Actual expenses of administering the Contracts may exceed the amounts we recover from the records maintenance charge or the administrative cost portion of the daily asset charge.

2. Administrative Charge.


   We assess each Subaccount a daily asset charge for administrative costs at a rate of 0.15% per year. This charge reimburses us for expenses incurred for administering the Contracts. These expenses include processing Owner inquiries, changes in allocations, Owner reports, Contract maintenance costs, and data processing costs. The Administrative Charge covers the average anticipated administrative expenses incurred while the Contracts are in force. There is not necessarily a direct relationship between the amount of the charge and the administrative costs of a particular Contract.

3. Records Maintenance Charge.

   We deduct an annual records maintenance charge of $30 during the Accumulation Period. The charge is assessed:

      .  at the end of each Contract Year, and

      .  upon annuitization.

   We reserve the right to also deduct the records maintenance charge on total withdrawal of the Contract.

   However, we do not deduct the records maintenance charge for Contracts with a Contract Value of at least $50,000 on the Contract Anniversary. We will waive the Market Value Adjustment (positive or negative) on any portion of the $30 charge assessed to the Guarantee Periods.

   This charge reimburses us for the expenses of establishing and maintaining Contract records. The record maintenance charge is prorated among all investment options in which you have an interest, and a number of Subaccount, Guarantee Period and Fixed Account Accumulation Units sufficient to equal the proper portion of the charge will be redeemed.

4. Withdrawal Charge.

   We do not deduct a sales charge from any Purchase Payment. However, we charge the withdrawal charge on certain surrenders, partial withdrawals, and annuitizations. The withdrawal charge (a contingent deferred sales charge) covers Contract sales expenses, including commissions and other promotional and acquisition expenses. In calculating the withdrawal charge, we treat withdrawals as coming from earnings (if any) first, and then from the oldest Purchase Payments first (i.e., first-in, first-out). We will charge all amounts withdrawn and any applicable withdrawal charge against Purchase Payments in the chronological order in which we received them beginning with the initial Purchase Payment.

   Each Contract Year, you may make a partial or total withdrawal from the Contract without incurring a withdrawal charge up to the greater of:

      . Purchase Payments that are no longer subject to withdrawal charges, minus withdrawals attributable to those Purchase Payments;

      . Your Contract Value, minus any Purchase Payments paid within the prior seven years (nine years for Contracts with the Value Credit rider), plus any withdrawals from Purchase Payments subject to withdrawal charges, including any withdrawal charge; and

      . 10% of Purchase Payments that are subject to withdrawal charges minus any Purchase Payments subject to a withdrawal charge previously withdrawn, including any withdrawal charges.

   If you withdraw a larger amount, the excess Purchase Payments withdrawn are subject to a withdrawal charge. The amount and duration of the withdrawal charge varies according to whether you have elected the Value Credit rider as follows:

                            Withdrawal Charge if   Withdrawal Charge if
Contribution Year         Value Credit not Elected Value Credit Elected
-----------------         ------------------------ --------------------
Less than one............           7.0%                   8.5%
One but less than two....           6.0%                   8.5%
Two but less than three..           5.0%                   8.5%
Three but less than four.           5.0%                   8.5%
Four but less than five..           4.0%                   7.5%
Five but less than six...           3.0%                   6.5%
Six but less than seven..           2.0%                   5.5%
Seven but less than eight           0.0%                   3.5%
Eight but less than nine.           0.0%                   1.5%
Nine and thereafter......           0.0%                   0.0%

   Withdrawal charges are calculated as follows.

      . All amounts to be withdrawn and any applicable withdrawal charges will be charged against Purchase Payments in the chronological order we received them, beginning with your initial Purchase Payment.

      . Any amount withdrawn which is not subject to a withdrawal charge will be considered a "partial free withdrawal."

      . In the event of a partial withdrawal, a "partial free withdrawal" is applied against Purchase Payments and all related accumulations in the chronological order we received them, beginning with your initial Purchase Payment even though the Purchase Payments are no longer subject to a withdrawal charge.

   When a withdrawal is requested, you receive a check in the amount requested. If a withdrawal charge applies, Contract Value is reduced by the withdrawal charge, plus the dollar amount sent to you.

   As Contribution Years are based on the date each Purchase Payment is made, you may be subject to a withdrawal charge, even though the Contract may have been issued many years earlier. (For additional details, see "Withdrawal During Accumulation Period.")

   Subject to certain exceptions and state approvals, withdrawal charges are not assessed on withdrawals:

      . after you have been confined in a skilled health care facility for at least 45 consecutive days and you remain confined at the time of the request;

      . within 45 days following your discharge from a skilled health care facility after a confinement of at least 45 days; or

      . if you become disabled after the Contract is issued and before age sixty-five (65).

According to the Social Security Administration, the following is the definition for "disability."

      "Inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months."

   Restrictions and provisions related to the nursing care or disability waivers are described in the Contract endorsements.


   The withdrawal charge compensates us for Contract distribution expense. Currently, we anticipate withdrawal charges will not fully cover distribution expenses. Unrecovered distribution expenses may be recovered from our general assets, including proceeds from other Contract charges.



   We reserve the right to reduce or waive the withdrawal charge. See "10., Exceptions", below.


5. Guaranteed Retirement Income Benefit Charge.


   The annual charge for the Guaranteed Retirement Income Benefit is 0.45% of Contract Value if you elect a seven year waiting period and 0.35% if you elect a ten year waiting period. We reserve the right to increase this charge for new Contracts. For Purchase Payments allocated to the Fixed Account or any Guarantee Periods, the applicable credited interest rates will be reduced to reflect the relevant charge, but interest rates on the Fixed Account will never be adjusted below the minimum guaranteed interest rate.



6. Earnings Enhanced Death Benefit Charge.



   The annual charge for the Earnings Enhanced Death Benefit is 0.25% of Contract Value prior to the Contract Anniversary following the oldest Owner's 81/st/ birthday and 0.85% thereafter. For Purchase Payments allocated to the Fixed Account or any Guarantee Periods, the applicable credited interest rate will be reduced to reflect the relevant charge, but interest rates on the Fixed Account will never be adjusted below the minimum guaranteed interest rate.


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

7. Value Credit Rider Charge.


   The annual charge for the Value Credit rider is 0.40% of Contract Value for the first 15 Contract Years. There is no charge for this rider after the 15/th/ Contract Year or upon annuitization prior to the 15/th/ Contract Year. For Purchase Payments allocated to the Fixed Account or any Guarantee Periods, the applicable credited interest rate will be reduced to reflect the relevant charge, but interest rates on the Fixed Account will never be adjusted below the minimum guaranteed interest rate.



8. Commutation Charge.



   The Commutation Charge equals the difference between the present value of any remaining guaranteed payments (as of the date of calculation) calculated using:



    A. For a fixed annuity option, (i) a discount rate that is equal to the rate assumed in calculatig the initial income payment and (ii) the greater of: (a) the ten year treasury constant maturity plus 3%; and (b) the rate used to determine the initial payment plus 2%, and



    B. For a variable annuity option, (i) a discount rate that is equal to the assumed investment rate and (ii) the assumed investment rate plus 2%.



The Commutation Charge applies to the calculation of lump sum payments with respect to any remaining periodic payments in the certain period under Annuity Options 1, 3 and 5 upon the death of an Annuitant during the Annuity Period or in commutation of remaining annuity payments under those Options. The Commutation Charge reflects the use of a higher interest rate to determine the commutation amount than the interest rate used to determine the initial annuity payment.



9. Investment Management Fees and Other Expenses.


   Each Portfolio's net asset value reflects the deduction of investment management fees and certain general operating expenses. Subject to limitations, you indirectly bear these fees and expenses. Further detail is provided in the attached prospectuses for the Portfolios and the Funds' Statements of Additional Information.


10. State Premium Taxes.



   Certain state and local governments impose a premium tax ranging from 0% to 3.5% of Purchase Payments. If we pay state premium taxes, we reserve the right to charge the amount paid against Contract Value upon annuitization or total withdrawal. See "Appendix B--State Premium Tax Chart" in the Statement of Additional Information.



11. Exceptions.



   We may decrease the mortality and expense risk charge, the administration charge, and the records maintenance charge without notice. However, we guarantee that they will not increase from the charges listed on the Contract schedule. We bear the risk that those charges will not cover our costs. On the other hand, should such charges exceed our costs, we will not refund any charges. Any profit is available for corporate purposes including, among other things, payment of distribution expenses.



   We may also reduce or waive fees and charges, including but not limited to, the records maintenance charge, the withdrawal charge, mortality and expense risk charge and administrative charge, for certain sales that may result in cost savings, such as those where we incur lower sales expenses or perform fewer services because of economies due to the size of a group, the average contribution per participant, or the use of mass enrollment procedure. We may also reduce or waive fees and charges and/or credit additional amounts on Contracts issued to:



      . employees and registered representatives (and their families) of broker-dealers (or their affiliated financial institutions) that have entered into selling group agreements or distribution agreements with Investors Brokerage Services, Inc. ("IBS"); and



      . officers, directors and employees (and their families) of KILICO and Scudder Variable Series I and II investment advisers and principal underwriters or certain affiliated companies, or to any trust, pension, profit-sharing or other benefit plan for such persons.


   Reductions in these fees and charges will not unfairly discriminate against any Owner.

                              THE ANNUITY PERIOD


   Annuity payments begin to you or your designated payee on the Annuity Date under the selected Annuity Option. The Annuity Date must be prior to the later of the youngest original Annuitant's 91st birthday (if the Contract is part of a Charitable Remainder Trust, the Annuitant's 100th birthday) or ten years from the Date


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


of Issue. Annuitization may be delayed beyond the Annuity Date if we are making systematic withdrawals based on your life expectancy. In this case, annuitization begins when life expectancy withdrawals are stopped. You may write to us prior to the distribution of a death benefit or the first annuity payment date to request a change of the Annuity Date. The Annuity Date may not be earlier than two years from the Date of Issue.


1. Election of an Annuity Option.


   In addition to GRIB, Contracts may be annuitized under one of several Annuity Options. We must receive an election of an Annuity Option in writing. You may make an election on or before the Annuity Date. The Beneficiary, subject to the terms of the death benefit provision, may elect to have the death benefit remain with us under one of the Annuity Options. An election may be revoked by a subsequent change of Beneficiary or an assignment of the Contract unless the assignment provides otherwise. Once elected, an Annuity Option cannot be changed after the first annuity payment is made.



   If an Annuity Option is not elected by the Annuity Date, an annuity will be paid for a certain period of ten years and for as long thereafter as the Annuitant (or joint Annuitant) is alive.



   Annuity payments will be made as a Fixed Annuity or Variable Annuity or a combination. Any Fixed Account Contract Value or Guarantee Period Value is paid as a Fixed Annuity and any Separate Account Contract Value is paid as a Variable Annuity. The allocation between Fixed and Variable Annuities is based on allocation of your Contract Values on the seventh calendar day before the Annuity Date. Allocations will not be changed thereafter, except as permitted in the "Transfers During the Annuity Period" provision of the Contract.


2. Annuity Payments.


   Payments for all Annuity Options are derived from the applicable tables. Current annuity rates will be used if they produce greater payments than those quoted in the Contract. The "Age" in the tables represents the age of the Annuitant on the last birthday before the first annuity payment is due.



   The guaranteed monthly payments are based on an interest rate of 2.5% per year, and where mortality is involved, the "1983 Table a" individual annuity mortality table developed by the Society of Actuaries, projected using Schedule G to the Year 2015. We may also make available Variable Annuity payment options based on assumed rates other than 2.5%.


   The Annuity Option selected must result in a payment that is at least equal to our minimum payment, according to our rules, at the time the Annuity Option is chosen. If at any time the payments are less than our minimum payment, we have the right to increase the period between payments to quarterly, semi-annual or annual so that the payment is at least equal to the minimum payment or to make payment in one lump sum.

   The amount of periodic annuity payments may depend upon:

      .  the Annuity Option selected;

      .  the age and sex of the Annuitant; and

      .  the investment experience of the selected Subaccount(s).


   The age of the Annuitant influences the amount of periodic annuity payments because an older Annuitant is expected to have a shorter life span, resulting in larger payments. The sex of the Annuitant influences the amount of periodic payments because females live longer than males, resulting in smaller payments for females, than males of the same age.


   Annuity payments are made to the Owner or to the person designated in writing by the Owner to receive payment.

3. Annuity Options.

   You may elect one of the following Annuity Options.

Annuity Option 1--Fixed Installment Annuity.


   Option 1 provides that we will make monthly annuity payments for a certain period of 10 years.


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

Annuity Option 2--Life Annuity.


   Option 2 provides that we will make monthly annuity payments over the lifetime of the Annuitant.


Annuity Option 3--Life Annuity with Installments Guaranteed.


   Option 3 provides that we will make monthly annuity payments for a certain period of 10 years and thereafter over the lifetime of the Annuitant.


Annuity Option 4--Joint and Survivor Annuity.


   Option 4 provides that we will pay the full monthly annuity payment/income over the lifetimes of both Annuitants. Upon the death of either Annuitant, we will continue to pay over the lifetime of the surviving Annuitant a percentage of the original monthly annuity payment. The percentage payable after the death of the first Annuitant must be selected at the time the Annuity Option is chosen. The percentages available to the surviving Annuitant are 50%, 66 2/3%, 75% and 100%.



Annuity Option 5--Joint and Survivor Life Annuity with Installments Guaranteed



   Option 5 provides that we will make monthly annuity payments for a certain period of 10 years and thereafter over the lifetime of the Annuitants.



   Other Annuity Options--We may make other Annuity Options available.



   A supplementary agreement will be issued to reflect payments that will be made under an Annuity Option.



   Interest under an Annuity Option will start to accrue on the effective date of the supplementary agreement.


4. Transfers During the Annuity Period.



   During the Annuity Period, you may make the following conversions:

      .  Fixed Annuity payments to Variable Annuity payments;

      .  Variable Annuity payments to Fixed Annuity payments; or

      . have Variable Annuity payments reflect the investment experience of other Subaccounts.


   A transfer may be made from the Fixed Account to a Subaccount, from one Subaccount to another Subaccount or to the Fixed Account, subject to the following limitations.


      . We must receive written notice of a transfer from the Owner in a form satisfactory to us.

      . Transfers to a Subaccount are prohibited during the first year of the Annuity Period, and subsequent transfers are limited to one per year.


      .  You may not have more than three Subaccounts after the transfer.


 . The amount transferred must equal at least $5,000 of Annuity Unit value (for transfers from a Subaccount) or $5,000 of Fixed Account Annuity Value (as defined below) (for transfers from the Fixed Account), and at least $5,000 of Annuity Unit or Fixed Account Annuity Value, as appropriate, must remain in the account from which the transfer is made, unless the transfer will eliminate the account.


      . If we receive notice of transfer to a Subaccount more than seven days before an annuity payment date, the transfer is effective during the Valuation Period after the date we receive the notice.

      . If we receive notice of transfer to a Subaccount seven or less days before an annuity payment date, the transfer is effective during the Valuation Period after the annuity payment date.


      . Transfers to the Fixed Account are available only on an anniversary of the Annuity Date. We must receive notice at least 30 days prior to the anniversary.



   When a transfer is made between Subaccounts, the number of Annuity Units per annuity payment attributable to a Subaccount to which the transfer is made is equal to a. multiplied by b. divided by c. where:



      a. is the number of Annuity Units per annuity payment in the Subaccount from which the transfer is being made;


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


      b. is the Annuity Unit value for the Subaccount from which the transfer is being made; and



      c. is the Annuity Units value for the Subaccount to which the transfer is being made.



   When a transfer is made from the Fixed Account to a Subaccount, the number of Annuity Units per annuity payment attributable to a Subaccount to which transfer is made is equal to a. divided by b. divided by c. where:





      a. is the Fixed Account Annuity value being transferred where the Fixed Account Annuity value equals the present value of the remaining Fixed Annuity payments using the same interest and mortality basis used to calculate the Fixed Annuity payments;



      b. is the Annuity Units value for the Subaccount to which transfer is being made; and

      c. is the present value of $1.00 per payment period using the attained age(s) of the Payee(s) and any remaining payments that may be due at the time of the transfer.

   When a transfer is made from a Subaccount to the Fixed Account, the amount of money allocated to the Fixed Account to which transfer is made is equal to the annuity reserve for the Payee's interest in the Subaccount. The annuity reserve is the product of a. multiplied by b. multiplied by c. where:

      a. is the number, per annuity payment, of Annuity Units representing the Payee's interest in the Subaccount from which transfer is being made;

      b. is the Annuity Units value for the Subaccount from which transfer is being made; and

      c. is the present value of $1.00 per payment period using the attained age(s) of the Payee(s) and any remaining payments that may be due at the time of the transfer.

   Money allocated to the Fixed Account upon such transfers will be applied under the same Annuity Option as originally elected, and all amounts and Annuity Unit values will be determined as of the end of the Valuation Period preceding the effective date of the transfer.

   We reserve the right at any time and without notice to any party to terminate, suspend or modify these transfer privileges.

5. Annuity Unit Value.

   The Annuity Unit value for each Subaccount is determined at the end of a Valuation Period by multiplying the result of a. times b. by c. where:

      a. is the Annuity Unit value for the immediately preceding Valuation
   Period;


      b. is the investment experience factor for the Valuation Period for which the Annuity Unit value is being calculated; and


      c. is the interest factor of .99993235 per calendar day of the subsequent Valuation Period to offset the effect of the assumed rate of 2.5% per year used in the Annuity Option Table. We may also make available Annuity Options based on assumed investment rates other than 2.5%.



6. First Periodic Payment Under a Variable Annuity.

   In a Variable Annuity, the Separate Account Contract Value, at the end of the Valuation Period preceding the Valuation Period that includes the date on which the first annuity payment is due, is first reduced by any applicable:



      .  withdrawal charge,

      .  records maintenance charge, and

      .  any premium taxes that apply.

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

   The remaining value will then be used to determine the first monthly annuity payment which is based on the guaranteed annuity option shown in the Annuity Option Table in your Contract. You may elect any option available.

7. Subsequent Periodic Payments Under a Variable Annuity.

   The dollar amount of subsequent annuity payments may increase or decrease depending on the investment experience of each Subaccount. The number of Annuity Units per annuity payment will remain fixed for each Subaccount unless a transfer is made in which case, the number of Annuity Units per annuity payment will change.

   The number of Annuity Units for each Subaccount is calculated by dividing a. by b. where:

      a. is the amount of the monthly payment that can be attributed to that Subaccount; and

      b. is the Annuity Unit value for that Subaccount at the end of the Valuation Period. The Valuation Period includes the date on which the payment is made.

   After the first annuity payment, subsequent monthly annuity payments are calculated by summing up, for each Subaccount, the product of a. times b. where:

      a. is the number of Annuity Units per annuity payment in each Subaccount; and

      b. is the Annuity Unit value for that Subaccount at the end of the Valuation Period. The Valuation Period includes the date on which the payment is made.

   After the first annuity payment, we guarantee that the dollar amount of each subsequent annuity payment will not be adversely affected by changes in mortality experience or actual expenses from the mortality and expense assumptions on which we based the first payment.

8. Periodic Payments Under a Fixed Annuity.

   In a Fixed Annuity, the Fixed Account Contract Value plus the Accumulated Guarantee Period Values adjusted for any applicable Market Value Adjustment, on the first day preceding the date on which the first annuity payment is due, is first reduced by any withdrawal charge, records maintenance charge and premium taxes that apply. The remaining value will then be used to determine the Fixed Annuity monthly payment in accordance with the Annuity Option selected.

9. Death of Annuitant or Owner.


   If the Annuitant dies, we will automatically continue any unpaid installments for the remainder of the certain period under Annuity Options 1, 3 or 5. If the Owner elects, we will pay a lump sum payment of the present value of the remaining payments in the certain period. The Owner must elect to commute the remaining payments within 60 days of our receipt of due proof of death of the Annuitant or joint Annuitants. The present value of the remaining payments in the certain period will be calculated based on the applicable interest rate.



   For a Fixed Annuity Option the applicable interest rate is the greater of:





      a. the ten year treasury constant maturity plus 3%; and



      b. the rate used to determine the initial payment plus 2%.



   For a Variable Annuity Option the applicable interest rate is the assumed investment rate plus 2%.



   The amount of each payment for purposes of determining the present value of any variable installments will be determined by applying the Annuity Unit value next determined following our receipt of due proof of death.



   If Annuity Option 2 is elected, annuity payments terminate automatically and immediately upon the Annuitant's death without regard to the number or total amount of payments made. Thus, it is possible that only one payment will be received if death occurred prior to the date the second payment was due.


   Under Annuity Option 4, Annuity payments terminate automatically and immediately upon the surviving Annuitant's death without regard to the number or total amount of payments received.

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

   If an Owner, who is not also an Annuitant, dies after the Annuity Date, the following provisions apply:


      . If the Owner was the sole owner, the remaining annuity payments will be payable to the Beneficiary in accordance with the provisions described above. The Beneficiary will become the Owner of the Contract.



      . If the Contract has joint Owners, the annuity payments will be payable to the surviving joint Owner in accordance with the provisions described above. Upon the death of the surviving joint Owner, the Beneficiary becomes the Owner.


10. Protection of Benefits.


   Unless otherwise provided in the supplementary agreement, the Owner may not commute, anticipate, assign, alienate or otherwise hinder the receipt of any annuity payment. Further, the proceeds of the Contract and any payment under an Annuity Option will be exempt from the claim of creditors and from legal process to the extent permitted by law.


11. Age, Gender and Survival.

   We may require satisfactory evidence of the age, gender and the continued survival of any person on whose life the income is based.


   If the Annuitant's age or gender has been misstated, the amount payable under the Contract will be calculated as if those Purchase Payments sent to us had been made at the correct age or gender. Interest not to exceed 6% compounded each year will be charged to any overpayment or credited to any underpayment against future payments we may make under the Contract.


12. Commutable Annuitization Option


   For annuitizations under Fixed or Variable Annuity Options 1, 3 or 5, the Owner may elect a commutable annuitization option. Variable Annuity Option 1 is always commutable. As to other Annuity Options, you may choose to receive a lump sum payment during the certain period. Lump sum payments are available beginning 13 months after the Annuity Date and may be elected once each year.



   If your Contract was issued under a Qualified Plan, you may withdraw all or a portion of the present value of the remaining payments during the certain period. If your Contract was not issued under a Qualified Plan, over the life of the Contract you may withdraw up to 75% of the present value of the remaining payments in the certain period. We apply this limit as follows: each time you withdraw a lump sum payment, we will calculate the percentage that amount represents of the present value of the remaining payments in the certain period; you may not withdraw an additional lump sum payment if the sum of those percentages over the life of the Contract would exceed 75%.



   If you take a partial lump sum payment, the remaining payments during the certain period will be reduced based on the ratio of the amount of the lump sum to the present value of the remaining payments in the certain period prior to the withdrawal. Under Options 3 and 5, if the Annuitant is living after the period certain ends, payments will resume without regard to any lump sum payment made during the certain period.



   In determining the amount of the lump sum payment that is available, the present value of the remaining payments in the certain period will be calculated based on the applicable interest rate.



   For a Fixed Annuity Option, the applicable interest rate is the greater of:



      a. the ten year treasury constant maturity plus 3%; and



      b. the rate used to determine the initial payment plus 2%.



   For a Variable Annuity Option, the applicable interest rate is the assumed interest rate plus 2%.



   The amount of each payment for purposes of determining the present value of any variable installments will be the payment next scheduled after the request for commulation is received.



   Commutability of annuity payments under the GRIB rider is described in "Guaranteed Retirement Income Benefit" above.

                             FEDERAL INCOME TAXES


A. Introduction


   This discussion is not exhaustive and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of the law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

   This discussion does not address state or local tax consequences, nor federal estate or gift tax consequences, associated with buying a Contract. In addition, we make no guarantee regarding any tax treatment--federal, state, or local--of any Contract or of any transaction involving a Contract.


B. Our Tax Status


   We are taxed as a life insurance company and the operations of the Separate Account are treated as a part of our total operations. The Separate Account is not separately taxed as a "regulated investment company." Investment income and capital gains of the Separate Account are not taxed to the extent they are applied under a Contract. We do not anticipate that we will incur federal income tax liability attributable to the income and gains of the Separate Account, and therefore we do not intend to provide for these taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may impose a charge against the Separate Account to provide for these taxes prior to or on the Annuity Date.


C. Taxation of Annuities in General


1. Tax Deferral During Accumulation Period.

   Under the Code, except as described below, increases in the Contract Value of a Non-Qualified Plan Contract are generally not taxable to you or the Annuitant until received as annuity payments or otherwise distributed. However, certain requirements must be satisfied for this general rule to apply, including:

      .  the Contract must be owned by an individual,

      .  Separate Account investments must be "adequately diversified",

      . we, rather than you, must be considered the owner of Separate Account assets for federal tax purposes, and

      . annuity payments must appropriately amortize Purchase Payments and Contract earnings.

   Non-Natural Owner. As a general rule, deferred annuity contracts held by "non-natural persons," such as corporations, trusts or similar entities, are not annuity contracts for federal income tax purposes. The investment income on these contracts is taxed each year as ordinary income received or accrued by the non-natural owner. There are exceptions to this general rule for non-natural owners. Contracts are generally treated as held by a natural person if the nominal owner is a trust or other entity holding the contract as an agent for a natural person. However, this special exception does not apply to an employer who is the nominal owner of a contract under a non-qualified deferred compensation plan for its employees.

   Additional exceptions to this rule include:

      .  contracts acquired by a decedent's estate,

      .  certain Qualified Plan Contracts,

      .  certain contracts used with structured settlement agreements, and

      . certain contracts purchased with a single premium when the annuity starting date is no later than a year from contract purchase and substantially equal periodic payments are made at least annually.

   Diversification Requirements. For a contract to be treated as an annuity for federal income tax purposes, separate account investments must be "adequately diversified". The Treasury Secretary issued regulations prescribing standards for adequately diversifying separate account investments. If the Separate Account failed to comply with these diversification standards, the Contract would not be treated as an annuity contract for federal income tax purposes and the owner would generally be taxed on the difference between the Contract Value and the Purchase Payments.

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

   Although we do not control Fund investments, we expect that each Portfolio of the Funds will comply with these regulations so that each Subaccount of the Separate Account will be considered "adequately diversified."

   Ownership Treatment. In certain circumstances, a variable annuity contract owner may be considered the owner of the assets of the separate account supporting the contract. Then, income and gains from separate account assets are includible in the owner's gross income. The Internal Revenue Service ("IRS"), in published rulings, stated that a variable contract owner will be considered the owner of separate account assets if the owner possesses the ability to exercise investment control over the assets. As of the date of this Prospectus, no comprehensive guidance has been issued by the IRS clarifying the circumstances when such investment control by a variable contract owner would exist. As a result, your right to allocate the Contract Value among the Subaccounts may cause you to be considered the owner of the assets of the Separate Account.

   We do not know what limits may be set forth in any guidance that the IRS may issue, or whether any such limits will apply to existing Contracts. We therefore reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the owner of the Separate Account assets. However, there is no assurance that our efforts would be successful.

   Delayed Annuity Dates. If the Annuity Date occurs (or is scheduled to occur) when the Annuitant is older than age 85, the Contract might not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

   The following discussion assumes that the Contract is treated as an annuity contract for tax purposes and that we are treated as the owner of Separate Account assets.

2. Taxation of Partial and Full Withdrawals.

   Partial or full withdrawals from a Non-Qualified Plan Contract are includible in income to the extent the Contract Value exceeds the "investment in the contract." This amount is referred to as the "income on the contract." Investment in the contract equals the total of Purchase Payments minus amounts previously received from the Contract that were not includible in your income. Credits we make to your Contract in connection with Value Credits, GRIB, or Market Value Adjustments are not part of your investment in your Contract (and thus, for tax purposes, are treated in the same way as investment gains).

   Any assignment or pledge of, or agreement to assign or pledge, Contract Value is treated as a withdrawal. Investment in the contract is increased by the amount includible in income with respect to that assignment or pledge. If you transfer a contract interest, without adequate consideration, to someone other than your spouse (or to a former spouse incident to divorce), you will be taxed on the income on the contract. In this case, the transferee's investment in the contract is increased to reflect the increase in your income.

   The Contract's death benefit may exceed Purchase Payments or Contract Value. As described in this Prospectus, we impose certain charges with respect to the death benefit. It is possible that those charges (or some portion) could be treated as a partial withdrawal.

   If the Policy includes the Guaranteed Retirement Income Benefit Endorsement (the "GRIB Endorsement"), and the Guaranteed Retirement Income Benefit Base is greater than the Contract Value, it is possible that the income on the contract could be a greater amount than would otherwise be the case. This could result in a larger amount being included in your income in connection with a partial withdrawal, assignment, pledge or other transfer. There is also some uncertainty regarding the treatment of the market value adjustment for purposes of determining the income on the contract. This uncertainty could result in the income on the contract being a greater (or lesser) amount.

   There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax adviser should be consulted in those situations.

3. Taxation of Annuity Payments.


   Normally, the portion of each annuity payment taxable as income equals the payment minus the exclusion amount. The exclusion amount for variable annuity payments is the "investment in the contract" allocated to the variable annuity option and adjusted for any certain period or refund feature, divided by the number of payments expected to be made. The exclusion amount for fixed annuity payments is the payment times the ratio of the investment in the contract allocated to the fixed annuity option and adjusted for any certain period or refund feature, to the expected value of the fixed annuity payments.




   Once the total amount of the investment in the contract is excluded using these ratios, annuity payments will be fully taxable. If annuity payments stop because the Annuitant dies before the total amount of the investment in the contract is recovered, the unrecovered amount generally is allowed as a deduction to the Annuitant in the last taxable year.

   With respect to a Contract issued with the GRIB Endorsement, the Annuitant may elect to receive a lump sum payment after the Annuity Date. In the case of a Non-Qualified Plan Contract, we will treat a portion of such a lump sum payment as includible in income, and will determine the taxable portion of subsequent periodic payments by applying an exclusion ratio to the periodic payments. However, the federal income tax treatment of such a lump sum payment, and of the periodic payments made thereafter, is uncertain. It is possible the IRS could take a position that greater amounts are includible in income than we currently believe is the case. Prior to electing a lump sum payment after the Annuity Date, you should consult a tax adviser about the tax implications of making such an election.

4. Taxation of Death Benefits.

   Amounts may be distributed upon your or the Annuitant's death. Before the Annuity Date, death benefits are includible in income and:

      .  if distributed in a lump sum are taxed like a full withdrawal, or

      . if distributed under an annuity option are taxed like annuity payments.

   After the Annuity Date, where a guaranteed period exists and the Annuitant dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in income and:

      . if received in a lump sum are includible in income to the extent they exceed the unrecovered investment in the contract, or

      . if distributed in accordance with the selected annuity option are fully excludable from income until the remaining investment in the contract is deemed to be recovered.

   Thereafter, all annuity payments are fully includible in income.

5. Penalty Tax on Premature Distributions.

   A 10% penalty tax applies to a taxable payment from a Non-Qualified Plan Contract unless:

      .  received on or after you reach age 59 1/2,

      .  attributable to your disability,

      . made to a Beneficiary after your death or, for non-natural Owners, after the primary Annuitant's death,

      . made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and a designated Beneficiary (within the meaning of the tax law),

      . made under a Contract purchased with a single premium when the annuity starting date is no later than a year from Contract purchase and substantially equal periodic payments are made at least annually, or

      . made with annuities used with certain structured settlement agreements.

6. Aggregation of Contracts.

   The taxable amount of an annuity payment or withdrawal from a Non-Qualified Plan Contract may be determined by combining some or all of the Non-Qualified Plan Contracts owned by an individual. For example, if a person purchases a Contract and also purchases an immediate annuity at approximately the same time, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same company (or its affiliates) during any calendar year, these contracts are treated as one contract. The effects of this aggregation are not always clear. However, it could affect the taxable amount of an annuity payment or withdrawal and the amount which might be subject to the 10% penalty tax.

7. Loss of Interest Deduction Where Contracts are Held by or for the Benefit of Certain Non-Natural Persons.

   For Contracts issued after June 8, 1997 to a non-natural owner, all or some portion of otherwise deductible interest may not be deductible by the owner. However, this interest deduction disallowance does not affect Contracts where the Owner is taxable each year on the investment income under the Contract. Entities considering purchasing the Contract, or entities that will be beneficiaries under a Contract, should consult a tax adviser.


D. Qualified Plans


   The Contracts are also available for use as Qualified Plan Contracts. Numerous special tax rules apply to the participants in Qualified Plans and to Qualified Plan Contracts. We make no attempt in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. Persons intending to use the Contract in connection with qualified plans should consult a tax adviser.

   The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan. For example, for both withdrawals and annuity payments under certain Qualified Plan Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Also, loans from Qualified Plan Contracts, where allowed, are subject to a variety of limitations, including restrictions on the amount that may be borrowed, the duration of the loan, the number of allowable loans and the manner in which the loan must be repaid. (Owners should always consult their tax advisers and retirement plan fiduciaries prior to exercising their loan privileges.) Both the amount of the contribution that may be made, and the tax deduction or exclusion that the Owner may claim for such contribution, are limited under Qualified Plans. If this Contract is used with a Qualified Plan, the Owner and Annuitant generally are the same individual. The Owner may also designate a Joint Annuitant who becomes the Annuitant if the Annuitant dies prior to the Annuity Date. However, a Joint Annuitant may not be elected under a Qualified Plan. If a Joint Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a Joint Annuitant is named who is not the Annuitant's spouse, the annuity options which are available may be limited, depending on the difference in their ages. Furthermore, the length of any Guarantee Period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code.

   Qualified Plan Contracts are subject to special rules specifying the time at which distributions must begin and the amount that must be distributed each year. In the case of Individual Retirement Annuities ("IRAs"), distributions of minimum amounts must generally begin by April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2. An excise tax is imposed for failure to comply with the minimum distribution requirements. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan.

   If you purchase a Qualified Plan Contract with a GRIB Endorsement and elect to receive a lump sum payment of a portion of the annuity income payments, it is possible that the remaining annuity income payments will not satisfy the minimum distribution requirements. You should consult a tax adviser about the implications under the minimum distribution requirements of taking a lump sum payment under the GRIB Endorsement.

   A 10% penalty tax may apply to the taxable amount of payments from Qualified Plan Contracts. For Individual Retirement Annuities, the penalty tax does not apply, for example, to a payment:

      .  received after you reach age 55 and have separated from service,

      .  received after you reach age 59 1/2,

      .  received after your death or because of your disability, or

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

      . made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your designated Beneficiary.

   In addition, the penalty tax does not apply to certain distributions used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these exceptions. If you wish to take a distribution for these purposes you should consult your tax adviser. Other exceptions may apply.

   Qualified Plan Contracts are amended to conform to plan requirements. However, you, are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, we are not bound by terms and conditions of qualified plans if they are inconsistent with the Contract.

1. Qualified Plan Types.

   We may issue Contracts for the following types of Qualified Plans.

   Individual Retirement Annuities. The Code permits eligible individuals to contribute to an IRA. IRAs limit the amounts contributed, the persons eligible and the time when distributions start. Also, subject to direct rollover and mandatory withholding requirements, distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. The Contract may not fund an "Education IRA."

   IRAs generally may not provide life insurance coverage, but they may provide a death benefit that equals the greater of the premiums paid or the account value. The Contract provides a death benefit that in some circumstances may exceed the greater of the purchase payments and the account value. It is possible that the Contract's death benefit could be viewed as providing life insurance with the result that the Contract would not qualify as an IRA.

   Simplified Employee Pensions (SEP IRAs). The Code allows employers to establish simplified employee pension plans, using the employees' IRAs. Under these plans the employer may make limited deductible contributions on behalf of the employees to IRAs. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser. As discussed above (see "Individual Retirement Annuities"), there is some uncertainty regarding the characterization of the Contract's death benefit for purposes of the rules governing IRAs, and thus as to whether the Contract will qualify as a SEP IRA.

   SIMPLE IRAs. The Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. As discussed above (see "Individual Retirement Annuities"), there is some uncertainty regarding the characterization of the Contract's death benefit for purposes of the rules governing IRAs, and thus as to whether the Contract will qualify as a SIMPLE IRA. Employers and employees intending to use the Contract in connection with such plans should consult a tax adviser.

   Roth IRAs. The Code permits contributions to an IRA known as a "Roth IRA." Roth IRAs differ from other IRAs in certain other respects including:

      .  Roth IRA contributions are never deductible,

      .  "qualified distributions" from a Roth IRA are excludable from income,

      .  mandatory distribution rules do not apply before death,

      . a rollover to a Roth IRA must be a "qualified rollover contribution," under the Code,

      .  special eligibility requirements apply, and

      . contributions to a Roth IRA can be made after the Owner has reached age 70 1/2.

   All or part of an IRA may be converted into a Roth IRA without taking an actual distribution. An individual may convert by notifying the IRA issuer or trustee. You must be eligible for a qualified rollover contribution to convert an IRA to a Roth IRA. A conversion typically results in the inclusion of some or all of the IRA value in gross income, except that the 10% penalty tax does not apply on the conversion. Persons with adjusted gross incomes in excess of $100,000 or who are married and file a separate return are not eligible to make a qualified rollover contribution or a transfer in a taxable year from a non-Roth IRA to a Roth IRA.

   Any "qualified distribution," as defined in Section 408A, from a Roth IRA is excludible from gross income. A qualified distribution includes a distribution made after you reach age 59 1/2, after your death, because of your disability, or made to a first-time homebuyer.

   As discussed above (see "Individual Retirement Annuities"), there is some uncertainty regarding the characterization of the Contract's death benefit for purposes of the rules governing IRAs, and thus as to whether the Contract will qualify as a Roth IRA.

   Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit-Sharing Plans. The Code permits corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contracts in order to provide benefits under the plans. The Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that such a death benefit could be characterized as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in current taxable income to participants. Employers intending to use the Contract in connection with such plans should seek competent advice.

   Tax-Sheltered Annuities. Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from taxable gross income. These annuity contracts are commonly referred to as "tax-sheltered annuities." If you purchase a Contract for such purposes, you should seek competent advice regarding eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the Contracts. In particular, you should consider that the Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that such death benefit could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental benefits that may be provided under a tax-sheltered annuity.

   Tax-sheltered annuity contracts must contain restrictions on withdrawals of

      . contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988,

      .  earnings on those contributions, and

      . earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988.

   These amounts can be paid only if you have reached age 59 1/2, separated from service, died, or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals generally do not apply to the extent you direct us to transfer some or all of the Contract Value to the issuer of another tax-sheltered annuity or into a Section 403(b)(7) custodial account.)

   Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations. The Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. Those who intend to use the Contracts in connection with such plans should seek competent advice.

2. Direct Rollovers.

   If the Contract is used in connection with a retirement plan that is qualified under sections 401(a), 403(a), or 403(b) of the Code, any "eligible rollover distribution" from the Contract will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from such a qualified retirement plan, excluding certain amounts such as

      . minimum distributions required under section 401(a)(9) of the Code, and

      . certain distributions for life, life expectancy, or for ten years or more which are part of a "series of substantially equal periodic payments."

   Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain Qualified Plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.


E. Federal Income Tax Withholding




   We withhold and send to the U.S. Government a part of the taxable portion of each distribution unless the payee notifies us before distribution of an available election not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates for the taxable portion of periodic annuity payments are the same as the withholding rates for wage payments. In addition, the withholding rate for the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs) is 10%. The withholding rate for eligible rollover distributions is 20%.

                           DISTRIBUTION OF CONTRACTS

   The Contracts are sold by licensed insurance agents in those states where the Contract may be lawfully sold. The agents are also registered representatives of registered broker-dealers who are members of the National Association of Securities Dealers, Inc. Sales commissions may vary, but are not expected to exceed 6.25% of Purchase Payments. In addition to commissions, we may pay additional promotional incentives, in the form of cash or other compensation, to selling broker-dealers. These incentives may be offered to certain licensed broker-dealers that sell or are expected to sell certain minimum amounts during specified time periods. The Contracts are distributed through the principal underwriter for the Separate Account:

                      Investors Brokerage Services, Inc.

                             1600 McConnor Parkway


                             Schaumburg, Illinois 60196


   IBS is our wholly-owned subsidiary. IBS enters into selling group agreements with affiliated and unaffiliated broker-dealers. All of the investment options are not available to all Owners. The investment options are available only under Contracts that are sold or serviced by broker-dealers having a selling group agreement with IBS authorizing the sale of Contracts with the investment options specified in this Prospectus. Other distributors may sell and service contracts with different investment options.

                                 VOTING RIGHTS

   Proxy materials in connection with any Fund shareholder meeting are delivered to each Owner with Subaccount interests invested in the Fund as of the record date. Proxy materials include a voting instruction form. We vote all Fund shares proportionately in accordance with instructions received from Owners. We will also vote any Fund shares attributed to amounts we have accumulated in the Subaccounts in the same proportion that Owners vote. A Fund is not required to hold annual shareholders' meetings. Funds hold special meetings as required or deemed desirable for such purposes as electing trustees, changing fundamental policies or approving an investment advisory agreement.

   Owners have voting rights in a Portfolio based upon the Owner's proportionate interest in the corresponding Subaccount as measured by units. During the Annuity Period, voting rights decrease as Annuity Units decrease.

                   REPORTS TO CONTRACT OWNERS AND INQUIRIES
   After each calendar quarter, we send you a statement showing Purchase Payments received, amounts credited to each Subaccount, the Guarantee Periods and to the Fixed Account Option, investment experience, and charges made since the last report, as well as any other information required by statute. In addition, you receive written confirmation of financial transactions and credits when received. We will also send a current statement upon your request. We also send you annual and semi-annual reports for the Portfolios that correspond to the Subaccounts in which you invest and a list of the securities held by that Portfolio.


   You may direct inquiries to the selling agent or may call 1-800-621-5001 or write to Kemper Investors Life Insurance Company, Customer Service, 1600 McConnor Parkway, Schaumburg, Illinois 60196.


                                    EXPERTS


   The consolidated balance sheets of KILICO as of December 31, 2000 and 1999 and the related consolidated statements of operations, comprehensive income, stockholder's equity, and cash flows for the years ended December 31, 2000, 1999 and 1998 have been included herein and in the Registration Statement in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                                 LEGAL MATTERS

   Legal matters with respect to our organization, our authority to issue annuity contracts and the validity of the Contract have been passed upon by Frank Julian, Senior Vice President and Associate General Counsel. Jorden Burt LLP, Washington, D.C., has advised us on certain legal matters concerning federal securities laws applicable to the issue and sale of the Contracts.

                            SPECIAL CONSIDERATIONS

   We reserve the right to amend the Contract to meet the requirements of federal or state laws or regulations. We will notify you in writing of these amendments.

   Your rights under a Contract may be assigned as provided by law. An assignment will not be binding upon us until we receive a written copy of the assignment. You are solely responsible for the validity or effect of any assignment. You, therefore, should consult a qualified tax adviser regarding the tax consequences, as an assignment may be a taxable event.

                             AVAILABLE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the SEC. These reports and other information can be inspected and copied at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. and 500 West Madison, Suite 1400, Northwestern Atrium Center, Chicago, Illinois. Copies also can be obtained from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

   We have filed registration statements (the "Registration Statements") relating to the Contracts with the SEC under the Securities Act of 1933. This Prospectus has been filed as part of the Registration Statements and does not contain all of the information set forth in the Registration Statements. These Registration Statements contain further information about us and the Contracts. The Registration Statements may be inspected and copied, and copies can be obtained at prescribed rates, as mentioned above.

                                   BUSINESS

Corporate structure

   KILICO was founded in 1947 and is incorporated under the insurance laws of the State of Illinois and is licensed in the District of Columbia and all states except New York. KILICO and its subsidiaries (collectively, "KILICO", "the Company", "we", "our" or "us") is a wholly-owned subsidiary of Kemper Corporation ("Kemper"), a non-operating holding company. Kemper is a wholly-owned subsidiary of Zurich Group Holding ("ZGH" or "Zurich"), a Swiss holding company, formerly known as Zurich Financial Services. ZGH is wholly-owned by Zurich Financial Services ("ZFS"), a new Swiss holding company. ZFS was formerly Zurich Allied AG, which was merged with Allied Zurich p.l.c. in October 2000.

Strategic initiatives

   Our management, operations and strategic directions are integrated with those of several other Kemper subsidiaries:

      .  Federal Kemper Life Assurance Company ("FKLA")

      .  Zurich Life Insurance Company of America ("ZLICA"), and

      .  Zurich Direct, Inc. ("ZD")

   This integration streamlines management, controls costs, improves profitability, increases operating efficiencies and productivity, and helps to expand the companies' distribution capabilities. Headquartered in Schaumburg, Illinois, FKLA markets term and interest-sensitive life insurance, as well as certain annuity products, including non-surrenderable funding agreements, primarily through brokerage general agents and other independent distributors. ZLICA primarily markets term life insurance products primarily through ZD. ZD is an affiliated direct marketing life insurance agency currently marketing basic, low-cost term life insurance through various marketing media.

   Over the last several years, we have increased the competitiveness of our variable annuity products by adding multiple variable subaccount investment options and investment managers to existing variable annuity products. In 1997, we introduced a non-registered individual and group variable business-owned life insurance contract ("BOLI") and a series of individual variable life insurance contracts. In 1998, we introduced a new registered individual variable annuity product with 37 variable subaccount investment options and various investment managers.

   In 2000, several new products were introduced. We introduced a registered individual and group variable annuity, a registered flexible premium variable universal life product, and an individual and group fixed annuity.

   In 2000, as part of our plan to sharpen our focus on the group retirement market, we purchased PMG Securities Corporation, PMG Asset Management, Inc., PMG Marketing, Inc., and PMG Life Agency, Inc. (collectively "PMG"), for $5.5 million. PMG is a well-respected broker-dealer in the eastern part of the country. We own 100% of the stock of PMG.

   Also in 2000, we transferred $63.3 million in fixed maturities and cash to fund the operations of our newly formed subsidiary, Zurich Life Insurance Company of New York ("ZKLICONY"). ZKLICONY received its insurance license from the state of New York in January 2001 and expects to begin writing business in the second quarter of 2001.

Narrative description of business

   We offer both individual fixed-rate (general account) and individual and group variable (separate account) annuity contracts, as well as individual and group term life, universal life and individual and group variable (separate account) life insurance products through various distribution channels. We offer investment-oriented products, guaranteed returns or a combination of both, to help policyholders meet multiple insurance and financial objectives. Financial institutions, securities brokerage firms, insurance agents and financial planners are important distribution channels for our products. Our sales mainly consist of deposits received on certain long duration fixed and variable annuities and variable life insurance contracts.

   Our fixed and variable annuities generally have surrender charges that are a specified percentage of policy values and decline as the policy ages. General account annuity and interest-sensitive life policies are guaranteed to accumulate at specified interest rates but allow for periodic crediting rate changes.

   Over the last several years, in part reflecting the current interest rate environment, we have increased our emphasis on marketing our existing and new separate account products. Unlike the fixed-rate annuity business where we manage spread revenue, such variable products pose minimal investment risk for us, as policyholders direct their premium to one or more subaccounts that invest in underlying investment funds that invest in stocks and bonds. We, in turn, receive administrative fee revenue on such variable products, which compensates us for providing death benefits potentially in excess of cash surrender values. In addition, on variable life insurance contracts, cost of insurance charges compensate us for providing death benefit coverage substantially in excess of surrender values.

   As a result of this strategy, our separate account assets and related sales of our variable annuity products have increased over the last couple of years. Our separate account assets and sales were as follows (in millions):

                                    December 31,
                             ---------------------------
                               2000      1999     1998
                             --------- -------- --------
Separate account assets..... $11,179.6 $9,778.1 $7,099.2
                             ========= ======== ========

                               Year Ended December 31,
                             ---------------------------
                               2000      1999     1998
                             --------- -------- --------
Variable annuity sales (1).. $ 1,160.5 $  758.6 $  393.1
Variable life sales.........     856.1  1,661.1  1,523.0
                             --------- -------- --------
Total separate account sales $ 2,016.6 $2,419.7 $1,916.1
                             ========= ======== ========

--------
(1)Includes the fixed account option of the variable contracts totaling $339.6 million, $289.7 million and $92.7 million in 2000, 1999 and 1998, respectively. The fixed account option is primarily used for dollar cost averaging into the separate account investment options. This allows contractholders the option to allocate amounts to the fixed account option and authorize pro-rated amounts to be automatically transferred into the separate account investment options over a specified period of time in order to reduce the effects of significant market fluctuations.

   In 2000, several new products were introduced. Zurich Preferred, a registered individual and group variable and market value adjusted deferred annuity, offers investors 27 different variable subaccount investment options with various investment managers. Zurich Lifeinvestor, a registered flexible premium variable universal life product, permits policyholders to allocate premiums among 31 different subaccount investment options with various investment managers. We also introduced a new individual and group fixed annuity, Zurich Classic.

   During mid-1998, we introduced DESTINATIONS/SM/, a registered individual and group variable, fixed and market value adjusted deferred annuity product. DESTINATIONS/SM/ currently offers 37 variable subaccount investment options with various investment managers, ten guarantee periods, a fixed account option, dollar cost averaging and a guaranteed retirement income benefit option.

   During mid-1997, we introduced variable BOLI, a group variable life insurance contract that is primarily marketed to banks and other large corporate entities. Also in 1997, we issued a series of non-registered variable individual universal life insurance contracts that are marketed primarily to high net worth individuals. Significant fluctuations in our sales of the variable life products are due mainly to the nature of the BOLI product--high dollar volume per sale, low frequency of sales--and any potential changes to BOLI's tax advantaged status as proposed in the release of the Federal government's fiscal budgets.

   Investors Brokerage Services, Inc., ("IBS"), our wholly-owned subsidiary, and our affiliated broker-dealer, BFP Securities, LLC, are the principal underwriters of our registered variable annuity and variable life products. BFP Securities, LLC, is also the primary distributor of our BOLI and high net worth products.

   Current crediting rates, a conservative investment strategy, the interest rate environment and the equity markets have impacted our fixed annuity sales over the last several years. Our fixed annuity sales were as follows (in millions):

                    Year Ended December 31,
                    -----------------------
                      2000    1999    1998
                     ------   -----  -----
Fixed annuity sales $168.6   $96.3   $89.3
                     ======   =====  =====

   KILICO's fixed annuity sales increased $72.3 million in 2000, compared with 1999. This increase is primarily a result of investors seeking a more stable return on their investments during a time of market volatility.

NAIC ratios

   The National Association of Insurance Commissioners (the "NAIC") annually calculates certain statutory financial ratios for most insurance companies in the United States. These calculations are known as the Insurance Regulatory Information System ("IRIS") ratios. Currently, twelve IRIS ratios are calculated. The primary purpose of the ratios is to provide an "early warning" of any negative developments. The NAIC reports a company's ratios to state regulators who may then contact the company if three or more ratios fall outside the NAIC's "usual ranges".

   Based on statutory financial data as of December 31, 2000, we had three ratios outside the usual ranges; the change in premium ratio, the change in product mix ratio and the change in reserving ratio. The results for the change in the premium ratio and the change in the product mix ratio reflect the following items:

      . Recapture of term life insurance business assumed from FKLA (discussed below in Reserves and reinsurance)

      . Assumption of $100.0 million of funding agreement business from FKLA (discussed below in Reserves and reinsurance)

      .  Increased sales of the DESTINATIONS/SM/ product, and

      .  Decreased BOLI sales

   The result for the change in the reserving ratio is primarily caused by the recapture of the term business assumed from FKLA and the increase in individual variable universal life renewal premiums in 2000, compared to 1999. Other than certain states requesting quarterly financial reporting and/or explanations of the underlying causes for certain ratios, no state regulators have taken any action due to our IRIS ratios for 2000 or earlier years.

Risk-based capital, asset adequacy and codification

   Under Illinois' asset adequacy and risk-based capital rules, state regulators may mandate remedial action for inadequately reserved or inadequately capitalized companies. The asset adequacy rules are designed to assure that assets supporting reserves are adequate to cover liabilities under a variety of economic scenarios. The focus of risk-based capital rules is a risk-based formula that applies prescribed factors to various risk elements in an insurer's business and investments to develop a minimum capital requirement designed to be proportional to the amount of risk assumed by the insurer. We have capital levels substantially exceeding any that would mandate action under the risk-based capital rules and are in compliance with applicable asset adequacy rules.

   In 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification") guidance, which replaces the Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting as of January 1, 2001. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas. The Illinois Insurance Department has adopted the Codification guidance, effective January 1, 2001. Our statutory surplus will be positively impacted upon adoption as a result of the net effect of recording a deferred tax asset, of non-admitting non-operating system software and of non-admitting net affiliated receivables and other changes caused by the Codification.

Reserves and reinsurance

   The following table provides a breakdown of our reserves for future policy benefits by product type (in millions):

                                            December 31, December 31,
                                                2000         1999
                                            ------------ ------------
General account annuities..................    $2,635       $2,729
Interest-sensitive life insurance and other       643          671
Term life reserves.........................        --            9
Ceded future policy benefits...............       310          310
                                               ------       ------
       Total...............................    $3,588       $3,719
                                               ======       ======

   Ceded future policy benefits shown above reflect coinsurance (indemnity reinsurance) transactions where we insured liabilities of approximately $516 million in 1992 and $416 million in 1991 with an affiliate, Fidelity Life Association, A Mutual Legal Reserve Company ("FLA"). FLA shares directors, management, operations and employees with FKLA pursuant to an administrative and management services agreement. FLA issues policies not issued by FKLA or KILICO as well as other policies similar to certain FKLA policies. At December 31, 2000 and 1999, our reinsurance reserve credit from FLA relating to these coinsurance transactions totaled approximately $262.1 million and $309.7 million, respectively. Utilizing FKLA's employees, we are the servicing company for this coinsured business and we are reimbursed by FLA for the related servicing expenses.

   In 1996, we assumed, on a yearly renewable term basis, approximately $14.4 billion (face amount) of term life insurance from FKLA. Effective September 30, 2000, this reinsurance agreement with FKLA was terminated. Upon termination, we returned $7.7 million of premiums to FKLA, representing consideration for the recaptured reserves. Due to the difference in the generally accepted accounting principles basis and the statutory accounting basis of the reserves related to this recaptured business, we recorded a deemed dividend distribution to Kemper of $16.3 million. (See the note captioned "Reinsurance" in the Notes to Consolidated Financial Statements.)

   In the fourth quarter of 2000, we assumed from FKLA $100.0 million in premium deposits related to a Funding Agreement. Funding Agreements are insurance contracts similar to structured settlements, immediate annuities and guaranteed investment contracts ("GICs"). The contracts qualify as insurance under state laws and are sold as non-surrenderable immediate annuities to trusts established by a securities firm. The securities firm sold interests in these trusts to institutional investors. This Funding Agreement had a variable rate of interest, is an obligation of our general account and is recorded as future policy benefits. (See the note captioned "Reinsurance" in the Notes to Consolidated Financial Statements.)

   We are party to a funds withheld reinsurance agreement with a Zurich affiliated company, Zurich Insurance Company, Bermuda Branch ("ZICBB"). Under the original terms of this agreement, we ceded, on a yearly renewable term basis, 90 percent of the net amount at risk (death benefit payable to the insured less the insured's separate account cash surrender value) related to BOLI, which is held in our separate accounts. As consideration for this reinsurance coverage, we cede separate account fees (cost of insurance charges) to ZICBB and retain a portion of such funds under the terms of the reinsurance agreement in a funds withheld account, which is included as a component of benefits and funds payable in the accompanying consolidated balance sheets. During 1998, we modified the reinsurance agreement to increase the reinsurance from 90 percent to 100 percent.

   The following table contains amounts related to the BOLI funds withheld reinsurance agreement (in millions):

        Business Owned Life Insurance (BOLI)
        (in millions)

                                   Year Ended December 31,
                                ----------------------------
                                  2000      1999      1998
                                --------  --------  --------
Face amount in force........... $ 85,358  $ 82,021  $ 66,186
                                ========  ========  ========
Net amount at risk ceded....... $(78,169) $(75,979) $(62,160)
                                ========  ========  ========
Cost of insurance charges ceded $  173.8  $  166.4  $  175.5
                                ========  ========  ========
Funds withheld account......... $  228.8  $  263.4  $  170.9
                                ========  ========  ========

   We have a funds withheld account ("FWA") supporting reserve credits on reinsurance ceded on the BOLI product. Amendments to the reinsurance contracts during 1998 changed the methodology used to determine increases to the FWA. A substantial portion of the FWA was marked-to-market based predominantly upon the total return of the Government Bond Division of the KILICO Variable Series I Separate Account. During 1998, we recorded a $2.5 million increase to the FWA related to this mark-to-market. In November 1998, to properly match revenue and expenses, we had also placed assets supporting the FWA in a segmented portion of the General Account. This portfolio was classified as "trading" under Statement of Financial Accounting Standards No. 115 ("FAS 115") at December 31, 1998 and through November 30, 1999. FAS 115 mandates that assets held in a trading account be valued at fair value, with changes in fair value flowing through the income statement as realized capital gains and losses. During 1998, we recorded a realized capital gain of $2.8 million upon transfer of these assets from "available for sale" to the trading portfolio as required by FAS
115. In addition, we recorded realized capital losses of $7.3 million and $0.2 million related to the changes in fair value of this portfolio during 1999 and 1998, respectively.

   Due to a change in the reinsurance strategy related to the BOLI product, effective December 1, 1999, we no longer marked-to-market a portion of the FWA liability and therefore no longer designated the related portion of assets as "trading". As a result, changes in fair value to the FWA and the assets supporting the FWA no longer flow through our operating results.

Competition

   We are in a highly competitive business. We compete with a large number of other stock and mutual life insurance companies, many of which are larger financially, although none is truly dominant in the industry. KILICO, with its emphasis on annuity products, also competes for savings dollars with securities brokerage and investment advisory firms as well as other institutions that manage assets, produce financial products or market other types of investment products.

   Our principal methods of competition continue to be innovative products, often designed for selected distribution channels and economic conditions, as well as appropriate product pricing, careful underwriting, expense control and the quality of services provided to policyholders and agents.

   To address our competition, we have adopted certain business strategies. These include:

      .  customer segmentation and focus

      . continued focus on existing and new variable and fixed annuities and variable life insurance products

      .  distribution through diversified channels

      .  systematic review of investment risk and our capital position, and

      . ongoing efforts to continue as a low-cost provider of insurance products and high-quality services to agents and policyholders through the use of technology

Employees

   At December 31, 2000, we used the services of approximately 1,152 employees of FKLA, which are also shared with FLA and ZLICA. KILICO, FKLA, FLA and ZLICA collectively operate under the trade name Zurich Life.

Regulation

   We are generally subject to regulation and supervision by the insurance departments of Illinois and other jurisdictions where we are licensed to do business. These departments enforce laws and regulations designed to assure that insurance companies maintain adequate capital and surplus, manage investments according to prescribed character, standards and limitations and comply with a variety of operational standards. The departments also make periodic examinations of individual companies and review annual and other reports on the financial condition of each company operating within their respective jurisdictions. Regulations, which often vary from state to state, cover most aspects of the life insurance business, including market practices, policy forms and accounting and financial reporting procedures.

   Insurance holding company laws enacted in many states grant additional powers to state insurance commissioners to regulate acquisition of and by domestic insurance companies, to require periodic disclosure of relevant information and to regulate certain transactions with related companies. These laws also impose prior approval requirements for certain transactions with affiliates and generally regulate dividend distributions by an insurance subsidiary to its holding company parent.

   In addition, certain of our variable life insurance and variable annuity products, and the related separate accounts, are subject to regulation by the Securities and Exchange Commission (the "SEC").

   We believe we are in compliance in all material respects with all applicable regulations.

Investments

   A changing marketplace has affected the life insurance industry. To accommodate customers' increased preference for safety over higher yields, we have systematically reduced our investment risk and strengthened our capital position.

   Our cash flow is carefully monitored and our investment program is regularly and systematically planned to provide funds to meet all obligations and to optimize investment return. For investment securities, portfolio management is handled by an affiliated company, Zurich Scudder Investments, Inc. ("ZSI"), formerly Scudder Kemper Investments, Inc., and its subsidiaries and affiliates. Our real estate-related investments are handled by a majority-owned Kemper real estate subsidiary. Investment policy is directed by our board of directors. Our investment strategies take into account the nature of each annuity and life insurance product, the respective crediting rates and the estimated future policy benefit maturities.

Forward-looking statements

   All statements, trend analyses and other information contained in this Prospectus and elsewhere (such as in other filings by KILICO with the SEC, press releases, presentations by KILICO or its management or oral statements) about markets for our products and trends in our operations or financial results, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results to be materially different from those contemplated by the forward-looking statements. These factors include, among other things:

      (i) general economic conditions and other factors, including prevailing interest rate levels and stock market performance, which may affect the ability of KILICO to sell its products, the market value of our investments and the lapse rate and profitability of our contracts

      (ii) our ability to achieve anticipated levels of operational efficiencies through certain cost-saving initiatives

      (iii) customer response to new products, distribution channels and marketing initiatives

      (iv) mortality, morbidity, and other factors which may affect the profitability of our insurance products

      (v) changes in the federal income tax laws and regulations which may affect the relative tax advantages of some of our products

      (vi) increasing competition which could affect the sale of our products

      (vii) regulatory changes or actions, including those relating to regulation of financial services affecting (among other things) bank sales and underwriting of insurance products, regulations of the sale and underwriting and pricing of insurance products, and

      (viii) the risk factors or uncertainties listed from time to time in our other filings with the SEC

                                  PROPERTIES

   We share 91,279 sq. ft. of office space leased by FKLA from Lumbermens Mutual Casualty Company, a former affiliate, ("Lumbermens"), located in Long Grove, Illinois. We also share 98,066 sq. ft. of office space leased by FKLA and ZLICA from Zurich American Insurance Company, an affiliate, located in Schaumburg, Illinois.

                               LEGAL PROCEEDINGS

   KILICO has been named as defendant in certain lawsuits incidental to our insurance business. Based upon the advice of legal counsel, our management believes that the resolution of these various lawsuits will not result in any material adverse effect on our consolidated financial position.

                            SELECTED FINANCIAL DATA

   The following table sets forth selected financial information for KILICO for the five years ended December 31, 2000. Such information should be read in conjunction with KILICO's consolidated financial statements and notes thereto included in this Prospectus. All amounts are shown in millions.

                                           December 31, December 31, December 31, December 31, December 31,
                                               2000         1999         1998         1997         1996
                                           ------------ ------------ ------------ ------------ ------------
Total revenue.............................  $   360.9    $   363.4    $   419.7    $   425.5     $  356.2
                                            =========    =========    =========    =========     ========
Net income excluding realized investment
  results.................................  $    53.7    $    51.1    $    31.4    $    31.9     $   25.6
                                            =========    =========    =========    =========     ========
Net income................................  $    48.3    $    44.9    $    65.1    $    38.7     $   34.4
                                            =========    =========    =========    =========     ========
Financial summary.........................
Total separate account assets.............  $11,179.6    $ 9,778.1    $ 7,099.2    $ 5,122.0     $2,127.2
                                            =========    =========    =========    =========     ========
Total assets..............................  $16,006.6    $14,655.7    $12,239.7    $10,589.7     $7,717.9
                                            =========    =========    =========    =========     ========
Future policy benefits, net of reinsurance  $ 3,278.0    $ 3,409.1    $ 3,561.6    $ 3,856.9     $4,256.5
                                            =========    =========    =========    =========     ========
Stockholder's equity......................  $   730.1    $   630.0    $   853.9    $   865.6     $  751.0
                                            =========    =========    =========    =========     ========

             SUPPLEMENT TO MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                   INCLUDING SIX MONTHS ENDED JUNE 30, 2001

   The following discussion supplements the Management's Discussion and Analysis appearing on page [ ] of this Prospectus.

RESULTS OF OPERATIONS

   We recorded net income of $13.5 million in the first six months of 2001, compared with net income of $20.5 for the first six months of 2000.

   The following table reflects the components of net income:

        Net income:
        (in millions)

                                                                 Six Months
                                                                    Ended
                                                                   June 30
                                                                ------------
                                                                2001   2000
                                                                -----  -----
   Operating earnings before amortization of goodwill and other intangibles............................................... $13.9  $28.5
   Amortization of goodwill and other intangibles..............  (7.0)  (6.5)
   Net realized capital gains (losses).........................   6.6   (1.5)
                                                                -----  -----
          Net income........................................... $13.5  $20.5
                                                                =====  =====

   The following table reflects the major components of net realized capital gains and losses included in net income.

        Net realized capital gains (losses)
        (in millions)

                                           Six Months
                                             Ended
                                            June 30
                                          -----------
                                          2001  2000
                                          ----- -----
Fixed maturities......................... $10.1 $(4.0)
Equity securities........................    --    .1
Real estate-related investments and other    .1   1.6
                                          ----- -----
Realized investment gains (losses).......  10.2  (2.3)
Income tax expense (benefit).............   3.6   (.8)
                                          ----- -----
Net realized capital gains (losses)...... $ 6.6 $(1.5)
                                          ===== =====


   Operating earnings before amortization of goodwill decreased to $13.9 million in the first six months of 2001, compared with $28.5 million in the first six months of 2000. This decrease was primarily due to:

      . a decrease in spread revenue (net investment income less interest credited to policyholders)

      .  a decrease in premium income

      .  a decrease in separate account fees

      . an increase in commissions and operating expenses, net of the deferral of insurance acquisition costs, and

      . an increase in the amortization of deferred insurance acquisition costs and value of business acquired, offset by

      .  an increase in other income

      .  a decrease in income tax expense, and

      .  a decrease in taxes, licenses and fees.

   The following table reflects our sales:

        Sales and reinsurance assumed
        (in millions)

                                                            Six Months Ended
                                                                 June 30
                                                            -----------------
                                                              2001     2000
                                                            -------- --------
Annuities:
   Variable................................................ $1,009.3 $  574.6
   Fixed...................................................     67.9     59.8
                                                            -------- --------
       Total annuities.....................................  1,077.2    634.4
                                                            -------- --------
Life insurance:
   Separate account business-owned life insurance ("BOLI").    270.5    630.3
   Separate account variable universal life insurance......     14.3     10.8
   Term life...............................................       .4     10.3
   Interest-sensitive life.................................       .6       .3
                                                            -------- --------
       Total life..........................................    285.8    651.7
                                                            -------- --------
          Total sales...................................... $1,363.0 $1,286.1
                                                            ======== ========

   Sales of annuity products consist of total deposits received, which are not recorded as revenue within the consolidated statements of operations. Variable annuity deposits, including deposits under the fixed account option, increased $434.7 million in the first half of 2001, compared with the first half of 2000. The increase in the variable annuity deposits is primarily due to continued strong sales of our DESTINATIONS/SM/ product that offers both a variable and a fixed option, including dollar cost averaging. Dollar cost averaging allows contractholders the option to allocate amounts to the fixed account option and authorize pro-rated amounts to be automatically transferred into the separate account investment options over a specified period of time in order to reduce the effects of significant market fluctuations.

   Fixed annuity deposits increased $8.1 million in the first half of 2001, compared with the first half of 2000, as certain investors continue to seek a more stable return on their investments during a time of market volatility.

   The decrease in BOLI sales in 2001 was primarily due to the nature of the BOLI product--high dollar volume per sale, low frequency of sales.

   The following table reflects our assets under management:

        Assets Under Management
        (in millions)

                                       June 30  December 31  June 30
                                        2001       2000       2000
                                      --------- ----------- ---------
           General account........... $ 3,705.0  $ 3,689.5  $ 3,614.4
           Separate account--BOLI....   7,159.3    6,905.9    6,498.1
           Separate account--non BOLI   4,623.9    4,273.7    4,410.2
                                      ---------  ---------  ---------
                  Total.............. $15,488.2  $14,869.1  $14,522.7
                                      =========  =========  =========

   Total assets under management increased $619.1 million from December 31, 2000, to June 30, 2001 primarily reflecting the increase in sales. The increase was somewhat mitigated by the fluctuations in the equity markets, as well as policyholder surrenders, withdrawals and death benefits for the period.

   Premium income decreased $10.1 million in the first half of 2001, compared with the same period in 2000, mainly due to the recapture of a reinsurance agreement by Federal Kemper Life Assurance Company ("FKLA") in the fourth quarter of 2000.

   Spread revenue decreased in the first half of 2001, compared with the same period in 2000, due to a decrease in investment income and an increase in interest credited to policyholders. The decrease in investment income was primarily due to a declining invested asset base, excluding unrealized gains (losses), partially offset by increasing investment yields on the investment portfolio. The declining invested asset base is attributable to an increase in acquisition expenses supporting the increase in sales, the transfer of assets to FKLA related to the recaptured reinsurance agreement and dividends paid to the parent company.

   The increase in interest credited in the first half of 2001, compared with the same period in 2000, was due to an increase in average interest crediting rates, primarily due to new business issued. This increase in average crediting rates was somewhat offset by lower policyholder account balances.

        Separate account fees and charges consist of the following as of June 30, 2001 and 2000:
        (in millions)

                                                               Six Months Ended
                                                                   June 30,
                                                               ---------------
                                                                2001     2000
                                                               ------   ------
 Separate account fees on non-BOLI variable life and annuities $ 33.4   $ 31.1
 BOLI cost of insurance charges and fees--direct..............   79.4     85.8
 BOLI cost of insurance charges--ceded(1).....................  (82.0)   (90.3)
 BOLI premium tax expense loads(2)............................    4.0     12.9
                                                               ------   ------
        Total................................................. $ 34.8   $ 39.5
                                                               ======   ======

--------
(1)Includes $7.0 million and $7.4 million of cost of insurance charges ceded related to appreciation of the BOLI funds withheld account for the six months ended 2001 and 2000, respectively.
(2)There is a corresponding offset in taxes, licenses and fees.

   Net BOLI cost of insurance charges and fees increased $1.9 million in the first half of 2001, compared with 2000, primarily reflecting $1.7 million in fees related to a group variable life policy sold to FKLA in February 2001, covering all current FKLA employees as of February 14, 2001. The transaction, as business-owned life insurance, will permit FKLA to indirectly fund certain of its employee benefit obligations.

   Other income increased $4.4 million in the first half of 2001, compared with the same period in 2000. The increase was primarily due to an increase in commission revenue from broker-dealer operations of approximately $4.7 million during the first half of 2001, compared with the same period in 2000. This increase was mainly attributable to the inclusion of PMG's operating results effective April 1, 2000. The increase in broker-dealer commission revenue was substantially offset by an increase in broker-dealer commission expense.

        Policyholder surrenders, withdrawals and death benefits were as follows:
        (in millions)

                  Six Months Ended
                      June 30,
                  ----------------
                    2001    2000
                   ------  ------
General account.. $200.3   $302.6
Separate account.  282.6    212.2
                   ------  ------
       Total..... $482.9   $514.8
                   ======  ======

   Reflecting the current interest rate environment and other competitive market factors, we adjust our crediting rates on interest-sensitive products over time in order to manage spread revenue and policyholder surrender and withdrawal activity. Spread revenue can also improve over time by increasing investment income.

   General account surrenders, withdrawals and death benefits decreased $102.3 million in the first half of 2001, compared with the first half of 2000, reflecting a decrease in death benefits as well as a decrease in overall surrenders and withdrawals as equity markets remained volatile. The decrease in death benefits resulted primarily from the recapture of the reinsurance agreement by FKLA, as previously mentioned.

   Separate account surrenders, withdrawals and death benefits increased $70.4 million in the first half of 2001, compared with the first half of 2000. The increase is due to an $84.4 million surrender of a BOLI contract in the first quarter of 2001.

   Taxes, licenses and fees decreased $9.2 million in the first half of 2001, compared with the same period in 2000. The majority of the decrease is attributable to the decline in BOLI premium over the same period. Commissions expense and the deferral of insurance acquisition costs increased in the first half of 2001, compared with the first half of 2000, due to the higher level of sales, excluding BOLI.

   Commission expense related to broker-dealer operations increased approximately $4.1 million in the first half of 2001, compared with the same period in 2000, primarily due to the inclusion of PMG's operating results, as mentioned earlier.

   Amortization of deferred insurance acquisition costs increased $12.7 million in the first half of 2001, compared with the first half of 2000, primarily due to the higher volume of variable annuity business and the decline in market value of the separate account assets. The decline in value decreases estimated future gross profits and thereby accelerates amortization of the capitalized expenses.

   Operating expenses increased $3.5 million in the first half of 2001, compared with the same period in 2000. This increase was partially due to an increase in salaries and related benefits, the majority of which is due to the inclusion of PMG's operating expenses, which increased approximately $1.5 million in the first half of 2001, compared with the same period in 2000. Also contributing to the increases are operating expenses related to the newly formed New York company of $1.9 million in the first half of 2001.

   Income tax expense decreased in the first half of 2001, compared with the same period in 2000, primarily due to the release of tax contingency reserves previously established and the recognition of prior period federal and state tax recoveries.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

   We recorded net income of $48.3 million in 2000, compared with net income of $44.9 million in 1999 and $65.1 million in 1998. The increase in net income in 2000, compared with 1999, was due to an increase in operating earnings before amortization of goodwill and a decrease in net realized investment losses.

   The following table reflects the components of net income:

        Net income
        (in millions)


                                                             Year Ended December 31,
                                                             ----------------------
                                                              2000    1999    1998
                                                             ------  ------  ------
Operating earnings before amortization of goodwill and other intangibles............................................... $ 66.8  $ 63.8  $ 44.1
Amortization of goodwill and other intangibles..............  (13.1)  (12.7)  (12.7)
Net realized investment gains (losses)......................   (5.4)   (6.2)   33.7
                                                             ------  ------  ------
       Net income........................................... $ 48.3  $ 44.9  $ 65.1
                                                             ======  ======  ======

        Net realized investment results, after tax
        (in millions)


                                 Year Ended December 31,
                                 -----------------------
                                  2000      1999   1998
                                  -----    -----  -----
Real estate-related gains....... $ 1.1     $ 2.7  $26.9
Fixed maturities and write-downs  (7.9)     (6.3)   1.4
Trading account securities......    --      (4.7)   1.7
Other gains, net................   1.4       2.1    3.7
                                  -----    -----  -----
       Total.................... $(5.4)    $(6.2) $33.7
                                  =====    =====  =====

   Net realized investment losses on fixed maturities in 2000 were primarily related to other-than-temporary declines in value of certain securities due to credit-related concerns about a small number of issuers. Net realized investment losses on fixed maturities in 1999 were primarily the result of rising interest rates throughout the year, leading to lower market values in fixed maturity investments. Net realized investment gains on fixed maturities in 1998 were offset by other-than-temporary declines in the value of certain U.S. dollar denominated fixed maturity investments which had significant exposure to countries in Southeast Asia, as well as other U.S. dollar denominated securities that had other-than-temporary declines in value in 1998.

   The real estate-related gains over the last three years reflect the adoption of Zurich's strategy for disposition of real estate-related investments. This strategy to reduce exposure to real estate-related investments, as well as improving real estate market conditions in most areas of the country, generated the real estate-related gains during the last three years.

   Trading account securities were used to manage the reinsurance strategy on the BOLI product. Effective November 1, 1998, the methodology used to determine the increase to the FWA was changed and a substantial portion of this liability was marked-to-market based predominately upon the total return of the Government Bond Division of the KILICO Variable Series I Separate Account. We also placed assets supporting the FWA in a segmented portfolio and classified this asset segment as "trading" under Statement of Financial Standards No. 115 ("FAS 115") at December 31, 1998 and through November 30, 1999. During 1998, a net realized capital gain of $2.8 million was recorded upon transfer of these assets to the trading portfolio as required by FAS 115. We recorded realized capital losses of $7.3 million and $0.2 million related to the changes in fair values of this portfolio during 1999 and 1998, respectively. Due to a change in the reinsurance strategy related to the BOLI product, effective December 1, 1999, we no longer marked-to-market a portion of the FWA liability and therefore no longer designated the related portion of assets as "trading". As a result, changes in fair value to the FWA and the assets supporting the FWA no longer flow through operating results.

   Other realized investment gains, net, relate primarily to distributions from joint venture capital partnerships in 2000.

   Operating earnings before the amortization of goodwill and other intangibles increased to $66.8 million in 2000, compared with $63.8 million in 1999, primarily due to:

      . an increase in spread revenue (net investment income less interest credited to policyholders)

      .  an increase in other income

      .  a decrease in claims incurred and other benefits

      .  a decrease in taxes, licenses and fees, and

      .  a decrease in income tax expense, offset by

      .  a decrease in premium income

      .  a decrease in separate account fees

      . an increase in commissions and operating expenses, net of the deferral of insurance acquisition costs, and
      . an increase in the amortization of insurance acquisition costs and value of business acquired

   Operating earnings before the amortization of goodwill increased to $63.8 million in 1999, compared with $44.1 million in 1998, primarily due to:

      .  an increase in spread revenue

      .  an increase in separate account fees and charges

      .  a decrease in claims incurred and other policyholder benefits

      . a decrease in the amortization of insurance acquisition costs and value of business acquired, offset by

      . an increase in commissions and operating expenses, net of the deferral of insurance acquisition costs

   The following table reflects our sales:

        Sales and reinsurance assumed
        (in millions)

                                               Year Ended December 31,
                                             ---------------------------
                                               2000      1999     1998
                                             --------  -------- --------
Annuities:
   Variable................................. $1,160.5  $  758.6 $  393.1
   Fixed....................................    168.6      96.3     89.3
   Funding Agreements assumed...............    100.0        --       --
                                             --------  -------- --------
       Total annuities......................  1,429.1     854.9    482.4
                                             --------  -------- --------
Life Insurance:
   Separate account business-owned variable
     universal life ("BOLI")................    819.6   1,622.0  1,501.0
   Separate account variable universal life.     36.5      39.1     22.0
   Term life................................     (8.2)     21.9     22.4
   Interest-sensitive life..................      0.6       0.7      0.2
                                             --------  -------- --------
       Total life...........................    848.5   1,683.7  1,545.6
                                             --------  -------- --------
          Total sales....................... $2,277.6  $2,538.6 $2,028.0
                                             ========  ======== ========

   Sales of annuity products consist of total deposits received, which are not recorded as revenue within the consolidated statements of operations. Variable annuity deposits, including deposits under the fixed account option, increased $401.9 million in 2000, compared with 1999. The increase in the variable annuity deposits is primarily due to continued strong sales of our product introduced in the second half of 1998 that offers both a variable and a fixed option, including dollar cost averaging. Dollar cost averaging allows contractholders the option to allocate amounts to the fixed account option and authorize pro-rated amounts to be automatically transferred into the separate account investment options over a specified period of time in order to reduce the effects of significant market fluctuations.

   Fixed annuity deposits increased $72.3 million in 2000 when compared with 1999 primarily due to investors seeking a more stable return on their investments during a time of market volatility.

   The $100.0 million Funding Agreement assumed in 2000 resulted from a new reinsurance agreement with FKLA. (See the note captioned "Reinsurance" in the Notes to Consolidated Financial Statements.)

   Sales of variable annuities increase administrative fees earned. In addition, they pose minimal investment risk to us, to the extent that policyholders allocate net premium to one or more subaccounts that invest in underlying investment funds that invest in stocks or bonds.

   Sales of BOLI decreased $802.4 million to $819.6 million in 2000, compared with $1,622.0 million in 1999. Sales of individual variable universal life insurance decreased $2.6 million to $36.5 in 2000, compared with $39.1 million in 1999. BOLI sales decreased primarily due to the nature of the product--high dollar volume per sale, low frequency of sales. The slight decrease in individual variable universal life insurance reflected the uncertain market conditions in 2000. Sales of these separate account variable products, like variable annuities, pose minimal investment risk as policyholders also direct their premium to one or more subaccounts that invest in underlying investment funds which invest in stocks and bonds. We receive premium tax and DAC tax expense loads from certain contractholders, as well as administrative fees and cost of insurance charges. These fees and charges are compensation for providing life insurance coverage to the contractholders potentially in excess of their cash surrender values. Face amount of new variable universal life insurance business issued amounted to $3.8 billion in 2000, compared with $16.6 billion in 1999 and $7.7 billion in 1998. The decrease in face amount issued in 2000, compared with 1999 is primarily due to the decrease in BOLI sales.

   The following table reflects our assets under management:

        Assets under management
        (in millions)

                             2000      1999      1998
                           --------- --------- ---------
General account........... $ 3,689.5 $ 3,831.0 $ 4,182.8
Separate account--BOLI....   6,905.9   5,750.5   4,104.6
Separate account--non-BOLI   4,273.7   4,027.6   2,994.7
                           --------- --------- ---------
       Total.............. $14,869.1 $13,609.1 $11,282.1
                           ========= ========= =========

   Total assets under management have increased over the last few years primarily reflecting the volume of sales. The level of policyholder surrenders, withdrawals and death benefits also directly impacts the level of assets under management from year to year. Total assets under management were also affected by equity market and interest rate fluctuations. Increases in the equity markets in 1999 significantly increased non-BOLI separate account assets, while an equity market downturn in 2000 significantly reduced those assets.

   In 1999 and 1998 we assumed $21.3 million and $21.6 million, respectively, of term life insurance premiums from FKLA. Effective September 30, 2000, the reinsurance agreement with FKLA was terminated. Prior to the termination, we assumed $15.4 million of term life insurance premiums from FKLA. Upon termination, we returned $7.7 million of premiums to FKLA as consideration for the recaptured reserves. Excluding the amounts assumed from FKLA, total term life sales, including new and renewal premiums, amounted to $371 thousand in 2000, compared with $677 thousand in 1999 and $846 thousand in 1998. In the fourth quarter of 2000, the reinsurance agreement was recaptured by FKLA and resulted in a decrease in premiums of $13.6 million in 2000, compared with 1999.

   Spread revenue increased in 2000, compared with 1999 and 1998, due to a smaller decrease in investment income than in interest credited to policyholders. The decrease in investment income in 2000, compared with 1999 and 1998, was primarily due to a decrease in cash and invested assets from the 1999 and 1998 levels, reflecting the surrender and withdrawal activity during the last three years and the dividends paid to Kemper during 2000, 1999 and 1998. Also contributing to this decrease in cash and invested assets are the ongoing exchanges from the fixed to the variable option of in-force annuity policies, primarily reflecting the dollar cost averaging option mentioned previously. Net investment income was also negatively impacted in 2000 and 1999 by the placement of a real estate-related investment on non-accrual status effective January 1, 1999. Somewhat mitigating these factors was the reinvestment of 1999 and 2000 sales proceeds, maturities and prepayments at higher yields due to funds being directed to higher yielding securities, and overall increasing interest rate environment during 1999 and the first half of 2000.

   The decrease in interest credited in 2000, compared with 1999 and 1998, was primarily due to a decrease in policyholder liabilities due to surrender, withdrawal and exchange activity over the last three years and an overall decrease in crediting rates over the same period.

   Investment income was also reduced over the last three years reflecting purchase accounting adjustments related to the amortization of premiums on fixed maturity investments. Under purchase accounting, the fair value of the fixed maturity investments as of January 4, 1996, the date Kemper was acquired by Zurich, became the new cost basis in the investments. The difference between the new cost basis and original par is then amortized against investment income over the remaining effective lives of the fixed maturity investments. As a result of the interest rate environment as of January 4, 1996, the market value of the fixed maturity investments was approximately $133.9 million greater than original par. Premium amortization decreased investment income by approximately $4.5 million in 2000, compared with $7.8 million in 1999 and $14.4 million in 1998.

        Separate account fees and charges
        (in millions)

                                                     2000     1999     1998
                                                    -------  -------  -------
Separate account fees on non-BOLI variable life and
  annuities........................................ $  62.1  $  47.0  $  38.8
BOLI cost of insurance charges and fees--direct....   164.4    168.1    169.9
BOLI cost of insurance charges--ceded..............  (173.8)  (166.7)  (175.5)
BOLI premium tax expense loads.....................    15.6     26.3     28.8
                                                    -------  -------  -------
       Total....................................... $  68.3  $  74.7  $  62.0
                                                    =======  =======  =======

   Included in separate account fees and charges are administrative fees received from the separate account products of $61.4 million in 2000, compared with $46.1 million and $38.3 million in 1999 and 1998, respectively. Administrative fee revenue increased in each of the last three years due to growth in average separate account assets. Also included in separate account fees and charges are cost of insurance ("COI") charges related to variable universal life insurance, primarily BOLI, of $164.4 million, $167.9 million and $167.6 million in 2000, 1999 and 1998, respectively. Of these COI charges, $173.8 million, $166.4 million and $175.5 million were ceded, respectively, to a Zurich affiliated company, Zurich Insurance Company, Bermuda Branch ("ZICBB"). In 2000, COI charges ceded were in excess of 100 percent of the COI charges received due to appreciation of the BOLI funds withheld account. In 1998, COI charges ceded were in excess of 100 percent of the COI charges received due to changes to the reinsurance agreement. Separate account fees and charges in 2000, 1999 and 1998 also include BOLI-related premium tax expense loads of $15.6 million, $26.3 million and $28.8 million, respectively.

   Other income increased $23.4 million in 2000, compared with 1999. The increase is primarily due to an increase in commission revenue from broker-dealer operations of approximately $20.6 million. This increase was mainly due to the inclusion of PMG's operating results effective April 1, 2000. (See discussion of the PMG acquisition in the note captioned "Related-Party Transactions" in the Notes to Consolidated Financial Statements.) The increase in broker-dealer commission revenue was substantially offset by an increase in broker-dealer commission expense. Other income also includes surrender charge revenue of $6.0 million in 2000, compared with $5.0 million and $4.0 million in 1999 and 1998, respectively. The increase in surrender charge revenue in 2000, compared with 1999 and 1998, reflects the increased policyholder surrender and withdrawal activity during 2000, compared with 1999 and 1998.

        Policyholder surrenders, withdrawals and death benefits
        (in millions)

                   2000   1999   1998
                  ------ ------ ------
General account.. $579.1 $564.2 $645.5
Separate account.  393.3  399.8  260.9
                  ------ ------ ------
       Total..... $972.4 $964.0 $906.4
                  ====== ====== ======

   Reflecting the current interest rate environment and other competitive market factors, we adjust crediting rates on interest-sensitive products over time in order to manage spread revenue and policyholder surrender and withdrawal activity. Spread revenue can also be improved over time by increasing investment income.

   General account surrenders, withdrawals and death benefits increased $14.9 million in 2000, compared with 1999, reflecting an increase in overall surrenders and withdrawals as investors seek potentially higher returns from alternative investments and higher death benefits in 2000, compared to 1999.

   Separate account surrenders, withdrawals and death benefits decreased $6.5 million in 2000, compared with 1999. Excluding a partial withdrawal of $39.8 million on a BOLI contract in 1999, separate account surrenders, withdrawals and death benefits increased $33.3 in 2000, compared with 1999. The increase is primarily due to investors' seeking alternative investments during a period of market uncertainty.

   Claims incurred and other policyholder benefits decreased $4.5 million in 2000, compared with 1999, primarily due to the termination of the assumed term life reinsurance agreement with FKLA. Claims incurred and other policyholder benefits decreased in 1999, compared with 1998, primarily due to a decrease in death benefits.

   Taxes, licenses and fees primarily reflect premium taxes on BOLI. Excluding the taxes due on BOLI, for which we received a corresponding expense load in separate account fees and other charges, taxes, licenses and fees amounted to $2.3 million in 2000, compared with $3.4 million in 1999 and $1.5 million in 1998.

   Commission expense and the deferral of insurance acquisition costs increased in 2000, compared with 1999 and 1998, due to the higher level of sales, excluding BOLI. Commission expense related to broker-dealer operations increased approximately $17.2 million in 2000, compared with 1999. The increase is primarily due to the inclusion of PMG's operating results in 2000. The increase in commission expense and the deferral of insurance acquisition costs in 1999, compared with 1998, is primarily due to the increase in total sales, excluding BOLI.

   Amortization of insurance acquisition costs increased $17.7 million in 2000, compared with 1999. This increase was primarily due to a recoverability takedown resulting from management's periodic review of the estimated future gross profits on annuity contracts. The recoverability takedown increased the amortization by $10.5 million in 2000. The remaining increase in amortization of deferred insurance acquisition costs is primarily due to the higher volume of variable annuity business.

   The decrease in the amortization of deferred insurance acquisition costs in 1999 compared with 1998 is primarily due to significant appreciation in the separate account assets due to rising markets during 1999, as well as realized capital losses on post-purchase investments during 1999. Appreciation in separate account assets increased estimated future gross profits and shifted amortization to later years. Realized capital losses on post-purchase investments decreased current gross profits and deferred amortization into future periods. The deferred insurance acquisition cost asset was $240.8 million and $159.7 million at December 31, 2000 and 1999, respectively.

   Deferred insurance acquisition costs, and their related amortization, for policies sold prior to January 4, 1996 have been replaced under purchase accounting by the value of business acquired. The value of business acquired reflects the present value of the right to receive future cash flows from insurance contracts existing at the date of acquisition. The amortization of the value of business acquired is calculated assuming an interest rate equal to the liability or contract rate on the value of the business acquired. Deferred insurance acquisition costs are established on all new policies sold after January 4, 1996.

   Operating expenses increased in 2000, to $61.7 million, compared with $45.9 million and $44.6 million in 1999 and 1998, respectively. This increase was primarily due to an increase in salaries and related benefits, and data processing expenses in the continued development of infrastructure to support various new business initiatives. Also contributing to the increase is the inclusion of PMG's operating expenses of approximately $2.2 million.

   The amortization of the value of business acquired increased in 2000, compared with 1999, primarily as a result of depreciation in the separate account assets due to the downturn in equity markets in 2000, compared with 1999. The depreciation in the separate account assets decreases estimated future gross profits and accelerates amortization in the current year.

   The amortization of the value of business acquired decreased in 1999, compared with 1998, as a result of:

      . significant appreciation in separate account assets, which increased estimated future gross profits and shifts amortization to later years

      . a decreasing block of business previously acquired, resulting in less amortization as gross profits on this business decrease, and

      . a significant decrease in realized investment results on pre-purchase investments.

   The difference between Zurich's cost of acquiring us and the net fair value of the assets and liabilities as of January 4, 1996 was recorded as goodwill. Goodwill is amortized on a straight-line basis over a twenty-year period. Other intangible assets in the amount of $4.9 million were recorded in 2000 in connection with the purchase of PMG. These intangible assets are being amortized on a straight-line basis over a ten-year period.

   Tax expense was favorably impacted in 2000 due to the release of $15.2 million of a valuation allowance related to the ultimate realization of losses on real estate assets disposed of before December 31, 1995. An additional $4.6 million benefit was realized on the termination of the reinsurance agreement with FKLA.

Operations by Business Segment

   KILICO, FKLA, ZLICA and FLA operate under the trade name Zurich Life. Zurich Life is segregated by Strategic Business Unit ("SBU"). The SBU concept employed by ZFS has each SBU concentrate on a specific customer market. The SBU is the focal point of Zurich Life, because it is at the SBU level that Zurich Life can clearly identify customer segments and then work to understand and satisfy the needs of each customer. For purposes of operating segment disclosure, Zurich Life includes the operations of Zurich Direct, Inc., an affiliated direct marketing life insurance agency and excludes FLA, as it is owned by its policyholders.

   Zurich Life is segregated into the Life Brokerage, Financial Institutions ("Financial"), Retirement Solutions Group ("RSG") and Direct SBUs. The SBUs are not managed at the legal entity level, but rather at the Zurich Life level. Since Zurich Life's SBUs cross legal entity lines, as certain similar products are sold by more than one legal entity, discussion regarding results of operations in this Prospectus relate solely to KILICO. The vast majority of our business is derived from the Financial and RSG SBUs. The contributions of Zurich Life's SBUs to combined revenues, operating results and certain balance sheet data pertaining thereto, are shown in the Notes to Consolidated Financial Statements.

   The principal products and markets of the Financial and RSG SBUs are as follows:

      Financial: The Financial SBU focuses on a wide range of products that provide for the accumulation, distribution and transfer of wealth and primarily includes variable and fixed annuities, variable universal life and bank-owned life insurance. These products are distributed to consumers through financial intermediaries such as banks, brokerage firms and independent financial planners. Institutional business includes BOLI and funding agreements (primarily included in FKLA).

      RSG: The RSG SBU has a sharp focus on its target customer. This SBU markets fixed and variable annuities to K-12 schoolteachers, administrators, and healthcare workers, along with college professors and certain employees of selected non-profit organizations. This target market is eligible for what the IRS designates as retirement-oriented savings or investment plans that qualify for special tax treatment.

INVESTMENTS

   Our principal investment strategy is to maintain a balanced, well-diversified portfolio supporting the insurance contracts written. We make shifts in our investment portfolio depending on, among other factors:

      .  our evaluation of risk and return in various markets

      . consistency with our business strategy and investment guidelines approved by the board of directors

      .  the interest rate environment

      .  liability durations, and

      .  changes in market and business conditions

Invested assets and cash
(in millions)

                                                       December 31,  December 31,
                                                           2000          1999
                                                       ------------  ------------
Cash and short-term investments....................... $   50   1.4% $   54   1.4%
Fixed maturities:
   Investment-grade:
       NAIC(1) Class 1................................  2,080  56.4   2,164  56.5
       NAIC(1) Class 2................................    960  26.1     994  25.9
   Below investment grade (NAIC classes 3 through 6):
       Performing.....................................    116   3.2     118   3.1
       Non-performing.................................      1    --      --    --
Joint venture mortgage loans..........................     67   1.8      67   1.8
Third-party mortgage loans............................     64   1.7      64   1.7
Other real estate-related investments.................      9   0.2      21   0.5
Policy loans..........................................    256   6.9     262   6.8
Equity securities.....................................     64   1.7      62   1.6
Other.................................................     22   0.6      25   0.7
                                                       ------ -----  ------ -----
          Total(2).................................... $3,689 100.0% $3,831 100.0%
                                                       ====== =====  ====== =====

--------
(1)National Association of Insurance Commissioners ("NAIC").
    --Class 1 = A- and above
    --Class 2 = BBB- through BBB+
(2)See the note captioned "Financial Instruments--Off-Balance-Sheet Risk" in the Notes to Consolidated Financial Statements.

Fixed maturities

   We carry our fixed maturity investment portfolio, which is considered available for sale, at estimated fair value. The aggregate unrealized appreciation or depreciation is recorded as a component of accumulated other comprehensive income, net of any applicable income tax expense. The aggregate unrealized depreciation on fixed maturities was $32.6 million and $121.2 million at December 31, 2000 and 1999, respectively. We do not record tax benefits related to aggregate unrealized depreciation on investments. Fair values are sensitive to movements in interest rates and other economic developments and can be expected to fluctuate, at times significantly, from period to period.

   At December 31, 2000, investment-grade fixed maturities, cash and short-term investments accounted for 83.9 percent of invested assets and cash, compared with 83.8 percent at December 31, 1999. Approximately 43.4 percent of our NAIC Class 1 bonds were rated AAA or equivalent at year-end 2000, compared with 45.9 percent at December 31, 1999.

   Approximately 18.9 percent of the investment-grade fixed maturities at December 31, 2000 were mortgage-backed securities, down from 20.0 percent at December 31, 1999, due to sales and paydowns during 2000. These investments consist primarily of marketable mortgage pass-through securities issued by the

Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation and other investment-grade securities collateralized by mortgage pass-through securities issued by these entities. We have not made any investments in interest-only or other similarly volatile tranches of mortgage-backed securities. Our mortgage-backed investments are generally of AAA credit quality, and the markets for these investments have been and are expected to remain liquid. We plan to continue to reduce our holdings of such investments over time.

   Approximately 15.1 percent and 16.8 percent of the investment-grade fixed maturities at December 31, 2000 and 1999, respectively, consisted of corporate asset-backed securities. The majority of investments in asset-backed securities were backed by commercial mortgage-backed securities (26.8%), home equity loans (26.3%), manufactured housing loans (11.3%), collateralized loan and bond obligations (11.2%), and other commercial assets (8.9%).

   Future investment income from mortgage-backed securities and other asset-backed securities may be affected by the timing of principal payments and the yields on reinvestment alternatives available at the time of such payments. As a result of purchase accounting adjustments to fixed maturities, most of the mortgage-backed securities are carried at a premium over par. Prepayment activity resulting from a decline in interest rates on such securities purchased at a premium would accelerate the amortization of the premiums. Accelerated amortization would result in reductions of investment income related to such securities.

   At December 31, 2000 and 1999, unamortized premiums and discounts related to mortgage-backed and asset-backed securities were as follows (in millions):

                      December 31,
                      ------------
                      2000   1999
                      ----  -----
Unamortized premiums. $9.0  $11.6
                      ====  =====
Unamortized discounts $5.2  $ 6.5
                      ====  =====

   Amortization of the discount or premium from mortgage-backed and asset-backed securities is recognized using a level effective yield method. This method considers the estimated timing and amount of prepayments of the underlying loans and is adjusted to reflect differences between the prepayments originally anticipated and the actual prepayments received and currently anticipated. To the extent that the estimated lives of these securities change as a result of changes in prepayment rates, the adjustment is also included in net investment income.

   The table below provides information about the mortgage-backed and asset-backed securities that are sensitive to changes in interest rates. The expected maturity dates have been calculated on a security by security basis using prepayment assumptions obtained from a survey conducted by a securities information service. These assumptions are consistent with the current interest rate and economic environment.

                             Carrying
                             Value at               Expected Maturity Date              Fair Value at
                           December 31, ----------------------------------------------  December 31,
     (in millions)             2000     2001   2002    2003    2004   2005   Thereafter     2000
     -------------         ------------ -----  -----  ------  ------  -----  ---------- -------------
Fixed Maturities:
   Mortgage-backed bonds..   $  575.7   $ 6.5  $39.5  $152.0  $131.9  $77.1    $168.7     $  575.7
      Average yield.......       6.61%   6.61%  6.60%   6.62%   7.18%  7.60%     8.15%        6.61%
   Asset-backed bonds.....   $  339.3   $22.5  $37.6  $ 34.2  $ 39.9  $48.0    $157.1     $  339.3
      Average yield.......       7.27%   7.32%  7.30%   7.21%   7.35%  7.57%     7.83%        7.27%
   CMBs...................   $  123.9   $  --  $  --  $   --  $   --  $ 5.4    $118.5     $  123.9
      Average yield.......       6.84%   6.84%  6.84%   6.84%   6.84%  6.82%     6.82%        6.84%
                             --------                                                     --------
                             $1,038.9                                                     $1,038.9
                             ========                                                     ========

                             Carrying
                             Value at               Expected Maturity Date              Fair Value at
                           December 31, ----------------------------------------------  December 31,
     (in millions)             1999     2000   2001   2002    2003    2004   Thereafter     1999
     -------------         ------------ -----  -----  -----  ------  ------  ---------- -------------
Fixed Maturities:
   Mortgage-backed bonds..   $  630.4   $19.6  $21.6  $47.3  $149.5  $135.2    $257.2     $  630.4
      Average yield.......       6.61%   6.61%  6.63%  6.63%   6.67%   7.09%     7.14%        6.61%
   Asset-backed bonds.....   $  409.8   $11.4  $27.0  $33.6  $ 48.8  $ 39.0    $250.0     $  409.8
      Average yield.......       7.11%   7.17%  7.25%  7.18%   7.16%   7.34%     7.60%        7.11%
   CMBs...................   $  120.7   $  --  $  --  $  --  $   --  $   --    $120.7     $  120.7
      Average yield.......       6.75%   6.75%  6.75%  6.75%   6.75%   6.75%     6.73%        6.75%
                             --------                                                     --------
                             $1,160.9                                                     $1,160.9
                             ========                                                     ========

   The current weighted average maturity of the mortgage-backed and asset-backed securities at December 31, 2000, is 3.95 years. A 200 basis point increase in interest rates would extend the weighted average maturity by approximately .26 of a year, while a 200 basis point decrease in interest rates would decrease the weighted average maturity by approximately 1.15 of a year.

   The weighted average maturity of the mortgage-backed and asset-backed securities at December 31, 1999, was 4.50 years. A 200 basis point increase in interest rates would have extended the weighted average maturity by approximately .26 of a year, while a 200 basis point decrease in interest rates would have decreased the weighted average maturity by approximately .93 of a year.

   Below investment-grade securities holdings (NAIC classes 3 through 6), representing securities of 44 issuers at December 31, 2000, totaled 3.2 percent of cash and invested assets at December 31, 2000 and 3.1 percent at December 31, 1999. Below investment-grade securities are generally unsecured and often subordinated to other creditors of the issuers. These issuers may have relatively higher levels of indebtedness and be more sensitive to adverse economic conditions than investment-grade issuers. Our strategy of limiting exposure to below investment-grade securities takes into account the more conservative nature of today's consumer and the resulting demand for higher-quality investments in the life insurance and annuity marketplace.

Real estate-related investments

   Our $140.4 million real estate-related portfolio consists of joint venture and third-party mortgage loans and other real estate-related investments. The real estate-related portfolio constituted 3.7 percent of cash and invested assets at December 31, 2000, compared with $151.6 million, or 3.9 percent, at December 31, 1999. The decrease in real estate-related investments during 2000 was primarily due to sales and loan paydowns.

   As reflected in the "Real estate portfolio" table below, we have continued to fund both existing projects and legal commitments. The future legal commitments were $29.8 million at December 31, 2000. This amount represented no change since December 31, 1999. As of December 31, 2000, we expect to fund approximately $0.1 million of these legal commitments, along with providing capital to existing projects. The disparity between total legal commitments and the amount expected to be funded relates principally to standby financing arrangements that provide credit enhancements to certain tax-exempt bonds. We do not currently expect to fund these commitments. The total legal commitments, along with estimated working capital requirements, are considered in management's evaluation of reserves and write-downs.

   Excluding the $1.0 million of net equity investments in joint ventures, real estate loans totaled $139.4 million at December 31, 2000, after reserves and write-downs. Of this amount, $75.1 million are on accrual status with a weighted average interest rate of approximately 7.85 percent. Of these accrual loans:

      . 15.7 percent have terms requiring current periodic payments of their full contractual interest

      . 84.3 percent require only partial payments or payments to the extent of borrowers' cash flow.

   The equity investments in real estate at December 31, 2000 consisted of other equity investments in joint ventures. These equity investments include our share of periodic operating results. As an equity owner or affiliate of an equity owner, we have the ability to fund, and historically have elected to fund, operating requirements of certain joint ventures.

Real estate portfolio
(in millions)

                                               Other Real Estate-
                               Mortgage Loans Related Investments
                               -------------  -------------------
                                Joint  Third-  Other     Equity
                               Venture Party  Loans(2) Investments Total
                               ------- ------ -------- ----------- ------
Balance at December 31, 1999..  $67.2  $63.9   $ 19.6     $ 0.9    $151.6(1)
Additions (deductions):
Fundings......................    0.2     --       --        --       0.2
Interest added to principal...     --    0.4       --        --       0.4
Sales/paydowns/distributions..     --   (0.8)   (12.3)     (0.1)    (13.2)
Operating gain................     --     --       --       0.1       0.1
Net realized investments gains    0.1    0.3      1.2       0.1       1.7(3)
Other transactions, net.......     --   (0.3)    (0.1)       --      (0.4)(3)
                                -----  -----   ------     -----    ------
Balance at December 31, 2000..  $67.5  $63.5   $  8.4     $ 1.0    $140.4(4)
                                =====  =====   ======     =====    ======

--------
(1)Net of $23.7 million reserve and write-downs. Excludes $0.6 million of real estate-related accrued interest.
(2)The other real estate loans were notes receivable evidencing financing, primarily to joint ventures. These loans were issued generally to provide financing for Kemper's or our joint ventures for various purposes.
(3)Included in this amount were $0.4 million of contingent interest payments related to a 1995 real estate sale. These payments were recorded as realized investment gains and then deducted from other transactions because they did not affect the carrying value.
(4)Net of $22.4 million reserve and write-downs. Excludes $0.6 million of real estate-related accrued interest.

Real estate concentrations and outlook

   Our real estate portfolio is distributed by geographic location and property type. However, concentration exposures in certain states and in certain types of properties do exist. In addition to these exposures, exposures also exist as to certain real estate developers and partnerships.

   As a result of our ongoing strategy to reduce exposure to real estate-related investments, we had investments in three projects that accounted for approximately 91.0 percent of the $140.4 million real estate-related portfolio as of December 31, 2000.

   The largest of these investments at December 31, 2000 amounted to $63.5 million and consisted of second mortgages on nine hotel properties, one office building, and one retail property. Patrick M. Nesbitt or his affiliates, a third-party real estate developer, have ownership interests in these properties. These properties are geographically dispersed and the current market values of the underlying properties substantially exceed the balances due on the mortgages. These loans are on accrual status.

   Loans to a master limited partnership (the "MLP") between subsidiaries of Kemper and subsidiaries of Lumbermens, amounted to $55.7 million at December 31, 2000. The MLP's underlying investment primarily consists of a water development project located in California's Sacramento River Valley. On February 15, 2001, the State of California's State Water Resources Control Board ("SWRCB") approved the project's water right permit. The SWRCB is proceeding with the issuance of the permit. Additional permits must be obtained before development on this project can proceed. These additional permits are expected to be received during 2001. The final resolution of this permit process will impact the long-term economic viability of the project. Loans to the MLP were placed on non-accrual status at the beginning of 1999 to ensure that book value of the MLP did not increase over net realizable value.

   The remaining significant real estate-related investment amounted to $8.5 million at December 31, 2000 and consisted of various zoned and unzoned residential and commercial lots located in Hawaii. Due to certain negative zoning restriction developments in January 1997 and a continuing economic slump in Hawaii, these real estate-related investments were placed on nonaccrual status. As of March 12, 2001, all zoned properties have been sold. We are currently pursuing the zoning of all remaining unzoned properties. However, due to the state of Hawaii's economy, which has lagged behind the economic expansion of most of the rest of the United States, it is anticipated that it could be several additional years until we completely dispose of all investments in Hawaii.

   We evaluate our real estate-related investments (including accrued interest) using an estimate of the investments' observable market price, net of estimated selling costs. Because the real estate review process includes estimates involving changing economic conditions and other factors, there can be no assurance that current estimates will prove accurate over time. Real estate-related investments are expected to continue to decline further through future sales and paydowns. Net income could be reduced in future periods if:

      . real estate market conditions worsen in areas where our portfolio is located

      . Kemper's and KILICO's plans with respect to certain projects change, or

      .  necessary construction or zoning permits are not obtained.

   Our only troubled real estate-related investments consisted of loans on nonaccrual status, before reserves and write-downs, totaling $86.3 million and $98.3 million at December 31, 2000 and 1999, respectively. Interest does not accrue on real estate-related investments when it is judged that the likelihood of interest collection is doubtful. Loans on nonaccrual status after reserves and write-downs amounted to $64.3 million and $76.3 million at December 31, 2000 and 1999, respectively. The decrease in nonaccrual loans in 2000, compared with 1999, is due to primarily to sales and paydowns in 2000.

Net investment income

   Our pre-tax net investment income totaled $257.5 million in 2000, compared with $264.6 million in 1999 and $273.5 million in 1998. This includes our share of the operating results from equity investments in real estate consisting of other income less depreciation, interest and other expenses. Such operating results exclude interest expense on loans that are on nonaccrual status. As previously discussed, net investment income in 2000, 1999 and 1998, has been negatively impacted by purchase accounting adjustments.

   Our total foregone investment income before tax on both nonperforming fixed maturity investments and nonaccrual real estate-related investments was as follows:

        Foregone investment income
        (in millions)

                                Year Ended December 31,
                                -----------------------
                                 2000    1999    1998
                                ----    ----    ----
Fixed maturities............... $ --    $ --    $0.3
Real estate-related investments  9.1     9.9     3.2
                                 ----    ----    ----
       Total................... $9.1    $9.9    $3.5
                                 ====    ====    ====

   Foregone investment income is primarily due to certain real estate-related investments that have been placed on nonaccrual status. Any increase in nonperforming securities, and either worsening or stagnant real estate conditions, would increase the expected adverse effect on future investment income and realized investment results.

Realized investment results

   Net income reflects after-tax realized investment losses of $5.4 million and $6.2 million in 2000 and 1999, respectively, and after-tax realized investment gains of $33.7 million in 1998. Included in the 1999 after-tax realized investment losses are trading account security losses of $4.7 million. As previously discussed, we segregated a portion of the General Account investment portfolio in the first eleven months of 1999 into a "trading" account under FAS
115. FAS 115 mandates that assets held in a trading account be valued at fair value, with changes in fair value flowing through the income statement as realized capital gains and losses. Also, as previously discussed, effective December 1, 1999, we no longer designated a portion of the General Account investment portfolio as "trading". As a result, all investments previously designated as "trading" are currently classified as available for sale and changes in fair value to the FWA and the assets supporting the FWA no longer flow through operating results.

   Unrealized gains and losses on fixed maturity investments that are available for sale are not reflected in net income. These changes in unrealized value are recorded as a component of accumulated other comprehensive income, net of any applicable income taxes. If, and to the extent, a fixed maturity investment suffers an other-than-temporary decline in value, however, the security is written down to net realizable value, and the write-down adversely impacts net income. Pre-tax write-downs due to other-than-temporary decline in value amounted to $11.4 million, $0.1 million and $4.4 million for the years ended December 31, 2000, 1999 and 1998, respectively.

   We regularly monitor our investment portfolio and as part of this process review the assets for possible impairments of carrying value. Because the review process includes estimates involving changing economic conditions and other factors, there can be no assurance that current estimates will prove accurate over time.

   See Note 1, "Summary of Significant Accounting Policies", in the Notes to Consolidated Financial Statements for information regarding derivative investments.

Interest rates

   During 1998, the Federal Open Market Committee ("FOMC") lowered interest rates three times. This trend was reversed in 1999 when the FOMC raised rates three times over the course of the year, resulting in a flatter yield curve due to higher short-term interest rates. The FOMC continued its tightening campaign in 2000 by raising rates 100 basis points. The resultant slowing of the economy, combined with treasury buy back announcements, kept the yield curve inverted for most of the year. The curve began re-steepening near the end of the year as rates declined and the market began to price in future FOMC easings, resulting in a decrease in unrealized fixed maturity investment losses during 2000.

   When maturing or sold investments are reinvested at lower yields in a low interest rate environment, we can adjust crediting rates on fixed annuities and other interest-bearing liabilities. However, competitive conditions and contractual commitments do not always permit the reduction in crediting rates to fully or immediately reflect reductions in investment yield. This can result in narrower spreads.

   A rising interest rate environment can increase net investment income as well as contribute to both realized and unrealized fixed maturity investment losses. A declining interest rate environment can decrease net investment income as well as contribute to both realized and unrealized fixed maturity investment gains. Also, lower renewal crediting rates on annuities, compared with competitors' higher new money crediting rates, have influenced certain annuity holders to seek alternative products. We mitigate this risk somewhat by charging surrender fees, which decrease over time, when annuity holders withdraw funds prior to maturity on certain annuity products. Approximately 32 percent of the fixed and variable annuity liabilities as of December 31, 2000, however, were no longer subject to significant surrender fees.

LIQUIDITY AND CAPITAL RESOURCES

   We carefully monitor cash and short-term investments to maintain adequate balances for timely payment of policyholder benefits, expenses, taxes and policyholder's account balances. In addition, regulatory authorities establish minimum liquidity and capital standards. The major ongoing sources of liquidity are deposits for fixed annuities, premium income, investment income, separate account fees, other operating revenue and cash provided from maturing or sold investments.

Ratings

   Ratings are an important factor in establishing the competitive position of life insurance companies. Rating organizations continue to review the financial performance and condition of life insurers and their investment portfolios. Any reductions in our claims-paying ability or financial strength ratings could result in our products being less attractive to consumers. Any reductions in our parent's ratings could also adversely impact our financial flexibility.

   Ratings reductions for Kemper or its subsidiaries and other financial events can also trigger obligations to fund certain real estate-related commitments to take out other lenders. In such events, those lenders can be expected to renegotiate their loan terms, although they are not contractually obligated to do so.

   Each rating is subject to revision or withdrawal at any time by the assigning organization and should be evaluated independently of any other rating.

   During 1999, we received rating upgrades from both A.M. Best and Standard & Poor's, primarily due to the perceived long-term strategic benefit of the merger and the increased financial strength of Zurich and Zurich Life.

Stockholder's equity

   Stockholder's equity totaled $730.1 million at December 31, 2000, compared with $630.0 million at December 31, 1999 and $853.9 million at December 31, 1998. The increase in stockholder's equity in 2000 was primarily due to an increase in accumulated other comprehensive income of $88.1 million and net income of $48.3 million, offset by dividends of $36.3 million paid to Kemper. The increase in accumulated other comprehensive income was primarily related to unrealized appreciation of the fixed maturity investment portfolio due to declining interest rates during 2000.

   The decrease in stockholder's equity in 1999 was primarily due to a decrease in accumulated other comprehensive income (loss) of $153.8 million and dividends of $115.0 million paid to Kemper during 1999. This decrease was offset by net income of $44.9 million. The decrease in accumulated other comprehensive income (loss) was primarily related to the unrealized depreciation of the fixed maturity investment portfolio due to rising interest rates during 1999.

Emerging issues:

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard 133, ("SFAS 133") Accounting for Derivative Instruments and Hedging Activities. Statement of Financial Accounting Standard 137, Deferral of the Effective Date of FASB Statement No. 133 delayed implementation of SFAS 133 until fiscal years beginning January 1, 2001. Statement of Financial Accounting Standard 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133, ("SFAS 138"), further clarified the accounting treatment of certain derivative instruments. We have adopted SFAS 133 and SFAS 138 in the fourth quarter of 2000.

                   KILICO'S DIRECTORS AND EXECUTIVE OFFICERS

                Name and Age
            Position with KILICO
              Year of Election                 Other Business Experience During Past 5 Years or More
            --------------------               -----------------------------------------------------
Gale K. Caruso (43)                            President and Chief Executive Officer of Federal Kemper Life
  President and Chief Executive Officer        Assurance Company ("FKLA"), Fidelity Life Association
  since June 1999. Director since July 1999.   ("FLA") and Zurich Life Insurance Company of America
                                               ("ZLICA"). President and Chief Executive Officer of Zurich
                                               Direct, Incorporated ("ZD") since April 2000. Director of
                                               FKLA, FLA and ZLICA since July 1999 and of ZD since March
                                               2000. President and Chief Executive Officer of Zurich Kemper
                                               Life Insurance Company of New York ("ZKLICONY") since
                                               April 2000 and Director since October 1999. Chairman and
                                               Director of Investors Brokerage Services, Inc. ("IBS") since May
                                               2000 and of Investors Brokerage Services Insurance Agency,
                                               Inc. ("IBSIA") since March 2000. Chairman and Director of
                                               PMG Asset Management, Inc. ("PMGAM"), PMG Life Agency
                                               Inc. ("PMGLA"), PMG Marketing, Inc. ("PMG Marketing")
                                               and PMG Securities Corporation ("PMG Securities") since
                                               March 2000. Executive Vice President and Director of Kemper
                                               Corporation ("Kemper") since February 2000. Chairman,
                                               President and Chief Executive Officer of Scudder Canada
                                               Investor Services, Ltd. from 1995 to June 1999. Managing
                                               Director of Scudder Kemper Investments, Inc. from July 1986 to June 1999.

Eliane C. Frye (53)                            Executive Vice President of FKLA and FLA since March 1995.
  Executive Vice President since March         Executive Vice President of ZLICA and ZD since March 1996.
  1995. Director since May 1998.               Executive Vice President of ZKLICONY since April 2000 and
                                               Director since October 1999. Director of FLA since December
                                               1997. Director of FKLA and ZLICA since May 1998. Director
                                               of ZD from March 1996 to March 1997. Director of IBS and
                                               IBSIA since 1995.

Frederick L. Blackmon (49)                     Executive Vice President of FKLA, FLA, ZLICA and ZD since
  Executive Vice President since June 2000.    June 2000. Chief Financial Officer of FKLA since December
  Chief Financial Officer since December       1995. Chief Financial Officer of FLA since January 1996. Chief
  1995. Director since January 2001.           Financial Officer of ZLICA and ZD since March 1996. Senior
                                               Vice President and Chief Financial Officer of ZKLICONY since
                                               April 2000. Director of FKLA and ZLICA since January 2001.
                                               Senior Vice President of KILICO and FKLA from December
                                               1995 to June 2000. Senior Vice President of FLA from January
                                               1996 to June 2000. Senior Vice President of ZLICA and ZD
                                               from March 1996 to June 2000. Director of FLA since May
                                               1998. Director of ZD from March 1996 to March 1997 and
                                               since January 2001. Chief Financial Officer of Kemper since
                                               January 1996. Treasurer of Kemper from January 1996 to
                                               February 2000.

Russell M. Bostick (43)                        Executive Vice President of FKLA, FLA, ZLICA and ZD since
  Executive Vice President since June 2000.    June 2000. Chief Information Officer of FKLA, FLA, ZLICA
  Chief Information Officer since April        and ZD since April 1998. Senior Vice President and Chief
  1998.                                        Information Officer of ZKLICONY since April 2000. Senior
                                               Vice President of FKLA, FLA, ZLICA and ZD from March
                                               1999 to June 2000. Vice President of FKLA, FLA, KILICO,
                                               ZLICA and ZD from April 1998 to March 1999. Chief
                                               Technology Officer of Corporate Software & Technology from
                                               June 1997 to April 1998. Vice President, Information
                                               Technology Department of CAN Insurance Companies from
                                               January 1995 to June 1997.

               Name and Age
           Position with KILICO
             Year of Election                 Other Business Experience During Past 5 Years or More
           --------------------               -----------------------------------------------------
James C. Harkensee (42)                       Executive Vice President of FKLA, FLA, ZLICA and ZD since
  Executive Vice President since June 2000.   June 2000. Senior Vice President of ZKLICONY since April
                                              2000 and Director since October 1999. Senior Vice President of
                                              KILICO, FKLA and FLA from January 1996 to June 2000.
                                              Senior Vice President of ZLICA and ZD from 1995 to June
                                              2000. Director of ZD from April 1993 to March 1997 and
                                              since March 1998.

James E. Hohmann (45)                         Executive Vice President of FKLA, FLA, ZLICA and ZD since
  Executive Vice President since June 2000.   June 2000. Senior Vice President of ZKLICONY since April
  Director since May 1998.                    2000. Senior Vice President of KILICO and FKLA from
                                              December 1995 to June 2000. Chief Actuary of KILICO and
                                              FKLA from December 1995 to January 1999. Senior Vice
                                              President of FLA from January 1996 to June 2000. Chief
                                              Actuary of FLA from January 1996 to January 1999. Senior
                                              Vice President of ZLICA and ZD from March 1996 to June
                                              2000. Chief Actuary of ZLICA and ZD from March 1996 to
                                              January 1999. Director of FLA since June 1997. Director of
                                              FKLA and ZLICA since May 1998. Director of ZD from March
                                              1996 to March 1997.

Edward K. Loughridge (46)                     Executive Vice President of FKLA, FLA, ZLICA and ZD since
  Executive Vice President since June 2000.   June 2000. Corporate Development Officer of FKLA and FLA
  Corporate Development Officer since         since January 1996. Corporate Development Officer for ZLICA
  January 1996.                               and ZD since March 1996. Senior Vice President and Corporate
                                              Development Officer of ZKLICONY since April 2000. Senior
                                              Vice President of KILICO, FKLA and FLA from January 1996
                                              to June 2000. Senior Vice President of ZLICA and ZD from
                                              March 1996 to June 2000.

Debra P. Rezabek (45)                         Executive Vice President of FKLA, FLA, ZLICA and ZD since
  Executive Vice President since June 2000.   June 2000. General Counsel of FKLA and FLA since 1992.
  General Counsel since May 1993.             General Counsel ZLICA and ZD since March 1996. Corporate
  Corporate Secretary since January 1996.     Secretary of FKLA and FLA since January 1996. Corporate
  Director since January 2001.                Secretary of ZLICA and ZD since March 1996. Director of
                                              FKLA and ZLICA since January 2001. Senior Vice President of
                                              KILICO, FKLA, FLA, ZLICA and ZD from March 1996 to
                                              June 2000.Director of FLA since May 1998. Director of ZD
                                              from March 1996 to March 1997. Senior Vice President,
                                              General Counsel and Corporate Secretary of ZKLICONY since
                                              April 2000. Secretary of IBS and IBSIA since 1993. Secretary of
                                              PMGAM, PMGLA, PMG Marketing and PMG Securities since
                                              March 2000. Director of Government Affairs of FKLA and FLA
                                              from 1992 to April 1997 and of KILICO from 1993 to April
                                              1997. Assistant Secretary of Kemper since January 1996.

Edward L. Robbins (61)                        Executive Vice President of FKLA, FLA, ZLICA and ZD since
  Executive Vice President since June 2000.   June 2000. Chief Actuary of FKLA, FLA, ZLICA and ZD since
  Chief Actuary since March 1999.             March 1999. Senior Vice President and Chief Actuary of
                                              ZKLICONY since April 2000. Senior Vice President of
                                              KILICO, FKLA, FLA, ZLICA and ZD from March 1999 to
                                              June 2000. Senior Actuary of FKLA, FLA, KILICO, ZLICA and
                                              ZD from July 1998 to March 1999. Principal of KPMG Peat
                                              Marwick LLP from May 1984 to July 1998.

Ivor K. H. Tham (38)                          Executive Vice President of FKLA, FLA and ZLICA since
  Executive Vice President since September    September 2000 and of ZD since January 2001. Vice President
  2000.                                       of Mass Mutual Financial from 1999 to September 2000.
                                              Assistant Vice President of Times Publishing Ltd. from 1994 to
                                              1999.

               Name and Age
           Position with KILICO
             Year of Election                 Other Business Experience During Past 5 Years or More
           --------------------               -----------------------------------------------------
George Vlaisavljevich (58)                    Executive Vice President of FKLA, FLA, ZLICA and ZD since
  Executive Vice President since June 2000.   June 2000. Senior Vice President of KILICO, FKLA, FLA and
                                              ZLICA since October 1996. Senior Vice President of ZD since
                                              March 1997. Senior Vice President of ZKLICONY since April
                                              2000. Director of IBS and IBSIA since October 1996. Director of PMGAM, PMGLA, PMG Marketing and PMG Securities
                                              since March 2000. Executive Vice President of The Copeland
                                              Companies from April 1983 to September 1996.

Martin D. Feinstein (52)                      Chairman of the Board of FKLA, FLA and ZLICA since
  Chairman of the Board since January         January 2001. Chairman of the Board of Farmers Group, Inc.
  2001.                                       ("FGI") since November 1997 and President since January
                                              1995. Chief Executive Officer of FGI since January 1995 and
                                              Director since February 1995. Member of Group Management
                                              Board of Zurich Financial Services since March 1998. Director of Zurich Scudder Investments, Inc. since January 2001.
                                              Director of Farmers New World Life. Chief Operating Officer
                                              of FGI from January 1995 to January 1997. Director of B.A.T.
                                              from January 1997 to September 1998.

                            EXECUTIVE COMPENSATION

                          SUMMARY COMPENSATION TABLE

                                                                        Long Term
                                                                       Compensation
                                    Annual Compensation                   Awards
                                   ---------------------              --------------
                                                            Other       Long Term
                                                            Annual    Incentive Plan  All Other
                                                         Compensation    Payouts     Compensation
Name and Principal Position   Year Salary($) Bonus($)(2)    ($)(3)        ($)(2)        ($)(4)
---------------------------   ---- --------- ----------- ------------ -------------- ------------
Gale K. Caruso............... 2000 $179,500   $ 91,920     $10,866       $126,720      $14,094
 Chief Executive Officer(1)   1999   91,636     93,840      23,088        117,600        4,800

Frederick L. Blackmon........ 2000  109,760     50,715       7,060         51,695       11,637
 Executive Vice President and 1999  113,420     62,805      20,545         90,630       13,640
 Chief Financial Officer(1)   1998   94,160     63,800          --         78,540        8,977

George Vlaisavljevich........ 2000  260,000    116,500      17,493        126,000       30,750
 Executive Vice President(1)  1999  260,000    152,500          --        208,000       30,600
                              1998  260,000    146,000          --        216,600       23,236

James E. Hohmann............. 2000  252,200    119,310      15,105        117,855       29,197
 Executive Vice President(1)  1999  237,650    141,620          --        190,120       31,767
                              1998   88,400     71,175          --         79,560        7,823

Edward Robbins............... 2000  110,250     52,185       6,382              0       11,937
 Executive Vice President and 1999   90,000         --       4,575             --        4,625
 Chief Actuary(1)             1998   29,538         --          --             --           --

--------
(1) Also served in same positions for FKLA, ZLICA and FLA. An allocation of the time devoted to duties as executive officer of KILICO has been made. All compensation items reported in the Summary Compensation Table reflect this allocation.
(2)Annual bonuses are paid pursuant to annual incentive plans.
(3)The amounts disclosed in this column include:
   (a) The taxable benefit from personal use of an employer-provided automobile and certain estate planning services facilitated for executives.
    (b)Relocation expense reimbursements of $18,574 in 1999 for Ms. Caruso.
(4)The amounts in this column include:
   (a) The amounts of employer contributions allocated to the accounts of the named persons under profit sharing plans or under supplemental plans maintained to provide benefits in excess of applicable ERISA limitations.
    (b)Distributions from the Kemper and FKLA supplemental plans.

            TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION

   The Statement of Additional Information, Table of Contents is: Services to the Separate Account; Performance Information of Subaccounts; State Regulation; Experts; Financial Statements; Appendix A Table of Hypothetical Accumulation Unit Values and Performance Information; and Appendix B State Premium Tax Chart. Please read the Statement of Additional Information in conjunction with this Prospectus.

                             FINANCIAL STATEMENTS

   The financial statements of Kemper Investors Life Insurance Company that are included in this Prospectus should be considered primarily as bearing on our ability to meet our obligations under the Contracts. The Contracts are not entitled to participate in our earnings, dividends or surplus.

   The unaudited financial statements as of June 30, 2001, appearing on pages 86-91 of this Prospectus, supplement the audited financial statements of Kemper Investors Life Insurance Company and Subsidiaries as of December 31, 2000, appearing on pages 93-119 of this Prospectus.

           KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                       (in thousands, except share data)

                                                                                     June 30,
                                                                                       2001      December 31,
                                                                                    (unaudited)      2000
                                                                                    -----------  ------------
Assets
Investments:
Fixed maturities, available for sale, at fair value (amortized cost: June 30, 2001,
  $3,181,029; December 31, 2000, $3,189,719)....................................... $ 3,181,894  $ 3,157,169
Equity securities (cost: June 30, 2001 and December 31, 2000, $65,473).............      65,893       63,879
Short-term investments.............................................................      17,233       15,900
Joint venture mortgage loans.......................................................      67,571       67,473
Third-party mortgage loans.........................................................      64,605       63,476
Other real estate-related investments..............................................       8,586        9,468
Policy loans.......................................................................     248,570      256,226
Other invested assets..............................................................      22,394       21,792
                                                                                    -----------  -----------
   Total investments...............................................................   3,676,746    3,655,383
Cash...............................................................................      28,197       34,101
Accrued investment income..........................................................     138,496      134,585
Reinsurance recoverable............................................................     250,784      310,183
Deferred insurance acquisition costs...............................................     288,323      240,801
Value of business acquired.........................................................      83,249       95,621
Goodwill...........................................................................     184,791      191,163
Other intangible assets............................................................       6,640        4,531
Deferred income taxes..............................................................     130,221      120,781
Receivable on sales of securities..................................................       2,100        8,286
Other assets and receivables.......................................................      22,848       31,569
Assets held in separate accounts...................................................  11,783,224   11,179,639
                                                                                    -----------  -----------
   Total assets.................................................................... $16,595,619  $16,006,643
                                                                                    ===========  ===========
Liabilities and Stockholder's Equity
Liabilities
Future policy benefits............................................................. $ 3,557,570  $ 3,588,140
Other policyholder benefits and funds payable......................................     409,192      399,585
Other accounts payable and liabilities.............................................      79,819      109,152
Liabilities related to separate accounts...........................................  11,783,224   11,179,639
                                                                                    -----------  -----------
   Total liabilities...............................................................  15,829,805   15,276,516
                                                                                    -----------  -----------
Commitments and contingent liabilities
Stockholder's equity
Capital stock--$10 par value, authorized 300,000 shares; outstanding 250,000 shares
Additional paid-in capital.........................................................       2,500        2,500
Accumulated other comprehensive loss...............................................     804,347      804,347
Retained deficit...................................................................        (482)     (32,718)
                                                                                        (40,551)     (44,002)
                                                                                    -----------  -----------
   Total stockholder's equity......................................................     765,814      730,127
                                                                                    -----------  -----------
   Total liabilities and stockholder's equity...................................... $16,595,619  $16,006,643
                                                                                    ===========  ===========

   See accompanying notes to consolidated financial statements

           KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                          (in thousands) (unaudited)

                                                          Six Months Ended
                                                              June 30,
                                                         ------------------
                                                           2001      2000
                                                         --------  --------
    Revenue
    Net investment income............................... $126,820  $130,564
    Realized investment gains (losses)..................   10,203    (2,281)
    Premium income......................................      163    10,263
    Separate account fees and charges...................   34,761    39,465
    Other income........................................   17,485   13 ,083
                                                         --------  --------
       Total revenue....................................  189,432   191,094
                                                         --------  --------
    Benefits and Expenses
    Interest credited to policyholders..................   78,116    76,283
    Claims incurred and other policyholder benefits.....    7,835     7,365
    Taxes, licenses and fees............................    5,974    15,175
    Commissions.........................................   77,740    53,519
    Operating expenses..................................   32,893    29,345
    Deferral of insurance acquisition costs.............  (70,520)  (51,747)
    Amortization of deferred insurance acquisition costs   22,825    10,084
    Amortization of value of business acquired..........    9,950     8,749
    Amortization of goodwill............................    6,372     6,372
    Amortization of other intangible assets.............      581       122
                                                         --------  --------
       Total benefits and expenses......................  171,766   155,267
                                                         --------  --------
    Income before income tax expense....................   17,666    35,827
    Income tax expense (benefit)
    Current.............................................   12,747    20,122
    Deferred............................................   (8,532)   (4,796)
                                                         --------  --------
       Total income tax expense.........................    4,215    15,326
                                                         --------  --------
       Net income....................................... $ 13,451  $ 20,501
                                                         ========  ========

   See accompanying notes to consolidated financial statements.

           KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                (in thousands)
                                  (unaudited)

                                                                                       Six Months Ended
                                                                                           June 30,
                                                                                      ------------------
                                                                                        2001      2000
                                                                                      --------  --------
Net income........................................................................... $ 13,451  $ 20,501
                                                                                      --------  --------
Other comprehensive income (loss), before tax:
Unrealized holding gains (losses) on investments arising during period:
Unrealized holding gains (losses) on investments.....................................   23,038   (22,688)
Adjustment to value of business acquired.............................................   (2,708)   (3,525)
Adjustment to deferred insurance acquisition costs...................................     (194)      107
                                                                                      --------  --------
   Total unrealized holding gains (losses) on investments arising during period......   20,136   (26,106)
                                                                                      --------  --------
Less reclassification adjustments for items included in net income:
Adjustment for gains included in realized investment gains (losses)..................   (8,167)   (2,312)
Adjustment for amortization of premium on fixed maturities included in net investment
  income.............................................................................   (2,720)   (2,403)
Adjustment for (gains) losses included in amortization of value of business acquired.     (285)       27
Adjustment for gains included in amortization of deferred insurance acquisition costs      (20)   (1,865)
                                                                                      --------  --------
   Total reclassification adjustments for items included in net income...............  (11,192)   (6,553)
                                                                                      --------  --------
Other comprehensive income (loss), before related income tax benefit.................   31,328   (19,553)
Related income tax benefit...........................................................     (908)     (553)
                                                                                      --------  --------
   Other comprehensive income (loss), net of tax.....................................   32,236   (19,000)
                                                                                      --------  --------
   Comprehensive income (loss)....................................................... $ 45,687  $  1,501
                                                                                      ========  ========

   See accompanying notes to consolidated financial statements.

           KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                (in thousands)
                                  (unaudited)

                                                                                   Six Months Ended June 30,
                                                                                   ------------------------
                                                                                      2001          2000
                                                                                    ---------     ---------
Cash flows from operating activities
Net income........................................................................ $  13,451     $  20,501
Reconcilement of net income to net cash provided:
   Realized investment (gains) losses.............................................   (10,203)        2,281
   Interest credited and other charges............................................    80,469        73,981
   Deferred insurance acquisition costs, net......................................   (47,695)      (41,663)
   Amortization of value of business acquired.....................................     9,950         8,749
   Amortization of goodwill.......................................................     6,372         6,372
   Amortization of discount and premium on investments............................     2,720         2,607
   Amortization of other intangible assets........................................       581           122
   Deferred income taxes..........................................................    (8,530)       (4,797)
   Net change in current federal income taxes.....................................    20,528         2,236
   Benefits and premium taxes due related to separate account business-owned life
     insurance....................................................................    10,072       (13,945)
   Payable to affiliates..........................................................   (30,783)       13,694
   Other, net.....................................................................   (11,464)       (2,354)
                                                                                    ---------     ---------
       Net cash flow from operating activities....................................    35,468        67,784
                                                                                    ---------     ---------
Cash flows from investing activities
Cash from investments sold or matured:
   Fixed maturities held to maturity..............................................    81,952        64,999
   Fixed maturities sold prior to maturity........................................   770,972       314,546
   Equity securities..............................................................        --         1,104
   Mortgage loans, policy loans and other invested assets.........................    33,488        33,945
Cost of investments purchased or loans originated:
   Fixed maturities...............................................................  (836,894)     (188,726)
   Equity securities..............................................................        --        (1,263)
   Mortgage loans, policy loans and other invested assets.........................   (24,423)      (26,230)
   Investment in subsidiaries.....................................................      (748)       (4,899)
Short-term investments, net.......................................................    (1,333)         (312)
Net change in receivable and payable for securities transactions..................    12,831            --
Net change in other assets........................................................      (761)       (2,462)
                                                                                    ---------     ---------
       Net cash from investing activities.........................................    35,084       190,702
                                                                                    ---------     ---------
Cash flows from financing activities
Policyholder account balances:
   Deposits.......................................................................   333,225       234,489
   Withdrawals....................................................................  (384,865)     (473,258)
Dividends paid to parent..........................................................   (10,000)      (20,000)
Cash overdrafts...................................................................   (14,816)        3,335
                                                                                    ---------     ---------
       Net cash used in financing activities......................................   (76,456)     (255,434)
                                                                                    ---------     ---------
Net increase (decrease) in cash...................................................    (5,904)        3,052
Cash, beginning of period.........................................................    34,101        12,015
                                                                                    ---------     ---------
Cash, end of period............................................................... $  28,197     $  15,067
                                                                                    =========     =========

   See accompanying notes to consolidated financial statements.

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


1. Kemper Investors Life Insurance Company is incorporated under the insurance laws of the State of Illinois and is licensed in the District of Columbia and all states, except New York. Zurich Kemper Life Insurance Company of New York, a newly formed, wholly-owned subsidiary, received its license from the state of New York early in 2001 and began writing business in May of 2001. Kemper Investors Life Insurance Company and its subsidiaries (collectively, "KILICO" or "the Company"), is a wholly-owned subsidiary of Kemper Corporation ("Kemper"), a non-operating holding company.

2. In the opinion of management, all necessary adjustments consisting of normal recurring accruals have been made for a fair statement of the results of KILICO for the periods included in these financial statements. These financial statements should be read in conjunction with the financial statements and related notes in the 2000 Annual Report on Form 10-K.

   The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

3. KILICO, Federal Kemper Life Assurance Company ("FKLA"), Zurich Life Insurance Company of America ("ZLICA"), and Fidelity Life Association ("FLA"), operate under the trade name Zurich Life ("ZL"), formerly known as Zurich Kemper Life. For purposes of operating segment disclosure, Zurich Life also includes the operations of Zurich Direct, Inc., an affiliated direct marketing agency and excludes FLA, as it is owned by its policyholders.Zurich Life is segregated by Strategic Business Unit ("SBU"). The SBU concept has each SBU concentrate on a specific customer market. The SBU is the focal point of Zurich Life because it is at the SBU level that Zurich Life can clearly identify customer segments and then work to understand and satisfy the needs of each customer. The contributions of Zurich Life's SBUs to consolidated revenues, operating results and certain balance sheet data pertaining thereto, are shown in the following tables on the basis of accounting principles generally accepted in the United States of America.

   Zurich Life is segregated into the Life Brokerage, Financial Institutions ("Financial"), Retirement Solutions Group ("RSG") and Direct SBUs. The SBUs are not managed at the legal entity level, but rather at the Zurich Life level. Zurich Life's SBUs cross legal entity lines, as certain similar products are sold by more than one legal entity. The vast majority of KILICO's business is derived from the Financial and RSG SBUs.

   Summarized financial information for Zurich Life's SBUs are as follows:

As of and for the period ending June 30, 2001:
(in thousands)

                                           Life
                                         Brokerage  Financial     RSG       Direct      Total
                                         ---------- ---------- ----------  --------  -----------
Total revenues.......................... $  148,534 $  136,606 $   76,769  $ 34,662  $   396,571
                                         ========== ========== ==========  ========  ===========
Net income (loss)....................... $   30,818 $   16,015 $   (1,285) $ (2,586) $    42,962
                                         ========== ========== ==========  ========  ===========
Future policy benefits.................. $1,906,879 $2,943,507 $1,336,978  $113,561  $ 6,300,925
                                         ========== ========== ==========  ========  ===========
Liabilities related to separate accounts $   23,897 $9,434,789 $2,324,538  $     --  $11,783,224
                                         ========== ========== ==========  ========  ===========


                                                                                          Liabilities
                                                                       Net       Future   Related to
                                                                      Income     Policy    Separate
                                                             Revenue  (Loss)    Benefits   Accounts
                                                             -------- -------  ---------- -----------
Total revenue, net income, future policy benefits and
  liabilities related to separate accounts, respectively, of
  ZL from above............................................. $396,571 $42,962  $6,300,925 $11,783,224
Less:
Revenue, net income & selected liabilities of FKLA..........  152,569  27,159   2,395,831          --
Revenue, net income & selected liabilities of ZLICA.........   31,714   7,410     347,524          --
Revenue, net loss & selected liabilities of Zurich Direct...   22,856  (5,058)         --          --
                                                             -------- -------  ---------- -----------
Totals per the Company's consolidated financial
  statements................................................ $189,432 $13,451  $3,557,570 $11,783,224
                                                             ======== =======  ========== ===========

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


As of and for the period ending June 30, 2000:
(in thousands)

                                           Life
                                         Brokerage  Financial     RSG     Direct      Total
                                         ---------- ---------- ---------- -------  -----------
Total revenues.......................... $  173,306 $  118,678 $   79,711 $33,662  $   405,357
                                         ========== ========== ========== =======  ===========
Net income (loss)....................... $   12,306 $   10,007 $    8,254 $  (531) $    30,036
                                         ========== ========== ========== =======  ===========
Future policy benefits.................. $2,025,741 $2,579,354 $1,503,707 $51,359  $ 6,160,161
                                         ========== ========== ========== =======  ===========
Liabilities related to separate accounts $   23,474 $7,996,368 $2,888,476 $    --  $10,908,318
                                         ========== ========== ========== =======  ===========

                                                                                             Liabilities
                                                                       Net                   Related to
                                                                      Income   Future Policy  Separate
                                                             Revenue  (Loss)     Benefits     Accounts
                                                             -------- -------  ------------- -----------
Total revenue, net income (loss), future policy benefits and liabilities related to separate accounts, respectively, of
  ZL from above............................................. $405,357 $30,036   $6,160,161   $10,908,318
Less:
Revenue, net income & selected liabilities of FKLA..........  163,427  11,542    2,311,583            --
Revenue, net income & selected liabilities of ZLICA.........   27,680   5,138      316,139            --
Revenue, net loss & selected liabilities of Zurich Direct...   23,156  (7,145)          --            --
                                                             -------- -------   ----------   -----------
Totals per the Company's consolidated financial
  statements................................................ $191,094 $20,501   $3,532,439   $10,908,318
                                                             ======== =======   ==========   ===========

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of Kemper Investors Life Insurance Company:

   In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Kemper Investors Life Insurance Company and its subsidiaries (the "Company") at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
March 23, 2001

           KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                       (in thousands, except share data)

                                                                             December 31, December 31,
                                                                                 2000         1999
                                                                             ------------ ------------
Assets
Fixed maturities, available for sale, at fair value (amortized cost:
  December 31, 2000, $3,189,719; December 31, 1999, $3,397,188)............. $ 3,157,169  $ 3,276,017
Equity securities (cost: December 31, 2000, $65,473;
  December 31, 1999, $65,235)...............................................      63,879       61,592
Short-term investments......................................................      15,900       42,391
Joint venture mortgage loans................................................      67,473       67,242
Third-party mortgage loans..................................................      63,476       63,875
Other real estate-related investments.......................................       9,468       20,506
Policy loans................................................................     256,226      261,788
Other invested assets.......................................................      21,792       25,621

                                                                             -----------  -----------
   Total investments........................................................   3,655,383    3,819,032
Cash........................................................................      34,101       12,015
Accrued investment income...................................................     134,585      127,219
Goodwill....................................................................     191,163      203,907
Value of business acquired..................................................      95,621      119,160
Other intangible assets.....................................................       4,531           --
Deferred insurance acquisition costs........................................     240,801      159,667
Deferred income taxes.......................................................     120,781       93,502
Reinsurance recoverable.....................................................     310,183      309,696
Receivable on sales of securities...........................................       8,286        3,500
Other assets and receivables................................................      31,569       29,950
Assets held in separate accounts............................................  11,179,639    9,778,068

                                                                             -----------  -----------
   Total assets............................................................. $16,006,643  $14,655,716

                                                                             ===========  ===========
Liabilities
Future policy benefits...................................................... $ 3,588,140  $ 3,718,833
Other policyholder benefits and funds payable...............................     399,585      457,328
Other accounts payable and liabilities......................................     109,152       71,482
Liabilities related to separate accounts....................................  11,179,639    9,778,068

                                                                             -----------  -----------
   Total liabilities........................................................  15,276,516   14,025,711

                                                                             -----------  -----------
Commitments and contingent liabilities
Stockholder's equity
Capital stock--$10 par value, authorized 300,000 shares; outstanding 250,000
  shares....................................................................       2,500        2,500
Additional paid-in capital..................................................     804,347      804,347
Accumulated other comprehensive loss........................................     (32,718)    (120,819)
Retained deficit............................................................     (44,002)     (56,023)

                                                                             -----------  -----------
   Total stockholder's equity...............................................     730,127      630,005

                                                                             -----------  -----------
   Total liabilities and stockholder's equity............................... $16,006,643  $14,655,716

                                                                             ===========  ===========

   See accompanying notes to consolidated financial statements.

           KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                (in thousands)

                                                    Year Ended December 31,
                                                 -----------------------------
                                                   2000       1999      1998
                                                 ---------  --------  --------
 Revenue
 Net investment income.......................... $ 257,470  $264,640  $273,512
 Realized investment gains (losses).............    (8,277)   (9,549)   51,868
 Premium income.................................     8,394    21,990    22,346
 Separate account fees and charges..............    68,293    74,715    61,982
 Other income...................................    35,030    11,623    10,031

                                                 ---------  --------  --------
    Total revenue...............................   360,910   363,419   419,739

                                                 ---------  --------  --------
 Benefits and Expenses
 Interest credited to policyholders.............   152,289   162,243   176,906
 Claims incurred and other policyholder benefits    13,718    18,185    28,029
 Taxes, licenses and fees.......................    17,861    30,234    30,292
 Commissions....................................   114,162    67,555    39,046
 Operating expenses.............................    61,671    45,989    44,575
 Deferral of insurance acquisition costs........  (104,608)  (69,814)  (46,565)
 Amortization of insurance acquisition costs....    23,231     5,524    12,082
 Amortization of value of business acquired.....    19,926    12,955    17,677
 Amortization of goodwill.......................    12,744    12,744    12,744
 Amortization of other intangible assets........       368        --        --

                                                 ---------  --------  --------
    Total benefits and expenses.................   311,362   285,615   314,786

                                                 ---------  --------  --------
 Income before income tax expense...............    49,548    77,804   104,953
 Income tax expense.............................     1,247    32,864    39,804

                                                 ---------  --------  --------
    Net income.................................. $  48,301  $ 44,940  $ 65,149

                                                 =========  ========  ========

   See accompanying notes to consolidated financial statements.

           KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                (in thousands)

                                                                               Year Ended December 31,
                                                                            -----------------------------
                                                                              2000      1999       1998
                                                                            --------  ---------  --------
Net income................................................................. $ 48,301  $  44,940  $ 65,149
                                                                            --------  ---------  --------
Other comprehensive income (loss), before tax:
Unrealized holding gains (losses) on investments arising during period:
Unrealized holding gains (losses) on investments...........................   61,487   (180,267)   25,372
Adjustment to value of business acquired...................................   (3,400)    12,811    (9,332)
Adjustment to deferred insurance acquisition costs.........................     (230)     5,726    (2,862)

                                                                            --------  ---------  --------
   Total unrealized holding gains (losses) on investments arising during
     period................................................................   57,857   (161,730)   13,178

                                                                            --------  ---------  --------
Less reclassification adjustments for items included in net income:
Adjustment for (gains) losses included in realized investment gains
  (losses).................................................................  (24,583)    16,651     6,794
Adjustment for amortization of premium on fixed maturities included in
  net investment income....................................................   (4,538)   (10,533)  (17,064)
Adjustment for (gains) losses included in amortization of value of business
  acquired.................................................................      214       (454)   (7,378)
Adjustment for (gains) losses included in amortization of insurance
  acquisition costs........................................................       13      1,892      (463)

                                                                            --------  ---------  --------
   Total reclassification adjustments for items included in net income.....  (28,894)     7,556   (18,111)

                                                                            --------  ---------  --------
Other comprehensive income (loss), before related income tax expense
  (benefit)................................................................   86,751   (169,286)   31,289
Related income tax expense (benefit).......................................   (1,350)   (15,492)   10,952

                                                                            --------  ---------  --------
   Other comprehensive income (loss), net of tax...........................   88,101   (153,794)   20,337

                                                                            --------  ---------  --------
   Comprehensive income (loss)............................................. $136,402  $(108,854) $ 85,486

                                                                            ========  =========  ========

   See accompanying notes to consolidated financial statements.

           KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                (in thousands)

                                                                       Year Ended December 31,
                                                                   ------------------------------
                                                                     2000       1999       1998
                                                                   ---------  ---------  --------
Capital stock, beginning and end of period........................ $   2,500  $   2,500  $  2,500

                                                                   ---------  ---------  --------
Additional paid-in capital, beginning of period...................   804,347    804,347   806,538
Capital contributions from parent.................................        --         --     4,261
Adjustment to prior period capital contribution from parent.......        --         --    (6,452)
                                                                   ---------  ---------  --------
   End of period..................................................   804,347    804,347   804,347

                                                                   ---------  ---------  --------
Accumulated other comprehensive income (loss), beginning of period  (120,819)    32,975    12,637
Other comprehensive income (loss), net of tax.....................    88,101   (153,794)   20,338

                                                                   ---------  ---------  --------
   End of period..................................................   (32,718)  (120,819)   32,975

                                                                   ---------  ---------  --------
Retained earnings (deficit), beginning of period..................   (56,023)    14,037    43,888
Net income........................................................    48,301     44,940    65,149
Dividends to parent...............................................   (36,280)  (115,000)  (95,000)

                                                                   ---------  ---------  --------
   End of period..................................................   (44,002)   (56,023)   14,037

                                                                   ---------  ---------  --------
       Total stockholder's equity................................. $ 730,127  $ 630,005  $853,859

                                                                   =========  =========  ========

   See accompanying notes to consolidated financial statements.

           KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                (in thousands)

                                                                       Year Ended December 31,
                                                                 -----------------------------------
                                                                   2000        1999         1998
                                                                 ---------  -----------  -----------
Cash flows from operating activities
Net income...................................................... $  48,301  $    44,940  $    65,149
Reconcilement of net income to net cash provided:
   Realized investment (gains) losses...........................     8,277        9,549      (51,868)
   Net change in trading account securities.....................        --      (51,239)      (6,727)
   Interest credited and other charges..........................   142,344      158,557      173,958
   Deferred insurance acquisition costs, net....................   (81,377)     (64,290)     (34,483)
   Amortization of value of business acquired...................    19,926       12,955       17,677
   Amortization of goodwill.....................................    12,744       12,744       12,744
   Amortization of discount and premium on investments..........     4,538       11,157       17,353
   Amortization of other intangible assets......................       368           --           --
   Deferred income taxes........................................   (25,930)     (42,952)     (12,469)
   Net change in current federal income taxes...................   (18,593)     (10,594)     (73,162)
   Benefits and premium taxes due related to separate account
     business-owned life insurance..............................   (61,476)     149,477      123,884
   Other, net...................................................    42,377      (11,901)     (41,477)

                                                                 ---------  -----------  -----------
       Net cash flow from operating activities..................    91,499      218,403      190,579

                                                                 ---------  -----------  -----------
Cash flows from investing activities
Cash from investments sold or matured:
   Fixed maturities held to maturity............................   170,465      335,735      491,699
   Fixed maturities sold prior to maturity......................   589,933    1,269,290      882,596
   Equity securities............................................     1,271       11,379      107,598
   Mortgage loans, policy loans and other invested assets.......    73,177       75,389      180,316
Cost of investments purchased or loans originated:
   Fixed maturities.............................................  (569,652)  (1,455,496)  (1,319,119)
   Equity securities............................................    (1,264)      (8,703)     (83,303)
   Mortgage loans, policy loans and other invested assets.......   (47,109)     (43,665)     (66,331)
   Investment in subsidiaries...................................    (4,899)          --           --
Short-term investments, net.....................................    26,491       15,943      177,723
Net change in receivable and payable for securities transactions    (4,786)          --         (677)
Net change in other assets......................................    (5,141)      (2,725)          --

                                                                 ---------  -----------  -----------
       Net cash from investing activities.......................   228,486      197,147      370,502

                                                                 ---------  -----------  -----------
Cash flows from financing activities
Policyholder account balances:
   Deposits.....................................................   608,363      383,874      180,124
   Withdrawals..................................................  (881,888)    (694,848)    (649,400)
Capital contributions from parent...............................        --           --        4,261
Dividends to parent.............................................   (36,280)    (115,000)     (95,000)
Other...........................................................    11,906        8,953      (11,448)

                                                                 ---------  -----------  -----------
       Net cash used in financing activities....................  (297,899)    (417,021)    (571,463)

                                                                 ---------  -----------  -----------
       Net increase (decrease) in cash..........................    22,086       (1,471)     (10,382)
Cash, beginning of period.......................................    12,015       13,486       23,868

                                                                 ---------  -----------  -----------
Cash, end of period............................................. $  34,101  $    12,015  $    13,486

                                                                 =========  ===========  ===========

   See accompanying notes to consolidated financial statements.

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Basis of presentation

   Kemper Investors Life Insurance Company and subsidiaries (the "Company") issues fixed and variable annuity products, variable life, term life and interest-sensitive life insurance products marketed primarily through a network of financial institutions, securities brokerage firms, insurance agents and financial planners. The Company is licensed in the District of Columbia and all states except New York. The Company is a wholly-owned subsidiary of Kemper Corporation ("Kemper"). Kemper is a wholly-owned subsidiary of Zurich Group Holding ("ZGH" or "Zurich"), a Swiss holding company, formerly known as Zurich Financial Services. ZGH is wholly-owned by Zurich Financial Services ("ZFS"), a new Swiss holding company. ZFS was formerly Zurich Allied AG, which was merged with Allied Zurich p.l.c. in October 2000.

   The financial statements include the accounts of the Company on a consolidated basis. All significant intercompany balances and transactions have been eliminated. Certain reclassifications have been made to the 1999 and 1998 consolidated financial statements in order for them to conform to the 2000 presentation. The accompanying consolidated financial statements of the Company as of and for the years ended December 31, 2000, 1999 and 1998, have been prepared in conformity with accounting principles generally accepted in the United States of America.

Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets or liabilities at the date of the financial statements. As a result, actual results reported as revenue and expenses could differ from the estimates reported in the accompanying financial statements. As further discussed in the accompanying notes to the consolidated financial statements, significant estimates and assumptions affect goodwill, deferred insurance acquisition costs, the value of business acquired, provisions for real estate-related losses and reserves, other-than-temporary declines in values for fixed maturities, the valuation allowance for deferred income taxes and the calculation of fair value disclosures for certain financial instruments.

Goodwill and other intangibles

   The Company reviews goodwill and other intangibles ("intangible assets") to determine if events or changes in circumstances may have affected the recoverability of the outstanding intangible assets as of each reporting period. In the event that the Company determines that the intangible assets are not recoverable, it would amortize such amounts as additional amortization expense in the accompanying financial statements. As of December 31, 2000, the Company believes that no such adjustment is necessary.

   The difference between Zurich's cost of acquiring the Company and the net fair value of the assets and liabilities as of January 4, 1996 was recorded as goodwill. Goodwill is amortized on a straight-line basis over a twenty-year period. Other intangible assets of $4.9 million, recorded in 2000 in connection with the purchase of PMG, are being amortized on a straight-line basis over a ten-year period.

Value of business acquired

   The value of business acquired reflects the estimated fair value of the Company's life insurance business in force and represents the portion of the cost to acquire the Company that is allocated to the value of the right to receive future cash flows from insurance contracts existing at the date of acquisition, January 4, 1996. Such value is the present value of the actuarially determined projected cash flows for the acquired policies.

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies (continued)

   The value of the business acquired is amortized over the estimated contract life of the business acquired in relation to the present value of estimated gross profits using current assumptions based on an interest rate equal to the liability or contract rate on the value of business acquired. The estimated amortization and accretion of interest for the value of business acquired for each of the years through December 31, 2005 are as follows:

                                                      Projected
                                                      Accretion
       (in thousands)          Beginning                 of     Ending
       Year Ended December 31,  Balance  Amortization Interest  Balance
       ----------------------- --------- ------------ --------- --------
            1998 (actual)..... $143,744    $(26,807)   $9,129   $126,066
            1999 (actual).....  126,066     (20,891)    7,936    113,111
            2000 (actual).....  113,111     (26,805)    6,879     93,185
            2001..............   93,185     (18,664)    5,733     80,254
            2002..............   80,254     (16,249)    4,955     68,960
            2003..............   68,960     (15,765)    4,178     57,373
            2004..............   57,373     (14,646)    3,433     46,160
            2005..............   46,160     (12,868)    2,753     36,045

   The projected ending balance of the value of business acquired will be further adjusted to reflect the impact of unrealized gains or losses on fixed maturities held as available for sale in the investment portfolio. Such adjustments are not recorded in the Company's net income but rather are recorded as a credit or charge to accumulated other comprehensive income, net of income tax. This adjustment increased the value of business acquired by $2.4 million and $6.0 million as of December 31, 2000 and 1999, respectively. Accumulated other comprehensive income increased by approximately $1.6 million and $3.9 million as of December 31, 2000 and 1999, respectively, due to this adjustment.

Life insurance revenue and expenses

   Revenue for annuities, variable life insurance and interest-sensitive life insurance products consists of investment income, and policy charges such as mortality, expense and surrender charges and expense loads for premium taxes on certain contracts. Expenses consist of benefits and interest credited to contracts, policy maintenance costs and amortization of deferred insurance acquisition costs.

   Premiums for term life policies are reported as earned when due. Profits for such policies are recognized over the duration of the insurance policies by matching benefits and expenses to premium income.

Reinsurance

   In the ordinary course of business, the Company enters into reinsurance agreements to diversify risk and limit its overall financial exposure to certain blocks of fixed-rate annuities and to individual death claims. The Company generally cedes 100 percent of the related annuity liabilities under the terms of the reinsurance agreements for these certain blocks of fixed-rate annuities. Although these reinsurance agreements contractually obligate the reinsurers to reimburse the Company, they do not discharge the Company from its primary liabilities and obligations to policyholders. As such, these amounts paid or deemed to have been paid are recorded on the Company's consolidated balance sheet as reinsurance recoverables and ceded future policy benefits.

Deferred insurance acquisition costs

   The costs of acquiring new business, principally commission expense and certain policy issuance and underwriting expenses, have been deferred to the extent they are recoverable from estimated future gross profits on the related contracts and policies. The deferred insurance acquisition costs for annuities, separate account business and interest-sensitive life insurance products are being amortized over the estimated contract life in relation to the present value of estimated gross profits. Deferred insurance acquisition costs related to such interest-sensitive products also reflect the estimated impact of unrealized gains or losses on fixed

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1) Summary of Significant Accounting Policies (continued)

maturities held as available for sale in the investment portfolio, through a charge or credit to accumulated other comprehensive income, net of income tax. The deferred insurance acquisition costs for term-life insurance products are being amortized over the premium paying period of the policies.

Future policy benefits

   Liabilities for future policy benefits related to annuities and interest-sensitive life contracts reflect net premiums received plus interest credited during the contract accumulation period and the present value of future payments for contracts that have annuitized. Current interest rates credited during the contract accumulation period range from 3.0 percent to 10.0 percent. Future minimum guaranteed interest rates vary from 3.0 percent to 4.0 percent. For contracts that have annuitized, interest rates used in determining the present value of future payments range principally from 2.5 percent to 12.0 percent.

   Liabilities for future term life policy benefits have been computed principally by a net level premium method. Anticipated rates of mortality are based on the 1975-1980 Select and Ultimate Table modified by Company experience, including withdrawals. Assumed investment yields are by policy duration and range from 7.3 percent to 6.0 percent over 20 years.

Guaranty fund assessments

   The Company is liable for guaranty fund assessments related to certain unaffiliated insurance companies that have become insolvent during the years 2000 and prior. The Company's financial statements include provisions for all known assessments that are expected to be levied against the Company as well as an estimate of amounts (net of estimated future premium tax recoveries) that the Company believes it will be assessed in the future for which the life insurance industry has estimated the cost to cover losses to policyholders.

Invested assets and related income

   Investments in fixed maturities and equity securities are carried at fair value. Short-term investments are carried at cost, which approximates fair value.

   The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed and asset-backed securities, over the estimated life of the security. Such amortization is included in net investment income. Amortization of the discount or premium from mortgage-backed and asset-backed securities is recognized using a level effective yield method which considers the estimated timing and amount of prepayments of the underlying loans and is adjusted to reflect differences which arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. To the extent that the estimated lives of such securities change as a result of changes in prepayment rates, the adjustment is also included in net investment income. The Company does not accrue interest income on fixed maturities deemed to be impaired on an other-than-temporary basis, or on mortgage loans and other real estate loans where the likelihood of collection of interest is doubtful.

   Mortgage loans are carried at their unpaid balance, net of unamortized discount and any applicable reserves or write-downs. Other real estate-related investments, net of any applicable reserves and write-downs, include notes receivable from real estate ventures and investments in real estate ventures, adjusted for the equity in the operating income or loss of such ventures. Real estate reserves are established when declines in collateral values, estimated in light of current economic conditions, indicate a likelihood of loss.

   Investments in policy loans and other invested assets, consisting primarily of venture capital investments and a leveraged lease, are carried primarily at cost.

   Realized gains or losses on sales of investments, determined on the basis of identifiable cost on the disposition of the respective investment, recognition of other-than-temporary declines in value and changes in real estate-related reserves and write-downs are included in revenue. Net unrealized gains or losses on revaluation of investments are credited or charged to accumulated other comprehensive income (loss). Such unrealized gains are recorded net of deferred income tax expense, while unrealized losses are not tax benefited.

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1) Summary of Significant Accounting Policies (continued)

Derivative instruments

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard 133, ("SFAS 133") Accounting for Derivative Instruments and Hedging Activities. Statement of Financial Accounting Standard 137, Deferral of the Effective Date of FASB Statement No. 133 delayed implementation of SFAS 133 until fiscal years beginning January 1, 2001. Statement of Financial Accounting Standard 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133, ("SFAS 138"), further clarified the accounting treatment of certain derivative instruments. The Company has adopted SFAS 133 and SFAS 138 in the fourth quarter of 2000. Up until the fourth quarter of 2000, the Company held no derivative investments.

   In the fourth quarter of 2000, the Company entered into an interest rate swap with Zurich Capital Markets, Inc. ("ZCM"), an affiliated counterparty, to alter interest rate exposures arising from mismatches between assets and liabilities. Under the interest rate swap, an agreement was reached with another party to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. No cash was exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is made by the counterparty at each due date.

   Exposure exists to credit-related losses in the event of nonperformance by the counterparty to the financial instrument, but the Company does not expect the counterparty to fail to meet its obligations given their high credit ratings. The credit exposure of the interest rate swap is represented by the fair value (market value) of the contract. At December 31, 2000, an open swap agreement with a notional value of $100.0 million and an expiration date of November 2004, had a negative market value of $271,409.

Separate account business

   The assets and liabilities of the separate accounts represent segregated funds administered and invested by the Company for purposes of funding variable annuity and variable life insurance contracts for the exclusive benefit of variable annuity and variable life insurance contract holders. The Company receives administrative fees from the separate account and retains varying amounts of withdrawal charges to cover expenses in the event of early withdrawals by contract holders. The assets and liabilities of the separate accounts are carried at fair value.

Income tax

   The Company files a separate Federal income tax return. Deferred taxes are provided on the temporary differences between the tax and financial statement basis of assets and liabilities.

(2) Cash Flow Information

   The Company defines cash as cash in banks and money market accounts. The Company paid federal income taxes of $43.9 million, $83.8 million and $126.0 million directly to the United States Treasury Department during 2000, 1999 and 1998, respectively.

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(3) Invested Assets and Related Income

   The Company is carrying its fixed maturity investment portfolio at estimated fair value as fixed maturities are considered available for sale. The carrying value of fixed maturities compared with amortized cost, adjusted for other-than-temporary declines in value, were as follows:

                                                                                  Estimated Unrealized
                                                             Carrying  Amortized  -------------------
                                                              Value      Cost      Gains      Losses
                                                            ---------- ---------- -------   ---------
(in thousands)
December 31, 2000
U.S. treasury securities and obligations of U.S. government
  agencies and authorities................................. $   11,823 $   11,777 $    69   $     (24)
Obligations of states and political subdivisions, special
  revenue and nonguaranteed................................     24,022     24,207      --        (186)
Debt securities issued by foreign governments..............     21,811     21,893      90        (171)
Corporate securities.......................................  2,060,678  2,093,916  12,634     (45,871)
Mortgage and asset-backed securities.......................  1,038,835  1,037,926   7,495      (6,586)
                                                            ---------- ---------- -------   ---------
   Total fixed maturities.................................. $3,157,169 $3,189,719 $20,288   $ (52,838)

                                                            ========== ========== =======   =========
December 31, 1999
U.S. treasury securities and obligations of U.S. government
  agencies and authorities................................. $    6,516 $    6,631 $    --   $    (115)
Obligations of states and political subdivisions, special
  revenue and nonguaranteed................................     21,656     22,107      --        (451)
Debt securities issued by foreign governments..............     23,890     24,749     380      (1,239)
Corporate securities.......................................  2,063,054  2,147,606   2,750     (87,302)
Mortgage and asset-backed securities.......................  1,160,901  1,196,095     450     (35,644)
                                                            ---------- ---------- -------   ---------
   Total fixed maturities.................................. $3,276,017 $3,397,188 $ 3,580   $(124,751)

                                                            ========== ========== =======   =========

The carrying value and amortized cost of fixed maturity investments, by contractual maturity at December 31, 2000, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties and because mortgage-backed and asset-backed securities provide for periodic payments throughout their life.

                                                                                   Carrying  Amortized
                                                                                    Value      Cost
                                                                                  ---------- ----------
(in thousands)
One year or less................................................................. $   83,099 $   86,709
Over one year through five years.................................................    868,898    879,011
Over five years through ten years................................................    881,703    891,370
Over ten years...................................................................    284,634    294,703
Securities not due at a single maturity date, primarily mortgage and asset-backed securities(1)..................................................................  1,038,835  1,037,926
                                                                                  ---------- ----------
   Total fixed maturities........................................................ $3,157,169 $3,189,719

                                                                                  ========== ==========

--------
(1)Weighted average maturity of 4.4 years.

   Proceeds from sales of investments in fixed maturities prior to maturity were $589.9 million, $1,269.3 million and $882.6 million during 2000, 1999 and 1998, respectively. Gross gains of $8.6 million, $7.9 million and $10.1 million and gross losses, including write-downs of fixed maturities for other-than-temporary declines in value, of $20.8 million, $17.7 million and $8.0 million were realized on sales in 2000, 1999 and 1998, respectively. Pre-tax write-downs due to other-than-temporary declines in value amounted to $11.4 million, $0.1 million and $4.4 million for the years ended December 31, 2000, 1999 and 1998, respectively.

   At December 31, 2000, the Company held a $100.0 million investment in ZSLM Trust, issued by an affiliate, which exceeded 10 percent of the Company's stockholder's equity at December 31, 2000. Excluding

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) Invested Assets and Related Income (continued)

agencies of the U.S. government, no other individual investment exceeded 10 percent of the Company's stockholder's equity at December 31, 2000.

   At December 31, 2000, securities carried at approximately $6.3 million were on deposit with governmental agencies as required by law.

   Upon default or indication of potential default by an issuer of fixed maturity securities, the issue(s) of such issuer would be placed on nonaccrual status and, since declines in fair value would no longer be considered by the Company to be temporary, would be analyzed for possible write-down. Any such issue would be written down to its net realizable value during the fiscal quarter in which the impairment was determined to have become other than temporary. Thereafter, each issue on nonaccrual status is regularly reviewed, and additional write-downs may be taken in light of later developments.

   The Company's computation of net realizable value involves judgments and estimates, so such value should be used with care. Such value determination considers such factors as the existence and value of any collateral security; the capital structure of the issuer; the level of actual and expected market interest rates; where the issue ranks in comparison with other debt of the issuer; the economic and competitive environment of the issuer and its business; the Company's view on the likelihood of success of any proposed issuer restructuring plan; and the timing, type and amount of any restructured securities that the Company anticipates it will receive.

   The Company's $140.4 million real estate portfolio at December 31, 2000 consists of joint venture and third-party mortgage loans and other real estate-related investments. At December 31, 2000 and 1999, total impaired real estate-related loans were as follows:

                                       December 31, December 31,
                                           2000         1999
                                       ------------ ------------
(in millions)
Impaired loans without reserves--gross    $ 62.6       $ 74.9
Impaired loans with reserves--gross...      23.7         23.4
                                          ------       ------
       Total gross impaired loans.....      86.3         98.3
Reserves related to impaired loans....     (18.5)       (18.5)
Write-downs related to impaired loans.      (3.5)        (3.5)
                                          ------       ------
       Net impaired loans.............    $ 64.3       $ 76.3

                                          ======       ======

   Impaired loans without reserves include loans in which the deficit in equity investments in real estate-related investments is considered in determining reserves and write-downs. The Company had an average balance of $90.2 million and $100.0 million in impaired loans for 2000 and 1999, respectively. Cash payments received on impaired loans are generally applied to reduce the outstanding loan balance.

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) Invested Assets and Related Income (continued)

   At December 31, 2000 and 1999, loans on nonaccrual status, before reserves and write-downs, amounted to $86.3 million and $98.3 million, respectively. The Company's nonaccrual loans are generally included in impaired loans.

Net Investment Income

   The sources of net investment income were as follows:

                                                    2000      1999      1998
                                                  --------  --------  --------
(in thousands)
Interest on fixed maturities..................... $223,964  $231,176  $232,707
Dividends on equity securities...................    4,573     4,618     2,143
Income from short-term investments...............    3,433     3,568     5,391
Income from mortgage loans.......................    6,091     6,296    14,964
Income from policy loans.........................   20,088    20,131    21,096
Income from other real estate-related investments       99       155       352
Income from other loans and investments..........    2,455     2,033     2,223

                                                  --------  --------  --------
       Total investment income................... $260,703  $267,977  $278,876
Investment expense...............................   (3,233)   (3,337)   (5,364)

                                                  --------  --------  --------
       Net investment income..................... $257,470  $264,640  $273,512

                                                  ========  ========  ========

Net Realized Investment Gains (Losses)

   Net realized investment gains (losses) for the years ended December 31, 2000, 1999 and 1998, were as follows:

                                                                           2000     1999     1998
                                                                         --------  -------  -------
(in thousands)
Real estate-related..................................................... $  1,711  $ 4,201  $41,362
Fixed maturities........................................................  (12,185)  (9,755)   2,158
Trading account securities--gross gains.................................       --      491    3,254
Trading account securities--gross losses................................       --   (7,794)    (417)
Trading account securities--holding losses..............................       --       --     (151)
Equity securities.......................................................      245    1,039    5,496
Other...................................................................    1,952    2,269      166

                                                                         --------  -------  -------
       Realized investment gains (losses) before income tax expense
         (benefit)...................................................... $ (8,277) $(9,549) $51,868
Income tax expense (benefit)............................................   (2,897)  (3,342)  18,154

                                                                         --------  -------  -------
       Net realized investment gains (losses)........................... $ (5,380) $(6,207) $33,714

                                                                         ========  =======  =======

   Unrealized gains (losses) are computed below as follows: fixed maturities--the difference between fair value and amortized cost, adjusted for other-than-temporary declines in value; equity and other securities--the difference between fair value and cost. The change in net unrealized investment gains (losses) by class of investment for the years ended December 31, 2000, 1999 and 1998 were as follows:

                                                               December 31, December 31, December 31,
                                                                   2000         1999         1998
                                                               ------------ ------------ ------------
(in thousands)
Fixed maturities..............................................   $89,421     $(182,456)    $36,717
Equity and other securities...................................     1,187        (3,929)     (1,075)
Adjustment to deferred insurance acquisition costs............      (243)        3,834      (2,399)
Adjustment to value of business acquired......................    (3,614)       13,265      (1,954)

                                                                 -------     ---------     -------
   Unrealized gain (loss) before income tax expense (benefit).    86,751      (169,286)     31,289
Income tax expense (benefit)..................................    (1,350)      (15,492)     10,952

                                                                 -------     ---------     -------
       Net unrealized gain (loss) on investments..............   $88,101     $(153,794)    $20,337

                                                                 =======     =========     =======

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(4) Unconsolidated Investees

   At December 31, 2000 and 1999 the Company, along with other Kemper subsidiaries, directly held partnership interests in a number of real estate joint ventures. The Company's direct and indirect real estate joint venture investments are accounted for utilizing the equity method, with the Company recording its share of the operating results of the respective partnerships. The Company, as an equity owner, has the ability to fund, and historically has elected to fund, operating requirements of certain of the joint ventures. Consolidation accounting methods are not utilized as the Company, in most instances, does not own more than 50 percent in the aggregate, and in any event, major decisions of the partnership must be made jointly by all partners.

   As of December 31, 2000 and 1999, the Company's net equity investment in unconsolidated investees amounted to $1.0 million and $0.9 million, respectively. The Company's share of net income related to such unconsolidated investees amounted to $99 thousand, $155 thousand and $241 thousand in 2000, 1999 and 1998, respectively.

(5) Concentration of Credit Risk

   The Company generally strives to maintain a diversified invested asset portfolio; however, certain concentrations of credit risk exist in mortgage and asset-backed securities and real estate.

   Approximately 18.9 percent of the Company's investment-grade fixed maturities at December 31, 2000 were mortgage-backed securities, down from 20.0 percent at December 31, 1999, due to sales and paydowns during 2000. These investments consist primarily of marketable mortgage pass-through securities issued by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation and other investment-grade securities collateralized by mortgage pass-through securities issued by these entities. The Company has not made any investments in interest-only or other similarly volatile tranches of mortgage-backed securities. The Company's mortgage-backed investments are generally AAA credit quality.

   Approximately 15.1 percent and 16.8 percent of the Company's investment-grade fixed maturities at December 31, 2000 and 1999, respectively, consisted of corporate asset-backed securities. The majority of the Company's investments in asset-backed securities were backed by commercial mortgage-backed securities (26.8%), home equity loans (26.3%), manufactured housing loans (11.3%), collateralized loan and bond obligations (11.2%), and other commercial assets (8.9%).

   The Company's real estate portfolio is distributed by geographic location and property type. The geographic distribution of a majority of the real estate portfolio as of December 31, 2000 was as follows: California (40.4%), Washington (11.9%), Colorado (10.8%) and Illinois (8.4%). The property type distribution of a majority of the real estate portfolio as of December 31, 2000 was as follows: land (39.6%), hotels (39.5%) and office (9.9%).

   To maximize the value of certain land and other projects, additional development has been proceeding or has been planned. Such development of existing projects would continue to require funding, either from the Company or third parties. In the present real estate markets, third-party financing can require credit enhancing arrangements (e.g., standby financing arrangements and loan commitments) from the Company. The values of development projects are dependent on a number of factors, including Kemper's and the Company's plans with respect thereto, obtaining necessary construction and zoning permits and market demand for the permitted use of the property. There can be no assurance that such permits will be obtained as planned or at all, nor that such expenditures will occur as scheduled, nor that Kemper's and the Company's plans with respect to such projects may not change substantially.

   Slightly more than half of the Company's real estate mortgage loans are on properties or projects where the Company, Kemper, or their affiliates have taken ownership positions in joint ventures with a small number of partners.

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5) Concentration of Credit Risk (continued)

   At December 31, 2000, loans to and investments in joint ventures in which Patrick M. Nesbitt or his affiliates ("Nesbitt"), a third-party real estate developer, have ownership interests constituted approximately $63.5 million, or
45.2 percent, of the Company's real estate portfolio. The Nesbitt ventures consist of nine hotel properties, one office building and one retail property. At December 31, 2000, the Company did not have any Nesbitt-related off-balance-sheet legal funding commitments outstanding.

   At December 31, 2000, loans to a master limited partnership (the "MLP") between subsidiaries of Kemper and subsidiaries of Lumbermens Mutual Casualty Company ("Lumbermens"), a former affiliate, constituted approximately $55.7 million, or 39.7 percent, of the Company's real estate portfolio. Kemper's interest in the MLP is 75.0 percent at December 31, 2000. Loans to the MLP were placed on non-accrual status at the beginning of 1999 due to management's desire not to increase book value of the MLP over net realizable value, as interest on these loans has historically been added to principal. At December 31, 2000, MLP-related commitments accounted for approximately $0.1 million of the Company's off-balance-sheet legal commitments.

   The remaining significant real estate-related investments amounted to $8.5 million at December 31, 2000 and consisted of various zoned and unzoned residential and commercial lots located in Hawaii. Due to certain negative zoning restriction developments in January 1997 and a continuing economic slump in Hawaii, these real estate-related investments were placed on nonaccrual status. As of March 12, 2001, all zoned properties have been sold. We are currently pursuing the zoning of all remaining unzoned properties. However, due to the state of Hawaii's economy, which has lagged behind the economic expansion of most of the rest of the United States, the Company anticipates that it could be several additional years until it completely disposes of all of its investments in Hawaii. At December 31, 2000, off-balance sheet legal commitments related to Hawaiian properties totaled $4.0 million.

   At December 31, 2000, the Company no longer had any outstanding loans or investments in projects with the Prime Group, Inc. or its affiliates, as all such investments have been sold. However, the Company continues to have Prime Group-related commitments, which accounted for $25.7 million of the Company's off-balance-sheet legal commitments at December 31, 2000.

(6) Income Taxes

   Income tax expense (benefit) was as follows for the years ended December 31, 2000, 1999 and 1998:

                                    2000      1999      1998
                                  --------  --------  --------
                (in thousands)
                 Current......... $ 28,274  $ 75,816  $ 52,273
                 Deferred........  (27,027)  (42,952)  (12,469)

                                  --------  --------  --------
                       Total..... $  1,247  $ 32,864  $ 39,804

                                  ========  ========  ========

   Additionally, the deferred income tax (benefit) expense related to items included in other comprehensive income was as follows for the years ended December 31, 2000, 1999 and 1998:

                                                 2000      1999     1998
                                                -------  --------  -------
     (in thousands)
     Unrealized gains and losses on investments $    --  $(21,477) $12,476
     Value of business acquired................  (1,265)    4,643     (684)
     Deferred insurance acquisition costs......     (85)    1,342     (840)

                                                -------  --------  -------
            Total.............................. $(1,350) $(15,492) $10,952

                                                =======  ========  =======

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) Income Taxes (continued)

   The actual income tax expense for 2000, 1999 and 1998 differed from the "expected" tax expense for those years as displayed below. "Expected" tax expense was computed by applying the U.S. federal corporate tax rate of 35 percent in 2000, 1999, and 1998 to income before income tax expense.

                                                        2000     1999     1998
                                                      --------  -------  -------
(in thousands)
Computed expected tax expense........................ $ 17,342  $27,232  $36,734
Difference between "expected" and actual tax expense:
   State taxes.......................................      737    1,608     (434)
   Amortization of goodwill and other intangibles....    4,589    4,460    4,460
   Dividend received deduction.......................   (1,191)      --     (540)
   Foreign tax credit................................     (214)    (306)    (250)
   Change in valuation allowance.....................  (15,201)      --       --
   Recapture of affiliated reinsurance...............   (4,599)      --       --
   Other, net........................................     (216)    (130)    (166)

                                                      --------  -------  -------
       Total actual tax expense...................... $  1,247  $32,864  $39,804

                                                      ========  =======  =======

   Deferred tax assets and liabilities are generally determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

   The $4.6 million tax benefit in 2000 is due to the deferred tax effect related to the deemed dividend distribution. (See the note captioned "Summary of Significant Accounting Policies--Reinsurance.") This deferred tax benefit was recognized in the tax provision under current accounting guidance relating to the recognition of deferred taxes.

   The Company only records deferred tax assets if future realization of the tax benefit is more likely than not. The Company has established a valuation allowance to reduce the deferred federal tax asset related to real estate and unrealized losses on investments to a realizable amount. This amount is based on the evidence available and management's judgment. The valuation allowance is subject to future adjustments based upon, among other items, the Company's estimates of future operating earnings and capital gains. The decrease in the valuation allowance in 2000 is related to the ultimate realization of losses on real estate assets disposed of before December 31, 1995, as well as a change in the amount of unrealized losses on investments.

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) Income Taxes (continued)

   The tax effects of temporary differences that give rise to significant portions of the Company's net deferred federal tax assets or liabilities were as follows:

                                                                        December 31, December 31, December 31,
                                                                            2000         1999         1998
                                                                        ------------ ------------ ------------
(in thousands)
Deferred federal tax assets:
   Deferred insurance acquisition costs ("DAC Tax")....................   $131,591     $121,723     $ 86,332
   Unrealized losses on investments....................................     12,045       43,758           --
   Life policy reserves................................................     67,260       43,931       27,240
   Unearned revenue....................................................     58,200       59,349       42,598
   Real estate-related.................................................      6,515        7,103       13,944
   Other investment-related............................................      5,330          928        5,770
   Other...............................................................      4,329        3,133        4,923

                                                                          --------     --------     --------
       Total deferred federal tax assets...............................    285,270      279,925      180,807
   Valuation allowance.................................................    (12,045)     (58,959)     (15,201)

                                                                          --------     --------     --------
       Total deferred federal tax assets after valuation allowance.....    273,225      220,966      165,606

                                                                          --------     --------     --------
Deferred federal tax liabilities:
   Value of business acquired..........................................     33,467       55,884       41,598
   Deferred insurance acquisition costs................................     84,280       41,706       32,040
   Depreciation and amortization.......................................     21,799       19,957       19,111
   Other investment-related............................................      7,973        7,670       14,337
   Unrealized gains on investments.....................................         --           --       21,477
   Other...............................................................      4,925        2,247        1,984

                                                                          --------     --------     --------
       Total deferred federal tax liabilities..........................    152,444      127,464      130,547

                                                                          --------     --------     --------
Net deferred federal tax assets........................................   $120,781     $ 93,502     $ 35,059

                                                                          ========     ========     ========

   The net deferred tax assets relate primarily to unearned revenue and the DAC Tax associated with a non-registered individual and group variable business owned life insurance contract ("BOLI"). Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income over the ten year amortization period of the unearned revenue and DAC Tax to realize such deferred tax assets.

   The tax returns through the year 1993 have been examined by the Internal Revenue Service ("IRS"). Changes proposed are not material to the Company's financial position. The tax returns for the years 1994 through 1996 are currently under examination by the IRS.

(7) Related-Party Transactions

   The Company paid cash dividends of $20.0 million, $115.0 million and $95.0 million to Kemper during 2000, 1999 and 1998, respectively. The Company received capital contributions from Kemper of $4.3 million during 1998.

   The Company has loans to joint ventures, consisting primarily of mortgage loans on real estate, in which the Company and/or one of its affiliates has an ownership interest. At December 31, 2000 and 1999, joint venture mortgage loans totaled $67.5 million and $67.2 million, respectively, and during 2000, 1999 and 1998, the Company earned interest income on these joint venture loans of $0.8 million, $0.6 million and $6.8 million, respectively.

   All of the Company's personnel are employees of Federal Kemper Life Assurance Company ("FKLA"), an affiliated company. Expenses are allocated to the Company for the utilization of FKLA employees and facilities and the investment management services of Zurich Scudder Investments, Inc. ("ZSI"), (formerly Scudder Kemper Investments, Inc.), an affiliated company. The Company paid to ZSI investment management fees of $1.6 million, $1.8 million and $3.1 million during 2000, 1999 and 1998, respectively. In addition,

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7) Related-Party Transactions (continued)

expenses allocated to the Company from FKLA during 2000, 1999 and 1998 amounted to $23.3 million, $18.3 million and $15.3 million, respectively. The Company also paid to Kemper real estate subsidiaries fees of $0.6 million, $1.0 million and $1.5 million in 2000, 1999 and 1998, respectively, related to the management of the Company's real estate portfolio.

   In 2000, the Company purchased PMG Securities Corporation, PMG Asset Management, Inc., PMG Marketing, Inc., and PMG Life Agency, Inc. (collectively "PMG"), for $5.5 million. The Company owns 100% of the stock of PMG. Also in 2000, the Company transferred $63.3 million in fixed maturities and cash to fund the operations of its newly formed subsidiary, Zurich Kemper Life Insurance Company of New York ("ZKLICONY"). ZKLICONY received its insurance license from the state of New York in January 2001 and expects to begin writing business in the second quarter of 2001.

   At December 31, 2000, the Company held a $100.0 million investment in ZSLM Trust, issued by an affiliate.

   As previously discussed, the Company entered into an interest rate swap in 2000 with ZCM, an affiliated counterparty. (See the note captioned "Summary of Significant Accounting Policies--Derivative instruments" above.)

(8) Reinsurance

   As of December 31, 2000 and 1999, the reinsurance recoverable related to fixed-rate annuity liabilities ceded to an affiliate, Fidelity Life Association ("FLA"), a Mutual Legal Reserve Company, amounted to $262.1 million and $309.7 million, respectively.

   The Company cedes 90 percent of all new direct life insurance premiums to outside reinsurers. Life reserves ceded to outside reinsurers on the Company's direct business amounted to approximately $2.0 million and $595 thousand as of December 31, 2000 and 1999, respectively.

   The Company is party to a funds withheld reinsurance agreement with a Zurich affiliated company, Zurich Insurance Company, Bermuda Branch ("ZICBB"). Under the original terms of this agreement, the Company ceded, on a yearly renewable term basis, 90 percent of the net amount at risk (death benefit payable to the insured less the insured's separate account cash surrender value) related to BOLI, which is held in the Company's separate accounts. As consideration for this reinsurance coverage, the Company cedes separate account fees (cost of insurance charges) to ZICBB and retains a portion of such funds under the terms of the reinsurance agreement in a funds withheld account which is included as a component of benefits and funds payable in the accompanying consolidated balance sheets. During 1998, the Company modified the reinsurance agreement to increase the reinsurance from 90 percent to 100 percent.

   In the fourth quarter of 2000, the yearly renewable term reinsurance agreement between the Company and FKLA was terminated. Premiums and reserves were both reduced by $7.7 million. A difference in the basis of the reserves between GAAP and statutory accounting resulted in a deemed dividend distribution to Kemper of $16.3 million.

   Also in the fourth quarter of 2000, the Company assumed from FKLA $100.0 million in premiums related to a Funding Agreement. Funding Agreements are insurance contracts similar to structured settlements, immediate annuities and guaranteed investment contracts ("GICs"). The contracts qualify as insurance under state laws and are sold as non-surrenderable immediate annuities to a trust established by a securities firm. The securities firm sold interests in the trust to institutional investors. This Funding Agreement has a variable rate of interest based upon LIBOR, is an obligation of the Company's general account and is recorded as a future policy benefit. As previously discussed, the Company entered into an interest rate swap in 2000 to exchange the floating-rate interest payments for fixed interest payments.

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(8) Reinsurance (continued)

   The following table contains amounts related to the BOLI funds withheld reinsurance agreement (in millions):

Business Owned Life Insurance (BOLI)

(in millions)

                                   Year Ended December 31,
                                ----------------------------
                                  2000      1999      1998
                                --------  --------  --------
Face amount in force........... $ 85,358  $ 82,021  $ 66,186

                                ========  ========  ========
Net amount at risk ceded....... $(78,169) $(75,979) $(62,160)

                                ========  ========  ========
Cost of insurance charges ceded $  173.8  $  166.4  $  175.5

                                ========  ========  ========
Funds withheld account......... $  228.8  $  263.4  $  170.9

                                ========  ========  ========

   The Company has a funds withheld account ("FWA") supporting reserve credits on reinsurance ceded on the BOLI product. Amendments to the reinsurance contracts during 1998 changed the methodology used to determine increases to the FWA. A substantial portion of the FWA was marked-to-market based predominantly upon the total return of the Government Bond Division of the KILICO Variable Series I Separate Account. During 1998, the Company recorded a $2.5 million increase to the FWA related to this mark-to-market. In November 1998, to properly match revenue and expenses, the Company had also placed assets supporting the FWA in a segmented portion of its General Account. This portfolio was classified as "trading" under Statement of Financial Accounting Standards No. 115 ("FAS 115") at December 31, 1998 and through November 30, 1999. FAS 115 mandates that assets held in a trading account be valued at fair value, with changes in fair value flowing through the income statement as realized capital gains and losses. During 1998, the Company recorded a realized capital gain of $2.8 million upon transfer of these assets from "available for sale" to the trading portfolio as required by FAS 115. In addition, the Company recorded realized capital losses of $7.3 million and $0.2 million related to the changes in fair value of this portfolio during 1999 and 1998, respectively.

   Due to a change in the reinsurance strategy related to the BOLI product, effective December 1, 1999, the Company no longer marked-to-market a portion of the FWA liability and therefore no longer designated the related portion of assets as "trading". As a result, changes in fair value to the FWA and the assets supporting the FWA no longer flow through the Company's operating results.

(9) Postretirement Benefits Other Than Pensions

   FKLA sponsors a health and welfare benefit plan that provides insurance benefits covering substantially all eligible, active and retired employees of FKLA and their covered dependents and beneficiaries. The Company is allocated a portion of the costs of providing such benefits. The Company is self insured with respect to medical benefits, and the plan is not funded except with respect to certain disability-related medical claims. The medical plan provides for medical insurance benefits at retirement, with eligibility based upon age and the participant's number of years of participation attained at retirement. The plan is contributory for pre-Medicare retirees, and will be contributory for all retiree coverage for most current employees, with contributions generally adjusted annually. Postretirement life insurance benefits are noncontributory and are limited to $10,000 per participant.

   The allocated accumulated postretirement benefit obligation accrued by the Company amounted to $1.3 million and $1.2 million at December 31, 2000 and 1999, respectively.

   The discount rate used in determining the allocated postretirement benefit obligation was 7.5 percent and 8.0 percent for 2000 and 1999, respectively. The assumed health care trend rate used was based on projected experience for 2000,
6.8 percent for 2001, gradually declining to 5.3 percent by the year 2005 and gradually declining thereafter.

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9) Postretirement Benefits Other Than Pensions (continued)

   A one percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 2000 and 1999 by $78 thousand and $190 thousand, respectively.

(10) Commitments and Contingent Liabilities

   The Company is involved in various legal actions for which it establishes liabilities where appropriate. In the opinion of the Company's management, based upon the advice of legal counsel, the resolution of such litigation is not expected to have a material adverse effect on the consolidated financial statements.

   Although neither the Company nor its joint venture projects have been identified as a "potentially responsible party" under Federal environmental guidelines, inherent in the ownership of, or lending to, real estate projects is the possibility that environmental pollution conditions may exist on or near or relate to properties owned or previously owned or on properties securing loans. Where the Company has presently identified remediation costs, they have been taken into account in determining the cash flows and resulting valuations of the related real estate assets. Based on the Company's receipt and review of environmental reports on most of the projects in which it is involved, the Company believes its environmental exposure would be immaterial to its consolidated results of operations. However, the Company may be required in the future to take actions to remedy environmental exposures, and there can be no assurance that material environmental exposures will not develop or be identified in the future. The amount of future environmental costs is impossible to estimate due to, among other factors, the unknown magnitude of possible exposures, the unknown timing and extent of corrective actions that may be required, the determination of the Company's liability in proportion to others and the extent such costs may be covered by insurance or various environmental indemnification agreements.

(11) Financial Instruments--Off-Balance-Sheet Risk

   At December 31, 2000, the Company had future legal loan commitments and stand-by financing agreements totaling $29.8 million to support the financing needs of various real estate investments. To the extent these arrangements are called upon, amounts loaned would be collateralized by assets of the joint ventures, including first mortgage liens on the real estate. The Company's criteria in making these arrangements are the same as for its mortgage loans and other real estate investments. These commitments are included in the Company's analysis of real estate-related reserves and write-downs. The fair values of loan commitments and standby financing agreements are estimated in conjunction with and using the same methodology as the fair value estimates of mortgage loans and other real estate-related investments.

(12) Fair Value of Financial Instruments

   Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. A significant portion of the Company's financial instruments are carried at fair value. Fair value estimates for financial instruments not carried at fair value are generally determined using discounted cash flow models and assumptions that are based on judgments regarding current and future economic conditions and the risk characteristics of the investments. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could significantly affect the estimates and such estimates should be used with care.

   Fair value estimates are determined for existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and certain liabilities that are not considered financial instruments. Accordingly, the aggregate fair value estimates presented do not represent the underlying value of the Company. For example, the Company's subsidiaries are not considered financial instruments, and their value has not been incorporated into the fair value estimates. In addition, tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12) Fair Value of Financial Instruments (continued)

   The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

   Fixed maturities and equity securities: Fair values were determined by using market quotations, or independent pricing services that use prices provided by market makers or estimates of fair values obtained from yield data relating to instruments or securities with similar characteristics, or fair value as determined in good faith by the Company's portfolio manager, ZSI.

   Cash and short-term investments: The carrying amounts reported in the consolidated balance sheets for these instruments approximate fair values.

   Policy loans: The carrying value of policy loans approximates the fair value as the Company adjusts the rates to remain competitive.

   Mortgage loans and other real estate-related investments: Fair values were estimated based upon the investments observable market price, net of estimated costs to sell. The estimates of fair value should be used with care given the inherent difficulty in estimating the fair value of real estate due to the lack of a liquid quotable market. Mortgage loans and other real estate-related investments are stated at their aggregate unpaid balances, less a valuation allowance of $18.6 million and $19.9 million in 2000 and 1999, respectively. The real estate portfolio is monitored closely and reserves are adjusted to reflect market conditions. This results in a carrying value that approximates fair value at December 31, 2000 and 1999.

   Other loans and investments: The carrying amounts reported in the consolidated balance sheets for these instruments approximate fair values. The fair values of policy loans were estimated by discounting the expected future cash flows using an interest rate charged on policy loans for similar policies currently being issued.

   Life policy benefits: For deposit liabilities with defined maturities, the fair value was based on the discounted value of future cash flows. The discount rate was based on the rate that would be offered for similar deposits at the reporting date. For all other deposit liabilities, primarily deferred annuities and universal life contracts, the fair value was based on the amount payable on demand at the reporting date.

   The carrying values and estimated fair values of the Company's financial instruments at December 31, 2000 and 1999 were as follows:

                                                          December 31, 2000     December 31, 1999
                                                        --------------------- ---------------------
                                                         Carrying              Carrying
                                                          Value    Fair Value   Value    Fair Value
                                                        ---------- ---------- ---------- ----------
(in thousands)
Financial instruments recorded as assets:
   Fixed maturities.................................... $3,157,169 $3,157,169 $3,276,017 $3,276,017
   Cash and short-term investments.....................     50,001     50,001     54,406     54,406
   Mortgage loans and other real estate-related assets.    140,417    140,417    151,623    151,623
   Policy loans........................................    256,226    256,226    261,788    261,788
   Equity securities...................................     63,879     63,879     61,592     61,592
   Other invested assets...............................     21,792     20,109     25,620     26,226
Financial instruments recorded as liabilities:
   Life policy benefits, excluding term life reserves..  3,273,573  3,206,501  3,399,299  3,299,254
   Funds withheld account..............................    228,822    228,822    263,428    263,428

(13) Stockholder's Equity--Retained Earnings

   The maximum amount of dividends which can be paid by insurance companies domiciled in the State of Illinois to shareholders without prior approval of regulatory authorities is restricted. The maximum amount of dividends which can be paid by the Company without prior approval in 2001 is $20.0 million. The Company paid cash dividends of $20.0 million, $115.0 million and $95.0 million to Kemper during 2000, 1999 and 1998, respectively. The Company reported a deemed dividend distribution of $16.3 million during 2000 related to the recapture of the reinsurance agreement with FKLA.

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(13) Stockholder's Equity--Retained Earnings (continued)

   The Company's net income and capital and surplus as determined in accordance with statutory accounting principles were as follows:

                                2000     1999     1998
                              -------- -------- --------
(in thousands)
Net income................... $ 19,975 $ 59,116 $ 64,871

                              ======== ======== ========
Statutory capital and surplus $397,423 $394,966 $455,213

                              ======== ======== ========

   In 1998, the National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles ("Codification") guidance, which replaces the Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting as of January 1, 2001. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas. The Illinois Insurance Department has adopted the Codification guidance, effective January 1, 2001. The Company's statutory surplus will be positively impacted upon adoption as a result of the net effect of recording a deferred tax asset, of non-admitting non-operating system software and of non-admitting net affiliated receivables and other changes caused by the Codification.

(14) Unaudited Interim Financial Information

   The following table sets forth the Company's unaudited quarterly financial information:

(in thousands)
                                             March 31 June 30   September 30 December 31   Year
                                             -------- --------  ------------ ----------- --------
Quarter Ended
2000 Operating Summary
   Revenue.................................. $87,648  $103,446    $94,249     $ 75,567   $360,910

                                             =======  ========    =======     ========   ========
   Net operating income, excluding realized
     gains (losses)......................... $12,031  $  9,953    $ 8,710     $ 22,987   $ 53,681
   Net realized investment gains (losses)...  (1,378)     (105)       948       (4,845)    (5,380)

                                             -------  --------    -------     --------   --------
       Net income........................... $10,653  $  9,848    $ 9,658     $ 18,142   $ 48,301

                                             =======  ========    =======     ========   ========
1999 Operating Summary
   Revenue.................................. $95,646  $ 86,164    $78,301     $103,308   $363,419

                                             =======  ========    =======     ========   ========
   Net operating income, excluding realized
     gains (losses)......................... $11,222  $ 14,385    $11,568     $ 13,972   $ 51,147
   Net realized investment gains (losses)...    (627)   (1,286)    (5,098)         804     (6,207)

                                             -------  --------    -------     --------   --------
       Net income........................... $10,595  $ 13,099    $ 6,470     $ 14,776   $ 44,940

                                             =======  ========    =======     ========   ========
1998 Operating Summary
   Revenue.................................. $98,026  $110,003    $98,752     $112,958   $419,739

                                             =======  ========    =======     ========   ========
   Net operating income, excluding realized
     gains.................................. $ 8,025  $  5,700    $ 7,169     $ 10,541   $ 31,435
   Net realized investment gains............   1,205    10,187      5,818       16,504     33,714

                                             -------  --------    -------     --------   --------
       Net income........................... $ 9,230  $ 15,887    $12,987     $ 27,045   $ 65,149

                                             =======  ========    =======     ========   ========

(15) Operating Segments and Related Information

   In June 1997, the Financial Accounting Standards Board ("the FASB") issued Statement of Financial Accounting Standards No. 131 ("FAS 131"), Disclosures about Segments of an Enterprise and Related Information. FAS 131 established standards for how to report information about operating segments. It also established standards for related disclosures about products and services, geographic areas and major

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(15) Operating Segments and Related Information (continued)

customers. The Company adopted FAS 131 as of December 31, 1998 and the impact of implementation did not affect the Company's consolidated financial position, results of operations or cash flows.

   The Company, FKLA, Zurich Life Insurance Company of America, ("ZLICA"), and FLA, operate under the trade name Zurich Kemper Life. For purposes of this operating segment disclosure, Zurich Life will also include the operations of Zurich Direct, Inc., an affiliated direct marketing life insurance agency and excludes FLA, as it is owned by its policyholders.

   Zurich Kemper Life is segregated by Strategic Business Unit ("SBU"). The SBU concept employed by ZFS has each SBU concentrate on a specific customer market. The SBU is the focal point of Zurich Kemper Life, because it is at the SBU level that Zurich Kemper Life can clearly identify customer segments and then work to understand and satisfy the needs of each customer. The contributions of Zurich Kemper Life's SBUs to consolidated revenues, operating results and certain balance sheet data pertaining thereto, are shown in the following tables on the basis of accounting principles generally accepted in the United States.

   Zurich Kemper Life is segregated into the Life Brokerage, Financial Institutions ("Financial"), Retirement Solutions Group ("RSG") and Direct SBUs. The SBUs are not managed at the legal entity level, but rather at the Zurich Kemper Life level. Zurich Kemper Life's SBUs cross legal entity lines, as certain similar products are sold by more than one legal entity. The vast majority of the Company's business is derived from the Financial and RSG SBUs.

   Each SBU's revenue is derived from geographically dispersed areas as Zurich Kemper Life is licensed in the District of Columbia and all states except New York. During 2000, 1999 and 1998, Zurich Kemper Life did not derive net revenue from one customer that exceeded 10 percent of the total revenue of Zurich Kemper Life.

   The principal products and markets of Zurich Kemper Life's SBUs are as follows:

   Life Brokerage: The Life Brokerage SBU develops low cost term, universal life insurance and variable universal life, as well as fixed annuities, to market through independent agencies and national marketing organizations.

   Financial: The Financial SBU focuses on a wide range of products that provide for the accumulation, distribution and transfer of wealth and primarily includes variable and fixed annuities, variable universal life and bank-owned life insurance. These products are distributed to consumers through financial intermediaries such as banks, brokerage firms and independent financial planners. Institutional business includes BOLI and funding agreements (primarily included in FKLA).

   RSG: The RSG SBU has a sharp focus on its target customer. This SBU markets variable annuities to K-12 schoolteachers, administrators, and healthcare workers, along with college professors and certain employees of selected non-profit organizations. This target market is eligible for what the IRS designates as retirement-oriented savings or investment plans that qualify for special tax treatment.

   Direct: The Direct SBU is a direct marketer of basic, low-cost term life insurance through various marketing media.

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(15) Operating Segments and Related Information (continued)

   Summarized financial information for ZKL's SBU's is as follows:

As of and for the period ending December 31, 2000:

(in thousands)

                                              Life
                                            Brokerage   Financial      RSG       Direct      Total
                                            ----------  ----------  ----------  --------  -----------
Income Statement
Revenue
Premium income............................. $   96,744  $      464  $       --  $ 12,946  $   110,154
Net investment income......................    124,518     198,322      93,299     2,458      418,597
Realized investment losses.................     (4,480)     (4,130)     (3,356)      (88)     (12,054)
Fees and other income......................     61,976      38,869      60,210    43,916      204,971

                                            ----------  ----------  ----------  --------  -----------
   Total revenue...........................    278,758     233,525     150,153    59,232      721,668

                                            ----------  ----------  ----------  --------  -----------
Benefits and Expenses
Policyholder benefits......................    118,556     131,552      63,318     1,650      315,076
Intangible asset amortization..............     55,186      12,782      20,860        --       88,828
Net deferral of insurance acquisition costs    (35,392)    (67,048)    (11,416)  (43,259)    (157,115)
Commissions and taxes, licenses and fees...      8,260      84,232      44,431    11,264      148,187
Operating expenses.........................     48,166      32,182      29,463    94,635      204,446

                                            ----------  ----------  ----------  --------  -----------
   Total benefits and expenses.............    194,776     193,700     146,656    64,290      599,422

                                            ----------  ----------  ----------  --------  -----------
Income (loss) before income tax expense
  (benefit)................................     83,982      39,825       3,497    (5,058)     122,246
Income tax expense (benefit)...............     32,873       7,982      (3,914)   (1,762)      35,179

                                            ----------  ----------  ----------  --------  -----------
   Net income (loss)....................... $   51,109  $   31,843  $    7,411  $ (3,296) $    87,067

                                            ==========  ==========  ==========  ========  ===========
Balance Sheet
Future policy benefits..................... $1,954,307  $2,956,326  $1,365,963  $ 75,065  $ 6,351,661

                                            ==========  ==========  ==========  ========  ===========
Liabilities related to separate accounts... $   23,410  $8,646,454  $2,509,775  $     --  $11,179,639

                                            ==========  ==========  ==========  ========  ===========

                                                                                           Liabilities
                                                                     Net                   Related to
                                                                    Income   Future Policy  Separate
                                                          Revenue   (Loss)     Benefits     Accounts
                                                          -------- --------  ------------- -----------
Total revenue, net income, future policy benefits and
  liabilities related to separate accounts, respectively,
  from above:............................................ $721,668 $ 87,067   $6,351,661   $11,179,639

                                                          -------- --------   ----------   -----------
Less:
   Revenue, net income and selected liabilities of FKLA  268,198   43,922    2,427,185            --
   Revenue, net income and selected liabilities of ZLICA   48,650    7,212      336,336            --
   Revenue, net loss and selected liabilities of Zurich
     Direct...........................................    43,910  (12,368)          --            --

                                                          -------- --------   ----------   -----------
       Totals per the Company's consolidated financial
         statements...............................      $360,910 $ 48,301   $3,588,140   $11,179,639

                                                          ======== ========   ==========   ===========

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(15) Operating Segments and Related Information (continued)

As of and for the period ending December 31, 1999:

(in thousands)

                                              Life
                                            Brokerage   Financial      RSG       Direct     Total
                                            ----------  ----------  ----------  --------  ----------
Income Statement
Revenue
Premium income............................. $  145,533  $      410  $       --  $  8,038  $  153,981
Net investment income......................    137,106     175,590     101,202     1,297     415,195
Realized investment gains (losses).........        976      (6,980)        (98)       --      (6,102)
Fees and other income......................     70,477      48,873      35,742    44,528     199,620

                                            ----------  ----------  ----------  --------  ----------
   Total revenue...........................    354,092     217,893     136,846    53,863     762,694

                                            ----------  ----------  ----------  --------  ----------
Benefits and Expenses
Policyholder benefits......................    200,161     112,869      68,801     3,529     385,360
Intangible asset amortization..............     54,957      12,053      13,989        --      80,999
Net deferral of insurance acquisition costs    (37,433)    (43,664)    (20,624)  (41,412)   (143,133)
Commissions and taxes, licenses and fees...     21,881      66,702      26,700    17,411     132,694
Operating expenses.........................     56,179      25,101      23,611    71,194     176,085

                                            ----------  ----------  ----------  --------  ----------
   Total benefits and expenses.............    295,745     173,061     112,477    50,722     632,005

                                            ----------  ----------  ----------  --------  ----------
Income before income tax expense...........     58,347      44,832      24,369     3,141     130,689
Income tax expense.........................     25,707      19,235      10,966     1,114      57,022

                                            ----------  ----------  ----------  --------  ----------
   Net income.............................. $   32,640  $   25,597  $   13,403  $  2,027  $   73,667

                                            ==========  ==========  ==========  ========  ==========
Balance Sheet
Future policy benefits..................... $2,099,940  $2,620,132  $1,577,944  $ 34,957  $6,332,973

                                            ==========  ==========  ==========  ========  ==========
Liabilities related to separate accounts... $   20,552  $6,916,807  $2,840,709  $     --  $9,778,068

                                            ==========  ==========  ==========  ========  ==========

                                                                                               Liabilities
                                                                         Net                   Related to
                                                                        Income   Future Policy  Separate
                                                               Revenue  (Loss)     Benefits     Accounts
                                                               -------- -------  ------------- -----------
Total revenue, net income, future policy benefits and
  liabilities related to separate accounts, respectively, from
  above:...................................................... $762,694 $73,667   $6,332,973   $9,778,068

                                                               -------- -------   ----------   ----------
Less:
   Revenue, net income and selected liabilities of FKLA....   305,334  24,801    2,299,783           --
   Revenue, net income and selected liabilities of ZLICA...    49,460   8,528      314,357           --
   Revenue, net loss and selected liabilities of Zurich
     Direct................................................    44,481  (4,602)          --           --

                                                               -------- -------   ----------   ----------
       Totals per the Company's consolidated financial
         statements....................................      $363,419 $44,940   $3,718,833   $9,778,068

                                                               ======== =======   ==========   ==========

            KEMPER INVESTOR LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(15) Operating Segments and Related Information (continued)

As of and for the period ending December 31, 1998:

(in thousands)

                                              Life
                                            Brokerage   Financial      RSG       Direct     Total
                                            ----------  ----------  ----------  --------  ----------
Income Statement
Revenue
Premium income............................. $  160,067  $       56  $       --  $  5,583  $  165,706
Net investment income......................    141,171     180,721     100,695       271     422,858
Realized investment gains..................     20,335      33,691      15,659        30      69,715
Fees and other income......................     80,831      40,421      31,074    23,581     175,907

                                            ----------  ----------  ----------  --------  ----------
   Total revenue...........................    402,404     254,889     147,428    29,465     834,186

                                            ----------  ----------  ----------  --------  ----------
Benefits and Expenses
Policyholder benefits......................    243,793     117,742      73,844     2,110     437,489
Intangible asset amortization..............     58,390      15,669      15,703        --      89,762
Net deferral of insurance acquisition costs    (55,569)     (9,444)    (22,964)  (22,765)   (110,742)
Commissions and taxes, licenses and fees...     29,539      43,919      22,227    11,707     107,392
Operating expenses.........................     61,659      24,924      20,279    35,593     142,455

                                            ----------  ----------  ----------  --------  ----------
   Total benefits and expenses.............    337,812     192,810     109,089    26,645     666,356

                                            ----------  ----------  ----------  --------  ----------
Income before income tax expense...........     64,592      62,079      38,339     2,820     167,830
Income tax expense.........................     26,774      24,340      14,794     1,001      66,909

                                            ----------  ----------  ----------  --------  ----------
   Net income.............................. $   37,818  $   37,739  $   23,545  $  1,819  $  100,921

                                            ==========  ==========  ==========  ========  ==========
Balance Sheet
Future policy benefits..................... $2,225,727  $2,372,144  $1,648,393  $ 15,069  $6,261,333

                                            ==========  ==========  ==========  ========  ==========
Liabilities related to separate accounts... $    8,497  $4,867,189  $2,223,518  $     --  $7,099,204

                                            ==========  ==========  ==========  ========  ==========

                                                                                                 Liabilities
                                                                                                 Related to
                                                                        Net Income Future Policy  Separate
                                                               Revenue    (Loss)     Benefits     Accounts
                                                               -------- ---------- ------------- -----------
Total revenue, net income, future policy benefits and
  liabilities related to separate accounts, respectively, from
  above:...................................................... $834,186  $100,921   $6,261,333   $7,099,204

                                                               --------  --------   ----------   ----------
Less:
   Revenue, net income and selected liabilities of FKLA....   336,841    35,953    2,037,683           --
   Revenue, net loss and selected liabilities of ZLICA.....    54,058    (1,066)     317,259           --
   Revenue, net income and selected liabilities of Zurich
     Direct................................................    23,548       885           --           --

                                                               --------  --------   ----------   ----------
       Totals per the Company's consolidated financial
         statements....................................      $419,739  $ 65,149   $3,906,391   $7,099,204

                                                               ========  ========   ==========   ==========

(16) Subsequent Event

   In February 2001, the Company sold to FKLA a $60.0 million group variable life insurance policy covering all current FKLA employees as of February 14, 2001. The transaction, as business-owned life insurance, will permit FKLA to indirectly fund certain of its employee benefit obligations.

                                  APPENDIX A

               EXAMPLE OF GUARANTEED INTEREST RATE ACCUMULATION

              Purchase Payment........ $40,000
              Guarantee Period........ 5 Years
              Guaranteed Interest Rate 4.0% Effective Annual Rate

Rate

                         Interest Credited    Cumulative
                    Year    During Year    Interest Credited
                    ---- ----------------- -----------------
                     1..     $1,600.00         $1,600.00
                     2..      1,664.00          3,264.00
                     3..      1,730.56          4,994.56
                     4..      1,799.78          6,794.34
                     5..      1,871.77          8,666.11

   Accumulated value at the end of 5 years is:

                       $40,000 + $8,666.11 = $48,666.11

   Note: This example assumes that no withdrawals are made during the five-year period. If the Owner makes withdrawals or transfers during this period, Market Value Adjustments and withdrawal charges apply.

   The hypothetical interest rate is not intended to predict future Guaranteed Interest Rates. Actual Guaranteed Interest Rates for any Guarantee Period may be more or less than those shown.

                                  APPENDIX B

                   ILLUSTRATION OF A MARKET VALUE ADJUSTMENT

               Purchase Payment:........ $40,000
               Guarantee Period:........ 5 Years
               Guaranteed Interest Rate: 5% Annual Effective Rate

   The following examples illustrate how the Market Value Adjustment and the withdrawal charge may affect the values of a Contract upon a withdrawal. The 5% assumed Guaranteed Interest Rate is the rate required to be used in the "Summary of Expenses." In these examples, the withdrawal occurs one year after the Date of Issue. The Market Value Adjustment operates in a similar manner for transfers. No withdrawal charge applies to transfers.

   The Guarantee Period Value for this $40,000 Purchase Payment is $51,051.26 at the end of the five-year Guarantee Period. After one year, when the withdrawals occur in these examples, the Guarantee Period Value is $42,000.00. It is also assumed, for the purposes of these examples, that no prior partial withdrawals or transfers have occurred.

   The Market Value Adjustment will be based on the rate we are then crediting (at the time of the withdrawal) on new Contracts with the same Guarantee Period as the time remaining in your Guarantee Period rounded to the next higher number of complete years. One year after the Purchase Payment there would have been four years remaining in your Guarantee Period. These examples also show the withdrawal charge (if any) which would be calculated separately after the Market Value Adjustment.

Example of a Downward Market Value Adjustment

   A downward Market Value Adjustment results from a full or partial withdrawal that occurs when interest rates have increased. Assume interest rates have increased one year after the Purchase Payment and we are then crediting 6.5% for a four-year Guarantee Period. Upon a full withdrawal, the market value adjustment factor would be:

-.0551589* = (1 + .05)/4/ - 1
             ------------
              (1 + .065)

   The Market Value Adjustment is a reduction of $2,316.67 from the Guarantee Period Value:

                       -2,316.67 = -.0551589 X 42,000.00

   The Market Adjusted Value would be:

                      $39,683.33 = $42,000.00 - $2,316.67

   A withdrawal charge of 6% would be assessed against the Market Adjusted Value in excess of the amount available as a free withdrawal. In this case, there are no prior withdrawals, so 10% of the Market Adjusted Value is not subject to a withdrawal charge. The withdrawal charge is thus:

                      $2,142.90 = $39,683.33 X .90 X .06

   Thus, the amount payable on a full withdrawal would be:

                      $37,540.43 = $39,683.33 - $2,142.90
--------
* Actual calculation utilizes 10 decimal places.

   If instead of a full withdrawal, 50% of the Guarantee Period Value was withdrawn (partial withdrawal of 50%), the Market Value Adjustment would be 50% of that of the full withdrawal:

                     -$1,158.34 = - .0551589 X $21,000.00

   The Market Adjusted Value would be:

                      $19,841.66 = $21,000.00 - $1,158.34

   The withdrawal charge of 6% would apply to the Market Adjusted Value being withdrawn, less 10% of the full Market Adjusted Value as there are no prior withdrawals:

                $952.39 = ($19,841.46 - .10 X $39,683.33) X .06

   Thus, the amount payable on this partial withdrawal would be:

                       $18.889.07 = $19,841.46 - $952.39

Example of an Upward Market Value Adjustment

   An upward Market Value Adjustment results from a withdrawal that occurs when interest rates have decreased. Assume interest rates have decreased one year later and we are then crediting 4% for a four-year Guarantee Period. Upon a full withdrawal, the market value adjustment factor would be:

                            +.0390198 = 1 + .05)/4/
                                           (1 + .04)

   The Market Value Adjustment is an increase of $1638.83 to the Guarantee Period Value:

                       $1,638.83 = $42,000.00 X .0390198

   The Market Adjusted Value would be:

                      $43,638.33 = $42,000.00 + $1,638.83

   A withdrawal charge of 6% would apply to the Market Adjusted Value being withdrawn, less 10% of the full Market Adjusted Value, as there were no prior withdrawals:

                      $2,356.47 = $43,638.33 X .90 X .06

   Thus, the amount payable on withdrawal would be:

                      $41,281.85 = $43,638.33 - $2,356.47

   If instead of a full withdrawal, 50% of the Guarantee Period Value was withdrawn (partial withdrawal of 50%), the Market Value Adjustment would be:

                        $819.42 = $21,000.00 X .0390198

   The Market Adjusted Value of $21,000.00 would be:

                       $21,819.42 = $21,000.00 + $819.42

   The withdrawal charge of 6% would apply to the Market Adjusted Value being withdrawn, less 10% of the full Market Adjusted Value as there are no prior withdrawals:

                $1,047.34 = ($21,819.42 - .1 X 43,638.33) X .06

   Thus, the amount payable on this partial withdrawal would be:

                      $20,772.08 = $21,819.42 - $1,047.34

   Actual Market Value Adjustment may have a greater or lesser impact than that shown in the Examples, depending on the actual change in interest crediting rates and the timing of the withdrawal or transfer in relation to the time remaining in the Guarantee Period.

                                  APPENDIX C

          KEMPER INVESTORS LIFE INSURANCE COMPANY DEFERRED FIXED AND VARIABLE ANNUITY IRA, ROTH IRA AND SIMPLE IRA DISCLOSURE STATEMENT

   This Disclosure Statement describes the statutory and regulatory provisions applicable to the operation of traditional Individual Retirement Annuities
(IRAs), Roth Individual Retirement Annuities (Roth IRAs) and Simple Individual Retirement Annuities (SIMPLE IRAs). Internal Revenue Service regulations require that this be given to each person desiring to establish an IRA, Roth IRA or a SIMPLE IRA. Except where otherwise indicated, IRA discussion includes Simplified Employee Pension IRAs (SEP IRAs). Further information can be obtained from Kemper Investors Life Insurance Company and from any district office of the Internal Revenue Service.

A. Revocation

   Within seven days of the date you signed your enrollment application, you may revoke the Contract and receive back 100% of your money. To do so, wire Kemper Investors Life Insurance Company, 1600 McConnor Parkway, Schaumburg, Illinois 60196 or call 1-800-621-5001.

B. Statutory Requirements

   This Contract is intended to meet the requirements of Section 408(b) of the Internal Revenue Code (Code), Section 408A of the Code for use as a Roth IRA, or of Section 408(p) of the Code for use as a SIMPLE IRA, whichever is applicable. The Contract form has not been approved for use as an IRA, Roth IRA or a SIMPLE IRA by the Internal Revenue Service. Such approval by the Internal Revenue Service is a determination only on the form of the Contract, and does not represent a determination on the merits of the Contract.

   1. The amount in your IRA, Roth IRA, and SIMPLE IRA, whichever is applicable, must be fully vested at all times and the entire interest of the owner must be nonforfeitable.

   2. The Contract must be nontransferable by the owner.

   3. The Contract must have flexible premiums.

   4. For IRAs and SIMPLE IRAs, you must start receiving distributions on or before April 1 of the year following the year in which you reach age 70 1/2 (the required beginning date)(see "Required Distributions"). However, Section 401(a)(9)(A) of the Code (relating to minimum distributions required to commence at age 70 1/2), and the incidental death benefit requirements of
Section 401(a) of the Code, do not apply to Roth IRAs.

   If you die before your entire interest in your Contract is distributed, unless otherwise permitted under applicable law, any remaining interest in the Contract must be distributed to your Beneficiary by December 31 of the calendar year containing the fifth anniversary of your death; except that: (1) if the interest is payable to an individual who is your designated Beneficiary (within the meaning of Section 401(a)(9) of the Code), the designated Beneficiary may elect to receive the entire interest over his or her life, or over a certain period not extending beyond his or her life expectancy, commencing on or before December 31 of the calendar year immediately following the calendar year in which you die; and (2) if the designated Beneficiary is your spouse, the Contract will be treated as his or her own IRA, or, where applicable, Roth IRA.

   5. Except in the case of a rollover contribution or a direct transfer (see "Rollovers and Direct Transfers"), or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP), (1) all contributions to an IRA, including a Roth IRA, must be cash contributions which do not exceed $2,000 (in 2001) and $3,000 (in 2002), (2) an additional $500 catch-up amount if you are age 50 or over (in 2002), and (3) all contributions to a SIMPLE IRA must be cash contributions, including matching or nonelective employer contributions (see "SIMPLE IRAs"), which do not exceed $6,500 (in 2001) and $7,000 (in 2002).

   6. The Contract must be for the exclusive benefit of you and your beneficiaries.

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

C. Rollovers and Direct Transfers for IRAs and SIMPLE IRAs

   1. A rollover is a tax-free transfer from one retirement program to another that you cannot deduct on your tax return. There are two kinds of tax-free rollover payments under an IRA. In one, you transfer amounts from one IRA to another. With the other, you transfer amounts from a qualified employee benefit plan or tax-sheltered annuity to an IRA. Tax-free rollovers can be made from a SIMPLE IRA to another SIMPLE IRA or to a SIMPLE Individual Retirement Account under Section 408(p) of the Code. An individual can make a tax-free rollover to an IRA from a SIMPLE IRA after a two-year period has expired since the individual first participated in a SIMPLE plan.

   2. You must complete the transfer by the 60th day after the day you receive the distribution from your IRA or other qualified employee benefit plan or SIMPLE IRA.

   3. A rollover distribution may be made to you only once a year. The one-year period begins on the date you receive the rollover distribution, not on the date you roll it over (reinvest it).

   4. A direct transfer to an IRA of funds in an IRA from one trustee or insurance company to another is not a rollover. It is a transfer that is not affected by the one-year waiting period.

   5. All or a part of the premium for this Contract used as an IRA may be paid from a rollover from an IRA, qualified pension or profit-sharing plan or tax-sheltered annuity, or from a direct transfer from another IRA. All or part of the premium for this Contract used as a SIMPLE IRA may be paid from a rollover from a SIMPLE IRA or SIMPLE Individual Retirement Account or, to the extent permitted by law, from a direct transfer from a SIMPLE IRA or SIMPLE Individual Retirement Account.

   6. A distribution that is eligible for rollover treatment from a qualified employee benefit plan or tax-sheltered annuity will be subject to twenty percent (20%) withholding by the Internal Revenue Service even if you roll the distribution over within the 60-day rollover period. One way to avoid this withholding is to make the distribution as a direct transfer to the IRA trustee or insurance company.

D. Contribution Limits and Allowance of Deduction for IRAs

   1. In general, the amount you can contribute each year to an IRA is the lesser of $2,000 (in 2001) and $3,000 (in 2002) or your taxable compensation for the year. If you have more than one IRA, the limit applies to the total contributions made to your own IRAs for the year. Generally, if you work the amount that you earn is compensation. Wages, salaries, tips, professional fees, bonuses and other amounts you receive for providing personal services are compensation. If you own and operate your own business as a sole proprietor, your net earnings reduced by your deductible contributions on your behalf to self-employed retirement plans is compensation. If you are an active partner in a partnership and provide services to the partnership, your share of partnership income reduced by deductible contributions made on your behalf to qualified retirement plans is compensation. All taxable alimony and separate maintenance payments received under a decree of divorce or separate maintenance is compensation.

   2. In the case of a married couple filing a joint return, up to $2,000 (in
2001) and $3,000 (in 2002) can be contributed to each spouse's IRA, even if one spouse has little or no compensation. This means that the total combined contributions that can be made to both IRAs can be as much as $4,000 (in 2001) and $6,000 (in 2002) for the applicable year.

   3. In the case of a married couple with unequal compensation who file a joint return, the limit on the deductible contributions to the IRA of the spouse with less compensation is the smaller of:

      a. $2,000 (in 2001), $3,000 (in 2002), or

      b. The total compensation of both spouses, reduced by any deduction allowed for contributions to IRAs of the spouse with more compensation.

   The deduction for contributions to both spouses' IRAs may be further limited if either spouse is covered by an employer retirement plan.

   4. Even if your spouse is covered by an employer retirement plan, you may be able to deduct your contributions to an IRA if you are not covered by an employer plan. The deduction is limited to $2,000 and it must be reduced if your adjusted gross income on a joint return is more than $150,000 but less than $160,000. Your deduction is eliminated if your income on a joint return is $160,000 or more.

   5. Contributions to your IRA can be made at any time. If you make the contribution between January 1 and April 15, however, you may elect to treat the contribution as made either in that year or in the preceding year. You may file a tax return claiming a deduction for your IRA contribution before the contribution is actually made. You must, however, make the contribution by the due date of your return not including extensions.

   6. You cannot make a contribution other than a rollover contribution to your IRA for the year in which you reach age 70 1/2 or thereafter.

E. SEP IRAs

   1. SEP IRA rules concerning eligibility and contributions are governed by Code Section 408(k). The maximum deductible contribution for a SEP IRA is the lesser of $30,000 or 15% of compensation.

   2. A SEP must be established and maintained by an employer (corporation, partnership, sole proprietor). Information about the Kemper SEP is available upon request.

F. SIMPLE IRAs

   1. A SIMPLE IRA must be established with your employer using a qualified salary reduction agreement.

   2. You may elect to have your employer contribute to your SIMPLE IRA, under a qualified salary reduction agreement, an amount (expressed as a percentage of your compensation) not to exceed $6,500 (in 2001) and $7,000 (in 2002). In addition to these employee elective contributions, your employer is required to make each year either (1) a matching contribution equal to up to 3 percent, and not less than 1 percent, of your SIMPLE IRA contribution for the year, or (2) a nonelective contribution equal to 2 percent of your compensation for the year (up to $150,000 of compensation, as adjusted for inflation). No other contributions may be made to a SIMPLE IRA.

   3. Employee elective contributions and employer contributions (i.e., matching contributions and nonelective contributions) to your SIMPLE IRA are excluded from your gross income.

   4. To the extent an individual with a SIMPLE IRA is no longer participating in a SIMPLE plan (e.g., the individual has terminated employment), and two years has passed since the individual first participated in the plan, the individual may treat the SIMPLE IRA as an IRA.

G. Tax Status of the Contract and Distributions for IRAs and SIMPLE IRAs

   1. Earnings of your IRA annuity contract are not taxed until they are distributed to you.

   2. In general, taxable distributions are included in your gross income in the year you receive them.

   3. Distributions under your IRA are non-taxable to the extent they represent a return of non-deductible contributions (if any). The non-taxable percentage of a distribution is determined by dividing your total undistributed, non-deductible IRA contributions by the value of all your IRAs (including SEPs and rollovers).

   4. You cannot choose the special five-year or ten-year averaging that may apply to lump sum distributions from qualified employer plans.

H. Required Distributions for IRAs and SIMPLE IRAs

   You must start receiving minimum distributions required under the Contract and Section 401(a)(9) of the Code from your IRA and SIMPLE IRA starting with the year you reach age 70 1/2 (your 70 1/2 year). Ordinarily, the required minimum distribution for a particular year must be received by December 31 of that year. However, you may delay the required minimum distribution for the year you reach age 70 1/2 until April 1 of the following year (i.e., the required beginning date).

   Annuity payments which begin by April 1 of the year following your 70 1/2 year satisfy the minimum distribution requirement if they provide for non-increasing payments over the life or the lives of you and your spouse, provided that, if installments are guaranteed, the guaranty period does not exceed the lesser of 20 years or the applicable life expectancy.

   The applicable life expectancy is your remaining life expectancy or the remaining joint life and last survivor expectancy of you and your designated Beneficiary. Life expectancies are determined using the expected return multiple tables shown in IRS Publication 590 "Individual Retirement Arrangements." To obtain a free copy of IRS Publication 590 and other IRS forms, phone the IRS toll free at 1-800-729-3676 or write the IRS Forms Distribution Center for your area as shown in your income tax return instructions.

   If you have more than one IRA, you must determine the required minimum distribution separately for each IRA; however, you can take the actual distributions of these amounts from any one or more of your IRAs.

   If the actual distribution from your Contract is less than the minimum amount that should be distributed in accordance with the minimum distribution requirements mentioned above, the difference generally is an excess accumulation. There is a 50% excise tax on any excess accumulations. If the excess accumulation is due to reasonable error, and you have taken (or are taking) steps to remedy the insufficient distribution, you can request that this 50% excise tax be excused by filing with your tax return an IRS Form 5329, together with a letter of explanation and the excise tax payment.

I. Roth IRAs

   1. If your Contract is a special type of individual retirement plan known as a Roth IRA, it will be administered in accordance with the requirements of
Section 408A of the Code. (Except as otherwise indicated, references herein to an "IRA" are to an "individual retirement plan," within the meaning of Section 7701(a)(37) of the Code, other than a Roth IRA.) Roth IRAs are treated the same as other IRAs, except as described here. However, the provisions of the Code governing Roth IRAs may be modified by pending legislation. We will notify you of any such changes.

   2. The IRS is not presently accepting submissions for opinion letters approving annuities as Roth IRAs, but will issue in the future procedures for requesting such opinion letters. We will apply for approval as soon as possible after the IRS issues its procedures on this matter. Such approval will be a determination only on the form of the annuity, and will not represent a determination of the merits of the annuity.

   3. If your Contract is a Roth IRA, we will send you a Roth IRA endorsement to be attached to, and to amend, your Contract after we obtain approval of the endorsement from the IRS and your state insurance department. The Company reserves the right to amend the Contract as necessary or advisable from time to time to comply with future changes in the Internal Revenue Code, regulations or other requirements imposed by the IRS to obtain or maintain its approval of the annuity as a Roth IRA.

   4. Earnings in your Roth IRA are not taxed until they are distributed to you, and will not be taxed if they are paid as a "qualified distribution," as described to you in section L, below.

J. Eligibility and Contributions for Roth IRAs

   1. Generally, you are eligible to establish or make a contribution to your Roth IRA only if you meet certain income limits. No deduction is allowed for contributions to your Roth IRA. Contributions to your Roth IRA may be made even after you attain age 70 1/2.

   2. The aggregate amount of contributions for any taxable year to all IRAs, including all Roth IRAs, maintained for your benefit (the "contribution limit") generally is the lesser of $2,000 (in 2001), $3,000 (in 2002) and 100% of your compensation for the taxable year. However, if you file a joint return and receive less compensation for the taxable year than your spouse, the contribution limit for the taxable year is the lesser of $2,000 (in 2001) and $3,000 (in 2002) and the sum of (1) your compensation for the taxable year, and
(2) your spouse's compensation for the taxable year reduced by any deductible contributions to an IRA of your spouse, and by any contributions to a Roth IRA for your spouse, for the taxable year.

   The contribution limit for any taxable year is reduced (but not below zero) by the amount which bears the same ratio to such amount as:

    (a)the excess of (i) your adjusted gross income for the taxable year, over
       (ii) the "applicable dollar amount," bears to

    (b)$15,000 (or $10,000 if you are married).

   For this purpose, "adjusted gross income" is determined in accordance with
Section 219(g)(3) of the Code and (1) excludes any amount included in gross income as a result of any rollover from, transfer from, or conversion of an IRA to a Roth IRA, and (2) is reduced by any deductible IRA contribution. In addition, the "applicable dollar amount" is equal to $150,000 for a married individual filing a joint return, $0 for a married individual filing a separate return, and $95,000 for any other individual.

   A "qualified rollover contribution" (discussed in section K, below), and a non-taxable transfer from another Roth IRA, are not taken into account for purposes of determining the contribution limit.

K. Rollovers, Transfers and Conversions to Roth IRAs

   1. Rollovers and Transfers--A rollover may be made to a Roth IRA only if it is a "qualified rollover contribution." A "qualified rollover contribution" is a rollover to a Roth IRA from another Roth IRA or from an IRA, but only if such rollover contribution also meets the rollover requirements for IRAs under
Section 408(d)(3). In addition, a transfer may be made to a Roth IRA directly from another Roth IRA or from an IRA.

   You may not make a qualified rollover contribution or transfer in a taxable year from an IRA to a Roth IRA if (a) your adjusted gross income for the taxable year exceeds $100,000 or (b) you are married and file a separate return.

   The rollover requirements of Section 408(d)(3) are complex and should be carefully considered before you make a rollover. One of the requirements is that the amount received be paid into another IRA (or Roth IRA) within 60 days after receipt of the distribution. In addition, a rollover contribution from a Roth IRA may be made by you only once a year. The one-year period begins on the date you receive the Roth IRA distribution, not on the date you roll it over (reinvest it) into another Roth IRA. If you withdraw assets from a Roth IRA, you may roll over part of the withdrawal tax free into another Roth IRA and keep the rest of it. A portion of the amount you keep may be included in your gross income.

   2. Taxation of Rollovers and Transfers to Roth IRAs--A qualified rollover contribution or transfer from a Roth IRA maintained for your benefit to another Roth IRA maintained for your benefit which meets the rollover requirements for IRAs under Section 408(d)(3) is tax-free.

   In the case of a qualified rollover contribution or a transfer from an IRA maintained for your benefit to a Roth IRA maintained for your benefit, any portion of the amount rolled over or transferred which would be includible in your gross income were it not part of a qualified rollover contribution or a nontaxable transfer will be includible in your gross income. However, Code
Section 72(t) (relating to the 10 percent penalty tax on premature distributions) will not apply. If such a rollover or transfer occurs before January 1, 1999, any portion of the amount rolled over or transferred which is required to be included in gross income will be so included ratably over the 4-taxable year period beginning with the taxable year in which the rollover or transfer is made.

   Pending legislation may modify these rules retroactively to January 1, 1998.

   3. Transfers of Excess IRA Contributions to Roth IRAs--If, before the due date of your federal income tax return for any taxable year (not including extensions), you transfer, from an IRA, contributions for such taxable year (and earnings thereon) to a Roth IRA, such amounts will not be includible in gross income to the extent that no deduction was allowed with respect to such amount.

   4. Taxation of Conversions of IRAs to Roth IRAs--All or part of amounts in an IRA maintained for your benefit may be converted into a Roth IRA maintained for your benefit. The conversion of an IRA to a Roth IRA is treated as special type of qualified rollover contribution. Hence, you must be eligible to make a qualified rollover contribution in order to convert an IRA to a Roth IRA. A conversion typically will result in the inclusion of some or all of your IRA's value in gross income, as described above.

   A conversion of an IRA to a Roth IRA can be made without taking an actual distribution from your IRA. For example, an individual may make a conversion by notifying the IRA issuer or trustee, whichever is applicable.

   UNDER SOME CIRCUMSTANCES, IT MIGHT NOT BE ADVISABLE TO ROLLOVER, TRANSFER, OR CONVERT ALL OR PART OF AN IRA TO A ROTH IRA. WHETHER YOU SHOULD DO SO WILL DEPEND ON YOUR PARTICULAR FACTS AND CIRCUMSTANCES, INCLUDING, BUT NOT LIMITED TO, SUCH FACTORS AS WHETHER YOU QUALIFY TO MAKE SUCH A ROLLOVER, TRANSFER, OR CONVERSION, YOUR FINANCIAL SITUATION, AGE, CURRENT AND FUTURE INCOME NEEDS, YEARS TO RETIREMENT, CURRENT AND FUTURE TAX RATES, YOUR ABILITY AND DESIRE TO PAY CURRENT INCOME TAXES WITH RESPECT TO AMOUNTS ROLLED OVER, TRANSFERRED, OR CONVERTED, AND WHETHER SUCH TAXES MIGHT NEED TO BE PAID WITH WITHDRAWALS FROM YOUR ROTH IRA (SEE DISCUSSION BELOW OF "NONQUALIFIED DISTRIBUTIONS"). YOU SHOULD CONSULT A QUALIFIED TAX ADVISER BEFORE ROLLING OVER, TRANSFERRING, OR CONVERTING ALL OR PART OF AN IRA TO A ROTH IRA.

   5. Separate Roth IRAs--Due to the complexity of, and proposed changes to, the tax law, it may be advantageous to maintain amounts rolled over, transferred, or converted from an IRA in separate Roth IRAs from those containing regular Roth IRA contributions. For the same reason, you should consider maintaining a separate Roth IRA for each amount rolled over, transferred, or converted from an IRA. These considerations should be balanced against the additional costs you may incur from maintaining multiple Roth IRAs. You should consult your tax adviser if you intend to contribute rollover, transfer, or conversion amounts to your Contract, or if you intend to roll over or transfer amounts from your Contract to another Roth IRA maintained for your benefit.

L. Income Tax Consequences of Roth IRAs

   1. Qualified Distributions--Any "qualified distribution" from a Roth IRA is excludible from gross income. A "qualified distribution" is a payment or distribution which satisfies two requirements. First, the payment or distribution must be (a) made after you attain 59 1/2, (b) made after your death, (c) attributable to your being disabled, or (d) a "qualified special purpose distribution" (i.e., a qualified first-time homebuyer distribution under Section 72(t)(2)(F) of the Code). Second, the payment or distribution must be made in a taxable year that is at least five years after (1) the first taxable year for which a contribution was made to any Roth IRA established for you, or (2) in the case of a rollover from, or a conversion of, an IRA to a Roth IRA, the taxable year in which the rollover or conversion was made if the payment or distribution is allocable (as determined in the manner set forth in guidance issued by the IRS) to the rollover contribution or conversion (or to income allocable thereto).

   2. Nonqualified Distributions--A distribution from a Roth IRA which is not a qualified distribution is taxed under Section 72 (relating to annuities), except that such distribution is treated as made first from contributions to the Roth IRA to the extent that such distribution, when added to all previous distributions from the Roth IRA, does not exceed the aggregate amount of contributions to the Roth IRA. For purposes of determining the amount taxed,
(a) all Roth IRAs established for you will be treated as one contract, (b) all distributions during any taxable year from Roth IRAs established for you will be treated as one distribution, and (c) the value of the contract, income on the contract, and investment in the contract, if applicable, will be computed as of the close of the calendar year in which the taxable year begins.

   An additional tax of 10% is imposed on nonqualified distributions (including amounts deemed distributed as the result of a prohibited loan or use of your Roth IRA as security for a loan) made before the benefited individual has attained age 59 1/2, unless one of the exceptions discussed in Section N applies.

M. Tax on Excess Contributions

   1. You must pay a 6% excise tax each year on excess contributions that remain in your Contract. Generally, an excess contribution is the amount contributed to your Contract that is more than you can contribute. The excess is taxed for the year of the excess contribution and for each year after that until you correct it.

   2. You will not have to pay the 6% excise tax if you withdraw the excess amount by the date your tax return is due including extensions for the year of the contribution. You do not have to include in your gross income an excess contribution that you withdraw from your Contract before your tax return is due if the income earned on the excess was also withdrawn and no deduction was allowed for the excess contribution. You must include in your gross income the income earned on the excess contribution.

N. Tax on Premature Distributions

   There is an additional tax on premature distributions from your IRA, Roth IRA, or SIMPLE IRA, equal to 10% of the taxable amount. For premature distributions from a SIMPLE IRA made within the first 2 years you participate in a SIMPLE plan, the additional tax is equal to 25% of the amount of the premature distribution that must be included in gross income. Premature distributions are generally amounts you withdraw before you are age 59 1/2. However, the tax on premature distributions does not apply:

   1. To amounts that are rolled over tax free;

   2. To a distribution which is made on or after your death, or on account of you being disabled within the meaning of Code Section 72(m)(7);

   3. To a distribution which is part of a series of substantially equal periodic payments (made at least annually) over your life or your life expectancy or the joint life or joint life expectancy of you and your Beneficiary; or

   4. To a distribution which is used for qualified first-time homebuyer expenses, qualified higher education expenses, certain medical expenses, or by an unemployed individual to pay health insurance premiums.

O. Excise Tax Reporting

   Use Form 5329, Additional Taxes Attributable to Qualified Retirement Plans (Including IRAs), Annuities, and Modified Endowment Contracts, to report the excise taxes on excess contributions, premature distributions, and excess accumulations. If you do not owe any IRA, SIMPLE IRA or Roth IRA excise taxes, you do not need Form 5329. Further information can be obtained from any district office of the Internal Revenue Service.

P. Borrowing

   If you borrow money against your Contract or use it as security for a loan, the Contract will lose its classification as an IRA, Roth IRA, or SIMPLE IRA, whichever is applicable, and you must include in gross income the fair market value of the Contract as of the first day of your tax year. In addition, you may be subject to the tax on premature distributions described above. (Note:
This Contract does not allow borrowings against it, nor may it be assigned or pledged as collateral for a loan.)

Q. Reporting

   We will provide you with any reports required by the Internal Revenue
Service.

R. Estate Tax

   Generally, the value of your IRA, including your Roth IRA, is included in your gross estate for federal estate tax purposes.

S. Financial Disclosure

   1. If contributions to the Contract are made by other than rollover contributions and direct transfers, the following information based on the charts shown on the next pages, which assumes you were to make a level contribution to the fixed account at the beginning of each year of $1,000 must be completed prior to your signing the enrollment application.

End of Lump Sum Termination At  Lump Sum Termination
 Year   Value of Contract*  Age  Value of Contract*
 ----  -------------------- --- --------------------
  1                         60
  2                         65
  3                         70
  4
  5

--------
*Includes applicable withdrawal charges as described in Item T below.

   2. If contributions to the Contract are made by rollover contributions and/or direct transfers, the following information, based on the charts shown on the next page, and all of which assumes you make one contribution to the fixed account of $1,000 at the beginning of this year, must be completed prior to your signing the enrollment application.

              End of Lump Sum Termination At  Lump Sum Termination
               Year   Value of Contract*  Age  Value of Contract*
               ----  -------------------- --- --------------------
                1                         60
                2                         65
                3                         70
                4
                5

--------
* Includes applicable withdrawal charges as described in Item T below.

T. Financial Disclosure for the Separate Account (Variable Account)


   1. If on the enrollment application you indicated an allocation to a Subaccount, this Contract will be assessed a daily charge of an amount which will equal an aggregate of 1.45% per year. If you elected the Guaranteed Retirement Income Benefit option with a seven-year waiting period, the Earnings Enhanced Death Benefit option, and the Value Credit option an additional charge of 0.45% (0.35% for the ten-year waiting period), 0.25% (0.85% if attained age is 81 or higher at issue) and 0.40% of Contract Value, respectively, will be assessed against the Separate Account.


   2. An annual records maintenance charge of $30.00 will be assessed annually against the Separate Account, Fixed Account and Guarantee Periods on a pro rata basis. However, there is no records maintenance charge for Contracts with a Contract Value of at least $50,0000 on the Contract Anniversary.


   3. Withdrawal (early annuitization) charges will be assessed based on the years elapsed since the Purchase Payments (in a given Contribution Year) were received by KILICO. If the Value Credit is not elected, the charges are as follows: under 1 year, 7%; over 1 to 2 years, 6%; over 2 to 3 years, 5%; over 3 to 4 years, 5%; over 4 to 5 years, 4%; over 5 to 6 years, 3%; over 6 to 7 years, 2%; over 7 years and thereafter, 0%. If the Value Credit is elected, the charges are as follows: under 1 year, 8.5%; over 1 to 2 years, 8.5%; over 2 to 3 years, 8.5%; over 3 to 4 years, 8.5%; over 4 to 5 years, 7.5%; over 5 to 6 years, 6.5%; over 6 to 7 years, 5.5%; over 7 to 8 years, 3.5%; over 8 to 9 years, 1.5%; over 9 and thereafter, 0%.


   4. The method used to compute and allocate the annual earnings is contained in the Prospectus under the heading "Accumulation Unit Value."

   5. The growth in value of your Contract is neither guaranteed nor projected but is based on the investment experience of the Separate Account.

   GUARANTEED LUMP SUM TERMINATION OF DEFERRED FIXED AND VARIABLE ANNUITY COMPLETELY ALLOCATED TO THE GENERAL ACCOUNT WITH 3% GUARANTEED EACH YEAR. (TERMINATION VALUES ARE BASED ON $1,000 ANNUAL CONTRIBUTIONS AT THE BEGINNING OF EACH YEAR.)

  End of Termination End of Termination End of Termination End of Termination
   Year    Values*    Year    Values*    Year    Values*    Year    Values*
   ----  ----------- ------ ----------- ------ ----------- ------ -----------
     1   $   937.00    14   $16,798.32    27   $40,421.63    40   $ 75,113.26
     2     1,913.00    15    18,310.91    28    42,642.92    41     78,375.30
     3     2,928.90    16    19,868.88    29    44,930.85    42     81,735.20
     4     3,976.63    17    21,473.59    30    47,287.42    43     85,195.89
     5     5,066.14    18    23,126.44    31    49,714.68    44     88,760.41
     6     6,198.41    19    24,828.87    32    52,214.76    45     92,431.86
     7     7,374.46    20    26,582.37    33    54,789.84    46     96,213.46
     8     8,604.34    21    28,388.49    34    57,442.18    47    100,108.50
     9     9,871.11    22    30,248.78    35    60,174.08    48    104,120.40
    10    11,175.88    23    32,164.88    36    62,987.94    49    108,252.65
    11    12,519.80    24    34,138.47    37    65,886.22    50    112,508.87
    12    13,904.03    25    36,171.26    38    68,871.45
    13    15,329.79    26    38,265.04    39    71,946.23

   GUARANTEED LUMP SUM TERMINATION OF DEFERRED FIXED AND VARIABLE ANNUITY COMPLETELY ALLOCATED TO THE GENERAL ACCOUNT WITH 3% GUARANTEED EACH YEAR. (TERMINATION VALUES ARE BASED ON $1,000 SINGLE PREMIUM.)

  End of Termination End of Termination End of Termination End of Termination
   Year    Values*    Year    Values*    Year    Values*    Year    Values*
   ----  ----------- ------ ----------- ------ ----------- ------ -----------
     1     $  937      14     $1,000      27     $1,000      40     $1,000
     2        946      15      1,000      28      1,000      41      1,000
     3        955      16      1,000      29      1,000      42      1,000
     4        955      17      1,000      30      1,000      43      1,000
     5        964      18      1,000      31      1,000      44      1,000
     6        973      19      1,000      32      1,000      45      1,000
     7        982      20      1,000      33      1,000      46      1,000
     8      1,000      21      1,000      34      1,000      47      1,000
     9      1,000      22      1,000      35      1,000      48      1,000
    10      1,000      23      1,000      36      1,000      49      1,000
    11      1,000      24      1,000      37      1,000      50      1,000
    12      1,000      25      1,000      38      1,000
    13      1,000      26      1,000      39      1,000

--------
* Includes applicable withdrawal charges.

                       STATEMENT OF ADDITIONAL INFORMATION

                             __________ _____, 2001

        INDIVIDUAL GROUP FLEXIBLE PREMIUM VARIABLE, MARKET VALUE ADJUSTED
                      AND FIXED DEFERRED ANNUITY CONTRACTS

                             SCUDDER DESTINATIONS II

                                    Issued By

                     KEMPER INVESTORS LIFE INSURANCE COMPANY

                                       and

                    KILICO VARIABLE ANNUITY SEPARATE ACCOUNT

  HOME OFFICE: 1600 McConnor Parkway, Schaumburg Illinois 60196 (847) 874-4000

This Statement of Additional Information is not a prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus of the Separate Account dated __________ __, 2001. The Prospectus may be obtained from Kemper Investors Life Insurance Company by writing or calling the address or telephone number listed above.

                                TABLE OF CONTENTS

                                                                        Page
                                                                        ----
        Services to the Separate Account. ............................   1
        Performance Information of Subaccounts. ......................   1
        State Regulation. ............................................   4
        Experts ......................................................   4
        Financial Statements. ........................................   4
        Appendix A Table of Adjusted  Accumulation ...................
           Unit Values (reflecting current charges) and Performance ..
        Information. .................................................  44
        Appendix B State Premium Tax Chart. ..........................  65

                        SERVICES TO THE SEPARATE ACCOUNT

Custodian and Independent Public Accountants for the KILICO Variable Annuity Separate Account

Kemper Investors Life Insurance Company ("KILICO") maintains the books and records of the KILICO Variable Annuity Separate Account (the "Separate Account"). KILICO holds the assets of the Separate Account. The assets are kept segregated and held separate and apart from the general funds of KILICO. KILICO maintains records of all purchases and redemptions of shares of each Fund by each of the Subaccounts. All expenses incurred in the operations of the Separate Account, except the charge for mortality and expense risk and administrative expenses, and records maintenance (as described in the Prospectus) are borne by KILICO.

The independent accountants for the Separate Account are PricewaterhouseCoopers LLP, Chicago, Illinois, for the years ended December 31, 2000, 1999 and 1998. The firm performed the annual audit of the financial statements of the Separate Account and KILICO for the years ended December 31, 2000, 1999 and 1998.

Distribution of the Contracts

The Contracts are sold by licensed insurance agents, where the Contracts may be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. The Contracts are continuously distributed through the principal underwriter for the Separate Account, Investors Brokerage Services, Inc. ("IBS"), a wholly-owned subsidiary of KILICO, which enters into selling group agreements with affiliated and unaffiliated broker-dealers.

KILICO pays commissions to the seller which may vary but are not anticipated to exceed in the aggregate an amount equal to six and one-quarter percent (6.25%) of Purchase Payments. As of the date of this Statement of Additional Information, KILICO has not paid any commissions in connection with the sale of these variable annuity contracts.

                     PERFORMANCE INFORMATION OF SUBACCOUNTS

As described in the Prospectus, a Subaccount's historical performance may be shown in the form of standardized "average annual total return" and nonstandardized "total return" calculations in the case of all Subaccounts. "Yield" information may be provided in the case of the Scudder High Yield Subaccount, the Scudder Investment Grade Bond Subaccount, the Scudder Government Securities Subaccount and Scudder Strategic Income Subaccount. "Current yield" and "effective yield" information may be provided in the case of the Scudder Money Market Subaccount. These various measures of performance are described below.

A Subaccount's standardized average annual total return quotation is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. The standardized average annual total return for a Subaccount for a specific period is found by first allocating a hypothetical $1,000 initial Purchase Payment to the Subaccount's units on the first day of the period at the maximum offering price, which is the Accumulation Unit value per unit ("initial investment") and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value reflects the effect of the applicable withdrawal charge that may be imposed at the end of the period based on the Owner's total withdrawal of the Subaccount as well as all other recurring charges and fees applicable under the Contract. The redeemable value does not reflect the effect of premium taxes. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result, which is then expressed as a percentage carried to the nearest hundredth of one percent. Standardized average annual total return figures are annualized and, therefore, represent the average annual percentage change in the value of a Subaccount over the applicable period.

In general, there is no standard formula prescribed for calculating nonstandardized total return performance. However, the staff of the Securities and Exchange Commission has determined that nonstandardized performance that reflects a variable annuity Value Credit feature must also reflect any applicable withdrawal charge. Accordingly, withdrawal charges will be reflected in any nonstandardized performance data other than certain data showing performance without the Value Credit. Nonstandardized total return performance for a Subaccount for a specific period is calculated by first allocating an initial Purchase Payment, assumed to be $10,000, in the Subaccount's units on the first day of the period at the maximum offering price, which is the Accumulation Unit value per unit ("initial investment") and computing the ending value ("ending value") of that investment at the end of the period. The ending value reflects the effect of the applicable withdrawal charge based on the Owner's total withdrawal of the Subaccount but does not include the effect of all other recurring charges and fees applicable under the Contract. The ending value does not reflect the effect of premium taxes. Thus, the ending value may be higher than if these charges were deducted. The nonstandardized total return percentage is then determined by subtracting the initial investment from the ending value and dividing the remainder by the initial investment and expressing the result as a percentage. An assumed investment of $10,000 was chosen because that approximates the size of a typical account. Both annualized and nonannualized (cumulative) nonstandardized total return figures may be provided. Annualized nonstandardized total return figures represent the average annual percentage change in the value of a Subaccount over the applicable period while nonannualized (cumulative) figures represent the actual percentage change over the applicable period.

Standardized average annual total return quotations will be current to the last day of the calendar quarter and nonstandardized total return quotations will be current to the last day of the calendar month preceding the date on which an advertisement is submitted for publication. Standardized average annual total return will cover periods of one, five and ten years, if applicable, and a period covering the time the underlying Portfolio has been held in a Subaccount (life of Subaccount). Nonstandardized total return may cover periods of one, five and ten years, if applicable, and a period covering the time the underlying Portfolio held in a Subaccount has been in existence (life of Portfolio). For those underlying Portfolios which have not been held as Subaccounts for one of the quoted periods, the nonstandardized total return quotations will show the investment performance such underlying Portfolios would have achieved (reduced by the applicable charges) had they been held as Subaccounts within the Separate Account for the period quoted.

The calculation of yield, current yield and effective yield does not normally reflect the effect of applicable withdrawal charges. However, as in nonstandardized total return, the Securities and Exchange Commission has determined that the calculation of yield, current yield and effective yield for a variable annuity which has a Value Credit feature must reflect the applicable withdrawal charges.

The yield for the Scudder High Yield Subaccount, the Scudder Investment Grade Bond Subaccount, the Scudder Government Securities Subaccount and the Scudder Strategic Income Subaccount is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. The yields for the Scudder High Yield Subaccount, the Scudder Investment Grade Bond Subaccount, the Scudder Government Securities Subaccount and the Scudder Strategic Income Subaccount based upon the one month period ended December 31, 2000 were _____%, _____%, _____% and _____%. The yield quotation is computed by dividing the net investment income per unit earned during the specified one month or 30-day period by the Accumulation Unit value on the last day of the period, according to the following formula that assumes a semi-annual reinvestment of income:

                YIELD =2   {[(a - b
                              ------
                             cd) + 1]6-1}

a = net dividends and interest earned during the period by the Portfolio attributable to the Subaccount

b =  expenses accrued for the period (net of reimbursements)*

c = the average daily number of Accumulation Units outstanding during the period

d = the maximum offering price, which is the Accumulation Unit value per unit, on the last day of the period.

     * Expenses accrued include the deduction of all recurring fees and charges applicable to all Subaccounts as well as applicable withdrawal charges but not premium taxes.

The yields for the Scudder High Yield Subaccount, the Scudder Investment Grade Bond Subaccount, the Scudder Government Securities Subaccount and the Scudder Strategic Income Subaccount will be disclosed when available.

The Scudder Money Market Subaccount's current yield is computed in accordance with a standard method prescribed by rules of the Securities and Exchange Commission. Under that method, the current yield quotation is based on a seven-day period and computed by determining the net change in value of a single Accumulation Unit during the period which is then divided by the Accumulation Unit value at the beginning of the period ("base period return"). The result is divided by 7 and multiplied by 365 with the resulting current yield figure carried to the nearest hundredth of one percent. The current yield for the seven-day period ended December 31, 2000 was 1.04% for the Scudder Money Market Subaccount. The average portfolio maturity was 40 days.

The Scudder Money Market Subaccount's effective yield is determined by using the same base period return (computed as described above), but when annualized, the earned income is assumed to be reinvested. Consequently, the effective yield will be slightly higher than the yield due to the compounding effect of this assumed reinvestment. The formula for the effective yield is:

                        (base period return +1) 365/7-1.

The effective yield for the seven-day period ended December 31, 2000 was 1.05% for the Scudder Money Market Subaccount. The calculation of current and effective yield does not include realized capital gains or losses and unrealized appreciation or depreciation of the Portfolio or the effect of premium taxes. These calculations do reflect the effect of all other recurring charges and fees applicable under the Contract and the applicable withdrawal charge.

In computing yield, the Separate Account follows certain standard accounting practices specified by Securities and Exchange Commission rules. These practices are not necessarily consistent with the accounting practices that the Separate Account will use in the preparation of its annual and semi-annual financial statements.

A Subaccount's performance quotations are based upon historical earnings and are not necessarily representative of future performance. The Subaccount's units are sold at Accumulation Unit value. Performance figures and Accumulation Unit value will fluctuate. Factors affecting a Subaccount's performance include general market conditions, operating expenses and investment management. Units of a Subaccount are redeemable at Accumulation Unit value, which may be more or less than original cost. Redemptions within the first seven years after purchase may be subject to a withdrawal charge that ranges from 7% the first year to 0% after seven years, or if the Value Credit is elected, 8.50% the first year to 0% after nine years. Standardized and nonstandardized total return figures reflect the effect of the withdrawal charge but not the premium taxes that may be imposed upon the redemption of units. Yield, current yield, effective yield and certain nonstandardized total return figures that omit the Value Credit, do not reflect the withdrawal charge or premium taxes. In addition, nonstandardized total return figures may not include the effect of all other recurring expenses and fees, including a prorated portion of the records maintenance charge. Thus, nonstandardized total return figures may be higher than if these charges were deducted.

The Subaccounts may also provide comparative information on an annualized or nonannualized (cumulative) basis with regard to various indexes described in the Prospectus. In addition, the Subaccounts may provide performance analysis rankings of Lipper Analytical Services, Inc., the VARDS Report, Morningstar, Inc., Ibbotson Associates or Micropal. From time to time, the Separate Account may quote information from publications such as Morningstar, Inc., The Wall Street Journal, Money Magazine, Forbes, Barron's, Fortune, The Chicago Tribune, USA Today, Institutional Investor, National Underwriter, Selling Life Insurance, Broker World, Registered Representative, Investment Advisor and VARDS.

The table in Appendix A include standardized average annual total return and nonstandardized total return quotations for various periods as of December 31, 2000. The Scudder Destinations II Contract, the Value Credit option, the Earnings Enhanced Death Benefit ("EEDB") option and the Guaranteed Retirement Income Benefit ("GRIB") option were first offered to the public as of the date of this Statement of Additional Information. Accordingly, performance shown for periods prior to this date reflects the performance of Subaccounts, adjusted to reflect the current charges under the Contract as if they had been available throughout the periods shown.

                                STATE REGULATION

KILICO is subject to the laws of Illinois governing insurance companies and to regulation by the Illinois Department of Insurance. An annual statement in a prescribed form is filed with the Illinois Department of Insurance each year. KILICO's books and accounts are subject to review by the Illinois Department of Insurance at all times, and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, KILICO is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                     EXPERTS



The combined statements of assets and liabilities and contract owners' equity of Kemper Investors Life Insurance Company's KILICO Variable Annuity Separate Account as of December 31, 2000 and the related combined statements of operations for the year then ended and the combined statements of changes in contract owners' equity for each of the two years in the period then ended have been included herein in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

The Statement of Additional Information contains financial information for the Separate Account which does not reflect assets attributable to the Contract because the Contract was not offered for sale during the periods covered by those financial statements. Instead, the financial statements solely reflect assets and operations attributable to sales of other variable annuity contracts offered by KILICO through the Separate Account.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Kemper Investors Life Insurance Company and Contract Owners of Kemper Investors Life Insurance Company's KILICO Variable Annuity Separate Account

In our opinion, the accompanying combined statement of assets and liabilities and contract owners' equity and the related combined statement of operations and combined statements of changes in contract owners' equity present fairly, in all material respects, the financial position of Kemper Investors Life Insurance Company's KILICO Variable Annuity Separate Account (the "Company"), at December 31, 2000 and the results of its operations for the year then ended and the changes in its policy owners' equity for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of portfolio shares owned at December 31, 2000 by correspondence with the underlying funds. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2001
Chicago, Illinois

KILICO Variable Annuity Separate Account

Combined Statement of Assets and Liabilities and Contract Owners' Equity

December 31, 2000
(in thousands)

                                                                     Kemper Variable Series
                                        -------------------------------------------------------------------------------------------
                                Total
                               KILICO       Kemper
                              Variable       Money        Kemper       Kemper       Kemper      Kemper                    Kemper
                               Annuity      Market        Money      Government   Investment   Strategic     Kemper        High
                              Separate    Subaccount      Market     Securities   Grade Bond    Income      Horizon 5      Yield
                               Account        #1       Subaccount#2  Subaccount   Subaccount  Subaccount   Subaccount   Subaccount
                             -----------  -----------  ------------  -----------  ----------  -----------  -----------  -----------
Assets
Investments in underlying
  portfolio funds, at
  current values...........  $4,040,708       131,453        12,994      70,651       24,510       3,209        7,434      172,927
Dividends and other
  receivables..............       3,681           320            34          43            9           5           19          195
                             ----------    ----------    ----------  ----------   ----------  ----------   ----------   ----------

Total assets...............   4,044,389       131,773        13,028      70,694       24,519       3,214        7,453      173,122
                             ----------    ----------    ----------  ----------   ----------  ----------   ----------   ----------

Liabilities and Contract
 Owners' Equity
Liabilities:
Mortality and expense risk
 and administrative
 charges...................         662            94            --          --           --          --           --           --
Other payables.............       1,800           363            --          13           41          --           16            4
                             ----------    ----------    ----------  ----------   ----------  ----------   ----------   ----------

Total liabilities..........       2,462           457            --          13           41          --           16            4
                             ----------    ----------    ----------  ----------   ----------  ----------   ----------   ----------

Contract Owners' Equity....  $4,041,927       131,316        13,028      70,681       24,478       3,214        7,437      173,118
                             ==========    ==========    ==========  ==========   ==========  ==========   ==========   ==========

Analysis of Contract
 Owners' Equity
Excess (deficiency) of
 proceeds from units sold
 over payments for units
 redeemed..................  $2,203,575        48,530        11,212      28,132       22,452       3,139        6,359      (25,464)
Accumulated net investment
 income (loss).............   1,456,135        82,786         1,816      40,979        1,107         115          685      241,951
Accumulated net realized
 gain (loss) on sales of
 investments...............     455,543            --            --        (602)         103         (94)         559      (12,604)
Unrealized appreciation
 (depreciation) of
 investments...............     (73,326)           --            --       2,172          816          54         (166)     (30,765)
                             ----------    ----------    ----------  ----------   ----------  ----------   ----------   ----------

Contract Owners' Equity....  $4,041,927       131,316        13,028      70,681       24,478       3,214        7,437      173,118
                             ==========    ==========    ==========  ==========   ==========  ==========   ==========   ==========

See accompanying notes to financial statements.

                                                      Kemper Variable Series
------------------------------------------------------------------------------------------------------------------------

                 Kemper                     Kemper                                   Kemper       Kemper       Kemper
   Kemper         Total        Kemper      Value +      Kemper         Kemper      Contrarian    Small Cap    Small Cap
 Horizon 10+     Return     Horizon 20+     Growth     Blue Chip   International      Value        Value       Growth
 Subaccount    Subaccount    Subaccount   Subaccount  Subaccount     Subaccount    Subaccount   Subaccount   Subaccount
-------------  -----------  ------------  ----------  -----------  --------------  -----------  -----------  -----------
      13,354      603,746         8,312       43,352      62,371         107,104       88,074       32,225      184,750
           2          259            11           73           6             197           27           97          171
------------   ----------    ----------   ----------  ----------      ----------   ----------   ----------   ----------

      13,356      604,005         8,323       43,425      62,377         107,301       88,101       32,322      184,921
------------   ----------    ----------   ----------  ----------      ----------   ----------   ----------   ----------

          --          563            --           --          --              --           --           --           --
          --            7            --           --           4               3           88           --            1
------------   ----------    ----------   ----------  ----------      ----------   ----------   ----------   ----------

          --          570            --           --           4               3           88           --            1
------------   ----------    ----------   ----------  ----------      ----------   ----------   ----------   ----------

      13,356      603,435         8,323       43,425      62,373         107,298       88,013       32,322      184,920
============   ==========    ==========   ==========  ==========      ==========   ==========   ==========   ==========

      10,701      (93,459)        6,610       29,564      62,245          22,599       63,473       31,264      114,725

       1,431      511,849         1,098        4,466        (773)         48,334       23,325          (86)      39,970

       1,946      157,506         1,239        9,326       1,998          43,883        5,635          814       36,398

        (722)      27,539          (624)          69      (1,097)         (7,518)      (4,420)         330       (6,173)
------------   ----------    ----------   ----------  ----------      ----------   ----------   ----------   ----------

      13,356      603,435         8,323       43,425      62,373         107,298       88,013       32,322      184,920
============   ==========    ==========   ==========  ==========      ==========   ==========   ==========   ==========

KILICO Variable Annuity Separate Account

Combined Statement of Assets and Liabilities and Contract Owners' Equity (continued)

December 31, 2000
(in thousands)

                                                                    Kemper Variable Series
                             -----------------------------------------------------------------------------------------------------
                                                                                                 KVS          KVS
                                            Kemper       Kemper       Kemper       Kemper       Dreman       Dreman
                                                                                                 High
                               Kemper     Aggressive   Technology     Global        New         Return     Financial       KVS
                               Growth       Growth       Growth     Blue Chip      Europe       Equity      Services    Index 500
                             Subaccount   Subaccount   Subaccount   Subaccount   Subaccount   Subaccount   Subaccount   Subaccount
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Assets
 Investments in underlying
  portfolio funds, at
  current values...........    $424,084       24,812       97,837       10,292        3,742       63,517       17,180       42,884
 Dividends and other
  receivables..............         219           --           --           --           --            6            3           --
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

Total assets...............     424,303       24,812       97,837       10,292        3,742       63,523       17,183       42,884
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

Liabilities and Contract
 Owners' Equity
Liabilities:
Mortality and expense risk
 and administrative
 charges...................          --           --           --           --           --           --           --           --
Other payables.............          14           --           --           --           --            3           --           --
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

Total liabilities..........          14           --           --           --           --            3           --           --
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

Contract Owners' Equity....    $424,289       24,812       97,837       10,292        3,742       63,520       17,183       42,884
                             ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

Analysis of Contract
 Owners' Equity
Excess (deficiency) of
 proceeds from units
 sold over payments for
  units redeemed...........    $(32,620)      28,222      129,894       10,042        3,706       54,838       14,582       46,410
Accumulated net investment
 income
 (loss)....................     317,583         (171)        (954)         (70)         (10)       1,847          (86)        (367)
Accumulated net realized
 gain (loss) on
 sales of investments......     127,400          204          788          212           89         (980)         (98)          13
Unrealized appreciation
 (depreciation)
 of investments............      11,926       (3,443)     (31,891)         108          (43)       7,815        2,785       (3,172)
                             ----------   ----------   ----------   ----------   ----------       ------       ------   ----------

Contract Owners' Equity....    $424,289       24,812       97,837       10,292        3,742       63,520       17,183       42,884
                             ==========   ==========   ==========   ==========   ==========       ======       ======   ==========

See accompanying notes to financial statements.

      Kemper Variable Series                                Scudder Variable Life Investment Fund
----------------------------------  -------------------------------------------------------------------------------------
       KVS
     Focused           Kemper          KVS      Scudder VLIF  Scudder VLIF                     Scudder VLIF  Scudder VLIF
    Large Cap          Growth       Growth and     Global      Growth and      Scudder VLIF      Capital    21/st/ Century
     Growth        Opportunities      Income     Discovery       Income       International       Growth        Growth
   Subaccount        Subaccount     Subaccount   Subaccount    Subaccount       Subaccount      Subaccount    Subaccount
 --------------   ---------------   ----------  ------------  -------------  ----------------  ------------  ------------
          7,199            46,796       34,203        49,508         24,081            58,711        27,239         4,161
             --                --           --            --             --                 2             6            --
      ---------         ---------    ---------     ---------      ---------         ---------     ---------     ---------

          7,199            46,796       34,203        49,508         24,081            58,713        27,245         4,161
      ---------         ---------    ---------     ---------      ---------         ---------     ---------     ---------
             --                --           --            --             --                --            --            --
             --                 1           --            --             --                26             1            --
      ---------         ---------    ---------     ---------      ---------         ---------     ---------     ---------
             --                 1           --            --             --                26             1            --
      ---------         ---------    ---------     ---------      ---------         ---------     ---------     ---------

          7,199            46,795       34,203        49,508         24,081            58,687        27,244         4,161
      =========         =========    =========     =========      =========         =========     =========     =========

          8,294            54,317       37,184        51,436         24,699            60,560        27,901         4,862

            (28)             (309)        (192)          691            444             4,879         2,143           (36)

            (51)                3           (9)          568            (17)           (6,650)          195           (28)

         (1,016)           (7,216)      (2,780)       (3,187)        (1,045)             (102)       (2,995)         (637)
      ---------         ---------    ---------     ---------      ---------         ---------     ---------     ---------

          7,199            46,795       34,203        49,508         24,081            58,687        27,244         4,161
      =========         =========    =========     =========      =========         =========     =========     =========

KILICO Variable Annuity Separate Account

Combined Statement of Assets and Liabilities and Contract Owners' Equity (continued)

December 31, 2000
(in thousands)

                                                                                                         The Dreyfus
                                                                                                          Socially
                                                                                           Dreyfus       Responsible
                                                                                          Investment       Growth
                                                             The Alger American Fund      Portfolio       Fund, Inc
                                                         -------------------------------  ----------     -----------

                                                            Alger                                        The Dreyfus
                                                          American          Alger          Dreyfus        Socially
                                                          Leveraged        American         Midcap       Responsible
                                                           AllCap          Balanced         Stock          Growth
                                                         Subaccount       Subaccount      Subaccount     Subaccount
                                                         -----------      ----------      ----------     -----------
Assets
Investments in underlying
 portfolio funds, at current values....................     $ 40,635          13,678          13,397          11,004
Dividends and other Receivables........................            1              --              --               3
                                                            --------      ----------      ----------      ----------

Total assets...........................................       40,636          13,678          13,397          11,007
                                                            --------      ----------      ----------      ----------

Liabilities and Contract Owners' Equity
Liabilities:
Mortality and expense
 risk and administrative charges.......................           --              --              --               1
Other payables.........................................            1              --              --              60
                                                            --------      ----------      ----------      ----------

Total liabilities......................................            1              --              --              61
                                                            --------      ----------      ----------      ----------

Contract Owners' Equity................................     $ 40,635          13,678          13,397          10,946
                                                            ========      ==========      ==========      ==========

Analysis of Contract Owners' Equity
Excess of proceeds from units sold over
 payments for units redeemed...........................     $ 51,772          14,481          13,402          12,034
Accumulated net investment income......................          965             168             143              26
Accumulated net realized
 gain (loss) on sales of investments...................         (211)            (42)             38             120
Unrealized appreciation (depreciation) of investments..      (11,891)           (929)           (186)         (1,234)
                                                            --------      ----------      ----------      ----------

 Contract Owners' Equity...............................     $ 40,635          13,678          13,397          10,946
                                                            ========      ==========      ==========      ==========

See accompanying notes to financial statements.



     Janus Aspen Series          Warburg Pincus Trust
----------------------------  -------------------------
                                             Warburg
                                Warburg      Pincus
                Janus Aspen     Pincus       Global
 Janus Aspen     Growth and    Emerging   Post-Venture
    Growth         Income       Markets      Capital        Other
  Subaccount     Subaccount   Subaccount   Subaccount    Subaccounts
  ----------     ----------   ----------   ----------    -----------
    285,469         101,354        9,991         8,928     1,053,540
         60               6           --            --         1,907
  ---------       ---------     --------      --------   -----------

    285,529         101,360        9,991         8,928     1,055,447
  ---------       ---------     --------      --------   -----------



         --              --           --            --             4
         32               4           14            --         1,104
  ---------       ---------     --------      --------   -----------

         32               4           14            --         1,108
  ---------       ---------     --------      --------   -----------

    285,497         101,356        9,977         8,928     1,054,339
  =========       =========     ========      ========   ===========



    267,744         101,789       13,019        10,706       852,219
     23,404             947          333         1,013       104,719

     15,952           2,619          225           292        68,804
    (21,603)         (3,999)      (3,600)       (3,083)       28,597
  ---------       ---------     --------      --------   -----------

    285,497         101,356        9,977         8,928     1,054,339
  =========       =========     ========      ========   ===========

KILICO Variable Annuity Separate Account

Combined Statement of Operations

For the year ended December 31, 2000
(in thousands)

                                                                       Kemper Variable Series
                                         ------------------------------------------------------------------------------------------
                                 Total
                                KILICO
                               Variable     Kemper        Kemper       Kemper       Kemper       Kemper                    Kemper
                                Annuity     Money         Money      Government   Investment   Strategic      Kemper        High
                               Separate     Market        Market     Securities   Grade Bond     Income     Horizon 5      Yield
                                Account  Subaccount#1  Subaccount#2  Subaccount   Subaccount   Subaccount   Subaccount   Subaccount
                               --------- ------------  ------------  ----------   ----------   ----------   ----------   ----------
Revenue
Dividends and capital gains
 distributions...............  $ 350,269        7,623           230       4,470        1,072           46          721       24,021
                               ---------    ---------     ---------   ---------    ---------    ---------    ---------    ---------

Expenses
Mortality and expense risk
 and administrative
 charges.....................     51,424        2,033             6         799          258           32          127        2,163
Records Maintenance Charge...      1,734           29            --          28            4           --            3           91
Guaranteed Retirement
 Income Benefit..............      1,762           37             7          16           15            4            2           35
                               ---------    ---------     ---------   ---------    ---------    ---------    ---------    ---------

Total Expenses...............     54,920        2,099            13         843          277           36          132        2,289
                               ---------    ---------     ---------   ---------    ---------    ---------    ---------    ---------

Net investment income
 (loss)......................    295,349        5,524           217       3,627          795           10          589       21,732
                               ---------    ---------     ---------   ---------    ---------    ---------    ---------    ---------

Net Realized and Unrealized
 Gain (Loss) on Investments
Net realized gain (loss)
 on sales of investments.....     73,014           --            --        (948)        (265)         (60)          22      (16,574)
Change in unrealized
 Appreciation (depreciation)
 of investments..............   (914,152)          --            --       3,103        1,193          108         (773)     (22,469)
                               ---------    ---------     ---------   ---------    ---------    ---------    ---------    ---------
Net realized and unrealized
 gain (loss) on investments..   (841,138)          --            --       2,155          928           48         (751)     (39,043)
                               ---------    ---------     ---------   ---------    ---------    ---------    ---------    ---------

Net increase (decrease) in
 Contract Owners' Equity
 resulting from operations...  $(545,789)       5,524           217       5,782        1,723           58         (162)     (17,311)
                               =========    =========     =========   =========    =========    =========    =========    =========

See accompanying notes to financial statements.


                                                       Kemper Variable Series
--------------------------------------------------------------------------------------------------------------------

                    Kemper                   Kemper                                 Kemper      Kemper      Kemper
   Kemper           Total       Kemper      Value +      Kemper       Kemper      Contrarian  Small Cap   Small Cap
   Horizon 10+      Return    Horizon 20+    Growth    Blue Chip   International    Value       Value       Growth
   Subaccount     Subaccount  Subaccount   Subaccount  Subaccount   Subaccount    Subaccount  Subaccount  Subaccount
----------------  ----------  -----------  ----------  ----------  -------------  ----------  ----------  ----------
       1,425          53,394       1,109       4,200         162        20,549       17,132         163       18,506
   ---------      ----------   ---------    --------    --------    ----------     --------     -------    ---------


         179              48         121         464         634         1,461          889         295        2,344
           5              85           7          16           9            57           35          16           85
           5              78           2          17          75            15           48          17           60
   ---------      ----------   ---------    --------    --------    ----------     --------     -------    ---------

         189           8,511         130         497         718         1,533          972         328        2,489
   ---------      ----------   ---------    --------    --------    ----------     --------     -------    ---------

       1,236          44,883         979       3,703        (556)       19,016       16,160        (165)      16,017
   ---------      ----------   ---------    --------    --------    ----------     --------     -------    ---------

         219          19,360         206       2,353       1,024         4,046       (9,434)     (1,011)      11,315


      (2,380)        (89,810)     (2,183)     (8,503)     (5,911)      (55,254)       3,218       2,108      (58,020)
   ---------      ----------   ---------    --------    --------    ----------     --------     -------    ---------

      (2,161)        (70,450)     (1,977)     (6,150)     (4,887)      (51,208)      (6,216)      1,097      (46,705)
   ---------      ----------   ---------    --------    --------    ----------     --------     -------    ---------


        (925)        (25,567)       (998)     (2,447)     (5,443)      (32,192)       9,944         932      (30,688)
   =========      ==========   =========    ========    ========    ==========     ========     =======    =========

KILICO Variable Annuity Separate Account

Combined Statement of Operations

For the year ended December 31, 2000
(in thousands)

                                                                           Kemper Variable Series
                             ------------------------------------------------------------------------------------------------------
                                                                                                 KVS-
                                                                                                Dreman       KVS
                                            Kemper       Kemper       Kemper       Kemper        High       Dreman
                               Kemper     Aggressive   Technology     Global        New         Return     Financial       KVS
                               Growth       Growth       Growth     Blue Chip      Europe       Equity      Services    Index 500
                             Subaccount   Subaccount   Subaccount   Subaccount   Subaccount   Subaccount   Subaccount   Subaccount
                             ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Revenue
Dividends and capital
  gains distributions........  $  49,162           37          235           65            9        2,586          126          152
                               ---------       ------      -------         ----         ----       ------        -----       ------
Expenses
Mortality and expense risk
  and administrative
   charges...................      6,647          178        1,032          103           32          560          142          445
Records Maintenance Charge...        200            1            8            1            1            9            1            1
Guaranteed Retirement
 Income Benefit..............         41           28          161           13            5           87           21           63
                               ---------       ------      -------         ----         ----       ------        -----       ------

Total Expenses...............      6,888          207        1,201          117           38          656          164          509
                               ---------       ------      -------         ----         ----       ------        -----       ------

Net investment income
  (loss).....................     42,274         (170)        (966)         (52)         (29)       1,930          (38)        (357)
                               ---------       ------      -------         ----         ----       ------        -----       ------

Net Realized and Unrealized
 Gain (Loss) on Investments
Net realized gain on sales
  of investments.............     27,025          202          677          186           87         (982)        (146)           6
Change in unrealized
  appreciation (depreciation)
  of investments.............   (177,074)      (3,577)     (36,088)        (439)        (171)      11,143        3,169       (3,555)
                               ---------       ------      -------         ----         ----       ------        -----       ------
Net realized and unrealized
  gain (loss) on
  investments................   (150,049)      (3,375)     (35,411)        (253)         (84)      10,161        3,023       (3,549)
                               ---------       ------      -------         ----         ----       ------        -----       ------
Net increase (decrease) in
  Contract Owners' Equity
  resulting from operations..  $(107,775)      (3,545)     (36,377)        (305)        (113)      12,091        2,985       (3,906)
                               =========       ======      =======         ====         ====       ======        =====       ======

(a) For the period (commencement of operations): May 3, 2000 -- Kemper Growth Opportunities Subaccount; May 4, 2000 - Kemper Growth and Income Subaccount and June 5, 2000 - Scudder VLIF 21/st/ Century Growth Subaccount; to December 31, 2000.

See accompanying notes to financial statements.



          Kemper Variable Series                                      Scudder Variable Life Investment Fund
----------------------------------------------   --------------------------------------------------------------------------

    Kemper
   Focused          Kemper            KVS         Scudder VLIF  Scudder VLIF                 Scudder VLIF  Scudder VLIF
   Large Cap        Growth         Growth and        Global      Growth and   Scudder VLIF     Capital     21st Century
   Growth        Opportunities       Income        Discovery       Income     International     Growth        Growth
   Subaccount    Subaccount(a)     Subaccount(a)   Subaccount    Subaccount    Subaccount     Subaccount    Subaccount (a)
---------------  -------------     ----------     ------------  ------------  -------------  ------------  -------------
      15                --                  --         1,174          516            4,485          2,305            --
 -------         ---------          ----------    ----------      -------       ----------     ----------     ---------

      37               269                  62           392          259              240            304            34
      --                --                  --             3            4                6              5            --

       6                40                  30            69           37               88             41             2
 -------         ---------          ----------    ----------      -------       ----------     ----------     ---------

      43               309                 192           464          300              334            350            36
 -------         ---------          ----------    ----------      -------       ----------     ----------     ---------

     (28)             (309)               (192)          710          216            4,151          1,955           (36)
 -------         ---------          ----------    ----------      -------       ----------     ----------     ---------

     (51)                3                  (9)          529          (36)          (9,580)           159           (28)

  (1,017)           (7,216)             (2,780)       (5,494)      (1,011)          (2,773)        (5,217)         (637)
 -------         ---------          ----------    ----------      -------       ----------     ----------     ---------

  (1,068)           (7,213)             (2,789)       (4,965)      (1,047)         (12,353)        (5,058)         (665)
 -------         ---------          ----------    ----------      -------       ----------     ----------     ---------


  (1,096)           (7,522)             (2,981)       (4,255)        (831)          (8,202)        (3,103)         (701)
 =======         =========          ==========    ==========      =======       ==========     ==========     =========

KILICO Variable Annuity Separate Account

For the year ended December 31, 2000
(in thousands)

                                                                                                        The Dreyfus
                                                                                                         Socially
                                                                                            Dreyfus     Responsible
                                                                                           Investment     Growth
                                                           The Alger American Fund         Portfolios    Fund, Inc
                                                          ------------------------------   ----------   -----------
                                                             Alger                                      The Dreyfus
                                                           American             Alger       Dreyfus      Socially
                                                           Leveraged           American      Midcap     Responsible
                                                            AllCap             Balanced      Stock        Growth
                                                          Subaccount          Subaccount   Subaccount   Subaccount
                                                          ----------          ----------   ----------   -----------
Revenue
Dividends and capital gains distributions.........          $  1,313                 244          201            89
                                                            --------                ----         ----        ------

Expenses
Mortality and expense risk and administrative
 charges..........................................               296                  64           47           138
Records Maintenance Charge........................                 1                  --           --             5
Guaranteed Retirement Income Benefit..............                51                  12           10             7
                                                            --------                ----         ----        ------

Total Expenses....................................               348                  76           57           150
                                                            --------                ----         ----        ------

Net investment income (loss)......................               965                 168          144           (61)
                                                            --------                ----         ----        ------

Net Realized and Unrealized Gain on Investments
Net realized gain (loss) on sales of investments..              (213)                (42)          33            89
Change in unrealized depreciation of investments..           (11,937)               (933)        (187)       (1,502)
                                                            --------                ----         ----        ------
Net realized and unrealized loss  on investments..           (12,150)               (975)        (154)       (1,413)
                                                            --------                ----         ----        ------

Net decrease in Contract Owners'
 Equity resulting from operations.................          $(11,185)               (807)         (10)       (1,474)
                                                            ========                ====         ====        ======

See accompanying notes to financial statements.



     Janus Aspen Series          Warburg Pincus Trust
-----------------------------  ------------------------
                                             Warburg
                                Warburg       Pincus
                  Janus Aspen    Pincus       Global
   Janus Aspen    Growth and    Emerging   Post-Venture
     Growth         Income      Markets      Capital        Other
   Subaccount     Subaccount   Subaccount   Subaccount   Subaccounts
   ----------     ----------   ----------   ----------   -----------
      25,877         2,623         386         1,126        102,720
   ---------      --------     -------     ---------     ----------
       3,978         1,270         129            90         14,623
         132            17          --            --            669
         266           215          17            13              6
   ---------      --------     -------     ---------     ----------

       4,376         1,502         146           103         15,298
   ---------      --------     -------     ---------     ----------

      21,501         1,121         240         1,023         87,422
   ---------      --------     -------     ---------     ----------


       9,844         2,189         161           237         32,421
     (86,494)      (21,513)     (4,074)       (3,631)      (315,571)
   ---------      --------     -------     ---------     ----------
     (76,650)      (19,324)     (3,913)       (3,394)      (283,150)
   ---------      --------     -------     ---------     ----------
     (55,149)      (18,203)     (3,673)       (2,371)      (195,728)
   =========      ========     =======     =========     ==========

KILICO Variable Annuity Separate Account

Combined Statements of Changes in Contract Owners' Equity


For the year ended December 31, 2000
(in thousands)

                                                                                     Kemper Variable Series
                                          ------------------------------------------------------------------------------------------
                                  Total
                                  KILICO
                                 Variable      Kemper        Kemper       Kemper      Kemper      Kemper
                                 Annuity       Money         Money      Government  Investment  Strategic     Kemper       Kemper
                                 Separate      Market        Market     Securities  Grade Bond    Income    Horizon 5    High Yield
                                 Account    Subaccount#1  Subaccount#2  Subaccount  Subaccount  Subaccount  Subaccount   Subaccount
                                ----------  ------------  ------------  ----------  ----------  ----------  ----------   ----------
Operations
Net investment income
 (loss)........................ $  295,349         5,524           217       3,627         795          10         589       21,732
Net realized gain (loss) on
 sales of investments..........     73,014            --            --        (948)       (265)        (60)         22      (16,574)
Change in unrealized
 appreciation (depreciation)
 of investments................   (914,152)           --            --       3,103       1,193         108        (773)     (22,469)
                                ----------       -------        ------     -------      ------       -----      ------      -------
Net increase (decrease) in
 Contract Owners' Equity
  resulting from operations....   (545,789)        5,524           217       5,782       1,723          58        (162)     (17,311)
                                ----------       -------        ------     -------      ------       -----      ------      -------

Account Unit Transactions
Proceeds from units sold.......    862,463        71,059        13,517       6,590       3,180       1,125         344       11,863
Net transfers (to) from
 affiliate and subaccounts.....    335,849       (48,837)       (2,648)       (795)      3,950         797        (954)      (3,472)
Payments for units redeemed....   (426,615)      (34,107)         (748)    (12,605)     (3,255)       (279)       (979)     (35,680)
                                ----------       -------        ------     -------      ------       -----      ------      -------
Net increase (decrease) in
 Contract Owners' Equity
  from account unit
  transactions.................    771,697       (11,885)       10,121      (6,810)      3,875       1,643      (1,589)     (27,289)
                                ----------       -------        ------     -------      ------       -----      ------      -------

Total increase (decrease)
 in Contract Owners' Equity....    225,908        (6,361)       10,338      (1,028)      5,598       1,701      (1,751)     (44,600)
Beginning of year..............  3,816,019       137,677         2,690      71,709      18,880       1,513       9,188      217,718
                                ----------       -------        ------     -------      ------       -----      ------      -------

End of year.................... $4,041,927       131,316        13,028      70,681      24,478       3,214       7,437      173,118
                                ==========       =======        ======     =======      ======       =====      ======      =======

See accompanying notes to financial statements.

                            Kemper Variable Series
                            ----------------------

                    Kemper                   Kemper                                 Kemper      Kemper      Kemper
     Kemper         Total       Kemper      Value +      Kemper       Kemper      Contrarian  Small Cap   Small Cap
   Horizon 10+      Return    Horizon 20+    Growth    Blue Chip   International    Value       Value       Growth
   Subaccount     Subaccount  Subaccount   Subaccount  Subaccount   Subaccount    Subaccount  Subaccount  Subaccount
   ----------     ----------  ----------   ----------  ----------   ----------    ----------  ----------  ----------
     1,236          44,883         979        3,703       (556)        19,016       16,160        (165)     16,017

       219          19,360         206        2,353      1,024          4,046       (9,434)     (1,011)     11,315

    (2,380)        (89,810)     (2,183)      (8,503)    (5,911)       (55,254)       3,218       2,108     (58,020)
  --------       ---------    --------     --------    -------     ----------     --------    --------    --------

      (925)        (25,567)       (998)      (2,447)    (5,443)       (32,192)       9,944         932     (30,688)
  --------       ---------    --------     --------    -------     ----------     --------    --------    --------

     1,188          30,764       1,062        5,605     21,928          8,983        8,165       5,643      33,357

      (621)        (26,068)       (510)      (1,192)    14,786         (9,132)      (9,409)     (2,248)     35,531

    (1,690)        (91,502)     (1,542)      (6,865)    (5,071)       (19,913)     (12,961)     (3,609)    (19,336)
  --------       ---------    --------     --------    -------     ----------     --------    --------    --------

    (1,123)        (86,806)       (990)      (2,452)    31,643        (20,062)     (14,205)       (214)     49,552
  --------       ---------    --------     --------    -------     ----------     --------    --------    --------

    (2,048)       (112,373)     (1,988)      (4,899)    26,200        (52,254)      (4,261)        718      18,864
    15,404         715,808      10,311       48,324     36,173        159,552       92,274      31,604     166,056
  --------       ---------    --------     --------    -------     ----------     --------    --------    --------

    13,356         603,435       8,323       43,425     62,373        107,298       88,013      32,322     184,920
  ========       =========    ========     ========    =======     ==========     ========    ========    ========

KILICO Variable Annuity Separate Account

For the year ended December 31, 2000
(in thousands)

                                                                     Kemper Variable Series
                             ------------------------------------------------------------------------------------------------------
                                                                                                 KVS-          KVS
                                            Kemper       Kemper       Kemper       Kemper     Dreman High    Dreman
                               Kemper     Aggressive   Technology     Global         New        Return      Financial       KVS
                               Growth       Growth       Growth      Blue Chip     Europe       Equity      Services     Index 500
                             Subaccount   Subaccount   Subaccount   Subaccount   Subaccount   Subaccount   Subaccount   Subaccount
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Operations
Net investment income
 (loss).....................  $  42,274         (170)        (966)         (52)         (29)       1,930          (38)        (357)
Net realized gain on sales
 of investments.............     27,025          202          677          186           87         (982)        (146)           6
Change in unrealized
 appreciation (depreciation)
 of investments.............   (177,074)      (3,577)     (36,088)        (439)        (171)      11,143        3,169       (3,555)
                              ---------       ------      -------       ------        -----       ------       ------       ------
Net increase (decrease)
 in Contract Owners'
 Equity resulting from
 operations.................   (107,775)      (3,545)     (36,377)        (305)        (113)      12,091        2,985       (3,906)
                              ---------       ------      -------       ------        -----       ------       ------       ------

Account Unit Transactions
Proceeds from units sold....     30,406       19,636       73,694        4,300        1,737       13,294        5,522       21,147
Net transfers (to) from
 affiliate and
 subaccounts................     (5,086)       7,934       43,173        2,779          975        8,647        3,448       19,489
Payments for units redeemed     (67,289)        (449)      (2,236)        (365)         (83)      (1,886)        (417)        (639)
                              ---------       ------      -------       ------        -----       ------       ------       ------
Net increase (decrease)
 in Contract Owners' Equity
 from account unit
 transactions...............    (41,969)      27,121      114,631        6,714        2,629       20,055        8,553       39,997
                              ---------       ------      -------       ------        -----       ------       ------       ------

Total increase (decrease)
 in Contract Owners'
 Equity.....................   (149,744)      23,576       78,254        6,409        2,516       32,146       11,538       36,091
Beginning of year...........    574,033        1,236       19,583        3,883        1,226       31,374        5,645        6,793
                              ---------       ------      -------       ------        -----       ------       ------       ------

End of year.................  $ 424,289       24,812       97,837       10,292        3,742       63,520       17,183       42,884
                              =========       ======      =======       ======        =====       ======       ======       ======

(a) For the period (commencement of operations): May 3, 2000 -- Kemper Growth Opportunities Subaccount; May 4, 2000 - Kemper Growth and Income Subaccount and June 5, 2000 - Scudder VLIF 21st Century Growth Subaccount; to December 31, 2000.

See accompanying notes to financial statements.

         Kemper Variable Series                                 Scudder Variable Life Investment Fund
---------------------------------------    ------------------------------------------------------------------------
     KVS
   Focused         Kemper              KVS         Scudder VLIF   Scudder VLIF                Scudder VLIF     Scudder VLIF
  Large Cap        Growth          Growth and         Global       Growth and   Scudder VLIF     Capital      21/st/ Century
   Growth       Opportunities        Income          Discovery       Income     International    Growth           Growth
 Subaccount    Subaccount (a)    Subaccount (a)     Subaccount     Subaccount    Subaccount    Subaccount     Subaccount (a)
 ----------    --------------    --------------     ----------     ----------    ----------    ----------     --------------

      (28)          (309)            (192)                710           216          4,151        1,955               (36)

      (51)             3               (9)                529           (36)        (9,580)         159               (28)


   (1,017)        (7,216)          (2,780)             (5,494)       (1,011)        (2,773)      (5,217)             (637)
---------        -------         --------          ----------        ------      ---------      -------       -----------


   (1,096)        (7,522)          (2,981)             (4,255)         (831)        (8,202)      (3,103)             (701)
---------        -------         --------          ----------        ------      ---------      -------       -----------


    5,656         43,801           28,430              30,214         6,918         26,465       10,374             3,784

    2,744         10,899            8,947              15,829         7,486         14,156        7,230             1,092
     (160)          (383)            (193)               (638)         (632)        (1,314)        (982)              (14)
---------        -------         --------          ----------        ------      ---------      -------       -----------


    8,240         54,317           37,184              45,405        13,772         39,307       16,622             4,862
---------        -------         --------          ----------        ------      ---------      -------       -----------

    7,144         46,795           34,203              41,150        12,941         31,105       13,519             4,161
       55             --               --               8,358        11,140         27,582       13,725                --
---------        -------         --------          ----------        ------      ---------      -------       -----------

    7,199         46,795           34,203              49,508        24,081         58,687       27,244             4,161
=========        =======         ========          ==========        ======      =========      =======       ===========

KILICO Variable Annuity Separate Account

For the year ended December 31, 2000
(in thousands)

                                                                                                               The Dreyfus
                                                                                                                Socially
                                                                                                   Dreyfus     Responsible
                                                                                                 Investment      Growth
                                                                The Alger American Fund          Portfolios    Fund, Inc
                                                            ------------------------------       ----------  ----------------
                                                                  Alger                                        The Dreyfus
                                                                American            Alger          Dreyfus      Socially
                                                                Leveraged         American         Midcap      Responsible
                                                                 AllCap           Balanced          Stock        Growth
                                                               Subaccount        Subaccount      Subaccount    Subaccount
                                                               ----------        ----------      ----------    ----------
Operations
Net investment income (loss)............................    $         965               168           144            (61)
Net realized gain on sales of investments...............             (213)              (42)           33             89
Change in unrealized
   depreciation of investments..........................          (11,937)             (933)         (187)        (1,502)
                                                            -------------         ---------      --------        -------
Net decrease in Contract Owners'
   Equity resulting from operations.....................          (11,185)             (807)          (10)        (1,474)
                                                            -------------         ---------      --------        -------

Account Unit Transactions
Proceeds from units sold................................           33,347             9,106         8,911          6,369
Net transfers (to) from affiliate and subaccounts.......           18,646             5,320         4,460          3,456
Payments for units redeemed.............................             (817)             (157)          (87)          (272)
                                                            -------------         ---------      --------        -------
Net increase in Contract

   Owners' Equity from account unit transactions........           51,176            14,269        13,284          9,553
                                                            -------------         ---------      --------        -------

Total increase (decrease) in Contract Owners' Equity....           39,991            13,462        13,274          8,079
Beginning of year.......................................              644               216           123          2,867
                                                            -------------         ---------      --------        -------

End of year.............................................    $      40,635            13,678        13,397         10,946
                                                            =============         =========      ========        =======

See accompanying notes to financial statements.

     Janus Aspen Series            Warburg Pincus Trust
-----------------------------  ---------------------------
                                                 Warburg
                                  Warburg        Pincus
                 Janus Aspen      Pincus         Global
 Janus Aspen     Growth and      Emerging     Post-Venture
   Growth          Income         Market         Capital         Other
 Subaccount      Subaccount     Subaccount     Subaccount     Subaccounts
 ----------      ----------     ----------     ----------     -----------
   21,501          1,121           240             1,023          87,422
    9,844          2,189           161               237          32,421

  (86,494)       (21,513)       (4,074)           (3,631)       (315,571)
---------        -------      --------        ----------      ----------

  (55,149)       (18,203)       (3,673)           (2,371)       (195,728)
---------        -------      --------        ----------      ----------


   57,316         26,953         7,692             7,114         155,904
   59,436         29,812         3,151             2,297         110,351
  (16,605)        (4,361)         (238)             (125)        (76,131)
---------        -------      --------        ----------      ----------

  100,147         52,404        10,605             9,286         190,124
---------        -------      --------        ----------      ----------

   44,998         34,201         6,932             6,915          (5,604)
  240,499         67,155         3,045             2,013       1,059,943
---------        -------      --------        ----------      ----------

  285,497        101,356         9,977             8,928       1,054,339
=========        =======      ========        ==========      ==========

KILICO Variable Annuity Separate Account

Combined Statements of Changes in Contract Owners' Equity

For the year ended December 31, 1999
(in thousands)

                                                                        Kemper Variable Series
                                            -------------------------------------------------------------------------------
                                          Total
                                         KILICO
                                        Variable     Kemper        Kemper       Kemper     Kemper     Kemper
                                         Annuity      Money        Money      Government Investment  Strategic   Kemper     Kemper
                                        Separate     Market        Market     Securities Grade Bond   Income    Horizon 5 High Yield
                                        Account   Subaccount#1  Subaccount#2  Subaccount Subaccount Subaccount Subaccount Subaccount
                                        -------   ------------  ------------  ---------- ---------- ---------- ---------- ----------
Operations
Net investment income (loss)......... $  100,537     4,221          159          2,815        251        77         40      21,146
Net realized gain (loss) on
  sales of investments...............    112,611        --           --           (611)       (16)      (91)       203      (6,838)
Change in unrealized
  appreciation (depreciation)
  of investments.....................    503,224        --           --         (2,754)      (733)     (115)        47     (10,902)
                                      ----------  --------     --------      ---------   --------   -------    -------    --------
Net increase (decrease) in
  Contract Owners' Equity resulting
  from operations....................    716,372     4,221          159           (550)      (498)     (129)       290       3,406
                                      ----------  --------     --------      ---------   --------   -------    -------    --------
Account Unit Transactions
Proceeds from units sold.............    515,845    45,378        2,759         12,331      6,620     1,000      1,504      22,709
Net transfers (to) from
  affiliate and subaccounts..........    160,211    18,795       (4,779)        (4,399)     3,501      (685)     1,348     (27,431)
Payments for units redeemed..........   (393,774)  (37,819)        (158)       (14,018)    (2,364)     (100)      (771)    (43,328)
                                      ----------  --------     --------      ---------   --------   -------    -------    --------
Net increase (decrease) in
  Contract Owners' Equity
  from account unit
  transactions.......................    282,282    26,354       (2,178)        (6,086)     7,757       215      2,081     (48,050)
                                      ----------  --------     --------      ---------   --------   -------    -------    --------

Total increase (decrease) in
  Contract Owners' Equity............    998,654    30,575       (2,019)        (6,636)     7,259        86      2,371     (44,644)
Beginning of year....................  2,817,365   107,102        4,709         78,345     11,621     1,427      6,817     262,362
                                      ----------  --------     --------      ---------   --------   -------    -------    --------

End of year...................        $3,816,019   137,677        2,690         71,709     18,880     1,513      9,188     217,718
                                      ==========  ========     ========      =========   ========   =======    =======    ========

See accompanying notes to financial statements.


                                                  Kemper Variable Series
----------------------------------------------------------------------------------------------------------------------------
                 Kemper                    Kemper                                     Kemper        Kemper          Kemper
  Kemper         Total       Kemper        Value +       Kemper        Kemper       Contrarian     Small Cap       Small Cap
Horizon 10+     Return     Horizon 20+     Growth       Blue Chip   International      Value         Value          Growth
Subaccount    Subaccount   Subaccount    Subaccount    Subaccount    Subaccount     Subaccount    Subaccount      Subaccount
----------    ----------   ----------    ----------    ----------    ----------     ----------    ----------      ----------
       121       51,140            62           583          (173)        15,856         5,800          (144)         (1,739)

     1,175       29,197           459         4,628           845          9,865         6,046          (229)          9,762


      (258)       8,683           215         1,178         4,171         24,305       (24,707)          497          32,251
----------     --------      --------     ---------      --------      ---------     ----------   ----------      ----------

     1,038       89,020           736         6,389         4,843         50,026       (12,861)          124          40,274
----------     --------      --------     ---------      --------      ---------     ----------   ----------      ----------

     2,541       42,169         1,140         6,147        13,387         12,302        19,424         4,836          17,628

    (1,509)     (49,778)         (365)       (5,820)       11,996        (27,423)        1,432        (2,966)        (22,588)
    (2,105)    (101,982)         (413)       (5,397)       (2,837)       (20,534)      (11,571)       (3,756)        (13,139)
----------    ---------      --------     ---------      --------      ---------     ---------    ----------      ----------


    (1,073)    (109,591)          362        (5,070)       22,546        (35,655)        9,285        (1,886)        (18,099)
----------    ---------      --------     ---------      --------      ----------    ---------    ----------      -----------


       (35)     (20,571)        1,098         1,319        27,389         14,371        (3,576)       (1,762)         22,175
    15,439      736,379         9,213        47,005         8,784        145,181        95,850        33,366         143,881
----------    ---------      --------     ---------      --------      ---------     ---------    ----------      ----------

    15,404      715,808        10,311        48,324        36,173        159,552        92,274        31,604         166,056
==========    =========      ========     =========      ========      =========     =========    ==========      ==========

KILICO Variable Annuity Separate Account

For the year ended December 31, 1999
(in thousands)

                                                                       Kemper Variable Series
                             -------------------------------------------------------------------------------------------------------
                                                                                                  KVS-        KVS
                                             Kemper         Kemper      Kemper       Kemper   Dreman High    Dreman
                                Kemper     Aggressive     Technology    Global        New        Return    Financial       KVS
                                Growth       Growth         Growth     Blue Chip     Europe      Equity     Services    Index 500
                              Subaccount Subaccount (a) Subaccount (a) Subaccount  Subaccount  Subaccount  Subaccount Subaccount (a)
                             -------------------------------------------------------------------------------------------------------
Operations
Net investment income (loss)...  $ (7,131)       (1)          12         (16)         19         (62)         (42)        (10)
Net realized gain on sales
  of investments...............    30,772         2          111          28           4          12           53           7
Change in unrealized
  appreciation (depreciation)
  of investments...............   134,497       134        4,197         529         119      (3,635)        (461)        383
                                 --------  --------     --------    --------    --------    --------     --------    --------
Net increase (decrease)
  in Contract Owners'
  Equity resulting from

  operations...................   158,138       135        4,320         541         142      (3,685)        (450)        380
                                 --------  --------     --------    --------    --------    --------     --------    --------

Account Unit Transactions

Proceeds from units sold.......    25,447       578        9,935       1,904         831      18,980        2,922       2,840
Net transfers (to) from
  affiliate and subaccounts....   (66,997)      530        5,358       1,247          56      11,471        2,101       3,581
Payments for units redeemed....   (80,300)       (7)         (30)        (97)        (39)       (828)        (145)         (8)
                                 --------  --------     --------    --------    --------    --------     --------    --------
Net increase in Contract
  Owners' Equity from account
  unit transactions............  (121,850)    1,101       15,263       3,054         848      29,623        4,878       6,413
                                 --------  --------     --------    --------    --------    --------     --------    --------

Total increase in Contract
  Owners' Equity ..............    36,288     1,236       19,583       3,595         990      25,938        4,428       6,793
Beginning of year..............   537,745        --           --         288         236       5,436        1,217          --
                                 --------  --------     --------    --------    --------    --------     --------    --------

End of year....................  $574,033     1,236       19,583       3,883       1,226      31,374        5,645       6,793
                                 ========  ========     ========    ========    ========    ========     ========    ========

(a) For the period (commencement of operations): May 3, 1999 -- Kemper Aggressive Growth Subaccount, Kemper Technology Growth Subaccount and Dreyfus Socially Responsible Growth Subaccount; September 10, 1999 -- Kemper Index 500 Subaccount; October 29, 1999 -- KVS Focused Large Cap Growth Subaccount; November 1, 1999 -- Alger American Leveraged AllCap Subaccount, Alger American Balanced Subaccount and Dreyfus MidCap Stock Subaccount; to December 31, 1999.

See accompanying notes to financial statements.

        Kemper Variable Series                                  Scudder Variable Life Investment Fund
---------------------------------------    ------------------------------------------------------------------------
     KVS
   Focused        Kemper           KVS       Scudder VLIF   Scudder VLIF                Scudder VLIF     Scudder VLIF
  Large Cap       Growth       Growth and       Global       Growth and   Scudder VLIF     Capital       21st Century
   Growth      Opportunities     Income        Discovery       Income     International    Growth           Growth
Subaccount(a)   Subaccount     Subaccount     Subaccount     Subaccount    Subaccount    Subaccount       Subaccount
-------------   ----------     ----------     ----------     ----------    ----------    ----------       -----------
       --          --            --                (9)          232            733          190                --

       --          --            --                58            38          2,937           49                --

        1          --            --             2,210          (108)         2,620        2,162                --
---------     -------      --------        ----------        -------     ---------      -------       -----------

        1          --            --             2,259           162          6,290        2,401                --
---------     -------      --------        ----------        ------      ---------      -------       -----------

       --          --            --             3,658         5,138          8,107        7,470                --

       54          --            --             1,744         4,453         12,443        3,461                --
       --          --            --               (47)         (310)          (127)        (211)               --
---------     -------      --------        ----------        -------     ----------     --------      -----------

       54          --            --             5,355         9,281         20,423       10,720                --
---------     -------      --------        ----------        ------      ---------      -------       -----------

       55          --            --             7,614         9,443         26,713       13,121                --
       --          --            --               744         1,697            869          604                --
---------     -------      --------        ----------        ------      ---------      -------       -----------

       55          --            --             8,358        11,140         27,582       13,725                --
=========     =======      ========        ==========        ======      =========      =======       ===========

KILICO Variable Annuity Separate Account

For the year ended December 31, 1999
(in thousands)

                                                                                                                 The Dreyfus
                                                                                                                  Socially
                                                                                                   Dreyfus       Responsible
                                                                                                 Investment        Growth
                                                                 The Alger American Fund         Portfolios       Fund, Inc
                                                          ----------------------------------   --------------   --------------
                                                               Alger                                             The Dreyfus
                                                             American              Alger           Dreyfus        Socially
                                                             Leveraged           American          Midcap        Responsible
                                                              AllCap             Balanced           Stock          Growth
                                                          Subaccount (a)       Subaccount(a)   Subaccount (a)   Subaccount (a)
                                                          --------------       -------------   --------------   --------------
Operations
Net investment income (loss)............................   $        --                  --               (1)               87
Net realized gain on sales of investments...............             2                  --                5                31
Change in unrealized

   appreciation of investments..........................            46                   4                1               268
                                                           -----------           ---------         --------           -------
Net increase in Contract Owners'
   Equity resulting from operations.....................            48                   4                5               386
                                                           -----------           ---------         --------           -------

Account Unit Transactions
Proceeds from units sold................................           487                 172               54             1,363
Net transfers (to) from affiliate and subaccounts.......           109                  40               64             1,127
Payments for units redeemed.............................            --                  --               --                (9)
                                                           -----------           ---------         --------           -------
Net increase in Contract
   Owners' Equity from account unit transactions........           596                 212              118             2,481
                                                           -----------           ---------         --------           -------

Total increase in Contract Owners' Equity...............           644                 216              123             2,867
Beginning of year.......................................            --                  --               --                --
                                                           -----------           ---------         --------           -------

End of year.............................................   $       644                 216              123             2,867
                                                           ===========           =========         ========           =======

See accompanying notes to financial statements.

    Janus Aspen Series         Warburg Pincus Trust
-------------------------    ---------------------------
                                              Warburg
                               Warburg        Pincus
              Janus Aspen      Pincus         Global
 Janus Aspen  Growth and      Emerging     Post-Venture
   Growth       Income         Market         Capital         Other
 Subaccount   Subaccount     Subaccount     Subaccount     Subaccounts
 ----------   ----------     ----------     ----------     -----------

     (738)       (172)           93               (10)         7,148
    3,417         430            65                55         20,140

   51,260      17,246           472               544        258,857
---------     -------      --------        ----------      ---------

   53,939      17,504           630               589        286,145
---------     -------      --------        ----------      ---------


   57,097      28,597         1,366             1,171        125,853
   77,006      19,838         1,000               288        191,908
   (7,417)       (858)          (10)             (120)       (42,919)
---------     -------      --------        ----------      ---------

  126,686      47,577         2,356             1,339        274,842
---------     -------      --------        ----------      ---------

  180,625      65,081         2,986             1,928        560,987
   59,874       2,074            59                85        498,956
---------     -------      --------        ----------      ---------

  240,499      67,155         3,045             2,013      1,059,943
=========     =======      ========        ==========      =========

Notes to Financial Statements

(1)  General Information and Significant Accounting Policies

Organization

KILICO Variable Annuity Separate Account (the "Separate Account") is a unit investment trust registered under the Investment Company Act of 1940, as amended, established by Kemper Investors Life Insurance Company ("KILICO"). KILICO is a wholly-owned subsidiary of Zurich Group Holding ("ZGH"), a Swiss holding company, formerly known as Zurich Financial Services. ZGH is wholly owned by Zurich Financial Services ("ZFS"), a new Swiss holding company. ZFS was formerly Zurich Allied AG, which merged with Allied Zurich p.l.c. in October, 2000.

The Separate Account is used to fund contracts or certificates (collectively referred to as "Contracts") for Kemper Advantage III periodic and flexible payment variable annuity contracts ("Kemper Advantage III"), Kemper Passport individual and group variable, fixed and market value adjusted deferred annuity contracts ("Kemper Passport"), Kemper Destinations individual and group variable, fixed and market value adjusted deferred annuity contracts ("Kemper Destinations"), Farmers Variable Annuity I individual and group variable, fixed and market value adjusted deferred annuity contracts ("Farmers Variable Annuity I") and Zurich Preferred individual and group variable and market value adjusted deferred annuity contracts ("Zurich Preferred"). The Separate Account is divided into a total of sixty-three subaccounts with various subaccount options available to Contract Owners depending upon their respective Contracts. The Kemper Advantage III contracts have thirty-four subaccount options available to Contract Owners and each subaccount invests exclusively in the shares of a corresponding portfolio in the Kemper Variable Series, the Janus Aspen Series, the Lexington Natural Resources Trust, the Lexington Emerging Markets Fund, Inc., the Fidelity Variable Insurance Products Fund, the Fidelity Variable Insurance Products Fund II, the Scudder Variable Life Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc., the J.P. Morgan Series Trust II, The Alger American Fund and the American Century Variable Portfolios, Inc., all of which are open-end diversified management investment companies. The Kemper Passport contracts have seventeen subaccount options available to the Contract Owners and each subaccount invests exclusively in the shares of a corresponding portfolio in the Kemper Variable Series, an open-end diversified management investment company. The Kemper Destinations contracts have forty subaccount options available to the Contract Owners and each subaccount invests exclusively in the shares of a corresponding portfolio in the Kemper Variable Series, the Scudder Variable Life Investment Fund, The Alger American Fund, the Dreyfus Investment Portfolios, The Dreyfus Socially Responsible Growth Fund, Inc., the Janus Aspen Series and the Warburg Pincus Trust, all of which are open-end diversified management investment companies. The Farmers Variable Annuity I contracts have thirteen subaccount options available to the Contract Owners and each subaccount invests exclusively in the shares of a corresponding portfolio in the Kemper Variable Series, the Scudder Variable Life Investment Fund, the Janus Aspen Series, the PIMCO Variable Insurance Trust and the Franklin Templeton Variable Insurance Products Trust, all of which are open-end diversified management investment companies. The Zurich Preferred contracts have twenty-seven subaccount options available to the Contract Owners and each subaccount invests exclusively in the shares of a corresponding portfolio in the Kemper Variable Series, the Scudder Variable Life Investment Fund, The Alger American Fund, the Janus Aspen Series, the Fidelity Variable Insurance Products Fund, the Fidelity Variable Insurance Products Fund II, the American Century Variable Portfolios, Inc., the J.P. Morgan Series Trust II, the Warburg Pincus Trust and The Dreyfus Socially Responsible Growth Fund, Inc., all of which are open-end diversified management investment companies.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities as well as the disclosure of contingent amounts at the date of the financial statements. As a result, actual results reported as income and expenses could differ from the estimates reported in the accompanying financial statements.

Security valuation

The investments are stated at current value which is based on the closing net asset value at December 31, 2000.

Security transactions and investment income

Security transactions are generally accounted for on the trade date (date the order to buy or sell is executed). Dividends and capital gains distributions are recorded as income on the ex-dividend date. Realized gains and losses from sales of Subaccount shares are generally reported on a first in, first out (FIFO) cost basis.

Accumulation unit valuation

On each day the New York Stock Exchange (the "Exchange") is open for trading, the accumulation unit value is determined as of the earlier of 3:00 p.m. (Central time) or the close of the Exchange by dividing the total value of each subaccount's investments and other assets, less liabilities, by the number of accumulation units outstanding in the respective subaccount.

Federal income taxes

The operations of the Separate Account are included in the federal income tax return of KILICO. Under existing federal income tax law, investment income and realized capital gains and losses of the Separate Account increase liabilities under the contract and are, therefore, not taxed. Thus the Separate Account may realize net investment income and capital gains and losses without federal income tax consequences.

(2)  Summary of Investments

Investments, at cost, at December 31, 2000, are as follows (in thousands, differences are due to rounding):

                                                        Shares
INVESTMENT SUBACCOUNTS                                   Owned            Cost
-------------------------------------------------------------------------------

Kemper Variable Series:
Kemper Money Market Fund  #1.....................          131,453     $ 131,453
Kemper Money Market Fund #2......................           12,994        12,994
Kemper Government Securities Fund................           59,073        68,479
Kemper Investment Grade Bond Fund................           21,399        23,694
Kemper Strategic Income Fund.....................            3,255         3,155
Kemper Horizon 5 Fund............................            6,092         7,600
Kemper High Yield Fund...........................          188,703       203,692
Kemper Horizon 10+ Fund..........................           10,490        14,076
Kemper Total Return Fund.........................          232,995       576,207
Kemper Horizon 20+ Fund..........................            6,411         8,936
Kemper Value+Growth Fund.........................           26,186        43,283
Kemper Blue Chip Fund............................           43,296        63,468
Kemper International Fund........................           72,732       114,622
Kemper Contrarian Value Fund.....................           65,708        92,494
Kemper Small Cap Value Fund......................           28,704        31,895
Kemper Small Cap Growth Fund.....................           85,360       190,923
Kemper Growth Fund...............................          140,798       412,158
Kemper Aggressive Growth Fund....................           18,778        28,255
Kemper Technology Growth Fund....................           70,529       129,728
Kemper Global Blue Chip Fund.....................            8,712        10,184
Kemper New Europe Fund...........................            3,878         3,785
KVS Dreman High Return Equity Fund...............           58,960        55,702
KVS Dreman Financial Services Fund...............           14,903        14,395
KVS Index 500 Fund...............................           43,853        46,056
KVS Focused Large Cap Growth Fund................            6,314         8,215
KVS Growth Opportunities Fund....................           43,375        54,012
KVS Growth and Income Fund.......................           32,899        36,983

                                                           Shares
INVESTMENT SUBACCOUNTS (continued)                          Owned          Cost
--------------------------------------------------------------------------------

Scudder Variable Life Investment Fund:
Scudder VLIF Global Discovery Fund.......................   4,213         52,695
Scudder VLIF Growth and Income Fund......................   2,320         25,126
Scudder VLIF International Fund..........................   4,117         58,813
Scudder VLIF Capital Growth Fund.........................   1,181         30,234
Scudder VLIF 21/st/ Century Fund.........................     514          4,798

The Alger American Fund:
Alger American Leveraged AllCap Fund.....................   1,047         52,526
Alger American Balanced Fund.............................     993         14,607

Dreyfus Investment Portfolios:
Dreyfus MidCap Stock Fund................................     938         13,583

The Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund.................     319         12,238

Janus Aspen Series:
Janus Aspen Growth Fund..................................  10,781        307,072
Janus Aspen Growth and Income Fund.......................   5,822        105,353

Warburg Pincus Trust:
Warburg Pincus Emerging Markets Fund.....................      44         13,591
Warburg Pincus Global Post-Venture Capital Fund..........     656         12,011

Other Funds..............................................     N/A      1,024,943
                                                                      ----------

         Total Investments at Cost.......................             $4,114,034
                                                                      ==========

Descriptions of the underlying investments of the Funds available to contract owners of the Kemper Destinations are summarized below.

KEMPER VARIABLE SERIES

Kemper Money Market Subaccount: This subaccount invests in the Kemper Money Market Portfolio of the Kemper Variable Series. The Portfolio seeks maximum current income consistent with stability of principal. The Portfolio seeks to maintain a net asset value of $1.00 per share. The Kemper Money Market Subaccount #1 represents the Kemper Advantage III, Kemper Passport, Kemper Destinations and Zurich Preferred Money Market Subaccount. The Kemper Money Market Subaccount #2 represents funds allocated by the owner of a contract to the dollar cost averaging program. Under the dollar cost averaging ("DCA") program, an owner may pre-designate a portion of the subaccount value to be automatically transferred on a monthly basis to one or more of the other subaccounts. This option is only available to Kemper Passport and Kemper Destinations contracts.

Kemper Government Securities Subaccount: This subaccount invests in the Kemper Government Securities Portfolio of the Kemper Variable Series. The Portfolio seeks high current return consistent with preservation of capital.

Kemper Investment Grade Bond Subaccount: This subaccount invests in the Kemper Investment Grade Bond Portfolio of the Kemper Variable Series. The Portfolio seeks high current income.

Kemper Strategic Income Subaccount (formerly Kemper Global Income): This subaccount invests in the Kemper Strategic Income Portfolio of the Kemper Variable Series. The Portfolio seeks high current return.

Kemper Horizon 5 Subaccount: This subaccount invests in the Kemper Horizon 5 Portfolio of the Kemper Variable Series. The Portfolio, designed for investors with approximately a 5 year investment horizon, seeks income consistent with preservation of capital, with growth of capital as a secondary objective.

Kemper High Yield Subaccount: This subaccount invests in the Kemper High Yield Portfolio of the Kemper Variable Series. The Portfolio seeks to provide a high level of current income.

Kemper Horizon 10+ Subaccount: This subaccount invests in the Kemper Horizon 10+ Portfolio of the Kemper Variable Series. The Portfolio, designed for investors with approximately a 10+ year investment horizon, seeks a balance between growth of capital and income, consistent with moderate risk.

Kemper Total Return Subaccount: This subaccount invests in the Kemper Total Return Portfolio of the Kemper Variable Series. The Portfolio seeks high return, a combination of income and capital appreciation.

Kemper Horizon 20+ Subaccount: This subaccount invests in the Kemper Horizon 20+ Portfolio of the Kemper Variable Series. The Portfolio, designed for investors with approximately a 20+ year investment horizon, seeks growth of capital, with income as a secondary objective.

Kemper Value+Growth Subaccount: This subaccount invests in the Kemper Value+Growth Portfolio of the Kemper Variable Series. The Portfolio seeks growth of capital. A secondary objective of the Portfolio is the reduction of risk over a full market cycle compared to a portfolio of only growth stocks or only value stocks.

Kemper Blue Chip Subaccount: This subaccount invests in the Kemper Blue Chip Portfolio of the Kemper Variable Series. The Portfolio seeks growth of capital and of income.

Kemper International Subaccount: This subaccount invests in the Kemper International Portfolio of the Kemper Variable Series. The Portfolio seeks total return, a combination of capital growth and income.

Kemper Contrarian Value Subaccount: This subaccount invests in the Kemper Contrarian Value Portfolio of the Kemper Variable Series. The Portfolio seeks to achieve a high rate of total return.

Kemper Small Cap Value Subaccount: This subaccount invests in the Kemper Small Cap Value Portfolio of the Kemper Variable Series. The Portfolio seeks long-term capital appreciation.

Kemper Small Cap Growth Subaccount: This subaccount invests in the Kemper Small Cap Growth Portfolio of the Kemper Variable Series. The Portfolio seeks maximum appreciation of investors' capital.

Kemper Growth Subaccount: This subaccount invests in the Kemper Growth Portfolio of the Kemper Variable Series. The Portfolio seeks maximum appreciation of capital.

Kemper Aggressive Growth Subaccount: This subaccount invests in the Kemper Aggressive Growth Portfolio of the Kemper Variable Series. The Portfolio seeks capital appreciation.

Kemper Technology Growth Subaccount: This subaccount invests in the Kemper Technology Growth Portfolio of the Kemper Variable Series. The Portfolio seeks growth of capital.

Kemper Global Blue Chip Subaccount: This subaccount invests in the Kemper Global Blue Chip Portfolio of the Kemper Variable Series. The Portfolio seeks long-term growth of capital.

Kemper New Europe Subaccount (formerly Kemper International Growth and Income):
This subaccount invests in the Kemper New Europe Portfolio of the Kemper Variable Series. The Portfolio seeks long-term growth capital appreciation by investing in a portfolio consisting primarily of equity securities of European companies.

KVS Dreman High Return Equity Subaccount (formerly Kemper-Dreman High Return Equity): This subaccount invests in the KVS Dreman High Return Equity Portfolio of the Kemper Variable Series. The Portfolio seeks to achieve a high rate of total return.

KVS Dreman Financial Services Subaccount (formerly Kemper-Dreman Financial Services): This subaccount invests in the KVS Dreman Financial Services Portfolio of the Kemper Variable Series. The Portfolio seeks long-term capital appreciation.

KVS Index 500 Subaccount (formerly Kemper Index 500): This subaccount invests in the KVS Index 500 Portfolio of the Kemper Variable Series. The Portfolio seeks to match, as closely as possible, before expenses, the performance of the Standard & Poor's 500 Composite Stock Price Index, which emphasizes stocks of large U.S. companies.

KVS Focused Large Cap Growth Subaccount: This subaccount invests in the KVS Focused Large Cap Growth Portfolio of the Kemper Variable Series. The Portfolio seeks growth through long-term capital appreciation.

KVS Growth Opportunities Subaccount: This subaccount invests in the KVS Growth Opportunities Portfolio of the Kemper Variable Series. The Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital.

KVS Growth and Income Subaccount: This subaccount invests in the KVS Growth and Income Portfolio of the Kemper Variable Series. The Portfolio seeks long-term capital growth and current income.

SCUDDER VARIABLE LIFE INVESTMENT FUND

Scudder VLIF Global Discovery Subaccount: This subaccount invests in the Scudder VLIF Global Discovery Portfolio (Class A Shares) of the Scudder Variable Life Investment Fund. The Portfolio seeks above-average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world.

Scudder VLIF Growth and Income Subaccount: This subaccount invests in the Scudder VLIF Growth and Income Portfolio (Class A Shares) of the Scudder Variable Life Investment Fund. The Portfolio seeks long-term growth of capital, current income and growth of income.

Scudder VLIF International Subaccount: This subaccount invests in the Scudder VLIF International Portfolio (Class A Shares) of the Scudder Variable Life Investment Fund. The Portfolio seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments.

Scudder VLIF Capital Growth Subaccount: This subaccount invests in the Scudder VLIF Capital Growth Portfolio (Class A Shares) of the Scudder Variable Life Investment Fund. The Portfolio seeks to maximize long-term capital growth through a broad and flexible investment program.

Scudder VLIF 21/st/ Century Growth Subaccount: This subaccount invests in the Scudder VLIF 21/st/ Century Growth Portfolio (Class A Shares) of the Scudder Variable Life Investment Fund. The portfolio seeks long-term growth of capital by investing primarily in equity securities issued by emerging growth companies.

THE ALGER AMERICAN FUND

Alger American Leveraged AllCap Subaccount: This subaccount invests in the Alger American Leveraged AllCap Portfolio of The Alger American Fund. The Portfolio seeks long-term capital appreciation.

Alger American Balanced Subaccount: This subaccount invests in the Alger American Balanced Portfolio of The Alger American Fund. The Portfolio seeks current income and long-term capital appreciation.

DREYFUS INVESTMENT PORTFOLIOS

Dreyfus MidCap Stock Subaccount: This subaccount invests in the Dreyfus MidCap Stock Portfolio of the Dreyfus Investment Portfolios. The Portfolio seeks to provide investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400(R) Index.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

Dreyfus Socially Responsible Growth Subaccount: This subaccount invests in The Dreyfus Socially Responsible Growth Fund, Inc. The Fund's primary goals is to provide capital growth through investment in common stocks of companies which not only meet traditional investment standards, but also conduct their business in a manner that contributes to the enhancement of the quality of life in America.

JANUS ASPEN SERIES

Janus Aspen Growth Subaccount: This subaccount invests in the Janus Aspen Growth Portfolio of the Janus Aspen Series. The Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital.

Janus Aspen Growth and Income Subaccount: This subaccount invests in the Janus Aspen Growth and Income Portfolio of the Janus Aspen Series. The Portfolio seeks long-term capital growth and current income.

WARBURG PINCUS TRUST

Warburg Pincus Emerging Markets Subaccount: This subaccount invests in the Warburg Pincus Emerging Markets Portfolio of the Warburg Pincus Trust. The Portfolio seeks long-term growth of capital by investing in equity securities of emerging markets.

Warburg Pincus Global Post-Venture Capital Subaccount (formerly Warburg Pincus Post-Venture Capital): This subaccount invests in the Warburg Pincus Global Post-Venture Capital Portfolio of the Warburg Pincus Trust. The Portfolio seeks long-term growth of capital by investing primarily in equity securities of U.S. and foreign companies considered to be in their post-venture-capital stage of development.

(3)  Transactions with Affiliates

KILICO assumes mortality risks associated with the annuity contracts and incurs all expenses involved in administering the contracts. In return, KILICO assesses that portion of each subaccount representing assets under the Kemper Advantage III flexible payment contracts with a daily charge for mortality and expense risk and administrative costs which amounts to an aggregate of one percent (1.00%) per annum. KILICO also assesses that portion of each subaccount representing assets under the Kemper Advantage III periodic payment contracts with a daily asset charge for mortality and expense risk and administrative costs which amounts to an aggregate of one and three-tenths percent (1.30%) per annum. KILICO assesses that portion of each subaccount representing assets under the Kemper Passport contracts with a daily asset charge for mortality and expense risk and administrative costs which amounts to an aggregate of one and one-quarter percent (1.25%) per annum. KILICO assesses that portion of each subaccount representing assets under the Kemper Destinations contracts with a daily asset charge for mortality and expense risk and administrative costs which amounts to an aggregate of one and four-tenths percent (1.40%) per annum. KILICO assesses that portion of each subaccount representing assets under the Farmers Variable Annuity I contracts with a daily asset charge for mortality and expense risk and administrative costs which amounts to an aggregate of one and four-tenths percent (1.40%) per annum. KILICO assesses that portion of each subaccount representing assets under the Zurich Preferred contracts with a daily asset charge for mortality and expense risk and administrative costs which amounts to an aggregate of one and one-quarter percent (1.25%) per annum. The Kemper Passport and Kemper Destinations DCA Money Market Subaccount #2, available for participation in the dollar cost averaging program, has no daily asset charge deduction.

KILICO also assesses each Kemper Advantage III contract participating in one or more of the subaccounts at any time during the year a records maintenance charge. For contracts purchased prior to June 1, 1993, the charge is $25 and is assessed on December 31st of each calendar year. For contracts purchased June 1, 1993 and subsequent, the charge is a maximum of $30 per year and is assessed ratably every quarter of each calendar year, except in those states which have yet to approve these contract changes. The charge is assessed whether or not any purchase payments have been made during the year. KILICO also assesses against each Kemper Passport, Kemper Destinations and Farmers Variable Annuity I contract participating in one or more of the subaccounts a records maintenance charge of $30, generally taken at the end of each contract year. KILICO assesses each Zurich Preferred contract participating in one of more of the subaccounts a records maintenance charge of $7.50 quarterly for contracts with contract value under $25,000, $3.75 quarterly for contracts with contract value between $25,000 and $50,000. The records maintenance charge for Kemper Advantage III, Kemper Passport, Kemper Destinations and Farmers Variable Annuity I contracts are waived for all individual contracts whose investment value exceeds $50,000 on the date of assessment.

For contracts issued prior to May 1, 1994, KILICO has undertaken to reimburse each of the Kemper Advantage III Contract Owners participating in the Kemper Money Market, Kemper Total Return, Kemper High Yield and Kemper Growth Subaccounts, whose direct and indirect operating expenses exceed eighty hundredths of one percent (.80%) of average daily net assets. In determining reimbursement of direct and indirect operating expenses, for each subaccount, charges for mortality and expense risks and administrative expenses, and records maintenance charges are excluded and, for each subaccount, charges for taxes, extraordinary expenses, and brokerage and transaction costs are excluded. During the year ended December 31, 2000, no such payment was required.

KILICO assesses an optional annual charge for the Guaranteed Retirement Income Benefit ("GRIB"), related to the Kemper Destinations and Farmers Variable Annuity I contracts. The annual charge of .25% of Contract Value, if taken, will be deducted pro rata from each invested subaccount quarterly.

Proceeds payable on the redemption of units are reduced by the amount of any applicable contingent deferred sales charge due to KILICO.

Zurich Scudder Investments, Inc. (formerly Scudder Kemper Investments, Inc.), an affiliated company, is the investment manager of the Kemper Variable Series and the Scudder Variable Life Investment Fund. Investors Brokerage Services, Inc. and PMG Securities, Inc., wholly-owned subsidiaries of KILICO, are the principal underwriters for the Separate Account.


(4)  Net Transfers (To) From Affiliate and Subaccounts

Net transfers (to) from affiliate or subaccounts include transfers of all or part of the Contract Owner's interest to or from another eligible subaccount or to the general account of KILICO.

(5)  Contract Owners' Equity

The Contract Owners' equity is affected by the investment results of, and contract charges to, each subaccount. The accompanying financial statements include only Contract Owners' payments pertaining to the variable portions of their contracts and exclude any payments for the market value adjusted or fixed portions, the latter being included in the general account of KILICO. Contract Owners may elect to annuitize the contract under one of several annuity options, as specified in the prospectus. Included in the following table of Contract Owners' Equity is approximately $12,769 thousand, $4,386 thousand and $613 thousand of annuitized contracts for Kemper Advantage III, Kemper Passport and Kemper Destinations, respectively.

Contract Owners' equity at December 31, 2000, is as follows (in thousands, except unit value; differences are due to rounding):

         KEMPER DESTINATIONS CONTRACTS

                                                                                                                Contract
                                                                             Number            Unit              Owners'
                                                                            of Units           Value             Equity
                                                                            --------           -----             ------
KEMPER VARIABLE SERIES:

Kemper Money Market Subaccount #1
   Qualified and Nonqualified........................................         3,372     $      11.049    $       37,251

Kemper Money Market Subaccount #2
   Qualified and Nonqualified........................................         1,103            11.454            12,628

Kemper Government Securities Subaccount
   Qualified and Nonqualified........................................         1,273            11.223            14,286

                                                                                                                Contract
                                                                             Number            Unit              Owners'
                                                                            of Units           Value             Equity
                                                                            --------           -----             ------
Kemper Investment Grade Bond Subaccount
   Qualified and Nonqualified........................................         1,144            10.905            12,473

Kemper Strategic Income Subaccount
   Qualified and Nonqualified........................................           298            10.102             3,011

Kemper Horizon 5 Subaccount
   Qualified and Nonqualified........................................           226            10.530             2,382

Kemper High Yield Subaccount
   Qualified and Nonqualified........................................         2,803             8.751            24,530

Kemper Horizon 10+ Subaccount
   Qualified and Nonqualified........................................           450            10.321             4,641

Kemper Total Return Subaccount
   Qualified and Nonqualified........................................         4,778            11.462            54,763

Kemper Horizon 20+ Subaccount
   Qualified and Nonqualified........................................           168             9.883             1,659

Kemper Value+Growth Subaccount
   Qualified and Nonqualified........................................           915            11.648            10,657

Kemper Blue Chip Subaccount
   Qualified and Nonqualified........................................         4,280            11.659            49,904

Kemper International Subaccount
   Qualified and Nonqualified........................................           977            10.624            10,382

Kemper Contrarian Value Subaccount
   Qualified and Nonqualified........................................         2,516            10.863            27,332

Kemper Small Cap Value Subaccount
   Qualified and Nonqualified........................................         1,281             8.770            11,234

Kemper Small Cap Growth Subaccount
   Qualified and Nonqualified........................................         2,896            12.936            37,462

Kemper Growth Subaccount
   Qualified and Nonqualified........................................         2,552            10.802            27,569

Kemper Aggressive Growth Subaccount
   Qualified and Nonqualified........................................         1,910            12.990            24,812

Kemper Technology Growth Subaccount
   Qualified and Nonqualified........................................         7,183            13.617            97,811

Kemper Global Blue Chip Subaccount
   Qualified and Nonqualified........................................           855            12.031            10,292

                                                                                                                Contract
                                                                             Number            Unit              Owners'
                                                                            of Units           Value             Equity
                                                                            --------           -----             ------
Kemper New Europe Subaccount
   Qualified and Nonqualified........................................           394             9.506             3,742

KVS Dreman High Return Equity Subaccount
   Qualified and Nonqualified........................................         5,275            11.831            62,408

KVS Dreman Financial Services Subaccount
   Qualified and Nonqualified........................................         1,465            11.729            17,183

KVS Index 500 Subaccount
   Qualified and Nonqualified........................................         4,497             9.535            42,884

KVS Focused Large Cap Growth Subaccount
   Qualified and Nonqualified........................................           630            11.437             7,199

KVS Growth Opportunities Subaccount
   Qualified and Nonqualified........................................         5,662             8.264            46,795

KVS Growth and Income Subaccount
Qualified and Nonqualified...........................................         3,895             8.782            34,203

SCUDDER VARIABLE LIFE INVESTMENT FUND:

Scudder VLIF Global Discovery Subaccount (Class A Shares)
   Qualified and Nonqualified........................................         3,226            15.347            49,508

Scudder VLIF Growth and Income Subaccount (Class A Shares)
   Qualified and Nonqualified........................................         2,341             9.748            22,823

Scudder VLIF International Subaccount (Class A Shares)
   Qualified and Nonqualified........................................         4,655            11.574            53,882

Scudder VLIF Capital Growth Subaccount (Class A Shares)
   Qualified and Nonqualified........................................         1,959            12.826            25,129

Scudder VLIF 21st Century Growth Subaccount (Class A Shares)
   Qualified and Nonqualified........................................           508             8.188             4,161

THE ALGER AMERICAN FUND:

Alger American Leveraged AllCap Subaccount
   Qualified and Nonqualified........................................         4,158             9.773            40,635

Alger American Balanced Subaccount
   Qualified and Nonqualified........................................         1,292            10.588            13,678

DREYFUS INVESTMENT PORTFOLIOS:

Dreyfus MidCap Stock Subaccount
   Qualified and Nonqualified........................................         1,141            11.738            13,397

                                                                                                               Contract
                                                                             Number            Unit             Owners'
                                                                            of Units           Value            Equity
                                                                            --------           -----            ------
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.:

Dreyfus Socially Responsible Growth Subaccount
   Qualified and Nonqualified........................................           600             9.905             5,947

JANUS ASPEN SERIES:

Janus Aspen Growth Subaccount
   Qualified and Nonqualified........................................         8,631            14.290           123,340

Janus Aspen Growth and Income Subaccount
   Qualified and Nonqualified........................................         5,790            17.504           101,356

WARBURG PINCUS TRUST:

Warburg Pincus Emerging Markets Subaccount
   Qualified and Nonqualified........................................         1,034             9.639             9,972

Warburg Pincus Global Post-Venture Capital Subaccount
   Qualified and Nonqualified........................................           712            12.529             8,928
                                                                                                         --------------

      Total Kemper Destinations Contract Owners' Equity..............                                    $    1,162,249
                                                                                                         --------------

                       KEMPER ADVANTAGE III CONTRACTS

KEMPER VARIABLE SERIES:

Kemper Money Market Subaccount #1
   Flexible Payment, Qualified and Nonqualified......................         3,168     $       2.718    $        8,609
   Periodic Payment, Qualified and Nonqualified......................        21,264             2.571            54,665
                                                                                                         --------------
                                                                                                                 63,274
                                                                                                         --------------
Kemper Government Securities Subaccount
   Flexible Payment, Qualified and Nonqualified......................           894             2.002             1,790
   Periodic Payment, Qualified and Nonqualified......................        19,146             1.937            37,080
                                                                                                         --------------
                                                                                                                 38,870
                                                                                                         --------------
Kemper Investment Grade Bond Subaccount
   Flexible Payment, Qualified and Nonqualified......................           201             1.252               252
   Periodic Payment, Qualified and Nonqualified......................         3,764             1.235             4,650
                                                                                                         --------------
                                                                                                                  4,902
                                                                                                         --------------
Kemper Horizon 5 Subaccount
   Flexible Payment, Qualified and Nonqualified......................             2             1.353                 3
   Periodic Payment, Qualified and Nonqualified......................         1,103             1.335             1,472
                                                                                                         --------------
                                                                                                                  1,475
                                                                                                         --------------
Kemper High Yield Subaccount
   Flexible Payment, Qualified.......................................           128             5.825               746
   Flexible Payment, Nonqualified....................................           789             5.577             4,400
   Periodic Payment, Qualified.......................................        12,547             5.510            69,137
   Periodic Payment, Nonqualified....................................         5,398             5.368            28,976
                                                                                                         --------------
                                                                                                                103,259
                                                                                                         --------------
Kemper Horizon 10+ Subaccount
   Flexible Payment, Qualified and Nonqualified......................            16             1.425                23
   Periodic Payment, Qualified and Nonqualified......................         1,870             1.406             2,629
                                                                                                         --------------
                                                                                                                  2,652
                                                                                                         --------------

                                                                                                               Contract
                                                                            Number             Unit             Owners'
                                                                            of Units           Value             Equity
                                                                            --------           -----             ------
Kemper Total Return Subaccount
   Flexible Payment, Qualified.......................................           586             8.122             4,756
   Flexible Payment, Nonqualified....................................         2,366             7.520            17,790
   Periodic Payment, Qualified.......................................        51,400             7.683           394,923
   Periodic Payment, Nonqualified....................................         7,621             7.159            54,556
                                                                                                         --------------
                                                                                                                472,025
                                                                                                         --------------
Kemper Horizon 20+ Subaccount
   Flexible Payment, Qualified and Nonqualified......................            --             1.490                 0
   Periodic Payment, Qualified and Nonqualified......................         1,656             1.470             2,434
                                                                                                         --------------
                                                                                                                  2,434
                                                                                                         --------------
Kemper Value+Growth Subaccount
   Flexible Payment, Qualified and Nonqualified......................           106             1.847               196
   Periodic Payment, Qualified and Nonqualified......................         7,867             1.822            14,331
                                                                                                         --------------
                                                                                                                 14,527
                                                                                                         --------------
Kemper International Subaccount
   Flexible Payment, Qualified and Nonqualified......................           502             2.132             1,070
   Periodic Payment, Qualified and Nonqualified......................        30,766             2.076            63,878
                                                                                                         --------------
                                                                                                                 64,948
                                                                                                         --------------
Kemper Contrarian Value Subaccount
   Flexible Payment, Qualified and Nonqualified......................           109             1.817               198
   Periodic Payment, Qualified and Nonqualified......................        18,536             1.792            33,209
                                                                                                         --------------
                                                                                                                 33,407
                                                                                                         --------------
Kemper Small Cap Value Subaccount
   Flexible Payment, Qualified and Nonqualified......................            44             1.124                50
   Periodic Payment, Qualified and Nonqualified......................        10,748             1.108            11,911
                                                                                                         --------------
                                                                                                                 11,961
                                                                                                         --------------
Kemper Small Cap Growth Subaccount
   Flexible Payment, Qualified and Nonqualified......................           506             3.092             1,566
   Periodic Payment, Qualified and Nonqualified......................        39,469             3.032           119,662
                                                                                                         --------------
                                                                                                                121,228
                                                                                                         --------------
Kemper Growth Subaccount
   Flexible Payment, Qualified.......................................           128             7.901             1,011
   Flexible Payment, Nonqualified....................................           762             7.873             5,999
   Periodic Payment, Qualified.......................................        35,646             7.512           267,764
   Periodic Payment, Nonqualified....................................         5,596             7.501            41,976
                                                                                                         --------------
                                                                                                                316,750
                                                                                                         --------------
SCUDDER VARIABLE LIFE INVESTMENT FUND:

Scudder VLIF International Subaccount (Class A Shares)
   Flexible Payment, Qualified and Nonqualified......................             4            15.665                73
   Periodic Payment, Qualified and Nonqualified......................           289            15.588             4,514
                                                                                                         --------------
                                                                                                                  4,587
                                                                                                         --------------
Scudder VLIF Capital Growth Subaccount (Class A Shares)
   Flexible Payment, Qualified and Nonqualified......................             5            25.816               141
   Periodic Payment, Qualified and Nonqualified......................            76            25.689             1,965
                                                                                                         --------------
                                                                                                                  2,106
                                                                                                         --------------
THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.:

Dreyfus Socially Responsible Growth Subaccount
   Flexible Payment, Qualified and Nonqualified......................             1            35.379                38
   Periodic Payment, Qualified and Nonqualified......................           141            35.205             4,949
                                                                                                         --------------
                                                                                                                  4,987
                                                                                                         --------------

                                                                                                                Contract
                                                                               Number           Unit             Owners'
                                                                              of Units          Value            Equity
                                                                              --------          -----            ------
JANUS ASPEN SERIES:

Janus Aspen Growth Subaccount
   Flexible Payment, Qualified and Nonqualified......................            70            31.542             2,197
   Periodic Payment, Qualified and Nonqualified......................         5,149            31.050           159,885
                                                                                                         --------------
                                                                                                                162,082
                                                                                                         --------------

      Total Kemper Advantage III Contract Owners' Equity.............                                    $    1,425,474
                                                                                                         --------------
KEMPER PASSPORT CONTRACTS

KEMPER VARIABLE SERIES:

Kemper Money Market Subaccount #1
   Qualified and Nonqualified........................................        11,389     $       1.351    $       15,387

Kemper Money Market Subaccount #2
   Qualified and Nonqualified........................................           265             1.511               400

Kemper Government Securities Subaccount
   Qualified and Nonqualified........................................        10,677             1.565            16,711

Kemper Investment Grade Bond Subaccount
   Qualified and Nonqualified........................................         5,728             1.238             7,092

Kemper Global Income Subaccount
   Qualified and Nonqualified........................................           192             1.054               203

Kemper Horizon 5 Subaccount
   Qualified and Nonqualified........................................         2,676             1.338             3,580

Kemper High Yield Subaccount
   Qualified and Nonqualified........................................        26,379             1.717            45,287

Kemper Horizon 10+ Subaccount
   Qualified and Nonqualified........................................         4,303             1.409             6,063

Kemper Total Return Subaccount
   Qualified and Nonqualified........................................        36,660             2.090            76,629

Kemper Horizon 20+ Subaccount
   Qualified and Nonqualified........................................         2,872             1.473             4,230

Kemper Value+Growth Subaccount
   Qualified and Nonqualified........................................         9,990             1.826            18,241

Kemper Blue Chip Subaccount
   Qualified and Nonqualified........................................         8,904             1.400            12,469

Kemper International Subaccount
   Qualified and Nonqualified........................................        15,329             2.085            31,968

Kemper Contrarian Value Subaccount
   Qualified and Nonqualified........................................        15,188             1.796            27,274

                                                                                                                Contract
                                                                               Number           Unit             Owners'
                                                                              of Units          Value            Equity
                                                                              --------          -----            ------
Kemper Small Cap Value Subaccount
   Qualified and Nonqualified........................................         8,217             1.111             9,127

Kemper Small Cap Growth Subaccount
   Qualified and Nonqualified............................................     8,509             3.042            25,881

Kemper Growth Subaccount
   Qualified and Nonqualified............................................    31,434             2.543            79,949
                                                                                                         --------------

   Total Kemper Passport Contract Owners' Equity.........................                                $      380,491
                                                                                                         ==============

      FARMERS VARIABLE ANNUITIES I CONTRACTS

KEMPER VARIABLE SERIES:

Kemper Government Securities Subaccount
   Qualified and Nonqualified.............................................       75     $      10.856    $          814

Kemper High Yield
   Qualified and Nonqualified.............................................        2             9.160                18

Kemper Small Cap Growth Subaccount
   Qualified and Nonqualified.............................................       20            13.315               273

KVS Dreman High Return Equity Subaccount
   Qualified and Nonqualified.............................................       96            11.640             1,112

SCUDDER VARIABLE LIFE INVESTMENT FUND:

Scudder VLIF Growth and Income Subaccount (Class A Shares)
   Qualified and Nonqualified.............................................      127             9.938             1,258

Scudder VLIF International Subaccount (Class A Shares)
   Qualified..............................................................       18            11.611               205
                                                                                                         --------------

      Total Farmers Variable Annuities I Contract Owners'
        Equity............................................................                               $        3,680
                                                                                                         ==============

         ZURICH PREFERRED CONTRACTS

KEMPER VARIABLE SERIES:

Kemper Money Market Subaccount #1
   Qualified and Nonqualified.............................................   15,033     $       1.025    $       15,404

Kemper Government Securities Subaccount
   Qualified and Nonqualified.............................................        0             1.189                 0

Kemper Investment Grade Bond Subaccount
   Qualified and Nonqualified.............................................       10             1.138                11

Kemper High Yield Subaccount
   Qualified and Nonqualified.............................................       26             0.911                24

                                                                                                                Contract
                                                                             Number            Unit              Owners'
                                                                            of Units           Value             Equity
                                                                            --------           -----             ------
Kemper Total Return Subaccount
   Qualified and Nonqualified.............................................        7             2.575                18

Kemper Small Cap Growth Subaccount
   Qualified and Nonqualified.............................................       35             2.151                76

Kemper Growth Subaccount
   Qualified and Nonqualified.............................................        7             2.993                21

Kemper Technology Growth Subaccount
   Qualified and Nonqualified.............................................       19             1.379                26

SCUDDER VARIABLE LIFE INVESTMENT FUND:

Scudder VLIF International Subaccount (Class A Shares)
   Qualified and Nonqualified.............................................        1            14.172                13

Scudder VLIF Capital Growth Subaccount (Class A Shares)
   Qualified and Nonqualified.............................................        1            22.927                 9

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.:

Dreyfus Socially Responsible Growth Subaccount
   Qualified and Nonqualified.............................................        0            34.539                12

JANUS ASPEN SERIES:

Janus Aspen Growth Subaccount
   Qualified and Nonqualified.............................................        3            27.457                75

WARBURG PINCUS TRUST:

Warburg Pincus Emerging Markets Subaccount
   Qualified and Nonqualified.............................................        0             9.647                 5
                                                                                                         --------------

   Total Zurich Preferred Contract Owners' Equity.........................                               $       15,694
                                                                                                         --------------

Other Subaccounts.........................................................                               $    1,054,339
                                                                                                         --------------

           Total KILICO Variable Annuity Separate Account................                                $    4,041,927
                                                                                                         ==============

APPENDIX A

TABLE OF ADJUSTED ACCUMULATION UNIT VALUES
AND PERFORMANCE INFORMATION

The accumulation unit values are for the life of the Separate Account in its present organization as a unit investment trust and in its prior organization as several managed separate accounts based on current deductions and charges applicable to the Contracts. The Contracts will be initially offered __________, 2001. Values may have varied had assets actually been allocated to the Separate Account under the Contracts. The actual performance of underlying Portfolios and actual contract charges and Value Credit rider charges have been used to compute these hypothetical accumulation unit values.

ADJUSTED ACCUMULATION UNIT VALUES

                         Scudder Money Market Subaccount
                         -------------------------------


      Date      Unit Values without Value Credit, Unit Values with Value Credit,
      ----      --------------------------------  -----------------------------
                EEDB and GRIB                     EEDB and GRIB
                -------------                     -------------

      04/06/82  3.917783                          4.380056
      12/31/82  4.217549                          4.738196
      12/31/83  4.545882                          5.124343
      12/31/84  4.964218                          5.622459
      12/31/85  5.300227                          6.011149
      12/31/86  5.578299                          6.319224
      12/31/87  5.868986                          6.636209
      12/31/88  6.225555                          7.028438
      12/31/89  6.705735                          7.567206
      12/31/90  7.157234                          8.055367
      12/31/91  7.479610                          8.365046
      12/31/92  7.632664                          8.451507
      12/31/93  7.746165                          8.482869
      12/31/94  7.944147                          8.607763
      12/31/95  8.281432                          8.882303
      12/31/96  8.582423                          9.096568
      12/31/97  8.911182                          9.325441
      12/31/98  9.243726                          9.539436
      12/31/99  9.559020                          9.716020
      12/31/00 10.000000                         10.000000


                          Scudder Government Securities
                          -----------------------------
                                   Subaccount
                                   ----------


      Date      Unit Values without Value Credit,  Unit Values with Value
      ----      --------------------------------   ----------------------
                EEDB and GRIB                      Credit, EEDB and GRIB
                -------------                      ---------------------

      11/03/89   5.192828                           5.701647
      12/31/89   5.256462                           5.771502
      12/31/90   5.697165                           6.252033
      12/31/91   6.481095                           7.135559
      12/31/92   6.772642                           7.409652
      12/31/93   7.116033                           7.732981
      12/31/94   6.826381                           7.310697
      12/31/95   8.017426                           8.579297
      12/31/96   8.110558                           8.568213
      12/31/97   8.718159                           9.114268
      12/31/98   9.204279                           9.497430
      12/31/99   9.139980                           9.283414
      12/31/00  10.000000                          10.000000

                    Scudder Investment Grade Bond Subaccount
                    ----------------------------------------


      Date      Unit Values without Value Credit, Unit Values with Value Credit,
      ----      --------------------------------- ------------------------------
                EEDB and GRIB                     EEDB and GRIB
                -------------                     -------------


      05/01/96   8.125610                          8.663333
      12/31/96   8.339844                          8.824515
      12/31/97   8.970872                          9.390830
      12/31/98   9.551170                          9.867214
      12/31/99   9.225417                          9.371566
      12/31/00  10.000000                         10.000000


                       Scudder Strategic Income Subaccount
                       -----------------------------------

     Date      Unit Values without Value Credit,  Unit Values with Value Credit,
     ----      ---------------------------------  ------------------------------
               EEBD and GRIB                      EEDB and GRIB
               -------------                      -------------

     05/01/97      9.541095                       10.125320
     12/31/97      9.725689                       10.220474
     12/31/98     10.648431                       11.042357
     12/31/99      9.885141                       10.053047
     12/31/00     10.000000                       10.000000


                          Scudder High Yield Subaccount
                          -----------------------------


      Date      Unit Values without Value Credit, Unit Values with Value Credit,
      ----      --------------------------------- ------------------------------
                EEDB and GRIB                     EEDB and GRIB
                -------------                     -------------

      04/06/82     1.820854                        1.914681
      12/31/82     2.253011                        2.393508
      12/31/83     2.552769                        2.725545
      12/31/84     2.837870                        3.041422
      12/31/85     3.411280                        3.692333
      12/31/86     3.966126                        4.326825
      12/31/87     4.145559                        4.514199
      12/31/88     4.742373                        5.194379
      12/31/89     4.619149                        5.012200
      12/31/90     3.850480                        4.096179
      12/31/91     5.778853                        6.293544
      12/31/92     6.718749                        7.345193
      12/31/93     7.960517                        8.740610
      12/31/94     7.674700                        8.292313
      12/31/95     8.893250                        9.589918
      12/31/96    10.007780                       10.713908
      12/31/97    11.018946                       11.659393
      12/31/98    11.023529                       11.446680
      12/31/99    11.104413                       11.316844
      12/31/00    10.000000                       10.000000


                         Scudder Total Return Subaccount
                         -------------------------------

      Date      Unit Values without Value Credit, Unit Values with Value Credit,
      ----      --------------------------------- ------------------------------
                EEDB and GRIB                     EEDB and GRIB
                -------------                     -------------

      04/06/82   1.304623                         1.352096
      04/06/82   1.304623                         1.352096
      12/31/82   1.610971                         1.681549

         12/31/83    1.871509                              1.962725
         12/31/84    1.756568                              1.832480
         12/31/85    2.229233                              2.345924
         12/31/86    2.533823                              2.676360

         12/31/87    2.516697                              2.647972
         12/31/88    2.783072                              2.932843
         12/31/89    3.407767                              3.617024
         12/31/90    3.532773                              3.738516
         12/31/91    4.812976                              5.164758
         12/31/92    4.829245                              5.144616
         12/31/93    5.344928                              5.685638
         12/31/94    4.771254                              5.002905
         12/31/95    5.933985                              6.236274
         12/31/96    6.837553                              7.159964
         12/31/97    8.094656                              8.435026
         12/31/98    9.195417                              9.487995
         12/31/99   10.413796                             10.600403
         12/31/00   10.000000                             10.000000



                    SVS Focus Value and Growth Subaccount

         Date       Unit Values without Value Credit,     Unit Values with Value
         ----       ---------------------------------     ----------------------
                    EEDB and GRIB                         Credit, EEDB and GRIB
                    -------------                         ---------------------

         05/01/96    5.503314                              5.744815
         12/31/96    6.252346                              6.520846
         12/31/97    7.742708                              8.053556
         12/31/98    9.181012                              9.472660
         12/31/99   10.551957                             10.743594
         12/31/00   10.000000                             10.000000





                             Scudder Blue Chip Subaccount
                             ----------------------------

         Date       Unit Values without Value             Unit Values with Value
         ----       -------------------------             ----------------------
                    Credit, EEDB and GRIB                 Credit, EEDB and GRIB
                    ---------------------                 ---------------------

         05/01/97    7.168403                              7.493241
         12/31/97    7.926915                              8.252539
         12/31/98    8.905169                              9.179014
         12/31/99   11.003894                             11.212356
         12/31/00   10.000000                             10.000000




                                  Scudder International Research Subaccount
                                  -----------------------------------------

         Date       Unit Values without Value             Unit Values with Value
         ----       -------------------------             ----------------------
                    Credit, EEDB and GRIB                 Credit, EEDB and GRIB
                    ---------------------                ---------------------

         01/06/92    4.836944                              5.191729
         12/31/92    4.738860                              5.042167
         12/31/93    6.217127                              6.682951
         12/31/94    5.912656                              6.272577
         12/31/95    6.584536                              6.958829
         12/31/96    7.568988                              7.966069
         12/31/97    8.174304                              8.521549
         12/31/98    8.872057                              9.144115
         12/31/99   12.755673                             13.036780
         12/31/00   10.000000                             10.000000

                      Scudder Contrarian Value Subaccount
                      -----------------------------------

   Date             Unit Values without Value      Unit Values with Value
   ----             -------------------------      ----------------------
                    Credit, EEDB and GRIB          Credit, EEDB and GRIB
                    ---------------------          ---------------------

   05/01/96         5.595978                       5.845864
   12/31/96         6.510962                       6.802652
   12/31/97         8.379702                       8.745008
   12/31/98         9.860358                      10.197555
   12/31/99         8.730295                       8.861067
   12/31/00        10.000000                      10.000000

                       Scudder Small Cap Value Subaccount
                       ----------------------------------

   Date             Unit Values without Value      Unit Values with Value
   ----             -------------------------      ----------------------
                    Credit, EEDB and GRIB          Credit, EEDB and GRIB
                    ---------------------          ---------------------

   05/01/96         9.060894                       9.734660
   12/31/96         9.144787                       9.730818
   12/31/97        10.985873                      11.622370
   12/31/98         9.611861                       9.932001
   12/31/99         9.744622                       9.907830
   12/31/00        10.000000                      10.000000

                           Scudder Small Cap Growth Subaccount
                           -----------------------------------

   Date             Unit Values without Value      Unit Values with Value
   ----             -------------------------      ----------------------
                    Credit, EEDB and GRIB          Credit, EEDB and GRIB
                    ---------------------          ---------------------

   05/02/94         3.305539                       3.426854
   12/31/94         3.406147                       3.522587
   12/31/95         4.340800                       4.500377
   12/31/96         5.528813                       5.737728
   12/31/97         7.324688                       7.602276
   12/31/98         8.554912                       8.807591
   12/31/99        11.357800                      11.580134
   12/31/00        10.000000                      10.000000

                           Scudder Growth Subaccount
                           -------------------------

   Date             Unit Values without Value      Unit Values with Value
   ----             -------------------------      ----------------------
                    Credit, EEDB and GRIB          Credit, EEDB and GRIB
                    ---------------------          ---------------------

   12/09/93         1.334212                       4.586383
   12/31/93         4.563171                       4.809210
   12/31/94         4.321126                       4.510264
   12/31/95         5.673922                       5.949680
   12/31/96         6.810879                       7.130720
   12/31/97         8.156175                       8.501849
   12/31/98         9.262103                       9.559008
   12/31/99        12.530234                      12.801387
   12/31/00        10.000000                      10.000000

                           Scudder Aggressive Growth Subaccount
                           ------------------------------------

  Date              Unit Values without Value      Unit Values with Value
  ----              -------------------------      ----------------------
                    Credit, EEDB and GRIB          Credit, EEDB and GRIB
                    ---------------------          ---------------------

         05/03/99     7.697543                             7.867176
         12/31/99    10.669511                            10.865678
         12/31/00    10.000000                            10.000000


                                      Scudder Technology Growth Subaccount
                                      ------------------------------------

         Date        Unit Values without Value    Unit Values with Value Credit,
         ----        -------------------------    -----------------------------
                     Credit, EEDB and GRIB        EEDB and GRIB
                     ---------------------        -------------

         05/03/99    13.674869                            14.218634
         12/31/99     7.747222                             7.850027
         12/31/00    10.000000                            10.000000

                                      Scudder Global Blue Chip Subaccount
                                      -----------------------------------

         Date        Unit Values without Value    Unit Values with Value Credit,
         ----        -------------------------    -----------------------------
                     Credit, EEDB and GRIB        EEDB and GRIB
                     ---------------------        -------------

         06/01/98     8.311621                             8.622201
         12/31/98     8.397012                             8.640809
         12/31/99    10.492596                            10.682253
         12/31/00    10.000000                            10.000000

                             Scudder New Europe Subaccount
                             -----------------------------


         Date        Unit Values without Value    Unit Values with Value Credit,
         ----        -------------------------    -----------------------------
                     Credit, EEDB and GRIB        EEDB and GRIB
                     ---------------------        -------------

         06/01/98    10.519386                            11.021862
         12/31/98     9.604129                             9.924396
         12/31/99    10.806498                            11.007782
         12/31/00    10.000000                            10.000000

                                      SVS Dreman High Return Equity Subaccount
                                      ----------------------------------------

         Date        Unit Values without Value    Unit Values with Value Credit,
         ----        -------------------------    -----------------------------
                     Credit, EEDB and GRIB        EEDB and GRIB
                     ---------------------        -------------

         06/01/98     8.452307                             8.773693
         12/31/98     8.867124                             9.139426
         12/31/99     7.768960                             7.872450
         12/31/00    10.000000                            10.000000

                                      SVS Dreman Financial Services Subaccount
                                      ----------------------------------------

         Date        Unit Values without Value    Unit Values with Value Credit,
         ----        -------------------------    -----------------------------
                     Credit, EEDB and GRIB        EEDB and GRIB
                     ---------------------        -------------

         06/01/98     8.525520                             8.852606
         12/31/98     8.524186                             8.775534
         12/31/99     7.981557                             8.090828
         12/31/00    10.000000                            10.000000

                                SVS Index 500 Subaccount
                                ------------------------

         Date        Unit Values without Value    Unit Values with Value Credit,
         ----        -------------------------    -----------------------------
                     Credit, EEDB and GRIB        EEDB and GRIB
                     ---------------------        -------------

         09/10/99    10.323910                            10.569225
         12/31/99    11.258271                            11.476906
         12/31/00    10.000000                            10.000000

                                   SVS Focused Large Cap Growth Subaccount
                                   ---------------------------------------

     Date           Unit Values without Value     Unit Values with Value Credit,
     ----           -------------------------     -----------------------------
                    Credit, EEDB and GRIB         EEDB and GRIB
                    ---------------------         -------------

     10/29/99        8.743863                      8.898072
     12/31/99       11.145893                     11.360144
     12/31/00       10.000000                     10.000000

                                       SVS Growth Opportunities Subaccount
                                       -----------------------------------

     Date           Unit Values without Value     Unit Values with Value Credit,
     ----           -------------------------     -----------------------------
                    Credit, EEDB and GRIB         EEDB and GRIB
                    ---------------------         -------------

     10/29/99                                     10.052258
     12/31/99                                     11.674130
     12/31/00       10.000000                     10.000000

                                       SVS Growth And Income Subaccount
                                       --------------------------------

     Date           Unit Values without Value     Unit Values with Value Credit,
     ----           -------------------------     -----------------------------
                    Credit, EEDB and GRIB         EEDB and GRIB
                    ---------------------         -------------

     10/29/99                                      9.929035
     12/31/99                                     11.380217
     12/31/00       10.000000                     10.000000


                                     Scudder Global Discovery Subaccount
                                     -----------------------------------

     Date           Unit Values without Value     Unit Values with Value Credit,
     ----           -------------------------     -----------------------------
                    Credit, EEDB and GRIB         EEDB and GRIB
                    ---------------------         -------------

     06/01/98        6.516058                      6.705415
     12/31/98        6.544077                      6.691208
     12/31/99       10.706124                     10.903652
     12/31/00       10.000000                     10.000000

                                    Scudder Growth and Income Subaccount
                                    ------------------------------------

     Date           Unit Values without Value     Unit Values with Value Credit,
     ----           -------------------------     -----------------------------
                    Credit, EEDB and GRIB         EEDB and GRIB
                    ---------------------         -------------

     06/01/98       10.258944                     10.736282
     12/31/98        9.900670                     10.241370
     12/31/99       10.357707                     10.542476
     12/31/00       10.000000                     10.000000

                                      Scudder International Subaccount
                                      --------------------------------

     Date           Unit Values without Value     Unit Values with Value Credit,
     ----           -------------------------     -----------------------------
                    Credit, EEDB and GRIB         EEDB and GRIB
                    ---------------------         -------------

     06/01/98        8.639861                      8.975952
     12/31/98        8.499054                      8.748901
     12/31/99       12.951106                     13.241282
     12/31/00       10.000000                     10.000000

                                     Scudder Capital Growth Subaccount
                                     ---------------------------------

     Date           Unit Values without Value     Unit Values with Value Credit,
     ----           -------------------------     -----------------------------
                    Credit, EEDB and GRIB         EEDB and GRIB
                    ---------------------         -------------

     06/01/98        7.796568                      8.069218
     12/31/98        8.438548                      8.684799
     12/31/99       11.254469                     11.472955

     12/31/00    10.000000                        10.000000

                     Scudder Century Growth Subaccount
                     --------------------------------------



     Date       Unit Values without Value Credit, Unit Values with Value Credit,
     ----       --------------------------------  ------------------------------
                EEDB and GRIB                     EEDB and GRIB
                -------------                     -------------

     5/3/99                                        7.643169
     12/31/99                                     13.395925
     12/31/00    10.000000                        10.000000

                   Alger American Leveraged AllCap Subaccount
                   ------------------------------------------

     Date       Unit Values without Value Credit, Unit Values with Value Credit,
     ----       --------------------------------  ------------------------------
                EEDB and GRIB                     EEDB and GRIB
                -------------                     -------------

     11/01/99   10.240005                         10.452142
     12/31/99   13.489680                         13.804785
     12/31/00   10.000000                         10.000000


                       Alger American Balanced Subaccount
                       ----------------------------------

     Date       Unit Values without Value Credit, Unit Values with Value Credit,
     ----       --------------------------------  ------------------------------
                EEDB and GRIB                     EEDB and GRIB
                -------------                     -------------

     11/01/99    9.486221                          9.667999
     12/31/99   10.427951                         10.615258
     12/31/00   10.000000                         10.000000



              MidCap Stock ("Dreyfus I.P. MidCap Stock") Subaccount
              -----------------------------------------------------

      Date      Unit Values without Value Credit, Unit Values with Value Credit,
      ----      --------------------------------  ------------------------------
                EEDB and GRIB                     EEDB and GRIB
                -------------                     -------------

      11/01/99   8.548148                          8.695473
      12/31/99   9.364461                          9.515235
      12/31/00  10.000000                         10.000000


            Dreyfus Socially Responsible Growth Fund, Inc. Subaccount
            ---------------------------------------------------------

      Date      Unit Values without Value Credit, Unit Values with Value Credit,
      ----      --------------------------------  ------------------------------
                EEDB and GRIB                     EEDB and GRIB
                -------------                     -------------

      05/03/99   9.582879                          9.765548
      12/31/99  11.397552                         11.621684
      12/31/00  10.000000                         10.000000


         Credit Suisse Warburg Pincus Trust-Emerging Markets Subaccount
         --------------------------------------------------------------

      Date      Unit Values without Value Credit, Unit Values with Value Credit,
      ----      --------------------------------  ------------------------------
                EEDB and GRIB                     EEDB and GRIB
                -------------                     -------------

      06/01/98  10.358506                         10.845374
      12/31/98   8.280791                          8.517791
      12/31/99  14.814565                         15.195480
      12/31/00  10.000000                         10.000000

   Credit Suisse Warburg Pincus Trust-Global Post-Venture Capital Subaccount
   -------------------------------------------------------------------------

     Date      Unit Values without Value Credit,  Unit Values with Value Credit,
     ----      --------------------------------   ------------------------------
               EEDB and GRIB                      EEDB and GRIB
               -------------                      -------------

     06/01/98   7.981469                           8.267441
     12/31/98   7.758040                           7.965687
     12/31/99  12.509372                          12.779884
     12/31/00  10.000000                          10.000000

                               PERFORMANCE FIGURES
                            (as of December 31, 2000)
        (Standardized and Non-Standardized without any optional benefit)


                                                                                                                        AVERAGE
                                                                                                                        ANNUAL
                                                                                                  TOTAL RETURN(1)       TOTAL
                                                                                                (Non-Standardized)     RETURN(2)
                                                                 Year to                        ------------------   Standardized
                                                                   Date                    Cumulative                ------------
                                                                    (%)       Ending          (%)       Annualized    Annualized
                                                                 Return(3)    Value(4)       Return     (%) Return    (%) Return
                                                                 ---------    --------       ------     ----------    ----------
Scudder Contrarian Value Subaccount .........................      14.54
   Life of Subaccount (from 05/01/96) .......................                  17,870         78.70        13.25         12.06
   Life of Portfolio (from 05/01/96) ........................                  17,870         78.70        13.25         12.06
   Three Years ..............................................                  11,934         19.34         6.07          4.34
   One Year .................................................                  11,454         14.54        14.54          7.21
SVS Focus Value+Growth Subaccount ...........................      -5.23
   Life of Subaccount (from 05/01/96) .......................                  18,171         81.71        13.66         12.46
   Life of Portfolio (from 05/01/96) ........................                  18,171         81.71        13.66         12.46
   Three Years ..............................................                  12,915         29.15         8.90          7.14
   One Year .................................................                   9,477         -5.23        -5.23        -11.32
Scudder Money Market Subaccount #1(7) .......................       4.61
   Life of Subaccount (from 04/06/82) .......................                  25,525        155.25         5.13          5.08
   Life of Portfolio (from 04/06/82) ........................                  25,525        155.25         5.13          5.08
   Ten Years ................................................                  13,972         39.72         3.40          3.31
   Five Years ...............................................                  12,075         20.75         3.84          2.98
   Three Years ..............................................                  11,222         12.22         3.92          2.22
   One Year .................................................                  10,461          4.61         4.61         -2.10
Scudder High Yield Subaccount (6) ...........................      -9.95
   Life of Subaccount (from 04/06/82) .......................                  54,919        449.19         9.52          9.12
   Life of Portfolio (from 04/06/82) ........................                  54,919        449.19         9.52          9.12
   Ten Years ................................................                  25,971        159.71        10.01          9.96
   Five Years ...............................................                  11,244         12.44         2.37          1.51
   Three Years ..............................................                   9,075         -9.25        -3.18         -4.79
   One Year .................................................                   9,005         -9.95        -9.95         -15.74
Scudder Government Securities Subaccount ....................       9.41
   Life of Subaccount (from 11/03/89) .......................                  19,257         92.57         6.05          5.99
   Life of Portfolio (from 09/03/87) ........................                  21,919        119.19         6.06          6.01
   Ten Years ................................................                  17,553         75.53         5.79          5.71
   Five Years ...............................................                  12,473         24.73         4.52          3.65
   Three Years ..............................................                  11,470         14.70         4.68          2.97
   One Year .................................................                  10,941          9.41         9.41          2.40
Scudder Investment Grade Bond Subaccount ....................       8.40
   Life of Subaccount (from 05/01/96) .......................                  12,307         23.07         4.55          3.42
   Life of Portfolio (from 05/01/96) ........................                  12,307         23.07         4.55          3.42
   Three Years ..............................................                  11,147         11.47         3.69          1.99
   One Year .................................................                  10,840          8.40         8.40          1.45

  The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page ___for additional information.

                                                                                                                        AVERAGE
                                                                                                                        ANNUAL
                                                                                                  TOTAL RETURN(1)       TOTAL
                                                                                                (Non-Standardized)     RETURN(2)
                                                                 Year to                        ------------------   Standardized
                                                                   Date                    Cumulative                ------------
                                                                    (%)       Ending          (%)       Annualized    Annualized
                                                                 Return(3)    Value(4)       Return     (%) Return    (%) Return
                                                                 ---------    --------       ------     ----------    ----------
Scudder Growth Subaccount ....................................    -20.19
   Life of Subaccount (from 12/09/83) ........................                 74,951         649.51        12.53        12.52
   Life of Portfolio (from 12/09/83) .........................                 74,951         649.51        12.53        12.52
   Ten Years .................................................                 39,940         299.40        14.85        14.82
   Five Years ................................................                 17,624          76.24        12.00        11.10
   Three Years ...............................................                 12,261          22.61         7.03         5.29
   One Year ..................................................                  7,981         -20.19       -20.19       -25.34
Scudder Blue Chip Subaccount .................................     -9.12
   Life of Subaccount (from 05/01/97) ........................                 13,950          39.50         9.51         8.04
   Life of Portfolio (from 05/01/97) .........................                 13,950          39.50         9.51         8.04
   One Year ..................................................                  9,088          -9.12        -9.12       -14.97
Scudder Capital Growth Subaccount ............................    -11.15
   Life of Subaccount (from 06/01/98) ........................                 12,440          24.40         8.53         7.32
   Life of Portfolio (from 07/16/85) .........................                 75,683         656.83        13.98        13.96
   Ten Years .................................................                 44,463         344.63        16.09        16.06
   Five Years ................................................                 22,840         128.40        17.96        17.04
   Three Years ...............................................                 14,401          44.01        12.93        11.11
   One Year ..................................................                  8,885         -11.15       -11.15       -16.86
Credit Suisse Warburg Pincus Trust-Global Post-Venture            -20.06
Capital Subaccount ...........................................
                                                                                                                          3.46
   Life of Subaccount (from 06/01/98) ........................                 11,608          15.76         5.64         3.46
   Life of Portfolio (from 09/30/96) .........................                 14,718          47.18         9.52         8.25
   Three Years ...............................................                 13,539          35.39        10.63         8.84
   One Year ..................................................                  7,994         -20.06       -20.06       -25.22
 SVS Dreman High Return Equity Subaccount ....................     28.72
   Life of Subaccount (from 06/01/98) ........................                 11,494          14.94         5.38         3.09
   Life of Portfolio (from 05/01/98) .........................                 11,494          14.94         5.38         3.09
   One Year ..................................................                 12,872          28.72        28.72        20.49
 SVS Dreman Financial Services Subaccount ....................     25.29
   Life of Subaccount (from 06/01/98) ........................                 11,367          13.67         4.94         2.66
   Life of Portfolio (from 05/01/98) .........................                 11,367          13.67         4.94         2.66
   One Year ..................................................                 12,529          25.29        25.29        17.28
Scudder Small Cap Growth Subaccount ..........................    -11.95
   Life of Subaccount (from 05/02/94) ........................                 30,252         202.52        18.07        17.04
   Life of Portfolio (from 05/02/94) .........................                 30,252         202.52        18.07        17.04
   Five Years ................................................                 23,037         130.37        18.16        17.24
   Three Years ...............................................                 13,652          36.52        10.94         9.15
   One Year ..................................................                  8,805         -11.95       -11.95       -17.62
Scudder Small Cap Value Subaccount ...........................      2.62
   Life of Subaccount (from 05/01/96) ........................                 11,036          10.36         2.14         1.02
   Life of Portfolio (from 05/01/96) .........................                 11,036          10.36         2.14         1.02
   Three Years ...............................................                  9,103          -8.97        -3.09        -4.69
   One Year ..................................................                 10,262           2.62         2.62        -3.96

  The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page ___for additional information.

                                                                                                                      AVERAGE
                                                                                                                       ANNUAL
                                                                                             TOTAL RETURN(1)           TOTAL
                                                                                           (Non-Standardized)         RETURN(2)
                                                                                            ----------------
                                                             Year to Date               Cumulative                Standardized
                                                                                                                  -------------
                                                                (%)          Ending        (%)         Annualized    Annualized
                                                             Return(3)       Value(4)     Return       (%) Return    (%) Return
                                                             ---------       --------     ------       ----------    ----------
Scudder International Research Subaccount(5) ..............      -21.60
   Life of Subaccount (from 01/06/92)......................                     20,674       106.74          8.42          8.35
   Life of Portfolio (from 01/06/92) ......................                     20,674       106.74          8.42          8.35
   Five Years .............................................                     15,187        51.87          8.72          7.83
   Three Years ............................................                     12,233        22.33          6.95          5.21
   One Year ...............................................                      7,840       -21.60        -21.60        -26.66
Scudder Strategic Income Subaccount .......................        1.16
   Life of Subaccount (from 05/01/97)......................                     10,481         4.81          1.29         -0.09
   Life of Portfolio (from 05/01/97) ......................                     10,481         4.81          1.29         -0.09
   One Year ...............................................                     10,116         1.16          1.16         -5.33
Scudder Global Discovery Subaccount .......................       -6.60
   Life of Subaccount (from 06/01/98) .....................                     14,719        47.19         15.60         13.12
   Life of Portfolio (from 05/01/96) ......................                     20,329       103.29         16.42         15.21
   Three Year .............................................                     17,548        75.48         20.62         18.70
   One Year ...............................................                      9,340        -6.60         -6.60        -12.60
Scudder International Subaccount ..........................      -22.79
   Life of Subaccount (from 06/01/98) .....................                     11,746        17.46          6.22         3.092
   Life of Portfolio (from 05/01/87) ......................                     32,309       223.09          8.96          8.91
   Ten Years ..............................................                     25,610       156.10          9.86          9.81
   Five Years .............................................                     16,738        67.38         10.85          9.96
   Three Years ............................................                     13,749        37.49         11.20          9.40
   One Year ...............................................                      7,721       -22.79        -22.79        -27.77
Scudder New Europe Subaccount (5) .........................       -7.46
   Life of Subaccount (from 06/01/98)......................                      9,406        -5.94         -2.28         -4.43
   Life of Portfolio (from 05/01/98) ......................                      9,406        -5.94         -2.28         -4.43
   One Year ...............................................                      9,254        -7.46         -7.46        -13.41
Scudder Global Blue Chip Subaccount .......................       -4.69
   Life of Subaccount (from 06/01/98)......................                     11,552        15.52          5.59          3.66
   Life of Portfolio (from 05/01/98) ......................                     11,552        15.52  5.59                  3.66
   One Year ...............................................                      9,530        -4.69         -4.69        -10.82
Credit Suisse Warburg Pincus Trust-Emerging Markets
Subaccount ................................................      -32.50
   Life of Subaccount (from 06/01/98)......................                      8,555       -14.77         -5.82         -8.98
   Life of Portfolio (from 12/31/97) ......................                      9,849        -1.51         -0.51         -2.15
   One Year ...............................................                      6,750       -32.50        -32.50        -36.87
Scudder Total Return Subaccount(16) .......................       -3.97
   Life of Subaccount (from 04/06/82)......................                     76,650       666.50         11.49         11.47
   Life of Portfolio (from 04/06/82) ......................                     76,650       666.50         11.49         11.47
   Ten Years ..............................................                     28,306       182.46         10.94         10.92
   Five Years .............................................                     16,852        68.52         11.00         10.11
   Three Years ............................................                     12,354        23.54          7.30          5.56
   One Year ...............................................                      9,603        -3.97         -3.97        -10.14

     The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page ___ for additional information.

                                                                                                                     AVERAGE
                                                                                                                      ANNUAL
                                                                                           TOTAL RETURN(1)           TOTAL
                                                                                           (Non-Standardized)       RETURN(2)
                                                                                            ----------------
                                                            Year to Date                Cumulative                 Standardized
                                                                                                                   ------------
                                                                (%)         Ending         (%)        Annualized    Annualized
                                                             Return(3)     Value(4)       Return      (%) Return    (%) Return
                                                             ---------     --------       ------       ---------    ----------
Scudder  Growth and Income Subaccount ...................          -3.45
   Life of Subaccount (from 06/01/98) ...................                       9,477         -5.23         -1.99         -4.14
   Life of Portfolio (from 05/02/94) ....................                      22,290        122.90         12.78         12.25
   Five Years ...........................................                   16,505,10         65.05         10.54          9.65
   Three Years ..........................................                      10,648          6.48          2.11          0.44
   One Year .............................................                       9,655         -3.45         -3.45         -9.66
Alger American Leveraged AllCap Subaccount ..............         -25.87
   Life of Subaccount (from 11/01/99) ...................                      45,464        354.64         29.07         28.44
   Life of Portfolio (from 01/24/95) ....................                      45,464        354.64         29.07         28.44
   Three Years ..........................................                      20,263        102.63         26.54         24.54
   One Year .............................................                       7,413        -25.87        -25.87        -30.66
Alger American Balanced Subaccount ......................          -4.10
   Life of Subaccount (from 11/01/99) ...................                      30,981        209.81         10.50         10.46
   Life of Portfolio (from 09/05/89) ....................                      30,981        209.81         10.50         10.46
   Ten Years ............................................                      28,855        188.55         11.18         11.13
   Five Years ...........................................                      20,345        103.45         15.26         14.35
   Three Years ..........................................                      15,849         58.49         16.59         14.73
   One Year .............................................                       9,590         -4.10         -4.10        -10.27
Dreyfus Socially Responsible Growth Subaccount ..........         -12.38
   Life of Subaccount (from 05/03/99) ...................                      10,435          4.15          2.48         16.55
   Life of Portfolio (from 10/07/93) ....................                      30,910        208.23         16.84         16.55
   Five Years ...........................................                      21,746        116.86         16.74         15.89
   Three Years ..........................................                      14,362         43.26         12.73         11.01
   One Year .............................................                       8,774        -12.38        -12.38        -17.91
(Dreyfus) MidCap Stock Subaccount .......................           6.79
   Life of Subaccount (from 11/01/99) ...................                      11,242         12.42          4.49          2.22
   Life of Portfolio (from 05/01/98) ....................                      11,242         12.42          4.49          2.22
   One Year .............................................                      10,679          6.79          6.79         -0.06
Scudder Aggressive Growth Subaccount ....................          -6.27
   Life of Subaccount (from 05/03/99) ...................                      10,001          0.01          0.01        -12.30
   Life of Portfolio (from 05/01/99) ....................                      10,001          0.01          0.01        -12.30

     The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page __ for additional information.

                                                                                                                     AVERAGE
                                                                                             TOTAL RETURN(1)          ANNUAL
                                                                                            (Non-Standardized)         TOTAL
                                                                                            -----------------         RETURN(2)
                                                            Year to Date                 Cumulative                 Standardized
                                                                                                                    ------------
                                                                (%)          Ending         (%)        Annualized   Annualized
                                                             Return(3)      Value(4)       Return      (%) Return   (%) Return
                                                             ---------      --------       ------      ----------   ----------
Scudder Technology Growth Subaccount ...................    29.08
   Life of Subaccount (from 05/03/99) ..................                     7,313         -26.87        -17.18        20.83
   Life of Portfolio (from 05/01/99) ...................                     7,313         -26.87        -17.18        20.83
 SVS Index 500 Subaccount ..............................   -11.18
   Life of Subaccount (from 09/10/99) ..................                     9,686          -3.14         -2.37        -7.16
   Life of Portfolio (from 09/01/99) ...................                     9,686          -3.14         -2.37        -7.16
 SVS Focused Large Cap Growth Subaccount ...............   -10.28
   Life of Subaccount (from 10/29/99) ..................                    11,437          14.37         12.16       -16.05
   Life of Portfolio (from 10/29/99) ...................                    11,437          14.37         12.16       -16.05
 SVS Growth Opportunities ..............................   -12.65
   Life of Subaccount (from _______) ...................                    10,146           1.46          1.25        -4.35
   Life of Portfolio (from ________) ...................                    10,146           1.46          1.25        -4.35
   One Year ............................................                     8,735         -12.65        -12.65       -18.27
 SVS Growth And Income .................................   -10.58
   Life of Subaccount (from _______) ...................                    10,270           2.56          2.18        -3.35
   Life of Portfolio (from ________) ...................                    10,270           2.56          2.18        -3.35
   One Year ............................................                     8,956         -10.56        -10.56       -16.20
Scudder  21st Century Growth ...........................   -23.66
   Life of Subaccount (from _______) ...................                    13,364          33.64         19.08        14.40
   Life of Portfolio (from ________) ...................                    13,364          33.64         19.08        14.40
   One Year ............................................                     7,634         -23.66        -23.66       -28.59

The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page __ for additional information.

                           PERFORMANCE FIGURES--NOTES

*  N/A Not Applicable

(1) The Non-Standardized Total Return figures quoted are based on a hypothetical $10,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract except for the Withdrawal Charge and any charge for applicable premium taxes which may be imposed in certain states. The Nonstandardized Total Return figures do not reflect the current charge for the optional Value Credit, the optional Earnings Enhanced Death Benefit and the optional Guaranteed Retirement Income Benefit. If such charges were reflected, Nonstandardized Total Return would be lower.

(2) The Standardized Average Annual Total Return figures quoted are based on a hypothetical $1,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract including the applicable Withdrawal Charge that may be imposed at the end of the quoted period. The Standardized Average Annual Total Return figures do not reflect the current charge for the optional Value Credit, the optional Earnings Enhanced Death Benefit and the optional Guaranteed Retirement Income Benefit. If such charges were reflected, Standardized Average Annual Total Return would be lower. Premium taxes are not reflected.

(3) The Year to Date percentage return figures quoted are based on the change in unit values.

(4) The Ending Values quoted are based on a $10,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract except for the Withdrawal Charge and any charge for applicable premium taxes which may be imposed in certain states.

(5) There are special risks associated with investing in non-U.S. companies, including fluctuating foreign currency exchange rates, foreign governmental regulations and differing degrees of liquidity that may adversely affect portfolio securities.

(6) The high yield potential offered by these Subaccounts reflect the substantial risks associated with investments in high-yield bonds.

(7) An investment in the Scudder Money Market Subaccount is neither insured nor guaranteed by the U.S. government. There can be no assurance that the Scudder Money Market Portfolio will be able to maintain a stable net asset value of $1.00 per share. Scudder Money Market Subaccount #2 is not shown because it is available only for dollar cost averaging that will deplete your Subaccount Value entirely at least by the end of the first Contribution Year.

                               PERFORMANCE FIGURES
                            (as of December 31, 2000)
  (Standardized and Non-Standardized with Value Credit, EEDB and GRIB Features)

                                                                                                                      AVERAGE
                                                                                                                      ANNUAL
                                                                                            TOTAL RETURN(1)            TOTAL
                                                                                           (Non-Standardized)        RETURN(2)
                                                                                            ----------------
                                                                                        Cumulative                  Standardized
                                                           Year to                                                  ------------
                                                            Date
                                                             (%)          Ending            (%)        Annualized   Annualized
                                                          Return(3)      Value(4)         Return       (%) Return   (%) Return
                                                          ---------      --------         ------       ----------   ----------
Scudder Contrarian Value Subaccount..................      6.30
   Life of Subaccount (from 05/01/96)................                     16,833           68.33           11.81        11.73
   Life of Portfolio (from 05/01/96).................                     16,833           68.33           11.81        11.73
   Three Years.......................................                     10,772            7.72            2.51         2.39
   One Year..........................................                     10,630            6.30            6.30         6.18
SVS Focus Value+Growth Subaccount....................    -12.32
   Life of Subaccount (from 05/01/96)................                     17,116           71.16           12.21        12.13
   Life of Portfolio (from 05/01/96).................                     17,116           71.16           12.21        12.13
   Three Years.......................................                     11,696           16.96            5.36         5.25
   One Year..........................................                      8,768          -12.32          -12.32       -12.44
Scudder Money Market Subaccount #1(7)................     -3.05
   Life of Subaccount (from 04/06/82)................                     27,629          176.29            5.57         5.53
   Life of Portfolio (from 04/06/82).................                     27,629          176.29            5.57         5.53
   Ten Years.........................................                     13,174           31.74            2.79         2.70
   Five Years........................................                     10,923            9.23            1.78         1.67
   Three Years.......................................                     10,101            1.01            0.34         0.22
   One Year..........................................                     9,695            -3.05           -3.05        -3.17
Scudder High Yield Subaccount(6).....................    -16.76
   Life of Subaccount (from 04/06/82)................                     59,446          494.46            9.99         9.97
   Life of Portfolio (from 04/06/82).................                     59,446          494.46            9.99         9.97
   Ten Years.........................................                     25,907          159.07            9.99         9.94
   Five Years........................................                     9,918            -0.82           -0.16         0.11
   Three Years.......................................                     8,079           -19.21           -6.86        -7.00
   One Year..........................................                     8,324           -16.76          -16.76       -16.88
Scudder Government Securities Subaccount.............      1.47
   Life of Subaccount (from 11/03/89)................                     20,436          104.36            6.62         6.56
   Life of Portfolio (from 09/03/87).................                     23,261          132.61            6.54         6.48
   Ten Years.........................................                     16,974           69.74            5.43         5.36
   Five Years........................................                     11,308           13.08            2.49         2.38
   Three Years.......................................                     10,335            3.35            1.10         0.99
   One Year..........................................                     10,147            1.47            1.47         1.35
Scudder Investment Grade Bond Subaccount.............      0.51
   Life of Subaccount (from 05/01/96)................                     11,593           15.93            3.22         3.11
   Life of Portfolio (from 05/01/96).................                     11,593           15.93            3.22         3.11
   Three Years.......................................                     10,031            0.31            0.10        -0.02
   One Year..........................................                     10,051            0.51            0.51         0.39

The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page __ for additional information.

                                                                                                               AVERAGE
                                                                                                                ANNUAL
                                                                                      TOTAL RETURN(1)           TOTAL
                                                                                    (Non-Standardized)        RETURN(2)
                                                                                    ------------------
                                                        Year to Date              Cumulative                Standardized
                                                                                                            ------------
                                                            (%)         Ending       (%)      Annualized     Annualized
                                                         Return(3)     Value(4)     Return    (%) Return     (%) Return
                                                         ---------     --------     ------    ----------     ----------
Scudder Growth Subaccount..........................       -26.42
   Life of Subaccount (from 12/09/83)..............                     82,752      727.52       13.19          13.17
   Life of Portfolio (from 12/09/83)...............                     82,752      727.52       13.19          13.17
   Ten Years.......................................                     40,732      307.32       15.08          15.04
   Five Years......................................                     16,306       63.06       10.27          10.19
   Three Years.....................................                     11,080       10.80        3.48          -1.54
   One Year........................................                      7,358      -26.42      -26.42         -41.52
Scudder Blue Chip Subaccount.......................       -15.99
   Life of Subaccount (from 05/01/97)..............                     13,141       31.41        7.74           7.64
   Life of Portfolio (from 05/01/97)...............                     13,141       31.41        7.74           7.64
   One Year........................................                      8,401      -15.99      -15.99         -16.11
Scudder Capital Growth Subaccount..................       -17.90
   Life of Subaccount (from 06/01/98)..............                     12,689       26.89        9.34           6.02
   Life of Portfolio (from 07/16/85)...............                     80,315      703.15       14.42          14.40
   Ten Years.......................................                     44,622      346.22       16.13          16.33
   Five Years......................................                     20,525      105.25       15.47          16.33
   Three Years.....................................                     13,095       30.95        9.40           9.30
   One Year........................................                      8,210      -17.90      -17.90         -18.02
Credit Suisse Warburg Pincus Trust-Global Post-
Venture Capital Subaccount.........................       -26.29
   Life of Subaccount (from 06/01/98)..............                     10,934        9.34        3.41           3.29
   Life of Portfolio (from 09/30/96)...............                     13,864       38.64        7.99           7.90
   Three Years.....................................                     12,283       22.83        7.09           6.99
   One Year........................................                      7,371      -26.29      -26.29         -26.41
 SVS Dreman High Return Equity Subaccount..........        19.65
   Life of Subaccount (from 06/01/98)..............                     10,827        8.27        3.03           2.92
   Life of Portfolio (from 05/01/98)...............                     10,827        8.27        3.03           2.92
   One Year........................................                     11,965       19.65       19.65          19.53
 SVS Dreman Financial Services Subaccount..........        16.42
   Life of Subaccount (from 06/01/98)..............                     10,708        7.08        2.61           2.49
   Life of Portfolio (from 05/01/98)...............                     10,708        7.08        2.61           2.49
   One Year........................................                     11,642       16.42       16.42          16.30
Scudder Small Cap Growth Subaccount................       -18.66
   Life of Subaccount (from 05/02/94)..............                     29,633      196.33       17.70          17.65
   Life of Portfolio (from 05/02/94)...............                     29,633      196.33       17.70          17.65
   Five Years......................................                     21,558      115.58       16.61          16.54
   Three Years.....................................                     12,391       23.91        7.41           7.30
   One Year........................................                      8,134      -18.66      -18.66         -18.78
Scudder Small Cap Value Subaccount.................        -4.93
   Life of Subaccount (from 05/01/96)..............                     10,396        3.96        0.84           0.72
   Life of Portfolio (from 05/01/96)...............                     10,396        3.96        0.84           0.72
   Three Years.....................................                      8,105      -18.95       -6.76          -6.90
   One Year........................................                      9,507       -4.93       -4.93          -5.05

   The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page __ for additional information.

                                                                                                               AVERAGE
                                                                                                                ANNUAL
                                                                                      TOTAL RETURN(1)           TOTAL
                                                                                    (Non-Standardized)        RETURN(2)
                                                                                    ------------------
                                                        Year to Date              Cumulative                Standardized
                                                                                                            ------------
                                                            (%)         Ending       (%)      Annualized     Annualized
                                                         Return(3)     Value(4)     Return    (%) Return     (%) Return
                                                         ---------     --------     ------    ----------     ----------
Scudder International Research Subaccount(5)..........     -27.75
    Life of Subaccount (from 01/06/92)................                  21,219      112.19        8.73           8.67
    Life of Portfolio (from 01/06/92).................                  21,219      112.19        8.73           8.67
    Five Years........................................                  13,942       39.42        6.87           6.78
    Three Years.......................................                  11,054       10.54        3.40           3.28
    One Year..........................................                   7,225      -27.75      -27.75         -27.87
Scudder Strategic Income Subaccount...................      -6.30
    Life of Subaccount (from 05/01/97)................                   9,873       -1.27       -0.35          -0.47
    Life of Portfolio (from 05/01/97).................                   9,873       -1.27       -0.35          -0.47
    One Year..........................................                   9,370       -6.30       -6.30          -6.42
Scudder  Global Discovery Subaccount..................     -13.61
    Life of Subaccount (from 06/01/98)................                  13,864       38.64       13.04          12.94
    Life of Portfolio (from 05/01/96).................                  19,149       91.49       14.94          14.87
    Three Year........................................                  16,059       60.59       17.10          17.02
    One Year..........................................                   8,639      -13.61      -13.61         -13.73
Scudder  International Subaccount.....................     -28.86
    Life of Subaccount (from 06/01/98)................                  10,826        8.26        3.02           3.75
    Life of Portfolio (from 05/01/87).................                  32,309      223.09        8.96           9.39
    Ten Years.........................................                  25,508      155.08        9.82           9.76
    Five Years........................................                  15,442       54.42        9.08           8.99
    Three Years.......................................                  12,480       24.80        7.66           7.56
    One Year..........................................                   7,114      -28.86      -28.86         -28.98
Scudder New Europe Subaccount(5)......................     -14.43
    Life of Subaccount (from 06/01/98)................                   8,860      -11.40       -4.46          -4.59
    Life of Portfolio (from 05/01/98).................                   8,860      -11.40       -4.46          -4.59
    One Year .........................................                   8,557      -14.43      -14.43         -14.55
Scudder Global Blue Chip Subaccount...................     -11.82
    Life of Subaccount (from 06/01/98)................                  10,882        8.82        3.24           3.12
    Life of Portfolio (from 05/01/98).................                  10,882        8.82        3.24           3.12
    One Year..........................................                   8,818      -11.82      -11.82         -11.94
Credit Suisse Warburg Pincus Trust-Emerging Markets
  Subaccount..........................................     -38.01
    Life of Subaccount (from 06/01/98)................                   7,780      -22.20       -8.99          -9.13
    Life of Portfolio (from 12/31/97).................                   9,277       -7.23       -2.47           2.60
    One Year..........................................                   6,199      -38.01      -38.01         -38.13
Scudder Total Return Subaccount(16)...................     -11.14
    Life of Subaccount (from 04/06/82)................                  82,969      729.69       11.96          11.95
    Life of Portfolio (from 04/06/82).................                  82,969      729.69       11.96          11.95
    Ten Years.........................................                  28,386      183.26       10.97          10.95
    Five Years........................................                  15,557       55.57        9.24           9.16
    Three Years.......................................                  11,167       11.67        3.75           3.64
    One Year..........................................                   8,886      -11.14      -11.14         -11.26

     The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page __ for additional information.

                                                                                                               AVERAGE
                                                                                                                ANNUAL
                                                                                      TOTAL RETURN(1)           TOTAL
                                                                                    (Non-Standardized)        RETURN(2)
                                                                                    ------------------
                                                        Year to Date              Cumulative                Standardized
                                                                                                            ------------
                                                            (%)         Ending       (%)      Annualized     Annualized
                                                         Return(3)     Value(4)     Return    (%) Return     (%) Return
                                                         ---------     --------     ------    ----------     ----------
Scudder  Growth and Income Subaccount...............       -10.65
   Life of Subaccount (from 06/01/98)...............                     8,927       -10.73      -4.17           -4.30
   Life of Portfolio (from 05/02/94)................                    21,834       118.34      12.43           12.37
   Five Years.......................................                    15,216        52.16       8.76            8.67
   Three Years......................................                     9,559        -4.41      -1.49           -1.62
   One Year.........................................                     8,935       -10.65     -10.65          -10.77
Alger American Leveraged AllCap Subaccount..........       -31.76
   Life of Subaccount (from 11/01/99)...............                     9,376        -6.24      -5.39           -9.48
   Life of Portfolio (from 01/24/95)................                    44,108       341.08      28.41           28.38
   Three Years......................................                    18,616        86.16      23.02           22.94
   One Year.........................................                     6,824       -31.76     -31.76          -31.88
Alger American Balanced Subaccount..................       -11.26
   Life of Subaccount (from 11/01/99)...............                    10,137         1.37       1.17           -2.78
   Life of Portfolio (from 09/05/89)................                    32,233       222.33      10.89           10.85
   Ten Years........................................                    28,951       189.51      11.22           11.17
   Five Years.......................................                    18,941        89.41      13.63           13.56
   Three Years......................................                    14,458        44.58      13.08           12.98
   One Year.........................................                     8,874       -11.26     -11.26          -11.38
Dreyfus Socially Responsible Growth Subaccount......       -18.95
   Life of Subaccount (from 05/03/99)...............                     9,830        -1.70      -1.03           -1.15
   Life of Portfolio (from 10/07/93)................                    30,567       205.67      16.71           16.66
   Five Years.......................................                    20,301       103.01      15.21           15.15
   Three Years......................................                    13,057        30.57       9.30            9.20
   One Year.........................................                     8,105       -18.95     -18.95          -19.07
(Dreyfus) MidCap Stock Subaccount...................        -1.00
   Life of Subaccount (from 11/01/99)...............                    10,560         5.60       4.80            6.52
   Life of Portfolio (from 05/01/98)................                    10,590         5.90       2.17            2.06
   One Year.........................................                     9,900        -1.00      -1.00           -1.12
Scudder Aggressive Growth Subaccount................       -13.31
   Life of Subaccount (from 05/03/99)...............                     9,421        -5.79      -3.53           -3.65
   Life of Portfolio (from 05/01/99)................                     9,421        -5.79      -3.53           -3.65
   One Year.........................................                     8,669       -13.31     -13.31          -15.27

    The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page ___ for additional information.

                                                                                                          AVERAGE
                                                                                                           ANNUAL
                                                                                 TOTAL RETURN(1)           TOTAL
                                                                               (Non-Standardized)        RETURN(2)
                                                                               ------------------
                                                   Year to Date              Cumulative                Standardized
                                                                                                       ------------
                                                       (%)         Ending       (%)      Annualized     Annualized
                                                    Return(3)     Value(4)     Return    (%) Return     (%) Return
                                                    ---------     --------     ------    ----------     ----------
Scudder Technology Growth Subaccount...........       20.00
   Life of Subaccount (from 05/03/99)..........                     6,888      -31.12       -20.11         -20.25
   Life of Portfolio (from 05/01/99)...........                     6,888      -31.12       -20.11         -20.25
One Year.......................................                    12,000       20.00        20.00          19.88
 SVS Index 500 Subaccount......................      -17.92
   Life of Subaccount (from 09/10/99)..........                     9,124       -8.76        -6.67          -6.79
   Life of Portfolio (from 09/01/99)...........                     9,124       -8.76        -6.67          -6.79
One Year ......................................                     8,208      -17.92       -17.92         -18.04
 SVS Focused Large Cap Growth Subaccount.......      -17.08
   Life of Subaccount (from 10/29/99)..........                    10,773        7.73         6.57           6.45
   Life of Portfolio (from 10/29/99)...........                    10,773        7.73         6.57           6.45
One Year.......................................                     8,292      -17.08       -17.08         -17.20
 SVS Growth Opportunities......................      -19.31
   Life of Subaccount (from 10/29/99)..........                     9,557       -4.43        -3.80          -3.92
   Life of Portfolio (from 10/29/99)...........                     9,557       -4.43        -3.80          -3.92
   One Year....................................                     8,069      -19.31       -19.31         -19.43
 SVS Growth And Income.........................      -17.35
   Life of Subaccount (from 10/29/99)..........                     9,674       -3.40        -2.92          -2.92
   Life of Portfolio (from 10/29/99)...........                     9,674       -3.40        -2.92          -2.92
   One Year....................................                     8,277      -17.35       -17.35         -17.35
Scudder 21st Century Growth....................      -29.68
   Life of Subaccount (from 05/03/99)..........                    12,588       25.88        14.87          14.76
   Life of Portfolio (from 05/03/99)...........                    12,588       25.88        14.87          14.76
   One Year....................................                     7,032      -29.68       -29.68         -29.80
Scudder Capital Growth.........................      -17.90
   Life of Subaccount (from 05/01/98)..........                    12,688       26.89         9.34           6.02
   Life of Portfolio (from 07/16/85)...........                    80,315      703.15        14.42          14.40
   Ten Years...................................                    44,622      346.22        16.13          16.33
   Five Years..................................                    20,524      105.25        15.47          16.33
   Three Years.................................                    13,094       30.95         9.40           9.30
   One Year....................................                     8,120      -17.90       -17.90         -18.02
SVS Investment Grade Bond......................        0.51
   Life of Subaccount (from 05/01/96)..........                    11,592       15.93         3.22           3.11
   Life of Portfolio (from 05/01/96)...........                    11,592       15.93         3.22           3.11
   Three Years.................................                    10,030        0.31         0.10          -0.02
   One Year....................................                    10,051        0.51         0.51           0.39
SVS Global Blue Chip...........................      -11.82
   Life of Subaccount (from 05/05/98)..........                    10,881        8.82         3.24           3.12
   Life of Portfolio (from 05/05/98)...........                    10,881        8.82         3.24           3.12
   One Year....................................                     8,818      -11.82       -11.82         -11.94

    The performance data quoted for the Subaccounts is based on past performance and is not representative of future results. Investments return and principal value will fluctuate so that unit values, when redeemed, may be worth more or less than their original cost. See page __ for additional information.

                           PERFORMANCE FIGURES--NOTES

*   N/A Not Applicable

(1) The Non-Standardized Total Return figures quoted are based on a hypothetical $10,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract as well as the applicable Withdrawal charge that may be imposed at the end of the quoted period and the maximum charge for the Value Credit rider, the Earnings Enhanced Death Benefit rider and the Guaranteed Retirement Income Benefit rider. Non-Standardized Total Return Figures would be higher if the Earnings Enhanced Death Benefit charge was 0.25% instead of 0.85%. Premium taxes are not reflected.

(2) The Standardized Average Annual Total Return figures quoted are based on a hypothetical $1,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract as well as the applicable Withdrawal charge that may be imposed at the end of the quoted period and the maximum charge for the Value Credit rider, the Earnings Enhanced Death Benefit rider and the Guaranteed Retirement Income Benefit rider. Standardized Average Annual Total Return Figures would be higher if the Earnings Enhanced Death Benefit charge was 0.25% instead of 0.85%. Premium taxes are not reflected.

(3) The Year to Date percentage return figures quoted are based on the change in unit values.

(4) The Ending Values quoted are based on a $10,000 initial investment and assumes the deduction of all recurring charges and fees applicable under the Contract as well as the applicable Withdrawal Charge but not premium taxes which may be imposed in certain states.

(5) There are special risks associated with investing in non-U.S. companies, including fluctuating foreign currency exchange rates, foreign governmental regulations and differing degrees of liquidity that may adversely affect portfolio securities.

(6) The high yield potential offered by these Subaccounts reflect the substantial risks associated with investments in high-yield bonds.

(7) An investment in the Scudder Money Market Subaccount #1 is neither insured nor guaranteed by the U.S. government. There can be no assurance that the Scudder Money Market Portfolio will be able to maintain a stable net asset value of $1.00 per share. Scudder Money Market Subaccount #2 is not shown because it is available only for dollar cost averaging that will deplete your Subaccount Value entirely at least by the end of the first Contribution Year.

TAX-DEFERRED ACCUMULATION

                                  NON-QUALIFIED
                                     ANNUITY              CONVENTIONAL
                             After-tax contributions      SAVINGS PLAN
                            and tax-deferred earnings       After-tax
                            -------------------------     Contributions
                                            Taxable Lump   and taxable
                         No Withdrawals    Sum Withdrawal   Earnings
                         --------------    --------------   --------
10 Years ..............     $107,946          $ 86,448      $ 81,693
20 Years ..............      233,048           165,137       133,476
30 Years ..............      503,133           335,021       218,082


This chart compares the accumulation of a $50,000 initial investment into a Non-Qualified Annuity and a Conventional Savings Plan. Contributions to the Non-Qualified Annuity and the Conventional Savings Plan are made after-tax. Only the gain in the Non-Qualified Annuity will be subject to income tax in a taxable lump sum withdrawal. The chart assumes a 37.1% federal marginal tax rate and an 8% annual return. The 37.1% federal marginal tax is based on a marginal tax rate of 36%, representative of the target market, adjusted to reflect a decrease of $3 of itemized deductions for each $100 of income over $117,950. Tax rates are subject to change as is the tax-deferred treatment of the Contracts. Income on Non-Qualified Annuities is taxed as ordinary income upon withdrawal. A 10% tax penalty may apply to early withdrawals. See "Federal Income Taxes" in the Prospectus. The chart does not reflect the following annuity charges and expenses: 1.25% mortality and expense risk; .15% administration charges; 8.5% maximum deferred withdrawal charge if Value Credit elected; and $30 annual records maintenance charge. The tax-deferred accumulation would be reduced if these charges were reflected. No implication is intended by the use of these assumptions that the return shown is guaranteed in any way or that the return shown represents an average or expected rate of return over the period of the Contracts. [IMPORTANT--THIS IS NOT AN ILLUSTRATION OF YIELD OR RETURN].

Unlike savings plans, contributions to Non-Qualified Annuities provide tax-deferred treatment on earnings. In addition, contributions to tax-deferred retirement annuities are not subject to current tax in the year of contribution. When monies are received from a Non-Qualified Annuity (and you have many different options on how you receive your funds), they are subject to income tax. At the time of receipt, if the person receiving the monies is retired, not working or has additional tax exemptions, these monies may be taxed at a lesser rate.

APPENDIX B

STATE PREMIUM TAX CHART

                                               Rate of Tax
                                               -----------
                                        Qualified      Non-Qualified
State                                     Plans            Plans
-----                                     -----            -----

California.                               0.50%            2.35%*
Maine                                       --             2.00%
Mississippi                                 --             1.00%*
Nevada.                                     --             3.50%*
North Carolina.                             --             1.90%
Pennsylvania.                               --             2.00%
South Dakota.                               --             1.25%
Washington D.C.                           2.25%            2.25%
West Virginia                             1.00%            1.00%
Wyoming                                     --             1.00%


* Taxes become due when annuity benefits commence, rather than when the premiums are collected. At the time of annuitization, the premium tax payable will be charged against the Contract Value. KILICO reserves the right to deduct taxes when assessed.

                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

          (a)  Financial Statements:

                 (1)  Financial Statements included in Prospectus:


                      Kemper Investors Life Insurance Company and Subsidiaries


                           Kemper Investors Life Insurance Company and
                           Subsidiaries Consolidated Balance Sheet, as of June 30, 2001 (unaudited) and December 31, 2000.

                           Kemper Investors Life Insurance Company and
                           Subsidiaries Consolidated Statements of Operations, for the six month periods ended June 30, 2001 and 2000 (unaudited).

                           Kemper Investors Life Insurance Company and
                           Subsidiaries Consolidated Statements of Comprehensive Income (Loss), for the six month periods ended June 30, 2001 and 2000 (unaudited).

                           Kemper Investors Life Insurance Company and
                           Subsidiaries Consolidated Statements of Cash Flows, for the six month periods ended June 30, 2001 and 2000 (unaudited).

                           Notes to Consolidated Financial Statements
                           (unaudited)

                      Kemper Investors Life Insurance Company and Subsidiaries

                           Report of Independent Accountants

                           Kemper Investors Life Insurance Company and
                           Subsidiaries Consolidated Balance Sheets, as of December 31, 2000 and 1999

                           Kemper Investors Life Insurance Company and
                           Subsidiaries Consolidated Statements of Operations, years ended December 31, 2000, 1999 and 1998

                           Kemper Investors Life Insurance Company and
                           Subsidiaries Consolidated Statements of Comprehensive Income, years ended December 31, 2000, 1999 and 1998

                           Kemper Investors Life Insurance Company and
                           Subsidiaries Consolidated Statements of Stockholder's Equity, years ended December 31, 2000, 1999 and 1998

                           Kemper Investors Life Insurance Company and
                           Subsidiaries Consolidated Statements of Cash Flows, years ended December 31, 2000, 1999 and 1998

                           Notes to Consolidated Financial Statements

                 (2) Financial Statements included in Part B of the Registration Statement:

                      KILICO Variable Annuity Separate Account for assets attributable to other variable annuity contracts offered by KILICO through the Separate Account.

                        Report of Independent Accountants

                        Combined Statement of Assets and Liabilities and Contract Owners' Equity as of
                        December 31, 2000

                        Combined Statement of Operations for the Year Ended December 31, 2000

                        Combined Statements of Changes in Contract Owners' Equity for the Years Ended December 31, 2000 and 1999

                        Notes to Financial Statements

(b)  Exhibits:

     /4/1.1 A copy of resolution of the Board of Directors of Kemper Investors Life Insurance Company dated September 13, 1977.

     /4/1.2 A copy of Record of Action of Kemper Investors Life Insurance Company dated April 15, 1983.

        2.       Not Applicable.

     /3/3.1 Distribution Agreement between Investors Brokerage Services, Inc. and KILICO.

     /1/3.2      Addendum to Selling Group Agreement of Kemper Financial
                 Services, Inc.

     /2/3.3      Selling Group Agreement of Investors Brokerage Services, Inc.

        4.1 Form of Group Flexible Premium Variable, Market Value Adjusted and Fixed Deferred Annuity Contract.

        4.2 Form of Certificate to Group Flexible Premium Variable, Market Value Adjusted and Fixed Deferred Annuity Contract.

        4.3 Form of Individual Flexible Premium Variable, Market Value Adjusted and Fixed Deferred Annuity Contract.

    /16/4.4      Unisex Rider.

    /16/4.5      Form of Qualified Plan Rider.

    /16/4.6      Form of SIMPLE IRA - Individual Retirement Annuity Supplemental
                 Rider.

    /16/4.7 Form of Amendment to Contract to Qualify a Roth Individual Retirement Annuity.

    /16/4.8      Form of 457 Deferred Compensation Rider.

    /16/4.9      Form of Group Master Application.

    /16/4.10     Form of Individual Retirement Annuity Supplemental Rider.

        4.11     Form of Value Credit Rider.

        4.12     Form of Earnings Enhanced Death Benefit Rider.

        4.13     (a) Form of Guaranteed Retirement Income Benefit Rider (7 yr).
                 (b) Form of Guaranteed Retirement Income Benefit Rider (10 yr).

    4.14     Form of Disability Rider.

    4.15     Form of Nursing Care Rider.

    4.16     Form of ERISA Loan Rider.

    4.17     Form of Employee/Broker Credit Program.

/16/5.       Form of Application.

 /3/6. Kemper Investors Life Insurance Company articles of incorporation and by-laws.

    7.       Not applicable.

 /6/8.1(a)   Participation Agreement By and Among Kemper Investors Life
             Insurance Company and Warburg, Pincus Trust and Credit Suisse Asset
             Management, LLC (successor to Warburg Pincus Asset Management,
             Inc.) and Credit Suisse Asset Management Securities, Inc. (f/k/a
             Counsellors Securities Inc.).

 /5/8.1(b)   Service Agreement between Credit Suisse Asset Management, LLC
             (successor to Warburg Pincus Asset Management, Inc.) and Federal
             Kemper Life Assurance Company and Kemper Investors Life Insurance
             Company.

/12/8.1(c)   Restatement of Participation Agreement among Counsellors Securities
             Inc., Warburg Pincus Asset Management, Inc. and/or the Warburg
             Pincus Funds and Kemper Investors Life Insurance Company.

 /6/8.2 Fund Participation Agreement among Kemper Investors Life Insurance Company, Kemper Investors Fund (now known as Scudder Variable Series II), Zurich Kemper Investments, Inc. (now known as Zurich Scudder Investments, Inc.) and Kemper Distributors, Inc. (now known as Scudder Distributors, Inc.)

 /7/8.3(a)   Participation Agreement between Kemper Investors Life Insurance
             Company and Scudder Variable Life Investment Fund (now known as
             Scudder Variable Series I).

 /7/8.3(b)   Participating Contract and Policy Agreement between Kemper
             Investors Life Insurance Company and Scudder Kemper Investments,
             Inc. (now known as Zurich Scudder Investments, Inc.)

 /7/8.3(c)   Indemnification  Agreement between Kemper Investors Life Insurance
             Company and Scudder Kemper Investments, Inc. (now known as Zurich
             Scudder Investments, Inc.)

/13/8.4(a)   Fund Participation Agreement between Kemper Investors Life
             Insurance Company and The Dreyfus Socially Responsible Growth Fund,
             Inc.

/14/8.4(b)   November 1, 1999 Amendment to Fund Participation Agreement
             between Kemper Investors Life Insurance Company and The Dreyfus
             Socially Responsible Growth Fund, Inc.

/14/8.4(c)   Administrative Services Agreement by and between The Dreyfus
             Corporation and Kemper Investors Life Insurance Company (redacted).

/14/8.4(d)   November 1, 1999 Amendment to Administrative Services Agreement
             by and between The Dreyfus Corporation and Kemper Investors Life
             Insurance Company (redacted).

/14/8.5(a)   Fund Participation Agreement by and among The Alger American Fund,
             Kemper Investors Life Insurance Company and Fred Alger & Company
             Incorporated.

   /14/8.5(b)    Service Agreement between Fred Alger Management, Inc. and
                 Kemper Investors Life Insurance Company (redacted).

   /15/8.6(a)    Form of Fund Participation Agreement by and among Kemper
                 Investors Life Insurance Company, INVESCO Variable Investment
                 Funds, Inc., INVESCO Funds Group, Inc. and INVESCO
                 Distributors, Inc.

   /15/8.7(b)    Form of Administrative Services Agreement by and between
                 INVESCO Funds Group, Inc., INVESCO Variable Investment Funds,
                 Inc. and Kemper Investors Life Insurance Company (redacted).

       9.        Opinion and Consent of Counsel.

      10.        Consent of independent accountants.

      11.        Not Applicable.

      12.        Not Applicable.

      13.        Schedules for Computation of Performance Calculations.

  /11/14.        Organizational Chart.

   /8/17.1 Schedule III: Supplementary Insurance Information (years ended December 31, 2000 and 1999).

   /8/17.2       Schedule IV: Reinsurance (year ended December 31, 2000).

   /9/17.3       Schedule IV: Reinsurance (year ended December 31, 1999).

  /10/17.4       Schedule IV: Reinsurance (year ended December 31, 1998).

   /8/17.5 Schedule V: Valuation and qualifying accounts (year ended December 31, 2000).

   /9/17.6 Schedule V: Valuation and qualifying accounts (year ended December 31, 1999).

  /10/17.7 Schedule V: Valuation and qualifying accounts (year ended December 31, 1998).

_______________

/1/ Incorporated by reference to Post-Effective Amendment No. 22 to the Registration Statement on Form N-4 filed on or about April 27, 1995.

/2/ Incorporated by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4 filed on or about September 14, 1995.

/3/ Incorporated by reference to Exhibits filed with the Registration Statement on Form S-1 for KILICO (File No. 333-02491) filed on or about April 12, 1996.

/4/ Incorporated by reference to the Registration Statement on Form N-4 for the Registrant (File No. 333-22375) filed on or about February 26, 1997.

/5/ Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form S-6 (File No. 33-79808) filed on or about April 30, 1997.

/6/ Incorporated by reference to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-22389) filed on or about April 8, 1998.

/7/ Incorporated by reference to Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-22389) filed on or about April 20, 1999.

/8/ Incorporated by reference to Form 10-K for Kemper Investors Life Insurance Company for fiscal year ended December 31, 2000 filed on or about March 28, 2001.

/9/ Incorporated by reference to Form 10-K for Kemper Investors Life Insurance Company for fiscal year ended December 31, 1999 filed on or about March 29, 2000.

/10/ Incorporated by reference to Amendment No. 4 to the Registration Statement on Form S-1 for KILICO (File No. 333-02491) filed on or about April 20, 1999.

/11/ Incorporated by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-4 for the Registrant (File No. 2-72671) filed on or about April 26, 2000.

/12/ Incorporated by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-4 (File No. 333-22375) filed on or about September 14, 1999.

/13/ Incorporated by reference to Post-Effective Amendment No. 28 to the Registration Statement on Form N-4 (File No. 2-72671) filed on or about April 28, 1999.

/14/ Incorporated by reference to Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-22389) filed on or about April 17, 2000.

/15/ Incorporated by reference to Amendment No. 7 to the Registration Statement on Form S-1 (File No. 333-22389) filed on or about April 26, 2001.

/16/ Incorporated by reference to the Initial Registration Statement on Form S-1 (File No. 333-61204) filed on or about May 18, 2001.

Item 25.  Directors and Officers of Kemper Investors Life Insurance Company

          The directors and principal officers of KILICO are listed below together with their current positions. The address of each officer and director is 1600 McConnor Parkway, Schaumburg, Illinois 60196.

                    Name                                               Office with KILICO
                    ----                                               ------------------
Gale K. Caruso.................................    President, Chief Executive Officer and Director
Eliane C. Frye ................................    Executive Vice President and Director
Frederick L. Blackmon .........................    Executive Vice President, Chief Financial Officer and Director
Russell M. Bostick ............................    Executive Vice President and Chief Information Officer
James C. Harkensee ............................    Executive Vice President
Edward K. Loughridge ..........................    Executive Vice President and Corporate Development Officer
Debra P. Rezabek...............................    Executive Vice President, General Counsel, Corporate Secretary
                ...............................    and Director
Edward L. Robbins..............................    Executive Vice President and Chief Actuary
Ivor K. H. Tham................................    Executive Vice President
George Vlaisavljevich..........................    Executive Vice President and Director
Martin D. Feinstein............................    Chairman of the Board


Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant

                 See Exhibit 14 for organizational charts of persons controlled or under common control with Kemper Investors Life Insurance Company.

                 Investors Brokerage Services, Inc. and Investors Brokerage Services Insurance Agency, Inc. are wholly owned subsidiaries of KILICO.

Item 27.  Number of Contract Owners

                 Registrant has not commenced sales of the Contract; therefore, there are no Contract Owners.

Item 28.  Indemnification

                 To the extent permitted by law of the State of Illinois and subject to all applicable requirements thereof, Article VI of the By-Laws of Kemper Investors Life Insurance Company ("KILICO") provides for the indemnification of any person against all expenses (including attorneys fees), judgments, fines, amounts paid in settlement and other costs actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in which he is a party or is threatened to be made a party by reason of his being or having been a director, officer, employee or agent of KILICO, or serving or having served, at the request of KILICO, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of his holding a fiduciary position in connection with the management or administration of retirement, pension, profit sharing or other benefit plans including, but not limited to, any fiduciary liability under the Employee Retirement Income Security Act of 1974 and any amendment thereof, if he acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of KILICO, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that he did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of KILICO, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which a director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the company, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

                 Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, employees or agents of KILICO pursuant to the foregoing provisions, or otherwise, KILICO has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by KILICO of expenses incurred or paid by a director, officer, employee of agent of KILICO in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent of KILICO in connection with variable annuity contracts, KILICO will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by KILICO is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

Item 29.(a)  Principal Underwriter

                 Investors Brokerage Services, Inc., a wholly owned subsidiary of Kemper Investors Life Insurance Company, acts as principal underwriter for KILICO Variable Annuity Separate Account, KILICO Variable Separate Account, Kemper Investors Life Insurance Company Variable Annuity Account C and FKLA Variable Separate Account.

Item 29.(b) Information Regarding Principal Underwriter, Investors Brokerage Services, Inc.

                 The address of each officer is 1600 McConnor Parkway, Schaumburg, Illinois 60196.

                                                   Position and Offices
                Name                                 with Underwriter
                ----                                 ----------------

          Gale K. Caruso.....................   Chairman and Director
          Michael E. Scherrman ..............   President and Director
          David S. Jorgensen ................   Vice President and Treasurer
          Thomas K. Walsh ...................   Assistant Vice President
          Debra P. Rezabek ..................   Secretary
          Frank J. Julian ...................   Assistant Secretary
          Allen R. Reed .....................   Assistant Secretary
          Eliane C. Frye ....................   Director
          George Vlaisavljevich .............   Director

Item 29.(c)

                 Not applicable.

Item 30.  Location of Accounts and Records

                 Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Kemper Investors Life Insurance Company at its home office at 1600 McConnor Parkway, Schaumburg, Illinois 60196.

Item 31.  Management Services

                 Not applicable.

Item 32.  Undertakings and Representation

                 a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

                 b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

                 c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

Representation Regarding Fees and Charges Pursuant to Section 26 of the Investment Company Act of 1940

                 Kemper Investors Life Insurance Company ("KILICO") represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by KILICO.

Representation Regarding Contracts Issued to Participants of Tax-Sheltered Annuity Programs

                 KILICO, depositor and sponsor of Registrant, KILICO Variable Annuity Separate Account (the "Separate Account"), and Investors Brokerage Services, Inc. ("IBS"), the principal underwriter of the Group Flexible Premium Fixed, Market Value Adjusted and Variable Deferred Annuity Contracts (the "Contracts") issued by Registrant, will issue the Contracts to participants in IRC 403(b) Tax-Sheltered Annuity Programs in reliance upon, and in compliance with, the no-action letter dated November 28, 1988 to American Council of Life Insurance. In connection therewith, KILICO, the Separate Account and IBS represent that they will:

                 1. Include appropriate disclosure regarding the restrictions on redemptions imposed by IRC Section 403(b)(11) in each registration statement, including the Prospectus, used in connection with IRC 403(b) Tax-Sheltered Annuity Programs;

                 2. Include appropriate disclosure regarding the restrictions on redemptions imposed by IRC Section 403(b)(11) in any sales literature used in connection with the offer of Contracts to 403(b) participants;

                 3. Instruct salespeople who solicit participants to purchase Contracts specifically to bring the restrictions on redemption imposed by 403(b)(11) to the attention of potential participants; and

                 4. Obtain from each participant who purchases an IRC Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by IRC Section 403(b) and the investment alternatives available under the employer's IRC Section 403(b) arrangement, to which the participant may elect to transfer his or her contract value.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, KILICO Variable Annuity Separate Account, has caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned in the City of Schaumburg and State of Illinois on the 11th day of October, 2001.

                           KILICO VARIABLE ANNUITY SEPARATE ACCOUNT (Registrant)
                           By: Kemper Investors Life Insurance Company

                           BY:/s/  GALE K. CARUSO
                              --------------------------------------------------
                           Gale K. Caruso, President and Chief Executive Officer

                           KEMPER INVESTORS LIFE INSURANCE COMPANY (Depositor)

                           BY:/s/  GALE K. CARUSO
                              --------------------------------------------------
                           Gale K. Caruso, President and Chief Executive Officer

As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following directors and principal officers of Kemper Investors Life Insurance Company in the capacities indicated on the 11th day of October, 2001.


                      Signature                                                       Title
                      ---------                                                       -----
/s/  GALE K. CARUSO                                               President, Chief Executive Officer and Director
-----------------------------------------------------             Principal Executive Officer)
Gale K. Caruso

/s/ MARTIN D. FEINSTEIN                                           Chairman of the Board
-----------------------------------------------------
Martin D. Feinstein

/s/ Frederick L. BLACKMON                                         Executive Vice President, Chief Financial
-----------------------------------------------------             Officer and Director  (Principal Financial Officer
                                                                  and Principal Accounting Officer)

Frederick L. Blackmon
/s/ Eliane C. FRYE                                                Director
-----------------------------------------------------
Eliane C. Frye

/s/ DEBRA P. REZABEK                                              Director
-----------------------------------------------------
Debra P. Rezabek

/s/  GEORGE VLAISAVLJEVICH                                        Director
-----------------------------------------------------
George Vlaisavljevich

                                  EXHIBIT LIST

                                                                    Sequentially
Exhibit                                                             Numbered
Number                        Description                           Pages
------                        -----------                           -----

  4.1 Form of Group Flexible Premium Fixed, Market Value Adjusted and Variable Deferred Annuity Contract.

  4.2 Form of Certificate to Group Flexible Premium Fixed, Market Value Adjusted and Variable Deferred Annuity Contract.

  4.3 Form of Individual Flexible Premium Fixed, Market Value Adjusted and Variable Deferred Annuity Contract.

  4.11         Form of Value Credit Rider.

  4.12         Form of Earnings Enhanced Death Benefit Rider.

  4.13         (a) Form of Guaranteed Retirement Income Benefit Rider.
               (b) Form of Guaranteed Retirement Income Benefit Rider.

  4.14         Form of Disability Rider.

  4.15         Form of Nursing Care Rider.

  4.16         Form of ERISA Loan Rider.

  4.17         Form of Employee/Broker Credit Program.

     9.        Opinion and Consent of Counsel.

    10.        Consent of independent accountants.

    13.        Schedules for Computation of Performance Calculations.